UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM 20-F

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number

CBD Energy Limited

(Exact name of Registrant as specified in its charter

and translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Suite 2-Level 2, 53 Cross Street Double Bay, Sydney, NSW 2028

(Address of principal executive offices)

Gerard McGowan, Managing Director and Executive Chairman

Suite 2-Level 2, 53 Cross Street Double Bay, Sydney, NSW 2028

Phone: +61 (0)2 9363 9910, Fax: +61 (0)2 9363 9911

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act. Ordinary Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of ordinary shares, as of June 30, 2013 522,847,345

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☐  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐  Yes    ☐  No

Table of Contents

INTRODUCTION		1

PART I		2

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		2
A.	Directors and Senior Management	2
B.	Advisers	2
C.	Auditors	2

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		2

ITEM 3. KEY INFORMATION		2
A.	Selected Financial Data	2
B.	Capitalization and Indebtedness	4
C.	Reasons for the Offer and Use of Proceeds	5
D.	Risk Factors	5

ITEM 4. INFORMATION ON THE COMPANY		27
A.	History and Development of the Company	27
B.	Business Overview	28
C.	Organizational Structure	41
D.	Property, Plants and Equipment	42
E.	Acquisition	43
F.	Divestitures	43

ITEM 4A. UNRESOLVED STAFF COMMENTS		43
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		43
A.	Operating Results	49
B.	Liquidity and Capital Resources	64
C.	Research and Development, Patents and Licenses	70
D.	Trend Information	70
E.	Off-Balance Sheet Arrangements	70
F.	Tabular Disclosure of Contractual Obligations	70

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		71
A.	Directors and Senior Management	71
B.	Compensation	72
C.	Board Practices	74
D.	Employees	77
E.	Share Ownership	77

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		79
A.	Major Shareholders	79
B.	Related Party Transactions	79
C.	Interests of Experts and Counsel	81

ITEM 8. FINANCIAL INFORMATION		82
A.	Consolidated Statements and Other Financial Information	82
B.	Significant Changes	82

ITEM 9. THE OFFER AND LISTING		83
A.	Offer and Listing Details	83
B.	Plan of Distribution	83
C.	Markets	83
D.	Selling Shareholders	83

E.	Dilution	83
F.	Expenses of the Issue	83

ITEM 10. ADDITIONAL INFORMATION		84
A.	Share Capital	84
B.	Constitution	85
C.	Material Contracts	86
D.	Exchange Controls	86
E.	Taxation	87
F.	Dividends and Paying Agents	93
G.	Statement by Experts	93
H.	Documents on Display	93
I.	Subsidiary Information	94

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		94

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		96
A.	Debt Securities	96
B.	Warrants and Rights	96
C.	Other Securities	96
D.	American Depositary Shares	96

PART II		96

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		96

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		96

ITEM 15. CONTROLS AND PROCEDURES		96

ITEM 15T. CONTROLS AND PROCEDURES		96

ITEM 16. RESERVED		96

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT		96

ITEM 16B. CODE OF ETHICS		96

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES		97

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		97

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		97

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT		97

ITEM 16G. CORPORATE GOVERNANCE		97

PART III		97

ITEM 17. FINANCIAL STATEMENTS		97

ITEM 18. FINANCIAL STATEMENTS		97

ITEM 19. EXHIBITS		98

INTRODUCTION

CBD Energy Limited is an Australian company formed on August 18, 1989. Our businesses are focused on the downstream implementation of renewable power generation capacity and the delivery of differentiated products and services intended to allow electricity consumers to reduce power costs and increase efficiency of their electricity consumption. We operate in the following sub-segments of the renewable energy and energy-efficiency industry:

•	Solar PV (in multiple countries)

o	Residential and small commercial solar system design and installation, together sometimes referred to as small-scale solar.

o	Large commercial and utility-scale solar system design, development and installation, together sometimes referred to as large-scale solar.

•	Large-scale wind project development in Australia.

•	Energy efficiency/technology solutions deployment in Australia and the surrounding region

o	Parmac Air Conditioning & Mechanical Services Pty Ltd. (referred to as Parmac), this wholly-owned subsidiary is a mechanical services contracting company primarily serving the area around Melbourne, Australia.

o	Remote Area Power Systems (referred to as RAPS) / Technology Solutions – this business unit is comprised of several wholly-owned subsidiaries that own and operate power generation assets and, until its divestiture in April 2013, Larkden Pty Ltd. which owned rights patents and know-how for energy storage.

o	Capacitor Technologies Pty Ltd.(referred to as CapTech) - this company was our wholly-owned subsidiary until its sale in August 2013; it manufactures power factor correction and other equipment used to manage electric power quality and energy efficiency.

The current principal listing of our ordinary shares and listed options to purchase our ordinary shares is the Australian Securities Exchange, or ASX. We are filing this registration statement on Form 20-F in connection with our intention to have our ordinary shares begin trading on the OTCBB and the filing of an application for the eventual listing of our ordinary shares on the NASDAQ Capital Market under the symbol “CBDE” (Please refer to Item 9.C under the heading “Markets for further information about the status of our NASDAQ listing application.) As used in this registration statement, the terms “we,” “us,” “our”, “CBD Energy” and the “Company” mean CBD Energy Limited and its subsidiaries, unless otherwise indicated.

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions, to the extent that they are applicable to us if not otherwise utilizing available exemptions as a foreign private issuer, include:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Operating and Financial Review and Prospects " disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies.

Our consolidated financial statements appearing in this registration statement on Form 20-F are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

In this registration statement, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

Statements made in this registration statement on Form 20-F concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this registration statement on Form 20-F you may read the document itself for a complete description of its terms.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this registration statement on Form 20-F, the statements contained in this registration statement on Form 20-F are “forward-looking statements” which reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements. We remind investors that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. Please see the Risk Factors section that appears in Item 3.D.under the heading “Key Information –Risk Factors.”

PART I

ITEM 1.            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.            Directors and Senior Management

For the names, business addresses and functions of our directors and senior management, see Item 6.A under the heading “Directors, Senior Management and Employees –Directors and Senior Management” and Item 6.C under the heading “Directors, Senior Management and Employees –Board Practices.”

B.            Advisers

Our principal legal advisers are Clayton Utz, Level 15, 1 Bligh Street, Sydney NSW 2000, Australia, as Australian legal counsel, and Reed Smith LLP, 599 Lexington Avenue, New York, New York 10022, United States of America, as U.S. legal counsel.

C.            Auditors

PricewaterhouseCoopers, whose address is 201 Sussex Street, Sydney, NSW 1171, Australia, is our current independent registered public accounting firm and audited our financial statements for the fiscal years ended June 30, 2010, 2011, 2012 and 2013.

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.            KEY INFORMATION

A.            Selected Financial Data

Our consolidated financial statements appearing in this registration statement on Form 20-F comply with both the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and Australian Accounting Standards. Compliance with Australian Accounting Standards ensures that the financial statements and notes also comply with IFRS.

The following selected consolidated financial data as of June 30, 2013, 2012 and 2011, and for the fiscal years ended June 30, 2013, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this registration statement on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, Item 5 under the heading “Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto furnished in accordance with Item 18 under the heading “Financial Statements” and incorporated in this registration statement as Sections F1 and F2.

The selected financial data are presented in Australian dollars (A) (except as otherwise noted).

Consolidated Statements of Operations Data:

	Year Ended June 30,
Amounts in A$(000) except as noted	2013	2012 (Restated)	2011 (Restated)	2010 (Restated)
Revenues from continuing operations	69,928	49,885	159,962	44,553
Operating Expenses
Cost of raw materials, consumables and contractors	44,687	43,073	129,258	29,317
Employee benefit expenses	15,950	16,540	14,421	4,741
Compliance & consultants	4,796	9,056	5,796	2,144
Advertising and marketing	1,032	2,289	1,554	683
Travel costs	1,003	1,587	1,222	722
Occupancy expenses	1,447	1,468	1,310	543
Provision for impairment (re-recognition) of receivables and bad debts written off	188	2,496	185	245
Other expenses	3,223	3,347	3,404	1,542
Share of net loss of associates	-	108	580	131
Depreciation and amortization expenses	895	939	681	426
Sub-total operating costs	73,221	80,903	158,411	40,494
Other income	(4,664)	(3,794)	(3,328)	(322)
Finance costs	9,670	2,327	1,923	993
Break fee from terminated acquisition	-	2,475	-	-
Impairments	3,578	5,258	1,156	3,237
Profit/(Loss) before income tax	(11,877)	(37,284)	1,800	151
Income tax (expense) /benefit	(383)	(2,835)	(594)	2,769
Net Profit/(Loss)	(12,260)	(40,119)	1,206	2,920
Attributable to non-controlling interests	-	-	(30)	-

Other comprehensive income	773	-	-	-

Total comprehensive income	(11,487)	(40,119)	1,236	2,920

Profit / (Loss) per share attributable to ordinary shareholders of the company
Basic (A$)	(2.56)	(8.61)	0.30	1.03
Diluted (A$)	(2.56)	(8.61)	0.30	1.00
Weighted average number of ordinary shares outstanding
Basic	478,873,781	466,044,910	410,684,769	284,318,122
Diluted	478,873,781	466,044,910	412,664,485	336,342,258

Consolidated Balance Sheet Data:

Amounts in A$(000)	As of June 30,
		2012	2011	2010
	2013	(restated)	(restated)	(restated)
Current assets	8,958	28,366	62,688	30,283
Non-current assets	34,249	29,005	36,927	36,212
Total Assets	43,207	57,371	99,615	66,495

Current liabilities	41,500	44,943	46,376	20,096
Non-current liabilities	437	708	4,609	8,679
Total liabilities	41,937	45,651	50,985	28,775

Shareholders’ equity	1,270	11,720	48,630	37,720

Financial information for our fiscal year ended June 30, 2009 has been omitted as the financial statements for this year were not audited under PCAOB standards.

Exchange Rate Information:

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on the 4pm market daily rate in Australia for cable transfers in Australian dollars as certified for customs purposes by the Reserve Bank of Australia.

Exchange rate as of November 30, 2013: A$1.00 is US$ 0.9087

A$1.00 = US$ amount shown
Fiscal Year ended June 30,	At Fiscal Year End	Average Rate	High Rate	Low Rate
2010	0.8523	0.8821	0.9349	0.7745
2011	1.0739	0.9881	1.0939	0.8366
2012	1.0191	1.0319	1.1055	0.9500
2013	0.9275	1.0271	1.0593	0.9202

A$1.00 = US$ amount shown
2013 Month	High	Low
January	1.0583	1.0394
February	1.0428	1.0214
March	1.0466	1.0124
April	1.0553	1.0236
May	1.0367	0.9539
June	0.9773	0.9202
July	0.9295	0.9037
August	0.9216	0.8909
September	0.9496	0.8969
October	0.9675	0.9318
November	0.9516	0.9098

B.            Capitalization and Indebtedness

As of November 30, 2013, we had 522,847,345 ordinary shares and no preference shares outstanding. All of our issued and outstanding ordinary shares are fully paid. We do not have a limit on our authorized share capital and do not recognize the concept of par value under Australian law. No ordinary shares are held by us on behalf of CBD Energy. A history of our equity capitalization is further described below in Item 10.A under the heading “Share Capital”

As of November 30, 2013, our indebtedness consisted of accounts trade payable incurred in the ordinary course of business, secured and unsecured convertible notes, a secured bank note and various unsecured term notes and deferred trade debt. For further information, please see Item 5.B under the heading “Liquidity and Capital Resources”.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

The following risks relate specifically to our business and should be considered carefully. Our business, financial condition and results of operations could be harmed by any of the following risks. As a result, the trading price of our ordinary shares could decline and the holders could lose part or all of their investment.

Risks Related to our Financial Condition

In fiscal year 2012 we experienced a major a downturn in revenue and a substantial operating loss that depleted our liquidity to the point that there is uncertainty that we can continue as a going concern.

All of our business segments recorded a loss from operations and impairment of asset values for the fiscal year ended June 30, 2012 totaling A$40.1 million. Cash used in operations was A$19.0 million for that fiscal year. We subsequently incurred losses in our 2013 fiscal year and thereafter, and there is no assurance that losses affecting some or all of our businesses can be avoided in the future. Moreover, the cash losses incurred during fiscal year 2012 depleted our liquidity to the point that the business cannot continue as a going concern unless we can achieve one or more of the following: operating profitably now and in the future, raising additional debt or equity capital, deferring payment to creditors and selling assets. Refer to Item 5.B under the heading “Liquidity and Capital Resources” for further information. . There is no assurance that we will have access to sufficient funds from such initiatives on terms acceptable to our Board of Directors, or our Board, to meet our future needs.

Our financial results often vary significantly from quarter-to-quarter and year-to-year, and results for a particular quarter may not necessarily be indicative of the results for the following quarter.

Certain of our businesses are subject to irregular revenues or seasonality that have led to, and in the future are likely to result in significant fluctuations in profitability and cash flow from quarter to quarter. Our large-scale solar and wind businesses (described in Item 4.B under the headings “Market Overview and Business Segments – Solar PV – Large Commercial and Utility Scale Solar”and “Market Overview and Business Segments – Large-Scale Wind”, respectively) are project driven and, although individual large-scale solar projects are smaller than those undertaken in the Wind-segment, individual projects in either business segment can represent a meaningful percentage of our revenue, net income and cash flow in any single accounting period. Consequently, delays associated with any single project can lead to significant shortfalls in our expected financial performance. For example, our wind segment experienced no revenue or positive cash flow during fiscal year 2012 but realized revenue of $17.0 million from the sale of a single project in October 2012 (during our 2013 fiscal year). This volatile revenue pattern in our large-scale solar business will be exacerbated by the increasing focus on projects that we build, own (typically at least through the project commissioning phase) and transfer (to a third-party), referred to as BOT projects. In addition, Parmac’s business (described in Item 4.B under the heading “Market Overview and Business Segments – Energy Efficiency / RAPS”, which accounted for 19% of our fiscal year 2012 revenue) is also primarily a project-based business and is subject to volatility typical of the construction sector. In addition, our Australian residential solar business (described in Item 4.B under the heading “Market Overview and Business Segments – Solar PV – Residential and Small Commercial Solar”) has historically experienced seasonal peaks and declines that has exacerbated our quarter-to-quarter revenue and net income volatility. For example, in our fiscal year 2013, the peak monthly installation volume for this business was 415% above the level of the lowest activity month for the fiscal year. As a consequence of these dynamics, it is very difficult to identify trends in overall business activity or profitability for the consolidated company or to anticipate future profitability based on recent results. Moreover, the very short project implementation cycle and short lead time associated with most of our projects make other metrics of business trajectory, such as backlog, difficult to apply. Our current and future expense levels, internal operating plans and revenue forecasts, and operating costs are to a large extent fixed. As a result, we may not be able to sufficiently reduce our costs in any quarter to adequately compensate for an unexpected short-term shortfall in revenues, and even a small shortfall could disproportionately and adversely affect financial results for that quarter. Consequently, we could confront unanticipated liquidity shortfalls that would jeopardize our ability to continue as a going concern.

All of our lines of business are cash intensive, and operations have been, and in the future are likely to be, affected adversely if we fail to maintain sufficient levels of liquidity and working capital.

Customers of our small-scale solar business require prompt fulfillment of their orders, typically within 30 days or less. Consequently, our success depends heavily on the availability component inventories for our PV solar systems. Our management has determined that we need to maintain inventories of approximately one-month sales and this amount will increase if order lead times for components become extended beyond current levels. CapTech (up to the date of its disvestment in August 2013) has similar operating requirements and must also maintain working capital for accounts receivable that typically extend for up to 60 days. The large-scale solar and Parmac project businesses require that our company utilize our own working capital to fund operations between progress payments and, in the former case, through completion of projects that are being constructed under the BOT model. The wind business unit typically requires our company to make significant cash investments over multiple years before realizing revenue or cash flow and our RAPS segment involves substantial upfront investment in generating assets with realization of cash flows and profit over time. We currently lack the capital and liquidity to adequately fund all of these businesses. Additional cash will be needed to fund any growth. Consequently, we have not been able to operate our small-scale solar business above break-even levels for more than 18 months and our project activities, particularly in the large-scale solar sector have been constrained, leading to losses that are ongoing and an inability to capitalize on opportunities to generate revenue. We must raise additional capital, curtail operations in some of our lines of business or divest some of our business units to achieve profitability. Failure to do so increases the likelihood that we will not be able to continue as a going concern and the value of our shares will decline or become worthless.

Applicable accounting rules may result in positive reported earnings when our actual cash flow is negative and we lack the funds to adequately operate the business or to grow.

IFRS accounting principles such as those related to recognizing revenue on a percentage of completion basis or from projects when control and the risks of ownership have been substantially transferred to others, may require us to recognize revenue before payment is received. As a result, although our accounting earnings may be positive, our cash flow may be negative and we may not have sufficient working capital to meet our ongoing requirements or fund new business growth. Our management has not established reliable credit facilities or other mechanisms such as selling receivables that allow us to convert receivables on incomplete projects or long-term assets into cash to overcome this problem. Consequently, our reported earnings and financial statement net worth may not be indicative of our ability to meet contractual obligations or to sustain our company as a going concern. There can be no assurance that we will have access to working capital from credit or equity markets that is sufficient to meet our needs as we grow.

Our indebtedness to lenders and other creditors is significant and we are likely to incur additional debt in the future, which could have adverse consequences for our business and future prospects.

As of June 30, 2013, we had total outstanding debt of approximately A$17.6 million and an excess of other current liabilities over current assets of approximately A$14.9 million. This debt, net of cash, represented approximately 93% of our total capitalization. Our ability to satisfy our liabilities and meet other obligations will also depend on our cash reserves, available financing and ongoing operating performance, and there can be no assurance that we will possess or be able to secure the resources to meet these obligations when they become due. Our failure to satisfy or refinance these obligations when due would have a material adverse effect on our ability to continue in business and could result in the total loss of value to our shareholders.

Our convertible note terms impose restrictions that may limit the discretion of management in operating our business and that, in turn, could impair our ability to meet our obligations to others or trigger demands for payment to note holders that we cannot meet.

We have outstanding various convertible debt agreements with a face value totaling A$18.4 million as of November 30, 2013. The limitations imposed on us by existing or future debt agreements could have significant consequences for our and future prospects, including the following:

•	We may not be able to obtain necessary financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

•	We are required to explore asset sales to reduce the indebtedness under our senior secured convertible note facility. Even if successful, sales of our operating subsidiaries that are currently contributing positive cash flow will reduce the cash resources available to meet other obligations and to fund essential operations.

•	We are required to dedicate a substantial portion of our cash flow from operations to payments of principal and interest on our debt and satisfying other current liabilities;

•	We may be more vulnerable during downturns in our business and be less able to take advantage of significant business opportunities and to react to changes in our business and in market or industry conditions;

•	We may have a competitive disadvantage relative to our competitors that have less debt; and

•	We are precluded by our senior secured convertible note facility from repurchasing or paying dividends on our ordinary shares.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our earnings and cash flow may vary significantly from year to year due to the intermittent cash flows from projects and other factors affecting the renewable energy sector. As a result, our future cash flows may be insufficient to meet all of our debt obligations and other commitments, and any insufficiency could negatively impact our business. To the extent we are unable to repay our indebtedness or meet other current liabilities as they become due or at maturity with cash on hand, we will need to refinance our debt, sell assets or repay the debt with the proceeds from equity offerings. Additional indebtedness or equity financing may not be available to us in the future for the refinancing or repayment of existing indebtedness or to meet current liabilities, and we may not be able to complete asset sales in a timely manner sufficient to make such repayments.

We require additional capital to execute on current and anticipated future business opportunities and may not be able to raise the necessary capital on acceptable terms, if at all, with the result that we may have to curtail some business activities or forego growth.

We do not have sufficient capital to operate all of our businesses in accordance with our business plans or to ensure that we can continue as a going concern. Consequently, we are likely to have to raise additional capital in the future through public or private debt or equity financings by issuing additional common shares or other preferred financing shares, debt or equity securities convertible into common or preferred shares, or rights to acquire these securities. We may need to raise this additional capital in order to (among other things):

•	meet current liabilities as they mature

•	take advantage of expansion or acquisition opportunities;

•	acquire, form joint ventures with or make investments in complementary businesses, technologies or products;

•	develop new products or services;

•	respond to competitive pressures;

•	repay debt; or

•	respond to a difficult market climate.

Our management also expects us to issue additional equity securities to fund the acquisition of additional businesses and pursuant to employee benefit plans although specific acquisitions beyond the now-terminated acquisition of the company formerly known as Westinghouse Solar Inc (now Andalay Solar) have not been identified and as of the date of this registration statement our Board has not considered or approved any changes to our employee benefit plans.. We may also issue additional equity securities for other purposes. These securities may have the same rights as our common shares or, alternatively, may have dividend, liquidation, or other preferences to our common shares. The issuance of additional equity securities will dilute the holdings of existing shareholders and may reduce the price of our common shares. Because of our recent operating losses and capital deficiencies, it is likely that raising equity capital will be difficult and costly, with the result that dilution to existing shareholders could be high. There is no assurance that equity capital can be raised at a price acceptable to our Board or at all.

We have recorded substantial goodwill and intangibles asset value as the result of prior acquisitions and goodwill and intangibles are subject to periodic reviews of impairment that could continue to result in reported losses and that may limit our ability to raise capital.

We have previously acquired companies and assets. The excess of the purchase price after allocation of fair values to tangible and identifiable intangible assets is allocated to goodwill. We conduct periodic reviews of goodwill and intangible values for impairment. Any impairment would result in a non-cash charge against earnings in the period reviewed, which may or may not create a tax benefit, and would cause a corresponding decrease in shareholders’ equity. For the three fiscal years ended June 30, 2011, 2012 and 2013, respectively, we recorded impairments of goodwill and intangibles of A$ nil, A$ 0.7 million and A$3.0 million (refer to Note 16 of our audited financial statements for fiscal years 2012 and 2013 in Section F1 for additional information about the calculations and assumptions used to determine the recoverable value of goodwill and the goodwill impairment charges taken in those fiscal years).

As of June 30, 2013, A$15.9 million of our assets were comprised of goodwill and intangibles, which amount was reduced by approximately A$0.3 million upon the sale of CapTech in August 2013. Approximately A$14.4 million of the remaining balance attributed to goodwill and intangibles is related to our Solar PV business and approximately A$1.2 million is allocated to Parmac. In the event that there is a prolonged economic downturn in our served markets, competitive conditions become more challenging or we fail to achieve expected financial performance in our Solar PV business segment in particular, we may be required to record further impairments of goodwill. Such impairment could be material and lead to a significant reduction in our stock price or make it more difficult for us to raise needed capital.

In the event that market conditions deteriorate or there is a prolonged downturn, we may be required to record further impairments of goodwill, and such impairment could be material and lead to a significant reduction in our stock price or make it more difficult for us to raise needed capital.

Taxing authorities could reallocate our taxable income among our subsidiaries which could increase our consolidated tax liability.

We intend to conduct operations worldwide through subsidiaries in various tax jurisdictions. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices and other inter-company charges be the same as those between unrelated companies dealing at arm’s length and that contemporaneous documentation is maintained to support such transfer prices and charges. On that basis, tax authorities could require us to adjust our transfer prices and intercompany charges and thereby reallocate our income to reflect such revised terms, which may result in a higher tax liability to us or limit our ability to utilize loss carry forwards and similar tax assets that are available to only some of our operating subsidiaries and not others, and, possibly, result in two countries taxing the same income, any of which outcomes could adversely affect our financial condition, results of operations and cash flows.

Risks Related to Our Industry and Business

Our large-scale solar and air conditioning installation businesses often receive payments upon the achievement of contractual milestones, and any delay or cancellation of one or more large projects could interrupt our cash flow and adversely affect our overall business.

We recognize revenue for Parmac and a significant fraction of our large-scale solar business on a “percentage of completion” basis and, as a result, our revenue from these installations is tied to the performance of contractual obligations, which are generally driven by timelines for the installation of solar power and air conditioning systems at customer sites.  This could result in unpredictability of revenue and, in the short term, revenue shortfalls or declines.  As with any project-related business, there is the potential for delays within any particular customer project. Variation of project timelines and estimates may impact the amount of revenue recognized in a particular period.  In addition, certain of our customer contracts may include payment milestones at specified points during a project.  Because we must invest substantial time and incur significant expense in advance of achieving milestones and the receipt of payment, failure to achieve milestones could adversely affect our business and cash flows.

Our residential solar business in Australia accepts assignment of small-scale technology certificates (STCs) in lieu of some cash payments from customers and is exposed to risk of significant changes in market value of STCs between the date STCs are assigned to us and our sale of STCs into the market or to obligated parties who are the primary purchasers.

Based on current government policy and the average size of our residential installations, an average of approximately 25% of the revenue from small-scale solar projects we sell is in the form of small-scale technology certificates, or STCs. STCs must be registered before they become eligible for resale. The secondary market in which we typically sell registered STCs is thin, with few purchasers or market makers. We have generally found it necessary to sell registered STCs in parcels of 5,000 or more to realize prices consistent with the published prices that we credit to customers for STCs they assign to us. As a result, we often need to accumulate registered STCs for a period averaging from one to three weeks before we have sufficient registered STCs to sell into the market. For this reason, and because there is usually a lag between installation date and the time that STCs can be registered, we are subject to changes in the market price for STCs that we hold. The magnitude of this financial risk is affected by the volatility of STC prices and can be significant. For example, during the year ended June 30, 2013, the maximum difference between the peak and low price of STCs during any single month was as much as A$14.34 or 63% of the low price of A$22.73 for such month based on market prices offered to us. Future fluctuations in price could be higher or lower than the example provided. Our management has determined that it is not cost effective to hedge the financial exposure to STCs that we hold and therefore we do not do so. Investors may experience losses as a result of reductions in market value of STCs, whether or not such losses are ultimately realized by us.

If solar projects developed under our BOT model are not sold to buyers quickly after completion and commissioning, we are exposed to significant risk of illiquidity and it may incur diminished profits or losses due to deterioration in market prices for such projects and the high costs of the credit currently available to us to finance these projects.

We typically expect to complete projects initiated under the BOT model within one to three months. However, our limited experience in selling a 5MW portfolio of such projects in Europe in November 2012 demonstrates that closing a sale of commissioned projects can take six months or more. When we complete a project under the BOT model, we are fully exposed to changes in project value from the period between our commitment to undertake such a project and the time we reach an agreement to sell such project at a set price. Market conditions and value for completed large-scale solar projects are subject to significant fluctuations as a result of factors such as changes in relative currency values, market interest rates, institutional demand for projects generating fixed cash flows and idiosyncratic political and regulatory changes that affect investors’ perceptions of project risk. Moreover, our current $25 million credit facility for financing such projects incorporates a cost of at least 25% calculated on an annualized basis after applicable fees and expenses for the period that funds from the facility are actually deployed. Consequently, the cost of capital for our BOT projects can significantly reduce our expected profitability if holding periods are protracted. The combination of exposures to changes in project values and the cost of financing BOT projects could cause us to incur significant losses on BOT that are undertaken in the future and the unfinanced capital tied up in such projects between commitment and sale could strain our company’s limited liquidity.

Production at our panel manufacturing facility in Queensland may not achieve target volume and post-commissioning production costs, quality and employment levels may not meet expectations, any or all of which would adversely impact our revenue growth, future profitability and liquidity.

In May 2013 we commenced limited production at the Queensland Facility, our newly-commissioned manufacturing facility in Queensland Australia established to produce solar panels for the Australian market.. We are in the initial stages of production and it is too early to tell whether or not we will be able to produce commercial quantities of solar panels at a cost and quality that would permit them to be sold profitably in Australia and New Zealand. We have no experience manufacturing such panels, nor does the contractor we hired to operate the Queensland Facility and we have no alternative source of supply for Australia- or New Zealand-certified solar systems, so there can be no assurance that our launch of the products manufactured in the Queensland Facility will be successful or commercially feasible. If the Queensland Facility is not able to produce solar panels consistently with our expectations or the requirements of our customers, we will not be able to implement the small-scale solar growth strategy we have planned and we could suffer losses that would jeopardize the viability of our small-scale solar business.

In addition, the capital to equip our Queensland Facility to produce solar panels was provided, in part, under a Queensland government grant, referred to as the Queensland Facility Grant that required us to make certain employment and other commitments. This agreement was terminated in July 2013 and resulted in the repayment of A$338,000 of the original A$575,000 grant proceeds. As a result of this termination, we no longer have any obligations under the Queensland Facility Grant.

We are highly dependent on our senior management and key sales and technical personnel and if we are unable to retain key personnel and attract and train highly qualified personnel, particularly in regions where we are expanding, the quality of our services may decline and we may not successfully execute our growth strategies or achieve sustained profitability.

Our success depends in large part upon our ability to continue to attract, train, motivate and retain highly skilled and experienced employees, including technical personnel and members of our executive management. Qualified senior executives and technical employees are generally in great demand and may be unavailable in the time frame required to satisfy our company’s and customers’ requirements. The contract of service for Gerard McGowan, our Managing Director and most senior executive officer, expired on August 31, 2013 and, while discussions have commenced between Mr. McGowan and the Board on the renewal of his contract of service and we anticipate that it will be renewed, there is no assurance that an agreement on terms satisfactory to our Board and Mr. McGowan can be reached or that we will be able to retain his services if an agreement cannot be reached. If Mr. McGowan departed we would have to undertake a search for a replacement and there is no assurance that a qualified replacement could be timely found or engaged on terms acceptable to our Board. While we currently have available technical expertise sufficient for the requirements of our business, expansion into new jurisdictions is likely to necessitate employing additional highly skilled technical personnel in or proximate to those locations. We expect competition for such personnel to increase as the market for solar power systems expands.

There can be no assurance that we will be able to attract and retain sufficient numbers of highly skilled executives or technical employees in the future. The loss of such personnel, and Mr. McGowan in particular, or our inability to hire or retain sufficient personnel at competitive rates of compensation could impair our ability to secure and complete customer engagements and could harm our business.

We do not generally have long-term agreements or repeat business opportunities with our major project customers and if our management is unable to identify and win new customers and projects we cannot maintain or grow revenue in this line of business.

Our solar PV projects are generally not sold pursuant to long-term agreements with, but instead are sold on a one-time purchase order basis.  We typically contracts to perform large projects with no assurance of repeat business from the same customers in the future.  Although cancellations on purchase orders to date have been infrequent, customers may cancel or reschedule purchase orders for solar PV projects on relatively short notice.  Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenditures.  In addition, changes in forecasts or the timing of orders from these or other customers expose us to the risks of inventory shortages or excess inventory.  This, in addition to the non-repetition of large-scale solar projects and the possibility that we may fail to obtain new large-scale projects could cause our revenues to decline, and, in turn, our operating results to suffer.

Unlike some of our competitors, we do not have established and reliable sources of financing on which our customers can rely to finance their solar projects and as a result we are at a competitive disadvantage and our sales and profits may suffer.

We do not have relationships with financing sources in any of the jurisdictions in which we undertake contracts for PV solar installations that can be relied on to provide debt or equity financing for our prospective customers who require such financing in order to commit to projects or engage our services. In the small-scale solar business in Australia, this puts us at a significant disadvantage relative to energy distribution companies and other large competitors who can offer prospective customers financing at the time they are making a decision to purchase a system. Most of our large competitors in Australia are able to refer or offer such financing support and we are unlikely to be able to significantly grow our market share in Australia without this capability. To the extent that financing is available for large-scale solar systems in the markets we serve, the result is similar. However, availability of financing for large-scale systems is generally less than for residential systems because the reliability of the cash flow from owners of large installations is generally not as high and the project development risk is greater. The consequence is that we are forced to compete for projects largely on price for the limited universe of buyers who can self-finance or who have their own sources of financing for large-scale solar projects. As a result, the growth of our large-scale solar business focused on the provision of engineering, procurement and construction (EPC) services has been slow and irregular and there is no assurance that this will change or that our large-scale solar EPC business will never achieve consistent profitability.

Our large-scale solar, wind and major air conditioning projects are subject to lengthy sales cycles which adversely affect the predictability of results from sales and marketing efforts and make our financial forecasts unreliable and revenue recognition irregular.

Factors specific to our customers have an impact on our sales cycles.  Our equity fund, commercial, and government customers may have longer sales cycles due to the timing of periodic budgeting requirements typical for projects requiring significant capital expenditures.  Other customers may delay projects because of cyclical conditions in their industries or because of idiosyncratic liquidity or profitability issues. Lengthy and challenging sales cycles may mean that our sales and marketing efforts seldom result in rapid increases in revenue and delays may have adverse effects on our operating results, financial condition, cash flows, and stock price.

We sometimes act as general contractor for our customers in connection with the installation of solar power and air conditioning systems and we are subject to risks associated with construction, bonding, cost overruns, delays, and other contingencies, which could have a material adverse effect on our business and results of operations.

When we act as a general contractor for our customers in connection with the installation of solar power and air conditioning systems, costs are estimated at the time of entering into the sales contract for a particular project, and these costs are reflected in the overall price that charged to customers for the project.  These cost estimates may not accurately reflect all costs incurred by subcontractors, suppliers and other parties engaged by us on our projects.  In addition, qualified, licensed subcontractors are often required to install some of the systems.  Shortages of such skilled labor could significantly delay a project or otherwise increase our costs.  Should miscalculations in planning a project or defective or late execution occur, we may not achieve the expected margins necessary to cover our costs.  Also, many systems customers require performance bonds issued by a bonding agency.  Due to the general performance risk inherent in construction activities, it is sometimes difficult for us to secure suitable bonding agencies willing to provide performance bonding. In the event we are unable to obtain the requisite bonding, we will be unable to bid on, or enter into, sales contracts for the projects.  Delays in receiving solar or air conditioning system components, other construction delays, unexpected performance problems or other events could cause us to fail to meet these performance criteria, resulting in unanticipated and severe revenue and earnings losses and financial penalties.  Such delays are often caused by inclement weather, failure of suppliers to timely meet orders or transportation providers to make timely deliveries. We operate in international markets that have unique permitting requirements, which, if not met, may cause delays.  The occurrence of any of these events could have a material adverse effect on our business and results of operations.

A portion of our revenues is generated by construction contracts for new or renovated buildings, and, thus, a decrease in construction activity could reduce our construction contract-related sales and, in turn, adversely affect our revenues.

Some of our solar-related revenues and most of our air conditioning project revenues were generated from the design and installation of systems in newly constructed and renovated buildings, plants and residences.  Our ability to generate revenues from such construction contracts depends on the number of new construction starts and renovations, which should correlate with the cyclical nature of the construction industry and be affected by general and local economic conditions, changes in interest rates, lending standards and other factors.  For example, low demand and tight credit markets has resulted in reduced commercial construction in Europe, which have limited our ability to sell solar products to commercial developers in the region. A similar cyclical downturn affecting the Melbourne Australia region resulted in a dip in sales of air conditioning systems by Parmac during fiscal year 2012.

In all of our lines of business, we are highly dependent upon suppliers for the components used in the systems and products we design and install and any increases in the price of components, including as a result of the imposition of duties or tariffs, or any interruptions to, shortage or decline in the quality of the components we purchase could adversely affect our business.

Key components used in all of our solar, wind and energy efficiency systems are purchased from third party manufacturers, many of which are located in countries other the system installation area.  Market prices for these purchased components are subject to fluctuation. We cannot ensure that the prices charged by our suppliers will not increase because of changes in market conditions or other factors beyond our control. An increase in the price of components used in our systems could result in an increase in costs to our customers and could, as a result, have a material adverse effect on our revenues and demand for our products and services. Interruptions in our ability to procure needed components for our systems, whether due to discontinuance by suppliers, delays or failures in delivery, shortages caused by inadequate production capacity or unavailability, or for other reasons, would adversely affect or limit our sales and growth. There is no assurance that we will be effective in selecting qualified manufacturers on acceptable terms in the future and, if we are able to do so, there can be no assurance that product quality from those suppliers will continue to be acceptable, which could lead to a loss of sales and revenues.

Problems with product quality and performance on projects we develop or install may damage our market reputation and cause our revenue and operating results to decline, particularly in the small-scale solar market in Australia.

All of our businesses involve the sale of products that have long lifetimes (up to 20 years in the case of key components in PV solar systems). In general, the manufacturers of components we sell are warranted by the manufacturers and we offer limited service warranties for such components; for example, up to 5 years for small-scale solar systems we have sold in Australia. However, for approximately 30 months, we manufactured and sold inverters for small-scale solar systems in Australia manufactured by or under license from Oelmaier. We sold approximately 3,000 inverters produced by, or under license from, Oelmaier. As a result of problems with product design and licensor support, we have discontinued the manufacture and distribution of these licensed components, but we offered 5-year limited warranties on the Oelmaier-licensed inverters. These limited warranties cover defects in materials and workmanship of inverters under normal use and service conditions. As a result, we have borne and will continue to bear the risk of warranty claims long after the recognition of revenue on such sales. Our estimated costs of warranty for all previously sold products, including the Oelmaier products, was A$0.4 million, A$0.3 million and A$0.2million for the fiscal years ended June 30, 2013, 2012 and 2011, respectively, and may continue to be high in the current and future fiscal years. We maintain a warranty reserve for the Oelmaier-licensed components that we sold and the estimated liability recorded on our balance sheet for this was A$0.4 million as of June 30, 2013. Because of the limited operating history of the systems, our company has been required to make assumptions and apply judgments regarding a number of factors, including our anticipated rate of warranty claims and the ongoing durability and reliability of these products. These assumptions could prove to be materially different from the actual performance of the products, causing us to incur substantial expense to repair or replace defective products in the future. An increase in the estimates of future warranty obligations due to product failure rates, shipment volumes, field service obligations and rework costs incurred in correcting product failures, could cause us to increase the amount of warranty reserves and would have a corresponding negative impact on our results of operations.

As a result of the problems with the Oelmaier-licensed components the expectations of our customers for system performance have not been consistently met and this has resulted in some lost business and reputational damage to our company, despite our best efforts to correct defects. We are making efforts to address the reputational damage by promoting its current and ongoing use of more appropriate inverters to prospective new customers and promptly meeting service requests on the installed base of Oelmaier-licensed components. However, there can be no assurance about when or whether we will be able to overcome the negative market impact associated with the Oelmaier-licensed products and the we expect that it will continue to dampen sales for the foreseeable future.

In addition, under real-world operating conditions, which may vary by location and design, as well as installation, soiling and weather conditions, a typical solar PV installation may perform in a different way than under standard test conditions. If the systems we have sold perform below expectations or have unexpected reliability problems, we may suffer additional reputational damage, even if the problems are caused by components produced by other manufacturers. The significance of this would be magnified if those suppliers fail to fully meet their warranty obligations. We could suffer additional reputational damage, even though we bear no direct responsibility for the component performance. In such a situation, if it were to occur, we might be unable to gain new customers and our plans to grow and maintain the small-scale solar business at a profitable scale could be thwarted.

Unanticipated warranty or service claims or the failure of suppliers to meet backstop warranty obligations could expose us to incur incremental expense that could significantly lower our profitability or threaten our viability.

Except for the Oelmaier-produced and licensed products that we sold and for which we maintain a warranty reserve on our balance sheet for potential warranty or service claims that could occur in the future, the warranty obligations related to small-scale solar systems are ultimately borne directly by the system component suppliers.  Our contractual obligations in the event of a third-party component failure are limited to fielding service requests and organizing the repair or replacement of the faulty unit with the original equipment’s manufacturer if the equipment is deemed faulty for a period of only 60 months for electronic components and 120 months for solar panels from the date of purchase.  To date the costs of such service obligations have not been material and we expense them as incurred.

Notwithstanding the limited contractual financial exposure that we have for system component failures, if the responsible component manufacturers fail to fully meet their warranty obligations, we may find it necessary to incur the expense to correct the problem in order to preserve our market reputation for reliability and service and to maintain system sales.  We have not reserved for such a possibility and may not have the financial or other resources to respond to such a problem if and when it occurs.  The result could be adverse and unexpected profit volatility for our small-scale solar business or a loss of market acceptance that could threaten the financial viability of this business segment altogether.

If we fail to effectively manage our planned expansion, we may fail to meet our strategic objectives and our financial performance could be materially and adversely impacted.

The further expansion of our business into new jurisdictions is one of our strategies for growing and mitigating the impact of downturns in renewable energy demand in countries in which we are currently developing solar projects. Undertaking further international expansion is a complex task that requires the identification of locations that are environmentally favorable for solar project development and that have suitable regulatory and tax policies, utility cost, tariff and interconnection structures that allow renewable energy to be cost competitive (after taking into account local subsidies) and access to cost-effective financing for project owners, among other considerations. Even if we successfully identify suitable countries for expansion, we may be unable to extend our business into these new locations if potential competitors enter the market first. In addition, we may not have the necessary management, local knowledge or financial resources to undertake the successful and timely development of projects in additional countries. Additionally, our ability to generate cash from existing operations may be slower than expected, or may not occur at all, resulting in the requirement for further funding to achieve our expansion plans that exceeds our ability to raise additional capital on acceptable terms. Our expansion plans could also be affected by cost overruns, failures or delays in obtaining government approvals of necessary permits and our inability to establish supply chains to serve new markets and other factors.

There is no assurance that we can effectively manage our planned expansion or achieve any expansion plans at all. If we are unable to do so, we will not be able to take advantage of growth opportunities, execute our business strategy or respond to competitive or market pressure, any of which could materially and adversely affect our business, results of operations and financial condition.

Although we have historically derived most of our revenues from Australia and a few other countries, we currently do business in several international jurisdictions whose political and regulatory environments and compliance regimes differ from those of our home territory (or the United States) and our planned expansion into new markets will subject us to additional business, financial and competitive risks.

A portion of our revenue has been attributable to operations in countries other than Australia and the U.S., including Italy, Thailand and the United Kingdom. Such activities accounted for approximately 22% of our consolidated revenue in fiscal year ended June 30, 2013. Risks associated with our operations in foreign areas include, but are not limited to:

•	political, social and economic instability, war and acts of terrorism;

•	potential seizure, expropriation or nationalization of assets;

•	damage to our equipment or violence directed at our employees, including kidnappings and piracy;

•	increased operating costs;

•	complications associated with repairing and replacing equipment in remote locations;

•	repudiation, modification or renegotiation of contracts, disputes and legal proceedings in international jurisdictions;

•	limitations on insurance coverage, such as war risk coverage in certain areas;

•	import-export quotas;

•	confiscatory taxation;

•	work stoppages or strikes;

•	unexpected changes in regulatory requirements;

•	wage and price controls;

•	imposition of trade barriers;

•	imposition or changes in enforcement of local content laws;

•	the inability to collect or repatriate currency, income, capital or assets;

•	foreign currency fluctuations and devaluation; and

•	other forms of government regulation and economic conditions that are beyond our control.

Part of our strategy is to prudently and opportunistically acquire businesses and assets that complement our existing products and services, and to expand our geographic footprint. If we make acquisitions of businesses or assets in other countries, we may increase our exposure to the risks discussed above. Governments in some foreign countries have become increasingly active in regulating and controlling the implementation of renewable energy projects and the sale of power generated from such projects in their countries. In some areas of the world, this governmental activity has adversely affected the amount of activity undertaken by renewable energy developers and may continue to do so. Operations in developing countries can be subject to legal systems which are not as predictable as those in more developed countries, which can lead to greater risk and uncertainty in legal matters and proceedings. In some jurisdictions we are subject to foreign governmental regulations favoring or requiring the awarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These regulations may adversely affect our ability to compete. Additionally, our operations in some jurisdictions may be significantly affected by union activity and general labor unrest. There can be no assurance that we can avoid such factors having a material adverse effect on our results of operations or financial condition.

Our operations are subject to multiple tax regimes, and changes in legislation or regulations in any one of the countries in which we operate could negatively and adversely affect our operating results.

Our operations are carried out in several countries across the world, and our tax filings are therefore subject to the jurisdiction of a significant number of tax authorities and tax regimes, as well as cross-border tax treaties between governments. Furthermore, the nature of our operations means that we routinely have to deal with complex tax issues (such as transfer pricing, permanent establishment or similar issues) as well as competing and developing tax systems where tax treaties may not exist or where the legislative framework is unclear. In addition, our international operations are taxed on different bases that vary from country to country, including net profit, deemed net profit (generally based on turnover) and revenue-based withholding taxes based on turnover.

Our management determines our tax provision based on our interpretation of enacted local tax laws and existing practices and uses assumptions regarding the tax deductibility of items and recognition of revenue. Changes in these assumptions and practices could significantly impact the amount of income taxes that we provide for in any given year and could negatively and adversely affect the result of our operations.

We face common international trade and supply chain risks including delay or complete disruption of supply, logistics cost volatility, exchange rate fluctuations and changes in policies and tariffs that could trigger an unexpected adverse impact on operational and financial performance.

Most of the components in our products are produced in places other than that where the products and systems are used or installed. All the critical components of our solar PV systems are currently produced in China and must be shipped to installation sites in Australia, the U.S., Europe and other jurisdictions where we operate. Key components for our energy efficiency businesses are manufactured in Europe, the U.S. or in Asia, even though we sell these systems primarily in Australia. Consequently, order lead times may be long and we and our customers are subject to substantial expense and delays that can accompany long-distance shipping, inventory management and design and specification of customized orders. Currency exchange rates can also shift between the time of ordering and delivery, sometimes resulting in us incurring higher costs. If mistakes in component order fulfillment occur, extended time can be required to remediate the problem and could lead to delays in completing projects, recognizing revenue or receiving cash flow. Because of our substantial dependence on Chinese suppliers, we maintain a presence in Beijing to coordinate with and monitor suppliers and as a means of mitigating potential supply-chain risks. However, this presence cannot ensure that we will not experience supply-chain problems that could have a significant adverse impact on the results of operations.

Licenses and permits are required for our company to operate in some jurisdictions, and the loss of or failure to renew any or all of these licenses and permits or failure to comply with applicable laws and regulations could prevent us from either completing current projects or obtaining future projects, and, thus, materially adversely affect our business.

We are subject to various national, state, and local laws and regulations in the various countries in which we operate, including those relating to the renewable energy industry in general, and may be required to make significant capital expenditures to comply with laws and the applicable regulations and standards of governmental authorities and organizations. Moreover, the cost of compliance could be higher than anticipated. On the effective date hereof, our operations will become subject to compliance with the U.S. Foreign Corrupt Practices Act in addition to certain international conventions and the laws, regulations and standards of other foreign countries in which we operate. It is also possible that existing and proposed governmental conventions, laws, regulations and standards, including those related to climate and emissions of “greenhouse gases,” may in the future add significantly to our operating costs or limit our activities or the activities and levels of capital spending by our customers.

In addition, many aspects of our operations are subject to laws and regulations that relate, directly or indirectly, to the renewable industry. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and even criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may limit or prohibit our operations. The application of these requirements, the modification of existing laws or regulations or the adoption of new laws or regulations curtailing production activity could materially limit our future contract opportunities, materially increase our costs or both.

Our international growth strategy may prove to be disruptive and divert management resources with adverse effect on our financial condition or performance.

Our growth strategy involves complex transactions and present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating personnel and financial and other systems, increased expenses, including compensation expenses resulting from newly hired employees, the assumption of unknown liabilities and potential disputes.  We could also experience financial or other setbacks if any growth strategies incur problems of which we are not presently aware.

We may incur significant costs and delays in our attempt to implement our international expansion strategy, particularly when we form joint ventures or make acquisitions.

We currently develop and install large-scale solar PV systems, targeting the commercial markets in North America, the Eurozone, Thailand and various Pacific island nations. However, our company intends to undertake project developments in other international markets.

New geographic markets may have different characteristics from the markets in which we currently sell products, and our success will depend on our management’s ability to properly address these differences. These differences may include:

•	differing regulatory requirements, including tax laws, trade laws, labor regulations, tariffs, export quotas, customs duties or other trade restrictions;

•	limited or unfavorable intellectual property protection;

•	risk of change in international political or economic conditions;

•	fluctuations in the value of foreign currencies and interest rates;

•	difficulties and increased expenses in complying with a variety of U.S. and foreign laws, regulations and trade standards, including the Foreign Corrupt Practices Act;

•	potentially longer sales cycles;

•	higher volume requirements;

•	warranty expectations and statutory obligations; and

•	cost, performance and compatibility requirements.

 In addition, we have and will continue to pursue acquisitions and joint ventures to facilitate our expansion into new products and services and into new geographic markets. For example, we acquired eco-Kinetics in January 2010 to facilitate our expansion into the PV solar sector. However, not all of our acquisitions initiatives have been successful or produced the expected results and the cost of the effort has sometimes been high. We also acquired the Larkden Technology in 2009 for approximately A$6.3 million but were unable to successfully realize the expected commercial potential and we recognized impairments of carrying value in 2011. The Larkden Technology was sold in April 2013 and we recorded an incremental loss on the sale. As reflected in our audited financial statements included herein, certain other acquisitions and joint ventures that we attempted over the last three fiscal years have failed to realize material benefit or resulted in losses, including without limitation the eco-Kinetics joint ventures in the U.K and Germany and the property development projects in Emerald and Bowen in Queensland. Whether or not future acquisitions or joint ventures are commercially successful, any efforts we make to pursue joint ventures and acquisitions will likely result in significant transaction-related expenses, as was the case with the unsuccessful attempt to acquire Neighborhood Energy in fiscal year 2011, and such expenses may further strain our liquidity or require us to raise additional debt or equity capital. In addition, until the merger agreement was terminated in July 2013, we were pursuing the acquisition of Westinghouse Solar, Inc., or Westinghouse Solar, a US solar products manufacturer based in California and recently renamed Andalay Solar, Inc. The termination of the Merger with the Company formerly known as Westinghouse Solar may delay the pace of our expansion into North America and may increase the cost of that initiative.

Whether the mechanism we use for expanding our business is through internal development or acquisition, failure to develop and introduce new products successfully, to generate sufficient revenue from these products to offset associated marketing and installation costs, or to otherwise effectively anticipate and manage the risks and challenges associated with expansion into new product and geographic markets, could adversely affect our revenues and our ability to achieve or sustain profitability.

Our company has experienced significant turnover of members of our Board and among members of our top management and we may lack sufficient experience in these key positions to ensure success of the business.

As of July 1, 2011 our Board had four directors. From that point in time through the date of this registration statement, two of those directors, including our Chairman, Mark Vaile, resigned and only one replacement has been appointed. Two of the three current directors are members of our management team and the third is an employee of an affiliate of WHSP, one of our largest shareholders. With the exception of Mr. Botto, who has been employed by companies serving the power generation and energy trading sectors throughout his career, our directors have limited experience in the renewable energy sector and with small-scale solar installations in particular. The experience these other directors have in these lines of business, which are significant for us, has largely been gained during their tenure with our company. In addition, none of our directors has any experience in governance of a company that is subject to U.S. securities regulations, although they do have experience in governance of public companies in Australia. We anticipate that additional directors with relevant experience and qualifications will be appointed in the future, however, our weak financial condition may make it more difficult or impossible for us to attract suitable or independent directors. Consequently, there can be no assurance that we will be successful in making appointments to our Board that can ensure our success or effectively oversee our compliance with U.S. securities laws.

Since July 1, 2011, we have experienced the departure of several senior executives, notably James Anderson, who served both as our Chief Financial Officer and as a member of our Board, and Edwin Cywinski, the former owner of eco-Kinetics who continued to lead our solar businesses following the acquisition of eco-Kinetics until his resignation in February 2013. We have replaced Mr. Anderson as CFO in October 2011 with Richard Pillinger, who has qualifications deemed appropriate by our Board and our CEO, Mr. McGowan, has personally assumed the key managerial responsibilities of Mr. Cywinski and is leading the operational restructuring of or solar businesses. Although Messrs.’. Pillinger and McGowan have not had extensive career experience in the PV solar sector, they are both seasoned and highly qualified executives and we believe that they, together with other members of our executive team have the experience and capabilities necessary to manage our businesses effectively. Mr. McGowan’s service contract expired on August 31, 2013 and, although we expect it to be renewed, there is no assurance that this will be the case. If Mr. McGowan’s term of service is not extended, it would further exacerbate the pressures on our remaining management team and directors and could jeopardize our operating performance and viability. However, we face significant challenges in all of the markets we serve and we are financially weak, so there can be no assurance that our executive team can succeed in making our company viable. If they fail in this regard, our stock price could decline or become completely illiquid and our shareholders could face a total loss of their investment.

We are subject to litigation that could have an adverse effect on our business and operating results.

We are, from time to time, involved in litigation. The numerous operating hazards inherent in our business increase our exposure to litigation, which may involve, among other things, contract disputes, personal injury, environmental, employment, warranty and product liability claims, tax and securities litigation, patent infringement and other intellectual property claims and litigation that arises in the ordinary course of business. Our management cannot predict with certainty the outcome or effect of any claim or other litigation matter. Litigation may have an adverse effect on us because of potential negative outcomes such as monetary damages or restrictions on future operations, the costs associated with defending the lawsuits, the diversion of management’s resources and other factors.

Our internal controls over financial reporting and other matters do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and investor’s willingness to buy or hold our stock.

Our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that we will eventually be required to meet. As soon as practicable after the effective date hereof, we intend to address our internal controls over financial reporting and to establish enhanced formal policies, processes and practices related to financial reporting and to the identification of key financial reporting risks and assessment of their potential impact and linkage of those risks to specific areas and activities within our organization that are applicable to our business. Additionally, we will need to further document our internal control procedures to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. Although we have not yet tested our internal controls in accordance with Section 404, our management believes that we had material weaknesses in our internal controls. The material weaknesses related to insufficient personnel with appropriate financial reporting knowledge within our accounting function and inadequate accounting oversight, policies, procedures, and controls specific to complex debt agreements, taxation computation and the application of accounting estimates for the recognition of impairment allowances for investments held by the company. We cannot conclude, in accordance with Section 404, that we do not have other material weaknesses in our internal controls or a combination of other significant weaknesses that could result in the conclusion that we have a material weakness in other aspects of our internal controls.

As a result of these material weaknesses, our financial statements have been restated in respect of the balances for June 30, 2010, 2011 and 2012 following the identification of certain accounting errors by our independent registered public accounting firm that we determined to be material. The errors noted in these years occurred when our current finance team was not in place and we have attempted to remedy certain control deficiencies that were noted, which included the hiring of the current Chief Financial Officer in October 2011 and implementing new accounting policies and procedures and review controls related to accounting for complex debt agreements, taxation computation and accounting estimates. We acknowledge that additional resources, as well as the completion of a comprehensive review of the design and operating effectiveness of our controls relating to financial reporting, will be necessary in the future to fully remedy weaknesses in our financial reporting process. Further, if not fully remediated, these control deficiencies could continue to impact the reliability of our financial statements. As a public entity, we will be required to complete our initial assessment in a timely manner, subject to the exemption from auditor attestation requirements that is accorded to us as an emerging growth company under the JOBS Act. Until we cease to be an emerging growth company or our exemption from auditor attestation expires, we intend to avail ourselves of the exemption.

If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we or our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting when we are required to have them do so. Matters impacting our internal controls may cause us to be unable to prevent fraud or report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements could also suffer if we and our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect our company and lead to a decline in the price of our registered equity securities.

Global political, economic and market conditions could negatively impact our business.

Our company’s operations are affected by global political, economic and market conditions. The recent economic downturn has generally reduced the availability of liquidity and credit to fund business operations worldwide, and in Europe in particular, and has adversely affected our customers, suppliers and lenders. Our limited capital resources have negatively impacted our activity levels and, in turn, our financial condition and results of operations. A sustained or deeper recession in Europe or in other regions in which we operate could limit overall demand for our renewable energy solutions and could further constrain our ability to generate revenues and margins in those markets and to grow overall.

The renewable energy sectors we serve depend on the availability of rebates, tax credits and other financial incentives and government policies, the reduction or elimination of which is occurring and is likely to reduce the demand for our services.

Many U.S. states, including California, Nevada, and New Jersey, and other countries such as the United Kingdom, Australia and Italy, offer substantial incentives to offset the cost of solar power or wind generation systems.  These incentives can take many forms, including direct rebates, state tax credits, system performance payments and feed-in tariffs, and Renewable Energy Credits.  However, there can be no assurance that these incentives will continue to be available in any or all of the jurisdictions in which we operate and, in many places, government policies have been implemented that will reduce or eliminate such incentives. For example, in Australia the number of RECs received per KW installed has been reduced   continuously and the number of credits received for 5kW and smaller systems was reduced from a 5 multiplier in 2010 to a 1 multiplier beginning in January 2013. In Italy and other European countries, minimum user prices for solar electricity production and feed-in tariffs are subject to reduction annually for new applications and are subject to unannounced change and subsequent decrees will redefine rates for solar power plants commissioned thereafter.  A reduction in or elimination of such incentives could substantially increase the cost or reduce the economic benefit to our customers, resulting in significant reductions in demand for our products and services, which may negatively impact our sales.

Most sectors served by our company are highly competitive, with low barriers to entry and intense price competition, which could negatively impact our results and may prevent us from achieving sustained profitability. In addition, our company does not have significant market share in any sector we serve and we may lose business to larger companies that are better able to achieve cost efficiencies, respond to customer needs or weather a decline in market conditions.

In general, the industries in which our businesses operate are highly competitive and fragmented, subject to rapid change and have low barriers to entry. Most of our businesses have the attributes of general contracting businesses where projects are open to competitive bidding and new customer acquisition is a constant challenge because a low percentage of customers are repeat purchasers of our products and services. In particular, contracts for large projects are traditionally awarded on a competitive bid basis, with pricing often being the primary factor in determining which qualified contractor is awarded a job, although each contractor’s technical capability, safety performance record and reputation for quality also can be key factors in the determination. The projects undertaken in the small-scale solar and energy efficiency segments of our business do not generally require us to utilize proprietary technology and the capital required to undertake individual projects is small and available to many competitors. Many other renewable energy developers and providers of energy efficiency solutions are larger than us and have resources that are significantly greater than ours. These competitors may be able to better withstand industry downturns, compete on the basis of price, and acquire new equipment and technologies, all of which could affect our revenues and profitability. These competitors compete with us both for customers and for acquisitions of other businesses

In particular, with respect to the solar PV segment, we may, in the future, compete for potential customers with solar system installers and servicers, electricians, roofers, utilities and other providers of solar power equipment or electric power.  Some of these competitors may have significantly greater financial, technical and marketing resources and greater name recognition than we have.  We believe that our ability to compete depends in part on a number of factors outside of our control, including:

•	the ability of competitors to hire, retain and motivate qualified technical personnel;

•	the ownership by competitors of proprietary tools to customize systems to the needs of a particular customer;

•	the price at which others offer comparable services and equipment;

•	the extent of our competitors’ responsiveness to client needs;

•	risk of local economy decline; and

•	installation technology.

 Competition in the solar power services industry may increase in the future, partly due to the low barriers to entry, as well as from other alternative energy resources now in existence or developed in the future.  Increased competition could result in price reductions, reduced margins or loss of market share and greater competition for qualified technical personnel.  There can be no assurance that we will be able to compete successfully against current and future competitors.  If we are unable to compete effectively, or if competition results in a deterioration of market conditions, our business and results of operations would be adversely affected.

We do not carry business interruption insurance, and any unexpected business interruptions could adversely affect our business.

Our operations are vulnerable to interruption by earthquake, fire, power failure and power shortages, hardware and software failure, floods, computer viruses, and other events beyond our control.  In addition, we do not carry business interruption insurance to compensate us for losses that may occur as a result of these kinds of events, and any such losses or damages incurred by us could disrupt our solar integration projects and other Company operations without reimbursement. Because of our limited financial resources, such an event could threaten our viability to continue as a going concern and lead to dramatic losses in the value of our ordinary shares.

The renewable energy sectors we serve are notable for the pace of technological change and our operations could be adversely affected if we fail to keep pace with such changes; and changes in technology could make it difficult for us to be competitive with our available technology and prevent us from achieving sustained profitability.

We develop renewable energy projects in increasingly competitive markets. To meet our clients’ needs, we must continually source, qualify and offer updated technology for the projects and services we provide. In addition, rapid and frequent technology and market demand changes can render existing technologies obsolete, requiring substantial new capital expenditures, and could have a negative impact on our market share. Any failure by us to anticipate or to respond adequately to changing technology, market demands and client requirements could adversely affect our business and financial results.

Solar and wind energy are generally more expensive sources of energy than conventional alternatives and a drop or stability in the retail price of conventional energy sources and other factors affecting energy costs may negatively impact demand for renewables and reduce our revenues and profitability.

We believe that an end customer’s decision to purchase or install solar power capabilities is primarily driven by the cost and return on investment resulting from solar power systems. Fluctuations in economic and market conditions that affect the prices of conventional and non-solar alternative energy sources, such as decreases in the prices of oil and other fossil fuels, could cause the demand for solar power systems to decline, which would have a negative impact on our profitability. Other factors that could have a negative effect on our rapidly evolving business include, but are not limited to:

•	changes in utility electric rates or net metering policies

•	increases in the installed costs of solar or wind power due to changes in tariffs, taxes and subsidies

•	adverse customer experience with performance and reliability of solar power installations as they age

 If solar power technology proves unsuitable for widespread commercial deployment or if demand for solar power products fails to develop sufficiently, we might not be able to generate enough revenue to sustain profitability. In addition, demand for solar power products in the markets and geographic regions we target may not develop or may develop more slowly than we anticipate.

If PV technology is not suitable for widespread adoption at economically attractive rates of return, or if sufficient additional demand for solar modules does not develop or takes longer to develop than we anticipate, our net sales and profit may flatten or decline and we may be unable to sustain profitability.

The solar energy market is at a relatively early stage of development, in comparison to fossil fuel-based electricity generation. If PV technology proves unsuitable for widespread adoption at economically attractive rates of return or if additional demand for solar modules and systems fails to develop sufficiently or takes longer to develop than we anticipate, we may be unable to grow our business or generate sufficient net sales to sustain profitability. In addition, demand for solar modules and systems in our targeted markets, including North America, Europe, Australia, southeast Asia and other foreign jurisdictions, may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of PV technology and demand for solar modules and systems, including the following:

•	cost-effectiveness of the electricity generated by PV power systems compared to conventional energy sources, such as natural gas and coal, and other non-solar renewable energy sources, such as wind;

•	performance, reliability and availability of energy generated by PV systems compared to conventional and other non-solar renewable energy sources and products;

•	success of other renewable energy generation technologies, such as hydroelectric, tidal, wind, geothermal, solar thermal, concentrated PV, and biomass; fluctuations in economic and market conditions that affect the price of, and demand for, conventional and non-solar renewable energy sources, such as increases or decreases in the price of natural gas, coal, oil, and other fossil fuels;

•	fluctuations in capital expenditures by end-users of solar modules and systems which tend to decrease when the economy slows and when interest rates increase; and

•	availability, substance, and magnitude of support programs including government targets, subsidies, incentives, and renewable portfolio standards to accelerate the development of the solar energy industry.

Overcapacity and financial distress among manufacturers of wind and solar power generation equipment is commonplace and if any OEM or component suppliers fail to meet warranty obligations to our customers, or backstop warranty commitments to us, our business and profitability could be impaired.

Many large and well-known manufacturers of PV solar panels and related equipment such as inverters have failed in recent years, including Solon and Oelmaier two of our significant suppliers. Others have been financially weakened, possibly including some of our current suppliers. Our PV installations are covered by warranties from these component suppliers which they may not be able to meet. While, except for the Oelmaier inverters discussed above, we do not have direct warranty obligations related to components produced by these suppliers, we could suffer reputational damage if the component manufacturers default on their warranty obligations. In the small-scale solar segment in Australia, the importance of our reputation as a provider of reliable systems is a critical factor in the viability of our business. Consequently, we may be compelled to meet warranty obligations of our suppliers who fail to do so in order to ensure future system sales or we may face precipitous declines in our sales of small-scale systems if we do not ensure defaulted warranty obligations are met. Either result could place a financial burden on us that we are unable to meet and our small-scale solar business could be rendered non-viable.

Existing regulations, and changes to such regulations, may present technical, regulatory, and economic barriers to the purchase and use of wind and solar power products, which may significantly reduce demand for such systems and could harm our business.

Installations of solar power systems are subject to oversight and regulation in accordance with national and local ordinances, building codes, zoning, environmental protection regulation, utility interconnection requirements for metering, and other rules and regulations.  We attempt to keep up-to-date with these requirements on a national, state, and local level, and must design, construct and connect systems to comply with varying standards.  Some jurisdictions have ordinances that prevent or increase the cost of installation of our solar power systems.  In addition, new government regulations or utility policies pertaining to solar and wind power systems are unpredictable and may result in significant additional expenses or delays and, as a result, could cause a significant reduction in demand for solar and wind generation systems and our services.  For example, there currently exist metering caps in certain jurisdictions that effectively limit the aggregate amount of power that may be sold by solar power generators into the power grid.  Certain jurisdictions have passed ordinances that limit noise or threats to wildlife to levels that would preclude installation of cost-effective wind generation capacity. Moreover, in certain markets, the process for obtaining the permits and rights necessary to construct and interconnect a power system to the grid requires significant lead time and may become prolonged, and the cost associated with acquiring such permits and project rights may be subject to fluctuation.

Deteriorating economic conditions in Europe and changes in the political and economic policies of European governments are likely to have an adverse effect on renewable energy development in the European markets that we are targeting for expansion and could materially and adversely affect prospects for growth and profitability in the region.

A significant portion of our business operations are conducted in the European Union. The tightening of credit markets and turmoil in the financial markets in Europe has been widely reported and a weak global economy is contributing to slowdowns in the solar and wind industries there, which slowdowns may continue and worsen if current economic conditions are prolonged or deteriorate further. The market for installation of solar power systems in particular depends largely on commercial and consumer capital spending. Economic uncertainty exacerbates negative trends in these areas of spending, and may cause our customers to defer or cancel, or refrain from placing orders, which may reduce net sales. Difficulties in obtaining capital and deteriorating market conditions may also lead to the inability of some customers to obtain affordable financing, including traditional project financing and tax-incentive based financing and home equity-based financing, resulting in lower sales to potential customers with liquidity issues, and may lead to an increase of incidents where our customers are unwilling or unable to pay for systems they would otherwise purchase. Further, these conditions and uncertainty about future economic conditions may make it challenging for us to obtain equity and debt financing to meet our working capital requirements, forecast our operating results, make business decisions, and identify risks that may affect our business, financial condition and results of operations. If we are unable to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, the pace of economic growth in Europe and declining levels of incentives available in EU countries, then we are likely to experience a reduction in demand for our products and consequently will experience a material adverse effect on our European operations and sales and on our financial condition generally.

Our business benefits from the declining cost of solar panels, and our financial results would be harmed if this trend reversed or did not continue.

The declining cost of solar panels and the raw materials necessary to manufacture them has been a key driver in the pricing of our solar energy systems and customer adoption of this form of renewable energy. If solar panel and raw materials prices increase or do not continue to decline, our growth could slow and our financial results would suffer. In addition, in the past we have purchased a significant portion of the solar panels used in our solar energy systems from manufacturers based in China, some of whom benefit from favorable foreign regulatory regimes and governmental support, including subsidies. If this support were to decrease or be eliminated, or if tariffs imposed by the U.S. or European governments were to increase the prices of these solar panels, our ability to purchase these products on competitive terms or to access specialized technologies from those countries could be restricted. Any of those events could harm our financial results by requiring us to pay higher prices or to purchase solar panels or other system components from alternative, higher-priced sources. In addition, the U.S. and various European governments have imposed tariffs on solar cells manufactured in China. These tariffs will increase the price of solar panels containing Chinese-manufactured cells, which may harm our financial results in the event we purchase such panels.

If potential owners of solar PV systems are unable to secure financing on acceptable terms as a result of the European financial crisis or other factors, we could experience a reduction in demand for installation of our solar PV systems and may be unable to sell projects developed under our BOT model.

Many owners of solar PV systems depend on financing to purchase their systems. Some of our systems utilize microinverters and the limited use of microinverters to date, coupled with our limited operating history, could result in lenders refusing to provide the financing necessary to purchase solar PV systems based on our product platform on favorable terms, or at all. Moreover, in the case of debt financed projects, even if lenders are willing to finance the purchase of these systems, an increase in interest rates or a change in tax incentives could make it difficult for owners to secure the financing necessary to purchase a solar PV system on favorable terms, or at all. In addition, we believe that a significant percentage of owners purchase solar PV systems as an investment, funding the initial capital expenditure through a combination of upfront cash and financing. Difficulties in obtaining financing for solar PV installations on favorable terms, or increases in interest rates or changes in tax incentives, could lower an investor’s return on investment in a solar PV installation, or make alternative solar PV systems or other investments more attractive relative to solar PV systems based on our product platform. Any of these events could result in reduced demand for our products, which could have a material adverse effect on our financial condition and results of operations.

Public opposition to development of solar and wind farms, particularly in Europe and recently in Australia, is expected to make it more difficult to obtain the necessary permits and authorizations for such projects and will reduce development opportunities available to us.

Over the last two years, public disfavor of solar and wind farms in certain European countries that have historically allowed such projects (e.g. Spain and Italy) has been manifested in changes in government policies. In the opinion of our management, the public opposition in Europe has been triggered by concerns that scarce farm land was being displaced by such solar and wind power installations and that the cost of the power supplied from ground-based systems was unjustified and not economically sustainable. Moreover, the significant displacement of farmland and the costs of power supplied from ground-mount projects appears to have been caused by excessively high feed-in tariff rates set by regulators. Key policy changes observed include reductions of subsidies applicable to ground-based solar installations relative to other types of projects and changes in permitting regulations that make ground-based installations difficult or practically impossible to start. Consequently, the number of economically feasible projects in these high-potential regions has declined and the near-term opportunities for us to pursue large-scale solar projects in these proven markets have diminished rapidly. In other jurisdictions where land is plentiful and feed-in tariff structures are closer to the costs of conventional power generation, we do not expect to see similar public opposition to solar and wind development or adverse policy changes.

Recent public opposition in Australia related to wind projects raises the specter of constraints on project development activities in our home country. In the opinion of our management, the negative public sentiment in Australia has been caused primarily by the adverse environmental impact of large-scale wind farms to nearby residents, such as noise and adverse aesthetics. This dynamic may force us to explore new markets for such projects, with the attendant risks and cost of extending our geographic footprint, or to reduce our expectations for growth in the wind segment of our business. Our business prospects in Australia may be diminished as a result.

Regulations applicable to the U.S. market are limiting demand for solar installations and are likely to exacerbate competitive pressures for PV solar development and reduce margins, making it harder for us to grow profitably in the United States.

In certain U.S. jurisdictions government regulations or utility policies pertaining to solar power systems are unpredictable and have the potential to cause significant additional expenses or delays for projects of all sizes. Also, some jurisdictions have imposed regulations that effectively limit the aggregate amount of power that may be sold by solar power generators into the power grid. In addition, the United States has imposed tariffs on Chinese-manufactured solar panels that have disrupted established supply relationships and increased costs. Collectively, these and similar factors are reducing demand in the United States for solar energy systems and our services relative to expectations. Our management expects these dynamics to increase competitive pressures among system developers that could lead to reduce pricing and profits. Our solar development initiatives in the United States may not succeed or be profitable as a result.

In our small-scale solar business in particular, we depend on a small number of suppliers for key components used in our products and systems with the result that we risk disruption in supply and may be constrained in negotiating competitive prices, lead times and other trade terms.

In most of our lines of business, primarily due to our small scale, we have historically obtained key components from a small number of suppliers, but we generally have had access to a wide range of suppler options. We believe that our commercial relationship with our suppliers in each of our business segments is good, but we have recently had difficulty making timely payments on a consistent basis to suppliers of components for small-scale solar systems. Our inability to make timely payments has led to curtailment of shipments to us by suppliers that have prevented us from fulfilling some residential customer orders and have reduced our revenues. Because of our weak financial condition and limited liquidity, we may face the same issue in the future and we do not maintain, or expect to be able to maintain, sufficient inventories to allow us to buffer the consequences of supply interruptions. Although alternative suppliers exist for the components we sell in our small-scale solar business, new suppliers may not be willing to ship to us on customary trade terms, or at all, due to our financial condition. The sudden loss of any of our current primary component supply relationships could cause a delay in order fulfillment and be disruptive to our operations and lead to financial losses.

It is critical to the growth of our revenue that our products be high quality while offered at competitive pricing. Any constraints that we face in being able to negotiate with our suppliers may prevent us from being able to offer competitive products in the future or to do so profitably.

In addition, we are currently subject to fluctuations in market prices for the components that we purchase. We cannot ensure that the prices charged by our suppliers will not increase because of changes in market conditions or other factors beyond our control. An increase in the price of components used in our systems could result in an increase in costs to our customers and could have a material adverse effect on our revenues and demand for our products.

Interruptions in our ability to procure needed components for our systems, whether due to discontinuance by our suppliers, delays or failures in delivery, shortages caused by inadequate production capacity or unavailability, financial failure, manufacturing quality, or for other reasons, would adversely affect or limit our sales and growth. There is no assurance that we will continue to be able to find qualified sources for components on acceptable terms and, if we do, there can be no assurance that product quality will continue to be satisfactory, which could lead to a loss of sales and revenues.

We recently announced the upcoming introduction of the Westinghouse Solar brand to Australia, but this initiative may not be commercially successful and, if not, would severely and adversely affect the viability of our Australian small-scale solar business.

Effective April 2013, we began marketing PV solar systems under the Westinghouse Solar brand in Australia and New Zealand in order to differentiate our systems from those offered by competitors. Although early consumer response to the brand has been encouraging, the Westinghouse Solar brand may not gain market acceptance and such an outcome could adversely impact our sales revenue or margin. If the brand is accepted by consumers, our failure to effectively execute the roll-out of branded product or satisfy requirements of the initial orders may increase our costs or cause the initial order to be scaled back or cancelled. Any of these adverse outcomes could create a window of opportunity for the entry or growth of competitors utilizing similar technology and competing brands would have a negative impact on our results of operations.

The growth of our Australian small-scale solar business depends, in part, on recognition and customer acceptance of the “Westinghouse” brand and trademarks and, if successful, exposes us to losses if we cannot continue to utilize the “Westinghouse Solar” brand, which we do not own.

We have licensed the right to use the “Westinghouse Solar” name in marketing our solar products and services worldwide (as further described in Item 4.B under the heading “Market Overview and Business Segments – Solar PV - Residential and Small Commercial”) and have launched our use of the brand in Australia and New Zealand. We do not own the Westinghouse or Westinghouse Solar brands or trademarks and may not be able to continue to use them on financially acceptable terms or any terms. Currently we have the rights to use the Westinghouse Solar brand and trademarks under a long-term license agreement with Westinghouse Electric, the owner of the brand, subject to our continued compliance with the terms of the agreement. We believe that marketing renewable energy systems and products under a trade name incorporating “Westinghouse” has significant value in the North American, Australian and certain European markets. If we lose our rights to use the Westinghouse Solar brand, we will have expended significant resources in building an association with the brand for which we will realize little future benefit and our business and competitive position would be harmed. Whether or not we are able to extend our use of a brand or trade name incorporating “Westinghouse”, any litigation relating to protecting the trademarks and patents against infringement, as required in the licensing agreement, could be time consuming and costly.

We recently began sourcing financing in the United Kingdom by issuing Clean Energy Bonds to raise funds to develop global renewable energy projects. The bonds have a fixed repayment term and interest rates, which, if we are unsuccessful in developing assets with adequate returns, we may not be able to repay.

In July 2013 we closed the offering of our first Clean Energy Bond (Energy Bond 1), the proceeds from which will be used to develop renewable energy projects. On October 5, 2013, we launched another bond offering in the United Kingdom (Energy Bonds 2) to develop larger-scale renewable energy projects. The offering closed on December 10, 2013 having raised gross proceeds of £7.5 million (approximately A$13.5 million). We anticipate making additional Clean Energy Bond offerings in the future. The projects funded through proceeds from Energy Bonds can either be on-sold to third parties or held on our balance sheet and generate future cash flows for the group under the Build, Own, Operate model. The assets which are developed using these funds may not generate sufficient cash flows to service the debt and interest payments. We incur costs during the lead up to the launch of each tranche of Clean Energy Bonds, and there is no guarantee that the funds raised will be sufficient to cover these costs.

Our utility-scale wind farm business involves unique risks that may prevent us from operating this segment profitably or predictably.

Development of wind farms in Australia involves unique business challenges such as:

•	identifying and obtaining rights to operate at suitable sites

•	obtaining appropriate specialized regulatory approvals;

•	negotiating PPAs, which incorporate complex financial derivatives and must be structured to comply with regulations with respect to trading derivatives;

•	arranging EPC agreements with counterparties who are motivated to allocate engineering or construction risk unfavorably with respect to project developers; and

•	establishing appropriate infrastructure to operate in the Australian National Energy Market, with respect to dispatching generation, settling energy sales and meeting regulatory requirements for creating and registering Large Renewable Energy Certificates, or LRECs.

Failure to meet these challenges and requirements may result in extended and unexpected project delays, an inability to finance projects or attract unfavorable financing terms, and the achievement of low net development fees or even the realization of losses. They may also create contractual or regulatory exposure following the sale of projects that is difficult to accurately assess. Consequently, our participation in the wind power segment may make it difficult for us to operate profitably or predictably and the magnitude of the financial exposure on any single wind project could jeopardize our overall financial viability, particularly given our weak financial condition

Risks Related to our Ordinary Shares

We have never paid a dividend on our ordinary shares and do not intend to do so in the foreseeable future, and consequently, investors’ only opportunity to realize a return on their investment in our company is through the appreciation in the price of and sale of our ordinary shares.

We do not anticipate paying cash dividends on our ordinary shares in the foreseeable future and intend to retain all earnings, if any, for our operations. If we decided to pay dividends at some future time, we may not have sufficient funds legally available to do so.  Even if funds are legally available for distribution, we may be unable to pay any dividends to our shareholders because of limitations imposed by our credit agreements or a lack of liquidity.  Accordingly, our shareholders may have to sell some or all of their ordinary shares in order to generate cash flow from their investment.  Our shareholders may not receive a gain on their investment when they sell their ordinary shares and may lose some or all of their investment.  Any determination to pay dividends in the future on our ordinary shares will be made at the discretion of our Board and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law, capital requirements, and other factors that our Board deems relevant.

We require additional capital to fund our businesses, and the sale of additional shares or other equity securities would result in dilution to our shareholders; such sales, or the perception that such sales may occur, may also depress our share price.

We require additional cash resources to fund our business plan and to continue operating as a going concern. Our company may sell additional equity to obtain needed funds and the use of such funds could include:

•	funding losses and paying existing creditors

•	expanding into new product markets and geographies;

•	acquiring complementary businesses, products, services or technologies;

•	hiring additional technical and other personnel for purposes of business development, research and other activities consistent with our strategy

•	otherwise pursue strategic plans and respond to competitive pressures

We may also issue additional equity securities for other purposes including for compensation of employees, directors consultants and for employment benefit plans. These securities may have the same rights as our common shares or, alternatively, may have dividend, liquidation, or other preferences to our common shares. The issuance of additional equity securities will dilute the holdings of existing shareholders and may reduce the price of our common shares.

There are no assurances that equity financing will be available in amounts or on acceptable terms, if at all.  If financing is not available to us on acceptable terms, if and when needed, we may be unable to fund our operations or expand our business. In any such event, our business, financial condition and results of operations could be materially harmed, and we may be unable to continue as a going concern.

Our financing needs may require us to obtain additional debt financing to fund losses, future capital expenditures and to meet working capital requirements, which may be obtained on terms that are unfavorable to our company and/or our shareholders.

We may require additional financing in the future in connection with execution of our growth strategy, to fund future capital expenditures and for working capital and losses.  Additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital, growth and other general corporate purposes; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

The incurrence of additional indebtedness could require acceptance of covenants that, if violated, could further restrict our operations or lead to acceleration of the indebtedness that would necessitate winding up or liquidation of our company. In addition to the foregoing, our ability to obtain additional debt financing may be limited and there can be no assurance that we will be able to obtain any additional financing on terms that are acceptable, or at all.

As long as we remain subject to the rules of the Australian Stock Exchange, or if we list on NASDAQ, we will be unable to access equity capital without shareholder approval if such equity capital sales would result in dilution above regulatory thresholds and consequently we may be unable to obtain financing sufficient to sustain our business if we are unsuccessful in soliciting requisite shareholder approvals.

Our ability to access equity capital is currently limited by ASX Listing Rule 7.1(a), which provides that a company must not, subject to specified exceptions (including approval by shareholders), issue or agree to issue during any 12-month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 25% of the number of securities in the same class on issue at the commencement of that 12-month period. Our equity issuances will be limited by Rule 7.1(a) as long as we continue to be listed on the ASX and this constraint may prevent us from raising equity capital needed for operations. Although we intend to delist from the ASX as soon as practicable after our shares commence trading in the U.S., there is no certainty about when this can be achieved and our ability to issue equity may be constrained by Rule 7.1 and the requirement to obtain shareholder approval.

If we are successful in listing on NASDAQ in the future, approval for which is not assured (which approval is further discussed in Item 9.C under the heading “Markets”), we will be subject to NASDAQ Listing Rule 5635(d), commonly referred to as the NASDAQ 20% Rule, which requires shareholder approval of a transaction other than a public offering involving the sale, issuance, or potential issuance by a company of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock, or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. While less restrictive than ASX Rule 7.1, the operation of the NASDAQ 20% rule could limit our ability to raise capital through issuance of shares or convertible securities without jeopardizing our listing status. If we were to violate the NASDAQ 20% rule, assuming we obtain initial listing approval, our company would be subject to delisting from NASDAQ and share prices and trading volumes would likely suffer.

Our ordinary shares are thinly traded in Australia and the market price of our shares is volatile, conditions which individually or in combination may render our shareholders unable to sell the ordinary shares at or near “ask” prices, or at all; consequently, if our shareholders need to sell their shares to raise money or otherwise desire to liquidate their shares they could incur substantial losses.

Although our ordinary shares are initially expected to be traded on the OTCBB, we intend to be listed on the NASDAQ Capital Market in the future. There is no assurance that our NASDAQ listing application will be approved or that an active public market for our ordinary shares will develop or be sustained (which approval is further discussed in Item 9.C under the heading “Markets”).  Our ordinary shares have historically been sporadically or “thinly traded” on the ASX, meaning that the number of persons interested in purchasing ordinary shares at or near bid prices at any given time may be relatively small or nonexistent.  This situation is attributable to a number of factors, including the our company’s history of losses and the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume. Even if we came to the attention of such persons, they tend to be risk-adverse and may be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as our business has demonstrated viability and we become larger and more seasoned.  As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer that has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on our stock price.  There are no assurances that a broader or more active public trading market for our ordinary shares will develop or be sustained, or even that current trading levels experienced on the ASX will be sustained.

The market price and trading volume of our ordinary shares may be volatile and may be affected by variability in our company’s performance from period to period and economic conditions beyond management’s control.

The market price of our ordinary shares may be highly volatile and could be subject to wide fluctuations. This means that our shareholders could experience a decrease in the value of their ordinary shares regardless of our operating performance or prospects. The market prices of securities of companies operating in the renewable energy sector have often experienced fluctuations that have been unrelated or disproportionate to the operating results of these companies. In addition, the trading volume of our ordinary shares may fluctuate and cause significant price variations to occur. If the market price of our ordinary shares declines significantly, our shareholders may be unable to resell our ordinary shares at or above their purchase price, if at all. There can be no assurance that the market price of our ordinary shares will not fluctuate or significantly decline in the future.

Some specific factors that could negatively affect the price of our ordinary shares or result in fluctuations in their price and trading volume include:

•	actual or expected fluctuations in our operating results;

•	actual or expected changes in our growth rates or our competitors’ growth rates;

•	our inability to raise additional capital, limiting our ability to continue as a going concern;

•	changes in market prices for our product or for our raw materials;

•	changes in market valuations of similar companies;

•	changes in key personnel for us or our competitors;

•	speculation in the press or investment community;

•	changes or proposed changes in laws and regulations affecting the renewable energy industry as a whole;

•	conditions in the renewable energy industry generally; and

•	conditions in the financial markets in general or changes in general economic conditions.

In the past, following periods of volatility in the market price of the securities of other companies, shareholders have often instituted securities class action litigation against such companies. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.

An active public market in the United States for our ordinary shares may not develop, or our ordinary shares may trade at low volumes, both of which could have an adverse effect on the resale price, if any, of our ordinary shares.

Prior to this registration, there has been no public market in the United States for our ordinary shares. If an active public market in the United States for our ordinary shares does not develop following the effectiveness of this registration statement, the market price and liquidity of our ordinary shares may be adversely affected. While we have applied for the listing of our ordinary shares on the NASDAQ Capital Market (which approval is further discussed in Item 9C under the heading “Markets”), there is no assurance that our application will be approved and a liquid public market in the United States for our ordinary shares may not develop or be sustained hereafter.

Contemporaneous with the commencement of trading in the U.S. or as soon thereafter as practicable, we intend to delist from the ASX; while we have applied to list our ordinary shares on NASDAQ, we believe that our ordinary shares will begin trading on the OTCBB and, if we do not meet the initial listing standards of the NASDAQ Capital Market (or, once listed, the continued listing standards in the future), our company’s stock will not trade on a national exchange and liquidity and share price may suffer.

We have applied for listing of our ordinary shares for trading on NASDAQ Capital Markets and the application is currently pending, as further discussed in Item 9.C under the heading “Markets.” Although we do not expect that the listing of our ordinary shares on NASDAQ will be approved by the time this registration statement is effective, our management believes we will meet NASDAQ requirements and gain approval in the future. Prior to listing on NASDAQ, we expect that our shares will be eligible for trading on the OTCBB. It is expected that the registration and commencement of trading of our ordinary shares in the U.S., and on NASDAQ in particular if and when our NASDAQ listing is approved, will result in a more active public market and liquidity for our ordinary shares than was achieved as an ASX-listed company, but there can be no assurance that this is will be the case. There may be significant consequences associated with our common stock trading on the OTCBB rather than a national exchange. The effects of not being able to list our common stock securities on a national exchange include:

●	limited release of the market price of our securities;

●	limited news coverage;

●	limited interest by investors in our securities;

●	volatility of our common stock price due to low trading volume;

●	increased difficulty in selling our securities in certain states due to "blue sky" restrictions; and

●	limited ability to issue additional securities or to secure additional financing.

Even if our shares are approved for listing the NASDAQ Capital Market or any other national exchange, there is no assurance that our company will be able to continue to meet all necessary requirements for such listing; therefore, there is no assurance that our ordinary shares will continue to trade on a national securities exchange. At any time when our shares do not trade on a national exchange, liquidity may be reduced and our stock price could decline.

As a foreign private issuer, if and after our shares are listed on the NASDAQ Capital Market, we will be permitted and intend to follow certain home-country corporate governance practices in lieu of certain NASDAQ requirements applicable to U.S. issuers, affording less protection to holders of our ordinary shares.

As a foreign private issuer, if and after our ordinary shares are listed on the NASDAQ Capital Market, we will be permitted to follow certain home-country corporate governance practices in lieu of certain NASDAQ requirements. We intend to avail ourselves of all such exemptions available to us, including without limitation, the following:

•	As a company incorporated in Australia and listed on the ASX, we expect to follow our home country practice with respect to the composition of our Board and nominations committee and executive sessions;

•	Unlike the NASDAQ requirements, the corporate governance practice and requirements in Australia do not require us to have a majority of our board of directors to be independent;

•	We are not required under Australian law or ASX rules to establish a nominations committee and we do not intend to do so; and

•	Our Board is not required under home country regulations to hold regular executive sessions where only independent directors are present and we do not intend to do so if our listing on NASDAQ is approved.

Such Australian home-country practices may afford less protection to holders of our ordinary shares than would be available to our shareholders if we were incorporated in the United States, governed by U.S. law and subject to all applicable NASDAQ regulations. As required for foreign private issuers, each NASDAQ requirement with which we do not intend to comply, if and after our ordinary shares are listed on the NASDAQ Capital Market, is listed below under Item 6.C, together with a description of our applicable home-country practice. Please refer to Item 9.C under the heading “Markets” for further discussion about the status of our NASDAQ listing application.

If we undergo the approved reverse split of our ordinary shares of up to 1:600, the value of our ordinary shares may be less than the market value of the ordinary shares before the split multiplied by the split ratio.

Our Board and shareholders have approved, a reverse split of up to 1:600, which is the maximum ratio our Board deems necessary to meet the NASDAQ initial listing requirements with a cushion for possible changes in stock price between the expected date of the shareholder vote and the completion of other requirements necessary to obtain a NASDAQ listing, if such listing approval is granted. We may in the future undergo one or more additional reverse stock splits. After completion of such a reverse split, the post-split market price of our ordinary shares may be less than the pre-split price multiplied by the split ratio. In addition, a reduction in the shares available in the public float may impair the liquidity in the market for our ordinary shares which may reduce the value of our ordinary shares. There is no assurance that the reverse stock split will allow us to meet the listing requirements of the NASDAQ Capital Market and the status of our application is discussed further in Item 9.C under the heading “Markets”. If we issue additional shares in the future, it will likely result in the dilution of our existing shareholders.

The implementation of a reverse stock split could adversely affect the market liquidity of our ordinary shares, impair the value of your investment and harm our business.

Our shareholders have approved a proposed amendment to our Constitution authorizing our Board of Directors, in their judgment, to effect a reverse stock split of our ordinary shares at a ratio up to 1:600. We intend to implement this reverse stock split in advance of our proposed listing on the NASDAQ Capital Market, the approval of which cannot be assured (please refer to Item 9.C under the heading “Markets”). There are risks associated with this reverse stock split, including that the reverse stock split may not result in a sustained increase in the per share price of our ordinary shares. We cannot predict whether the reverse stock split will increase the market price for our ordinary shares on a sustained basis. The history of similar stock split combinations for companies in like circumstances is varied, and we cannot predict whether:

•	the market price per share of our ordinary shares after the reverse stock split will rise in proportion to the reduction in the number of shares of our ordinary shares outstanding before the reverse stock split;

•	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•	the reverse stock split will result in a per share price that will increase our ability to attract and retain employees and other service providers; or

•	or the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by NASDAQ following initial listing, or that we will otherwise meet the requirements of NASDAQ for continued inclusion for trading on the NASDAQ Capital Market.

We are a “foreign private issuer” under the rules and regulations of the SEC and are thus exempt from a number of rules under the Exchange Act and will be permitted to file less information with the SEC than a company incorporated in the United States.

As a “foreign private issuer” under the Exchange Act, we are exempt from certain rules under the Exchange Act, and will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, or to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. In addition, we will be exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. Our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Accordingly, there may be less publicly available information concerning us than there is for a company domiciled in the United States, and such information may not be provided as promptly as it is currently provided by companies domiciled in the United States. Although not anticipated, if we lose our status as a foreign private issuer, we will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements with the SEC as if we were a company incorporated in the United States. The costs incurred in complying with these additional requirements could be substantial.

Because we are organized under the laws of Australia, U.S. investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited.

It may be difficult to bring and enforce suits against us because we are organized under the laws of Australia. Some or all of our directors will reside in various jurisdictions outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our non-U.S. directors, or enforce judgments obtained in the United States courts against us or our non-U.S. directors. In addition, there is some doubt as to whether the courts of Australia and other countries would recognize or enforce judgments of United States courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Australia that the United States and Australia do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Australia courts as contrary to that jurisdiction’s public policy. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Australia. Similarly, those judgments may not be enforceable in countries other than the United States.

A large fraction of our shares are held by a few shareholders, some of whom are members of our management.  As these principal shareholders substantially control our corporate actions, our other shareholders may face difficulty in exerting influence over matters not supported by these principal shareholders.

Our principal shareholders include affiliates of Gerard McGowan, who is our Chairman of the Board and Chief Executive Officer, and W.H. Soul Pattinson and certain affiliates, referred to as WHSP. Mr. Todd Barlow, a member of our Board is an employee of an affiliate of WHSP. Mr. McGowan and WHSP, respectively, own approximately 3.42% and 11.95% of our outstanding ordinary shares.  Additionally, Solon SE, and Mr Edwin Cywinski. own approximately 13.30% and 3.53%, respectively, of our outstanding ordinary shares, as of November 30, 2013.

These shareholders, acting individually or as a group, could exert control over matters such as electing directors, amending our certificate of incorporation or bylaws, and approving mergers or other business combinations or transactions.  In addition, because of the percentage of ownership and voting concentration of these principal shareholders and their affiliated entities, elections of our Board may be within the control of these shareholders and their affiliated entities.  While all of our shareholders are entitled to vote on matters submitted to our shareholders for approval, a concentration of shares and voting control presently lies with these principal shareholders and their affiliated entities.  As such, it would be difficult for shareholders to propose and have approved proposals not supported by these principal shareholders and their affiliated entities.  There can be no assurance that matters voted upon by our officers and directors in their capacity as shareholders will be viewed favorably by all shareholders of our company.  The stock ownership of our principal shareholders and their affiliated entities may discourage a potential acquirer from seeking to acquire our ordinary shares which, in turn, could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

Our Constitution grants our Board to with the authority to issue a new series of preferred stock without further approval by our shareholders, which could adversely affect the rights of the holders of our ordinary shares

Our Board has the power to fix and determine the relative rights and preferences of preferred stock. Our Board also has the power to issue preferred stock without further shareholder approval, subject to applicable listing regulations. As a result, our Board could authorize the issuance of new series of preferred stock that would grant to holders thereof certain preferred rights to (i) our assets upon liquidation: (ii) receive dividend payments ahead of holders of ordinary shares; (iii) and the redemption of the shares, together with a premium, prior to the redemption of our ordinary shares. In addition, our Board could authorize the issuance of new series of preferred stock that has greater voting power than our ordinary shares or that is convertible into our ordinary shares, which could decrease the relative voting power of our ordinary shares or result in dilution to our existing shareholders.

Research analysts do not currently publish research about our business, limiting information available to shareholders, and if this continues to be the case or if analysts do publish unfavorable commentary or downgrade our ordinary shares it could adversely affect our stock price and trading volume.

The trading market for our ordinary shares will depend, in part, on the research and reports that research analysts publish about us and our business and industry. The price of our ordinary shares could decline if one or more research analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. If one or more of the research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause our stock price or trading volume to decline.

We may be classified as a foreign investment company for U.S. federal income tax purposes, which could subject U.S. investors in our ordinary shares to significant adverse U.S. income tax consequences.

Depending upon the value of our ordinary shares and the nature of our assets and income over time, we could be classified as a “passive foreign investment company”, or “PFIC”, for U.S. federal income tax purposes. Based upon our current income and assets and projections as to the value of our ordinary shares, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to become a PFIC, if among other matters, our market capitalization is less than anticipated or subsequently declines, we may be a PFIC for the current or future taxable years. The determination of whether we are or will be a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Because PFIC status is a factual determination made annually after the close of each taxable year, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, we can provide no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were to be classified as a PFIC in any taxable year, a U.S. holder (as defined in Item 10E.2 under the heading “Taxation – Untied States Federal Income Tax Consequences”) would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. corporation that doses not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ordinary shares. For more information see Item 10E.2 under the heading “Taxation – Untied States Federal Income Tax Consequences –Passive Foreign Investment Company Considerations”.

Risks Related to Takeovers

Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares, which could constrain our share price and reduce investor returns.

We are incorporated in Australia and are subject to the takeovers laws of Australia, including the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in a company’s issued voting shares if the acquisition of that interest will lead to a person’s voting power in such company increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares. This may have the ancillary effect of entrenching our Board and may deprive, limit our shareholders’ strategic opportunities to sell their ordinary shares and may restrict the ability of our shareholders to obtain a premium from such transactions. See Item 10D under the heading, “The Foreign Acquisitions and Takeovers Act 1975.”

Our constitution and applicable Australian laws and regulations may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Corporations Act, set forth various rights and obligations that are unique to Australian companies. These requirements operate differently than from many U.S. companies and may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders. Prior to investing in our ordinary shares investors should carefully review the summary of these matters set forth under Item 10B, under the heading “Constitution”, as well as the copy of our complete Constitution, which is included as an exhibit to this registration statement.

ITEM 4.            INFORMATION ON THE COMPANY

A.            History and Development of the Company

We were originally formed on August 18, 1989 in Australia as London Securities Limited, a corporation subject to the laws of Australia, specifically, the Australian Corporations Act. Following our inception, we began acquiring energy generation assets and on December 19, 1996 and changed our name to Asia Pacific Infrastructure Limited. On March 28, 2000 our company’s name was again changed to CBD Online Limited to better reflect a revised focus on the provision of internet connectivity and related services in Australia. Following a further adjustment to strategy, the internet business activity was discontinued and we began acquiring air conditioning installation and service contractors. Our name was again changed on December 6, 2002 to reflect this shift in strategy and since then our company has been known as CBD Energy Limited. Our ordinary shares have been listed on the Australian Stock Exchange since 1989.

Beginning in 2006, our management began to sharpen the company’s strategic focus on the renewable energy sector and subsequently divested most of the legacy businesses. On January 1, 2010 the eco-Kinetics group of companies was acquired to gain a larger market presence in the Australian solar sector in anticipation of major policy-driven growth. This acquisition also enhanced our capabilities to undertake larger international solar development projects and boosted revenues in the segments of our business devoted to small-scale solar development.

Over the past two years, we have been actively diversifying our solar PV business geographically to capitalize on high expected demand for new renewable energy generation in key markets that we have not historically served. With the exception of the capital expenditures and investments noted below in Item 4.D, our diversification initiatives have involved the hiring of employees and sub-contractors and other activities that have been recorded as expenses in our statements of operations in the fiscal year ended June 30, 2013 and the prior two fiscal years. Renewable energy generation equipment has become increasingly cost competitive with fossil fuel generation as a result of mass production, predominantly from Chinese manufacturers.

The key outcomes from these initiatives have been:

•	Establishment of subsidiaries and joint venture companies in Europe. We established subsidiaries and joint venture companies in the UK, Germany, Netherlands and Italy to develop EPC, O&M and small-scale solar activities for the group. This has permitted completion of significant solar projects in Italy and UK;

•	Establishment of a wind development division in Australia. We undertook the development of the Taralga wind farm project (the “Taralga Project”) and subsequently arranged its acquisition by affiliates of Banco Santander (Banco Santander) and a subsequent investment by them, which actions together gave Banco Santander a majority equity stake in the Taralga Project; and

•	Establishment of subsidiaries and operations in the U.S. In connection with our pursuit of a business combination with Andalay Solar (fka Westinghouse Solar), we acquired approximately 1.7 million of its common shares and launched marketing of residential systems in Australia under the Westinghouse Solar brand. Although the merger agreement has been terminated, we are continuing to pursue use of the Westinghouse Solar brand through a direct license from Westinghouse Electric Corporation., the owner of the Westinghouse trademark, although there is no assurance that we will be successful in securing such a license. We also established an operating subsidiary in the United States to pursue solar project development in North America and the Caribbean basin.

Our principal office is located at Suite 2-Level 2, 53, Cross Street Double Bay, Sydney, NSW 2028, Australia. Our telephone number is +61 (0)2 8069 7970. Our website address is www.cbdenergy.com.au. Information on our website and websites linked to it do not constitute part of this registration statement. Our agent for service of process in the United States is CBD Energy USA Limited, whose principal place of business address is located at the Second Level, 150 Central Park South, New York City, NY 10019.

B.            Business Overview

Strategy and Business Model

We are an Australian company, formed in 1989, and operate in the renewable energy and energy-efficiency sectors. Our activities, which are more fully described below in this Item 3.B, are divided among following lines of business, sometimes referred to as sub-segments:

•	Solar PV (in multiple countries)

o	Residential and small commercial solar, together sometimes referred to as small-scale solar.

o	Large commercial and utility-scale solar, together sometimes referred to as large-scale solar.

•	Large-scale Wind.

•	Energy Efficiency/Technology Solutions

o	Parmac

o	RAPS / Technology Solutions

o	Captech (until divestiture in August 2013)

Our businesses are focused on the downstream implementation of renewable power generation capacity and the delivery of differentiated products and services that will allow electricity consumers to reduce power costs and increase efficiency of their electricity consumption. To this end, we are applying the following strategies with the expectation of building, over time, a high-growth and profitable business:

•	create multiple revenue streams from a portfolio of assets and technologies in various geographies and customer segments to reduce earnings volatility and mitigate risk;

•	ensure continued access, on competitive terms, to best-in-class generation equipment, components and material by nurturing strong direct relationships with leading manufacturers and building scale in our generation project businesses to enhance the key customer status to those manufacturers;

•	deploy a flexible business development organization, able to operate in diverse geographies, with standardized project delivery and technology management processes to respond rapidly to changing demand patterns and regulatory environments for renewable energy development;

•	capture margin not available to conventional engineering, procurement and construction (“EPC”) contractors by working with project originators and undertaking turnkey financing and development through the initial, and sometimes final, project construction phase; and

•	selectively retain ownership of income generating projects which have medium- to long-term power purchase agreements from creditworthy utilities or legislated feed-in-tariffs.

Further discussion of strategies and business model can be found in “Markets and Business Segments” below.

Competitive Strengths

We believe that our company demonstrates the following competitive strengths that differentiate it in a competitive and fragmented market and will allow it to participate effectively in the expected growth of the renewable energy sector:

Development track record - We have a solid track record of successfully developing and engineering large and small-scale solar projects in remote and difficult geographies, with over 70 MW successfully installed through June 2013. As the industry matures, execution track record and prior project success is becoming a prerequisite to winning bidding opportunities and contract awards.

International presence – We maintain resident executive presence and supporting staff in New York, London and Beijing to source and develop projects and maintain key supplier relationships. By positioning senior managers in key locations, we believe that we are better able to source and follow-up on new business opportunities, understand local practices that affect the business, build effective relationships with customer and supplier personnel and oversee and control our company’s activities.

Management skills and experience – Our management team has a deep knowledge of and experience in the utility and energy sectors and in the engineering disciplines. Our management team’s understanding of relevant regulatory frameworks power generation and off-take economics gives us the credibility to effectively negotiate power purchase agreements (PPA’s) and EPC contracts for larger projects. We deem this a critical factor for our success as a renewable energy project developer. Our management’s demonstrated track record of cost-effective customer origination is believed to be an important factor in profitably building the small-project business and leading future initiatives to sell renewable power to consumers in Australia and elsewhere.

Clear strategic focus - Our singular focus on downstream implementation of renewable energy technologies allows our company to partner effectively with a wide base of equipment/component suppliers to achieve low costs and to limit risks associated with relying on a single technology. We believe that our focus also positions us in the highest value-added segment of the renewable supply chain.

Diversified – Within our strategic focus, we benefit from being diversified across technologies, products, geographies and types of revenue streams. Capabilities in solar, wind and energy efficiency, across small and large projects as well as operating businesses and assets, enables us to apply our business model successfully in strategically selected locations and in ways that build revenues and returns.

Challenges

Despite rapid growth in the renewable energy industry, we face several significant challenges:

Government policies and subsidies - Depending on the market the delivered costs of energy generated from solar and wind is either approaching or comparable to the cost of power generated from nuclear and fossil fuel in most markets we serve. However, in those markets, substitution of renewable power for conventional alternatives is still driven by government mandates, subsidies or feed-in tariffs that assure developers of a return on their capital. This endeavors to deliver a level playing field with the already subsidized nuclear and fossil fuel generators. These policy directives are subject to sudden and unpredictable change on a market-by-market basis. Therefore, for at least the next few years, we are at risk of having the business curtailed in some key markets. As a result, we must be able to shift our activities quickly to new markets where policies make renewable energy project developments economically feasible.

Small size and market share in an intensely competitive industry - While we are larger than some renewable energy businesses, our company is still a small-scale competitor in both the solar and wind generation sectors and, in the energy efficiency sector, we lack meaningful market share in any geographic region. Our management believes that strong profitability and sustainable success within the renewable energy industry will depend on attaining at least a top-five market share position and recognition as a preferred supplier or contractor, at least in selected geographies.

Insufficient capitalization - In Australia and other markets where we either construct or purchase large-scale projects or originate residential solar projects, direct government installation subsidies are being phased out and the provision of financing for customers is increasingly necessary to generate new customers and project opportunities. Large-scale projects in the solar and wind segments are very capital intensive and require significant working capital. Bonding or other financial assurances are often necessary to qualify as a bidder for EPC contracts. To capture larger margins, consistent with our BOT and BOO models (discussed below in this section under the heading “Market Overview and Business Segment – Solar PV – Large Commercial and Utility Scale Solar”), we require the capital to hold multi-million dollar projects on our balance sheet at least through completion and commissioning. Consequently, we must raise additional debt and equity capital to significantly grow our level of development activity.

Lack of consistent profitability – Notwithstanding our favorable track record of completing power generation projects that perform to specifications, our business overall has not been consistently profitable. This has, in part, been because our management did not react quickly enough to changes in the Australian small-scale solar market by controlling costs in line with declining revenues and government subsidies. Other contributory factors include a low and irregular volume of project activity and the requirement under applicable accounting rules that revenues and profits from large-scale development initiatives often cannot be recognized until either projects are sold or progress is monetized. Additionally, we have been expending funds on the setup of our wind development and international solar businesses over the past 18-24 months. The associated losses exacerbate our capital inadequacies and reduce investor receptivity to investing in our company. Our management believes that achievement of consistent profitability and top-tier returns on equity are necessary to attract the capital we need to fund growth and to be successful in the business of developing renewable power projects. Increasing the number of projects undertaken at any time will reduce the relevance of any individual project to the consolidated results and enhance our ability to achieve our financial objectives.

Difficulties in operating globally - Part of our strategy is to continuously and quickly shift the focus of new project initiatives to countries where policies are most favorable for renewable energy or demand is strongest. As a result, we need to operate in multiple jurisdictions where we may not have strong local presence or deep knowledge of the applicable laws, regulations and business practices. Our success therefore depends heavily on being able to recruit competent local advisors and employees and, in certain cases, joint venture partners to support operations as they expand and migrate to new countries. We must also develop improved processes and systems that are sufficiently robust to manage and control distant operations effectively.

Market Overview and Business Segments

The renewable energy industry has grown rapidly worldwide in recent years. This has been a result of government policies favoring the use of renewable resources over carbon-based alternatives. This has resulted in increases to the costs of fossil fuels and contributed to the technological and manufacturing developments that have lowered the cost of energy derived from wind, solar and other renewable resources. According to the 2012 “Clean Energy Race Report” published by the Pew Charitable Trusts, investment in the renewable sector in the G-20 countries alone approached US$225 billion in 2011. This is an increase of 600% over investment levels in this sector in 2004. This investment was divided among sectors as shown in the table below:

Figure 1 - G-20 Investment by technology 2004-11 (Billions of US$)

Source: Pew Charitable Trust 2012 report “Clean Energy Race Report”

We are active in the solar, wind, and energy efficiency sectors in specific geographies and customer classes. In the solar market we have focused primarily on small-scale residential commercial installation in Australia and large-scale Commercial/Utility installation elsewhere. Our activities in wind and energy efficiency have been principally in the Australian region; however, our experience and technology establish a base for applications in international markets.

The following is a description of the market and business segments in which we operate.

Solar PV- General

As reflected in Figure 1 above, the solar sector has become the largest recipient of investment capital among the renewable energy sectors. The solar sector encompasses a wide variety of commercial activity ranging from the manufacture of solar conversion cells to the installation of solar heat and power generation units to the monitoring and management of installed capacity.

According to the Frankfurt School - UNEP Collaborating Centre for Climate & Sustainable Energy Finance’s report on “global trends in renewable energy investment 2012”, the total investment globally in solar power in 2011 jumped 52% to US$147 billion from the previous year. This was largely from rooftop photovoltaic installations in Germany and Italy and the spread of small-scale PV in other countries.

Our focus in this segment of our business is primarily in the downstream activities associated with the installation of solar PV generating capacity.

The rapid increases in installations reflect several converging factors:

•	Due to overcapacity and technological progress, prices for solar cells have fallen to levels where the delivered cost of solar power is near or at parity with the cost of electricity delivered over the electric power grid to the consumer’s power socket (“socket parity”);

•	Economic stimulus programs, policy mandates and private sector investment have boosted the funding available to the solar PV sector; and

•	Delivered energy prices have been increasing.

While we expect government incentives to this sector to decline, solar installations are expected to be sustained and continue to grow based on the improving economics of installing solar power capacity relative to other electrical power generation. In May 2012, Bloomberg New Energy Finance (BNEF) published a white paper, “Reconsidering the Economics of Photovoltaic Power” that reviewed the economics of solar PV. In that paper the authors concluded that solar PV costs have been declining, and have declined dramatically in the last three years – by 75%.

Figure 2 from the BNEF paper, shown below, illustrates the Levelized Cost of Energy (LCOE) for solar PV in 2012 and forecasts for 2015. The graph also shows areas with increasing levels of sunshine have reduced energy costs. The BNEF paper found that the Levelized Cost of Energy (LCOE) for countries with higher electricity prices such as Germany, Denmark, Italy, Spain and parts of Australia have already reached “socket” parity while countries like Japan, France, Brazil or Turkey are expected to reach it by 2015. (“Socket” parity was defined as the point where a household could make 5% or more return on investment in a PV system by using the energy generated to replace household energy consumption).

Figure 2: Residential PV price parity (size of bubbles refers to market size)

Source: Bloomberg New Energy Finance (BNEF) published a white paper, “Reconsidering the Economics of Photovoltaic Power”, May 2012, p13.

Over the last three to four years, a dramatic reduction in solar PV pricing has made small-scale projects of less than 1MW increasingly cost effective relative to conventional grid power. In Australia this has reduced the reliance on government subsidy and the associated policy volatility. This dynamic is illustrated in Figure 3 below, which depicts reductions in cost per watt of solar PV over the period from September 2009 through December 2011.

Figure 3: Reduction in solar PV modules Prices in Australia

Source: “Solar Choice”, Australian Solar PV Installation Brokers

Reductions in the installed price of small-scale projects have enabled businesses and consumers in Australia and other countries to realize an economic return by installing solar PV, particularly on rooftops. Consequently, small-scale installations have become an increasingly important component of growth in renewable energy generation over recent years.

Regulatory structures to incentivize solar vary by jurisdiction, and can include tariffs, grants, and Renewables Energy Certificates (REC’s) as a traded commodity for the renewable energy markets. We assess the economic attractiveness, risks and our logistical ability to operate in these jurisdictions. As from the previous discussion, the economic sensitivity to regulatory incentives is diminishing.

Solar PV- Residential and Small Commercial Solar

We are an installer of residential and commercial roof-top solar PV systems in Australia, but we are not actively pursuing small-scale solar installations in other regions where we operate. We dramatically increased the scale of our activity in this business segment with the acquisition of eco-Kinetics in 2010, a Queensland based installation business. Small-scale solar in Australia is incentivized primarily by the Small-scale Renewable Energy Scheme (SRES) under which power generators are obligated to purchase annually a number of Small-scale Technology Certificates (STCs) specified by the government agency responsible for administering the SRES program. Eligible installations, such as residential solar systems, are credited with a one-time allocation of STCs when completed and the regulator establishes the aggregate annual STC purchase obligation for power generators at a level approximately equal to the supply of STCs that it expects to be created from new installations, adjusted for over or under creation of STCs in prior years. STCs may be purchased by any person and freely traded. Consequently, an unregulated market for STCs has developed since the inception of the program. As the experience of the government agency responsible for balancing STC purchase obligations with supply has grown over time, market volatility, liquidity and predictability of pricing have increased, but the market remains thin and the number of market makers is small. STC prices are effectively capped by the right of obligated purchasers to pay a fixed-rate penalty if they are unable to purchase sufficient STCs in the market to meet their obligations. As costs of solar PV systems have been dropping, reliance on SRES and other subsidies for the sale of PV systems has declined, as discussed below.

The Australian solar business units have been principally focused on commercial installations of less than 100kW and residential installations typically averaging about 3kW. Beginning around mid-2011, the residential installation market in Australia, which represented approximately 70% of our solar revenue in our fiscal year ended June 30, 2012, experienced a dramatic industry-wide downturn resulting from unprecedented changes in government policies and reductions in subsidies at both the state and national level. This had an immediate adverse impact on the revenues and operating results of our business units focused on residential solar installations and of our company as a whole.

In the second half of 2012, the residential solar market started to show signs of normalizing after these changes. With the continued reduction in hardware costs, solar PV is approaching or has reached grid parity in most areas of Australia. This is an important milestone in attracting new customers without the need to be reliant on subsidies or feed-in-tariffs. Rising energy prices in the future will serve to increase the attractiveness of residential solar installations. Industry analysis commissioned by the Australian Office of the Renewable Energy Regulator (ORER) and published in December 2011 from three energy consultants –SKM-MMA, Green Energy Markets and ACILTasman - confirms our management’s view that that there will be a sustainable long-term residential solar market in Australia. Figure 4 is taken from the ACIL Tasman report and illustrates the actual data showing a “spike” in solar PV installation activity in mid-2011, driven by government policy incentives, followed by their forecast of levelized installation rates. Figure 4 also illustrates expectations for the substantial elimination of seasonality in small-scale solar installations following the 2013 calendar year as a result of the stabilization of STC incentives.

Figure 4: Historical and projected installed capacity – 2008 to 2014

Source: ACIL Tasman report for ORER, December 2011, page ix

The consultants’ analysis for ORER indicated a penetration rate for solar installations in the Australian market of approximately 11% as of year-end 2011, almost entirely in the residential sector. The chart above indicates installation rates of 100-150MW per quarter going forward. The market is relatively fragmented, with no dominant installation businesses. ORER data indicates that in 2012 small-scale solar installations have reached a cumulative 2,000MW in capacity with an average size of approximately 3kW per installation. Both the cumulative installed capacity and average size have been at the higher end of the consultants’ forecasts made at the end of 2011.

Our management’s expectation is that it can build a sustainable and stable installation business with the prospect of improved financial performance if we attain a market share of Australian solar PV installations in the range of 2.5% - 5% in the medium term. This represents 15-30MW/year of installed systems based upon the ORER consultants’ forecasts. Post the mid-2011 reduction in government incentives, we dramatically scaled back our small-scale solar operations and have made adjustments in our business model to reduce fixed costs lower inventory requirements and shift significant customer acquisition and installation expense to qualified third parties and strategic partners.

Beginning in the second calendar quarter of 2013, we began the transition of our product and marketing focus to offer solar PV systems to Australian home owners under the Westinghouse Solar brand through an operating subsidiary formed for the purpose, Westinghouse Solar Pty. Ltd As further discussed below in Item 4.B under the heading “Intellectual Property”, our rights to use the Westinghouse Solar brand are licensed from Westinghouse Electric, the brand owner.

Components for our residential solar systems, including solar panels, inverters and certain other elements, are currently being purchased on non-exclusive basis from third-party distributors who have offered us trade credit terms. We are actively working to expand the supply chain to include additional supply sources and direct purchasing arrangements with component manufacturers, including assembly of panels to our specifications in the Queensland Australia facility leased by our wholly-owned subsidiary CBD Solar Labs Pty Ltd., referred to as the Queensland Facility, using our proprietary manufacturing system and equipment (refer to Item 3.D under the heading “Risks Related to Our Industry and Business”, Item 4.D under the heading “Capital Expenditures” and Item 5.F under the heading “Contractual Obligations” for additional information about the Queensland Facility and our obligations related thereto). We have contracted with a third party to operate the Queensland Facility for us for one year beginning in May 2013. The operations agreement for the Queensland Facility, included as an exhibit to this registration statement, requires us to utilize the Queensland Facility exclusively for assembly of certain products we sell or install provided that the operator meets performance requirements stipulated in the agreement and the operations agreement is subject to extension if all performance requirements are met through the initial term. The operations agreement permits the operator to produce other products utilizing the Queensland Facility and our equipment, including products for Andalay Solar. We are entitled to receive royalties, as specified in the operations agreement, for all production at the Queensland Facility. For modules produced for Andalay Solar, the royalty rate is 0.053 per watt of energy output for modules processed and assembled at the Queensland Facility and, for modules produced for other parties, the royalty rate is set at 2.67% of the production value (defined in the agreement) of such modules. No royalties have been earned as of the date of this registration statement and our management does not expect the royalty stream to be material to our financial performance.

Our initial installations of the solar PV systems sold under the Westinghouse Solar brand commenced in the third calendar quarter of 2013, so it is too early to fully gauge the commercial success of this product. We market directly to purchasers of small-scale solar systems through commission sales reps, resellers and through our website. Our direct marketing initiatives provide us with immediate feedback on customer reactions to price and product changes and we have observed a favorable response to the introduction of the Westinghouse Solar brand. Notwithstanding the expectations of our management that the Westinghouse Solar brand will be broadly accepted in Australia, shipments to date are not material and there is no assurance that profitable sales of this product can be achieved or sustained at levels that would ensure the financial viability of our Australian residential solar business.

The residential and small commercial solar PV market in Australia is fragmented, with no large dominant competitors. The three major energy retailers (Origin Energy, AGL and Energy Australia) have active installation businesses, and there are a number of significant competitors focused on residential installations. An Australian consultancy, Sunwiz, determined the top 20 solar installation businesses in August 2012 as shown in Table [5]. Our wholly owned subsidiaries involved in small-scale solar installations (referred to in the chart below by the single reference to eco-Kinetics) are shown in 15th place as of August 2012. Although we believe our market share has been falling since mid-2011 while we have been restructuring our small-scale solar business, this ranking demonstrates that our company has a recognizable position among the universe of Australian competitors serving the residential solar market. Our management believes that we can regain market share, subject to having adequate working capital availability.

Table [5]: Sunwiz Top 20 Residential Solar PV Installers in August 2012

Source: Reneweconomy, August 2012 on-line article (http://reneweconomy.com.au/2012/solar-insights-australias-top-20-solar-companies-52223)

Solar PV- Large Commercial and Utility Scale Solar

In 2011, we established a separate division to construct large-scale solar projects, which have a capacity of 1MW or greater. The key factor that allowed us to venture into larger scale projects was the capability in engineering, procurement and construction (EPC) gained through the acquisition of eco-Kinetics in 2010. The EPC projects we have subsequently developed include both ground mount and commercial rooftop solar projects.

Since inception, our large-scale solar business has employed three different delivery models, depending on customer requirements, working capital availability and cost at the time project opportunities became available:

Engineering, Procurement and Construction (EPC)

Under the EPC model, the customer pays the EPC contractor on a milestone or percentage of completion basis as project construction progresses and ownership of project work-in-progress is turned over to the customer. The EPC contractor typically takes responsibility for:

-	completing the project engineering, procuring components and materials for the project and performing the construction work; and

-	paying vendors, subcontractors and its own staff for their respective contributions to the project.

The timing of project progress payments is generally negotiated to allow the EPC contractor to receive funds at approximately the same time it expects to have to pay for system components, materials and sub-contractor fees related to the project. If the EPC contractor is effective in matching its payment obligations related to the project with cash receipts from the customer, low or limited capital resources are required by the EPC contractor to operate under this model. Consequently, many companies can qualify to bid for contracts under the EPC model, bidding is often highly competitive and our experience is that gross margins are consequently lower than those of alternative business models that we seek to utilize when circumstances permit and that are further described below.

Build, Own and Transfer (BOT)

Under the BOT model, we acquire the site development rights, with permits and off-take agreements in place, from small or thinly capitalized developers and complete the projects on a turnkey basis. The BOT model requires that we provide the funding to acquire the site development rights, power generation equipment, complete construction and have the project connected to the grid. It also requires us to arrange the sale of completed projects, either individually or on a bundled basis, to third-party owners who are acquiring the long-term cash flow expected from projects in operation. Such sale processes can be costly and protracted. Nevertheless, if construction financing is available, we generally prefer to utilize the BOT model because overall project margins are typically higher than for EPC projects, although the benefits may be partially offset by the associated financing costs.

Build, Own and Operate (BOO)

The BOO model has been used successfully by us for two projects to date. We constructed a solar array on King Island, Australia, that has an off take agreement for 20 years with a government utility. With the second project, on the Chatham Islands, New Zealand, we constructed a small wind farm that also has a 20 year off take agreement. Under this model, we expect to hold the project indefinitely and realize a revenue stream over the life of the project. Our policy is to undertake BOO projects only if the project has a long term PPA backed by a credit rated utility on terms we deem favorable.

While our management believes that the BOO model yields the highest margins, utilizing it requires access to additional financial resources that have not been generally available to us.

We have aggressively pursued growth in our international large-scale solar projects business over the past three years and have achieved success with both EPC and BOT models. For example, we successfully installed an 8MW utility scale solar facility in Thailand in fiscal year 2011 and have been awarded a contract for a 4MW follow-on project that is expected to commence in the second calendar quarter 2013. We were also awarded an EPC contract to develop a 1.4MW project in New Jersey, USA that is nearing completion. Our European team, established during fiscal year 2012, has successfully constructed and, in December 2012, sold an initial 5MW of solar projects in Italy applying the BOT model.

We generally tender for or negotiate an operations and maintenance (O&M) contract if we have a permanent presence in the country where the project is located. Such contracts, if awarded, are normally valid for the life of these projects, but there is no assurance that an O&M contract will be awarded to the project constructor. The fee calculated for the O&M services is often linked to a percentage of the annual generation, as is the case for the Italian projects described above.

In May 2012, a US$25,000,000 construction financing facility was established to fund 75% of the cost of acquiring and constructing EPC and BOT projects in Europe. Prior to this facility being available, we lacked funding to commence construction of large-scale solar projects using the BOT model. With this facility in place, a major barrier to future growth has been lowered. However, we must still source capital to fund the other 25% of projects undertaken with the BOT model and there is no assurance that sufficient capital will be available to fully develop this type of business. In the alternative EPC model, we rely on progress payments from project owners or sponsors to fund project construction, leading to lower profit margins and opening up our large-scale solar segment to increased competition.

Within Australia, as the cost of solar PV approaches grid or “socket” parity, our management expects the larger scale market to grow. With our capabilities to undertake system design and engineering, we have established our company in the Australian market at an early stage in the development of renewable projects within the country and we believe we are positioned to participate actively.

Although our large-scale solar experience is substantial, our projects generally represent less than 1% of the installations in most of our served markets, as illustrated in the table below showing large-scale installations for the four-year period ended December 31, 2012:

Our Large-scale Solar PV installations

Country	Capacity Installed (MW)
United States	1.4
Italy	5.0
UK	2.0
Germany	3.0
Fiji	1.0
Australia	0. 5*
Thailand	8.0

Note: *Aggregation of small commercial installations

In the major developed markets where we operate as an EPC contractor for large-scale solar projects, competition is highly fragmented. We are not aware of any market participant having a significant market share within the project sizes of 1-20MW. Our management believes that there are many project originators in the jurisdictions in which we operate and with which we can collaborate on an exclusive basis if it becomes beneficial to do so or if necessary to meet our growth and revenue targets.

While our large-scale solar installations are not tied to any particular manufacturer or technology, we do work with preferred component to ensure quality products are installed and that strong warranty support from large established equipment manufacturers is available to our customers. This strategy allows us to optimize total project costs to give us an advantage in some bidding situations. Our large-scale Solar projects are generally of sufficient scale to permit us buy components directly from a diverse group of manufacturers. We believe that, as a result, our procurement costs are competitive with other large installers/developers and that we have a competitive advantage over smaller installers who must purchase system components through distributors.

Our staff members located in key markets we serve are constantly soliciting and responding to bid and development opportunities sourced through a network of contacts in the industry. In aggregate, we have an identified pipeline of projects with identified off-takers totaling in excess of 300 MW and which, in our management’s judgment, creates the opportunity for us to generate a future stream of revenues. If awarded to us and completed, some of these projects could be operated by us for the life of the asset and generating predictable revenues; others are more suitable to be developed under the EPC or BOT models, thus generating development profits. These projects in our development pipeline are currently not contracted to us and are not constituted as backlog because we do not currently have sufficient working capital to make contractual commitments that are not self-funding.  There are no assurances that we will be able to secure equity and debt in the future to construct these projects. We constantly assess projects offered to us and work closely with developers and originators to deliver an on-going stream of opportunities.

We do not believe that our large-scale Solar business is subject to significant seasonality in any region where we are operating.

Large-Scale Wind

As with other renewable energy sectors, installation of wind power generation capacity has grown rapidly over the past five years, although wind energy investments globally declined in 2011 as compared with 2010 according to the 2012 “Clean Energy Race Report”.  As with solar, the wind sector encompasses the manufacture of generation units (wind turbines), design and installation of the capacity and ongoing maintenance.  We function solely as a project developer, project manager, operator and, to a lesser extent, owner. We do not manufacture or distribute wind generation equipment.

In wind project development, we are currently active solely in the Australian market where capacity has grown steadily (See Figure 6 below). In Australia large-scale renewable generation has been driven by a government-mandated target requiring 20 percent of Australia’s electricity to be generated by renewable resources by 2020 (20% Renewable Energy Target). This target requires electricity retailers to source an annually increasing percentage of their customers’ electricity consumption from renewable sources. Wind energy is currently the most economic source of large-scale renewable energy and is easily scalable.

Figure 6 - Cumulative Installed Wind Capacity in Australia

Source: Clean Energy Council report "Clean Energy Australia Report 2011"

To satisfy the 20% Renewable Energy Target, continued growth averaging between 500MW and 750MW per year through 2020 is required in Australia’s installed wind generation capacity. This is an increase from the growth rate of the last four years. According to the Australian Energy Market Operator (AEMO), from 2000 to 2012, the output from wind generation increased by an average of 37% per year in the National Electricity Market (NEM), with a total of 2,008 MW installed. Current investment interest in power generation in Australia is focused on renewable and peaking generation, with publicly announced proposals in 2012 involving over 13,000 MW of wind generation capacity (see Figure 7). This is the largest of any renewable power generation technology connected at grid level (i.e. excluding rooftop solar PV, which connects at distribution level).

Figure 7: 2012 commitment status of publicly announced generation developments in Australia

Source: AEMO “Electricity Statement of Opportunity 2012”

There are approximately 20 companies developing and/or operating wind farms in Australia. These include the three major non-government utilities – AGL, Origin Energy and Energy Australia. Within the top 10 it is estimated that two companies have development pipelines of greater than 1,000MW, with the remaining eight having pipelines in the range of 500 to 1,000 MW. Development pipelines include projects in stages of development ranging from wind farm planning applications to assets in place and ready to operate.

Our first wind project development was a 450kW installation on Chatham Island, completed in 2010.   The Chatham Islands are a remote part of New Zealand in the South Pacific, with power previously generated solely by diesel generation. The Chatham Project comprises two turbines that currently deliver approximately one-third of the island’s electricity power. This project is owned and maintained by one of our wholly-owned subsidiaries.  The power purchase agreement is for a period of 20 years and provides steady net cash flow to us.  As a result of the project’s success, we are in discussions with Chatham Island Electricity Trust about supplementary renewable energy and storage installations to minimize the diesel generation capacity and more cost-effectively meet the Island’s power needs. However, there is no assurance that we will be awarded additional power projects for Chatham Island.

Due to the 20% Renewable Energy Target mandated by the Australian government, we have seen that there is an increasing demand for wind project development in Australia and have decided to focus our wind sector activities on utility-scale projects of 50MW or larger in our home market. Nevertheless, we will continue to pursue smaller projects in the Pacific islands on an opportunistic basis. Over time we will consider acquiring mature assets in some international markets.  We are targeting the acquisition of projects with permits from early-stage developers and are seeking to earn development fees over a period of 12 – 24 months following acquisition of project rights through a range of services, including contracts for power purchase, project implementation via EPC and financing on a cost-effective basis, serving as overall project coordinator and offering O&M services once transfer of the project is complete. We may also choose to take equity positions in order to earn ongoing revenue from the sale of electricity and renewable energy certificates.  Generally our strategy does not include serving as general contractor through project construction phase of wind projects.

Our first large utility-scale wind project is the Taralga Project, a development valued at about A$250 million with capacity of 107 MW and located in the state of New South Wales, Australia. The evolution of this project is illustrative of our strategy for participating in Australian wind developments. Although we never owned the Taralga Project, we did assume the primary role in the project’s development process in October 2011 through agreements with the original developer. Pursuant to those agreements we directed critical development activities until the project’s sale to Banco Santander, an equity investor with sufficient financial resources to undertake the project’s construction. Key milestones that were necessary to launch the project were funded and met by us prior to Banco Santander’s investment, including:

•	securing a “turnkey” EPC contractor;

•	arranging a Power Purchasing Agreement (“PPA”) for the project’s output with Energy Australia, a major Australian Utility;

•	identifying and selecting debt and construction-stage equity investors; and

•	other tasks necessary to enable commercialization and construction of the project.

Upon arranging the acquisition of the Taralga Project by Banco Santander in November 2012 and their subsequent investment in the construction phase of the project, we received reimbursement for development expenses incurred, and an initial development fee. We invested a fraction of our development fee in the ongoing project in exchange for a 10% equity holding in the Taralga Project that entitles us to a pro rata share of future profits earned either from the sale or continuing operation of the wind farm in the future (after return of capital and payment of preferred returns to Banco Santander). Pursuant to a separate agreement, we have an active continuing role to provide development services for a fee, working in support of the project’s controlling equity investor to bring the project through the construction phase.

Construction of the Taralga Project commenced in first quarter of 2013 and is scheduled to be completed by end of 2014. We are currently evaluating other projects and have shortlisted several for detailed consideration. We are continuing the active pursuit of new wind projects in Australia because of dynamics that our management considers favorable and complementary to our other lines of business, specifically, the wind segment is not subject to seasonality and the robust competitive environment for wind turbines and related equipment insulates this segment of our business from risks associated with having a limited supplier base.

Energy Efficiency / RAPS

Our business segment targeting energy efficiency comprises business units whose products and services reduce the amount of energy and related services consumed by end-users for a given activity. In Australia, powerful incentives exist for end-users to employ energy efficiency measures to reduce cost and/or comply with government regulations. Australia has experienced sharp increases in electricity charges in the last five years and these are expected to continue. The country’s power cost increases have been primarily driven by investment in regulated infrastructure and the introduction of carbon pricing and other government policy mandates which are intended to promote the use of energy resources deemed to be more sustainable. The range of products and services associated with energy efficiency is broad. We have chosen to serve this market in niche areas through separate subsidiaries focused on commercial and industrial customers in Australia.

We are currently active in the Australian market providing products and services principally to commercial and industrial market segments. Two of our businesses, Capacitor Technologies (CapTech) and Parmac, offer technology and products targeting customer segments associated with energy efficiency solutions. Our management believes these businesses provide a number of strategic advantages to our company as a whole:

•	Our customers have access to a greater depth of technology and engineering resources;

•	We can market ourselves as having a broad range of services, often covering the full range of requirements customers have for an energy or power systems provider; and

•	The diversification provides additional pathways for growth in the rapidly evolving and uncertain renewable energy industry.

Parmac Air Conditioning & Mechanical Services Pty Ltd, referred to as Parmac), is an air conditioning and mechanical services contracting and servicing company, based in Blackburn, Victoria, Australia and primarily serving the Melbourne market. As shown in the table below, the primary service provided by Parmac is: tendering of air conditioning systems and mechanical services to building owners, consulting engineers, project managers and architects:

Period	Installation / Contracting	Other Services
Fiscal year 2011	92%	8%
Fiscal year 2012	87%	13%
Fiscal year 2013	92%	8%

Other services include:

•	Computer aided design, design checking facilities, project management, computerized drafting;

•	Execution of installations as a project contractor

•	Warranty and maintenance services to our constructed projects and maintenance and service work to other mechanical services installations.

Parmac competes in a regional market with a number of other contractors and holds approximately a 2% share of our addressable market. The principal competitors with larger market share between 5-10% (individually) are AG Coombs, AE Smith, D & E Air Conditioning, Allstaff Air Conditioning and JL Williams. Other competitors with a similar or smaller market share include: RKH Air Conditioning, PJM Air Conditioning, Quadrant Air Conditioning and Proair Air Conditioning.

Parmac is not positioned to grow significantly in our regional home market and thus revenue growth is bounded by and highly correlated to construction activity levels in and around Melbourne, Australia. Because of the favorable weather patterns in the region, the construction cycle is not seasonal in nature. Parmac’s business on major new installations is awarded primarily by competitive tender where price is a key determinate of success. Parmac often submits tenders as part of a syndicate of contractors and sources opportunities through long-standing relationships with construction general contractors. Parmac sources air conditioning system components through competitive bid processes involving multiple vendors and has no exclusive representation relationships with suppliers that constrain its procurement of the most cost-effective equipment. Service sales are generated by in-house sales personnel and from relationships with prior installation customers.. In other areas of our business such as equipment and systems maintenance, Parmac seeks to distinguish itself by providing a high level of service and enjoys higher margins in these sub-segments of our business than it does as a general contractor on new installations.

Remote Area Power Systems (RAPS). Our RAPS business segment includes ownership interests in power generation assets and, until its divestiture described below, our revenues related to the Larkden Technology. Sometimes we have the opportunity to retain ownership of renewable energy assets that we construct. We currently have full ownership of the two renewable energy generating projects that are fully constructed and producing: Chatham Islands (wind) and King Island (solar). These projects currently provide an ongoing revenue stream though the sale of generated electricity. The revenue realized from Chatham and King Islands is recorded in the RAPS business segment. As availability of capital permits, we will consider retaining future equity positions in renewable generation assets if we can:

-	reasonably expect to generate a reliable and steady income stream above our cost of capital and we are able to exchange EPC profits and development fees for equity in the project on terms we deem favorable; or

-	develop, construct and own projects with acceptable returns from inception, as was the case with the Chatham and King Island Projects.

In the future, we also intend to purchase already-commissioned assets from third parties if we can do so on terms we consider favorable and if capital is available to do so. To date, this has not proven feasible and there is no assurance that we will be able to make such project purchases in the future.

During our fiscal year 2009, we acquired Larkden Pty., Ltd, or Larkden, and the rights to use Larkden’s patents and know-how relating to energy storage technology, referred to as the Larkden Technology.

Since the acquisition of the Larkden Technology, none of the patents or technology has accounted for a significant percentage of our revenue. As further discussed in Item 5.A under the heading “Operating and Financial Review and Prospects”, we have recorded net losses related to the Larkden Technology during our fiscal years ended June 30, 2011. In light of these losses and the realization that we lacked the financial resources to fully and successfully exploit the Larkden Technology, we divested Larkden and the use rights to the Larkden Technology in April 2013. Nevertheless, following the divestiture, our management retains a unique familiarity with remote project energy storage requirements and the Larkden Technology and an amicable relationship with the purchasers. Based on this, we remain open to identifying opportunities to utilize the Larkden Technology, to the extent practicable, in connection with renewable energy projects we develop. We are not currently developing any projects using the Larkden Technology and there is no assurance that we will generate any revenue from the Larkden Technology in the future.

Capacitor Technologies Pty. Ltd. , referred to as CapTech, was acquired by us in 2003 and divested in August 2013. CapTech is based in FernTree Gully, Victoria, Australia and specializes in the engineering, design, manufacturing, installation and commissioning of energy saving and electric power quality solutions. CapTech manufactures power factor correction equipment, harmonic filters, reactors, and photovoltaic inverters. It is also a supplier of advanced ground fault equipment, high-quality capacitors, lighting and surge protection devices and energy monitoring and management systems.

CapTech’s revenues grew steadily during the later years of our ownership, but it has only a small share of the Australian market for the products and systems it provides. We estimate CapTech’s market share in Australia as follows:

•	20% of manufacturing and sales of Low voltage Power Factor Correction Equipment;

•	5% of sales of single phase motor run capacitors;

•	10% of sales of Earth fault detection systems; and

•	5% of service of low voltage Power Factor Correction Equipment.

CapTech’s business is not seasonal but its revenues are influenced by general economic conditions affecting the manufacturing and extraction industries that dominate Australia’s economy.

CapTech markets its products through employee direct selling efforts, referrals from the component suppliers for whom it provides Australian distribution and through a small number of contract sales representatives. Most of CapTech’s business is from repeat customers and referrals and is not seasonal.

Major competitors include large international companies, such as ABB and Siemens. CapTech competes with these companies by providing customized solutions and reliable and rapid service that make it a preferred provider for non-routine needs. Our management considered CapTech’s capabilities as being complementary to our solar and wind power projects in Australia, but instances of cross-selling proved to be too limited to justify retention of this business, resulting in the recent decision to divest it.

Seasonality

Other than as disclosed elsewhere in this registration statement, our business is not seasonal and neither demand for our services, nor supply of products used in connection with our business, is impacted by seasonal factors.

Intellectual Property

Following the divestiture of Larkden and the Larkden Technology, our intellectual property is limited to trade names and trademarks that we own or license, including the license agreement with Westinghouse Electric Corporation (Westinghouse Electric) related to the marketing of PV solar systems.

Our rights to utilize the Westinghouse brand for marketing our products were originally derived from a sub-license agreement with the company now known as Andalay Solar and Westinghouse Electric Corporation, the owner of the Westinghouse trademark. When the sub-license agreement became effective in March 2013, Andalay Solar was doing business under the Westinghouse Solar name, but its license to do so was terminated in August 2013. Subsequently, we entered into a License Agreement and Trade Name Agreement with Westinghouse Electric Corporation, filed as an exhibit hereto and collectively referred to hereafter as the Westinghouse License. The Westinghouse License has an initial 10-year term, with a September 1, 2013 commencement date, that obligates us to pay royalties for PV solar sales provided under the Westinghouse brand in specified territories as follows: Australia residential - 1.5%, Australia commercial -1.0%, UK - 0.75% and the U.S. – 1.18%. Royalties for other territories will be negotiated if and as our business activity expands to other regions where Westinghouse licenses us to use the Westinghouse brand.

Research and Development

We do not conduct research and development.

OH&S and Environmental Regulations

Our operations are subject to laws and regulations of the jurisdictions in which we operate relating to the energy and construction/building industries. Occupational Health and Safety (OH&S) and Environmental laws have in recent years become more stringent and have generally sought to impose greater liability on a larger number of potentially responsible parties. Because we provide services that involve construction/manufacturing hazards or may be perceived to be unfavorable to the environment, we may become subject to sanctions or claims resulting from these activities.

We strive to conduct our business activities in a safe and environmentally sustainable manner and have appropriate corporate policies and procedures in place. In Australia, we have a national OH&S Co-ordinator and OH&S committees in place to ensure regulatory compliance. While our management is not currently aware of any situation that would likely have a material adverse effect on us, it is possible that situations could arise that could cause our business to suffer. Our management does not anticipate any material expenditure to comply with OH&S or environmental regulations affecting our operations.

Insurance

At both group and subsidiary levels, we carry property and casualty and general liability insurance to mitigate the economic consequences of an adverse event affecting our assets. Our insurance currently meets the contractual and statutory requirements of our businesses. As we enter new markets, we assess the form of insurance required and procure such insurance through brokers that our management deems appropriate.

Currently, no material insurance claims are outstanding.

C.            Organizational Structure

The table below lists our material direct and indirect subsidiaries and the jurisdictions in which they are registered.

Subsidiary	Jurisdiction of Incorporation	Principal Activity	% Owned
Capacitor Technologies Pty Limited* (ACN 106 461 385)	Australia	Operating company	100
Aso-Tech Pty Ltd (ACN 147 619 583)	Australia	Operating company	67
Parmac Air Conditioning & Mechanical Services Pty Ltd (ACN 066 288 202)	Australia	Operating company	100
Remote Area Power Systems Pty Ltd (ACN 121 147 546)	Australia	Holding company	100
eco-Kinetics Group Pty Ltd (ACN 139 606 072)	Australia	Holding company	100
eco- Kinetics Pty Ltd (ACN 123 950 256)	Australia	Operating company	100
eco- Kinetics NSW Pty Ltd (ACN 139 268 590)	Australia	Operating company	100
eco- Kinetics Victoria Pty Ltd (ACN 135 159 527)	Australia	Operating company	100
eco- Kinetics Northern Territory Pty Ltd (ACN 139 262 016)	Australia	Operating company	100
eco- Kinetics South Pacific Ltd	Fiji	Operating company	100
eco- Kinetics Co Ltd (Thailand)	Thailand	Operating company	100
eco-Kinetics Netherlands Holding BV (CR No 55226582)	Netherlands	Holding company	100
CBD Solar Labs Pty Ltd (ACN 153 656 716)	Australia	Operating company	100
eco-Kinetics UK Limited (Company Number 5280078)	United Kingdom	Operating Company	100
eco-Kinetics Europe Limited (Company Number 8139295)	United Kingdom	Operating company	100
CBD-WS Merger Sub, Inc.	USA	Single-purpose entity formed to facilitate merger with Westinghouse Solar	100
CBD Energy USA Limited	USA	Operating company	100
CBD Solar Pty Ltd (ACN 145 810 126)	Australia	Operating company	100
CBD Solar Labs Pty Ltd	Australia	Operating company	100
Chatham Island Wind Ltd (Company Number 2314725)	New Zealand	Operating company	100
KI Solar Pty Ltd (ACN 127 375 740)	Australia	Operating company	100
Asian Renewable Energy Management Ltd (ACN 142 481 141)	Australia	Operating company	100
Westinghouse Solar Pty Ltd (ACN 163 078 699)	Australia	Operating Company	100
eco-Kinetics Netherlands Cooperatief UA	Netherlands	Operating company	100
Energy Bonds Plc	United Kingdom	Single-purpose entity formed to raise funding through issue of retail bond	100

* Capacitor Technologies Pty Limited was disposed of on August 30, 2013

D.            Property, Plant and Equipment

Our facilities consist of stand-alone administrative offices and multi-purpose facilities incorporating office, warehouse and manufacturing activities for some of our businesses. Our administrative office facilities, located in various countries, are utilized by our various business units as necessary to support changing operational requirements. We believe that our administrative offices are adequate to support our current needs and all foreseeable growth and we have no current plans for expansion or improvements. All are occupied pursuant to short-term operating leases and are listed below:

Country	Address	Approximate size (sq-m)
Australia	Suite 2 – Level 2, 53 Cross St, Double Bay, NSW	180 sq-m
United Kingdom	Fountain Court 2 Victoria Square, St Albans, Herts AL13TF, London	40sq-m
New York	Suite 34E, 9 West 31st Street, New York City	50sq-m

All of our multi-purpose facilities are located in Australia and are leased. Their sizes, locations and our business units that they primarily serve are listed below as of June 30, 2013:

		Approximate Size (sq-m)		Primary Business Unit
Country	Address	Warehouse	Office	Affiliation
Australia	17 Greenfield St, Banksmeadow, NSW	400 sq-m	300sq-m	Solar PV
Australia	15 Terra Cotta Dr, Blackburn, VIC	180sq-m	290sq-m	Parmac
Australia	Unit 13, 40 Edina Rd, Ferntree Gully, VIC	1390 sq-m	350 sq-m	Captech*
Australia	Unit 13, 40 Edina Rd, Ferntree Gully, VIC	350 sq-m	none	Solar PV*
Australia	Unit 2, 6 Quinns Hill Rd East, Stapylton QLD	1104 sq-m	91 sq-m	Solar PV
Australia	Units 6, 6 Quinns Hill Rd East, Stapylton QLD	640sq-m	265 sq-m	Solar PV
Australia	Unit 1, 50-54 Deeds Rd, North Plympton, SA	220sq-m	160sq-m	Solar PV
Australia	Unit 2, 51 Mordant Circuit, Canning Vale, Perth, WA	290sq-m	150sqm	Solar PV

* Divested in conjunction with the sale of CapTech in August 2013

The production and logistics activities at the above facilities generally operate on a single shift and thus have capacity available that would accommodate currently foreseeable growth. Accordingly, we have no plans for expanding or making material improvements to our production or logistics facilities or our complement of production equipment. We do not have any environmental issues or deficiencies at any of our production facilities.

As of June 30, 2013, we owned or held under leases assets in the categories shown in the following table having an aggregate value of A$4.9 million, which comprised an “at cost” total of A$7.8 million less depreciation and impairment of A$2.9 million.

Amounts in A$'000
		Accumulated
Asset Category	Cost	Depreciation	Net Value
Plant & Equipment	4,768	(1,095)	3,673
Office and Leasehold	1,839	(1,107)	732
Motor Vehicles	1,165	(674)	491
Total	7,772	(2,876)	4,896

None of our facilities were closed or divested after the end of our 2013 fiscal year through the date of this registration statement except for the CapTech facility, which was sold in August 2013 together with our interest in CapTech and all of its assets. The fixed assets divested in the CapTech sale represented, as of June 30, 2013, A$0.8 million at cost and A$0.3 million net of accumulated depreciation of A$0.5 million.

Capital Expenditures

Our capital expenditures for property, plant and equipment for the fiscal year ended June 30, 2013, 2012 and 2011 respectively were approximately A$0.7 million, A$1.25 million and A$3.7 million.

Our capital expenditures for fiscal year 2013 were constrained by our financial situation and included A$0.3 million on computer software and hardware that we deemed essential to improving our financial systems and controls, with the balance being distributed over the other asset categories.

Included in the capital expenditure total for fiscal year 2012 was approximately A$0.8 million related to equipment and leasehold improvements at our Queensland Facility that utilized funds provided by a Queensland, Australia grant in connection with our commitment to hire employees in Queensland to operate the Queensland Facility. The grant required us to make certain commitments to future employment and other matters and our performance was guaranteed by Westpac Banking Corporation Ltd., referred to as Westpac. The Queensland Facility Grant was terminated in July 2013 and we no longer have any obligations under this Grant. As part of this termination, a repayment of A$338,000 was made to the Queensland government by Westpac under the guarantee. We have indemnified Westpac for the payments under its guarantee and this amount now forms part of our loan balance with Westpac (refer to Item 5.B under the heading “Indebtedness – Bank Credit Facility:”).

Included in the capital expenditure total for fiscal year 2011 was approximately $2.4 million relating to the Chatham Island wind project which was completed and commissioned in that year. Our other capital expenditures during the year ended June 30, 2011 were allocated primarily for upgrades to our offices and computer systems to accommodate anticipated growth.

E            Acquisitions.

Our only completed acquisition since the beginning of fiscal year 2010 was the acquisition of eco-Kinetics in January 2010. In December 2011, in anticipation of acquiring, at a future time, all of the outstanding equity of the company then known as Westinghouse Solar, Inc. (recently renamed Andalay Solar, Inc, and sometimes referred to as Westinghouse Solar or Andalay Solar), we acquired 1,666,667 shares of its common stock Effective May 7, 2012, we entered into an Agreement and Plan of Merger, referred to as the Merger Agreement, with Westinghouse Solar and, as of September 21, 2012, amended the Merger Agreement. The Merger Agreement was terminated by Westinghouse Solar on July 18, 2013. We are not be subject to penalties or termination costs as a result of the Merger Agreement termination and our future operating performance, assets or liabilities are not affected because, as of June 30, 2013, we have taken a full valuation allowance for all capitalized expenses related to the Merger Agreement due to the uncertainty that it would be consummated and we have not capitalized any additional expenses related to the Merger Agreement since that date. The Andalay Solar common shares we own now represent less than 4% of the outstanding shares and we anticipate disposing of them in an orderly manner.

F.	Divestitures.

During our fiscal year 2013 our Board of Directors determined that development and exploitation of the Larkden Technology was not a core strategy for the company and was not practical in the near term given our limited liquidity. On 16 April 2013, we sold our interests in Larkden Pty Ltd including the energy storage patents held by Larkden in a transaction that released approximately $2.0 million of cash to the Company. The sale price of the patents was A$2.75 million of which A$0.25 million was received in cash at the time of sale. The balance of the payments of A$2.5 million are scheduled to be received in three tranches on the anniversaries of the sale from 2015 to 2017. If certain targets for installed capacity utilizing the storage technology are not met within 3 years of the date of sale then the purchase price will be reduced by A$1.0 million. The sale transaction also included additional consideration of $1.74 million and this linked transaction comprised consideration for the termination of a license of $0.75 million held by another CBD entity for use of the storage technology (the associated assets had a carrying value of $0.4 million at the date of the sale resulting in a net gain on sale of $0.35 million) and reimbursement of costs of $0.99 million incurred by CBD which were also paid as part of that the sale and for which no asset was recognized on the balance sheet as at the date of the sale. (Refer to Note 16(b) to our fiscal year 2013 Financial Statements in Section F1).

In September, 2013, we sold our subsidiary, Capacitor Technologies Pty Ltd. , CapTech, for total consideration of A$1.9 million, of which up to $0.5 million ($0.2 million of which is subject to an escrow arrangement) will be paid to us on or prior to the first anniversary of the sale subject to settlement of net asset adjustments and claims arising under the purchase agreement, if any. We have made no other significant divestitures during our current fiscal year or the three preceding fiscal years.

ITEM 4A.            UNRESOLVED STAFF COMMENTS

None.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements, including the accompanying notes, included in this registration statement. Unless otherwise specified, all dollar amounts are presented in Australian dollars and represented by the notation A$ . Some of the information in the discussion and analysis set forth below and elsewhere in this registration statement includes forward-looking statements based on current expectations that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” beginning on page 1 and Item 3.D under the heading, “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in the forward-looking statements contained in this registration statement.

Overview

We are an Australian based company operating in multiple segments of the electric power industry where government mandates favor the deployment of renewable energy or energy efficiency technologies, including Australia, Europe, selected Asian and South Pacific countries and the United States. In keeping with customary practice in Australia, our fiscal years end on June 30. During the fiscal years ended June 30, 2013 (fiscal year 2013) and June 30, 2012 (fiscal year 2012), we incurred a net comprehensive loss of A$11.5 million and A$40.1 million respectively, of which A$6.3 million and A$7.7 million for fiscal years 2013 and 2012 respectively were attributable to asset impairments and a non-recurring expenses, as further described below in this section of the registration statement. However we were profitable in our prior two fiscal years and, as a result of initiatives to reduce costs and increase our capitalization, our management expects that we will return to profitability in the current fiscal year, although there is no assurance that we will be able to do so. If we are unable to achieve our business growth strategies and objectives or to obtain sufficient financing on acceptable terms in order to meet our future operational needs, there is a substantial doubt as to whether we will be able to continue as a going concern.

The breakdown of our revenues by segment is shown below for our fiscal years ended June 30, 2013 and 2012:

	Fiscal Year Ended June 30,
	2013		2012 (Restated)
Business Segment/Sub-Segment	Revenue (A$ millions)	Revenue Percentage	Revenue (A$ millions)	Revenue Percentage
Solar PV
Small-scale	8.8	13%	31.4	62%
Large-scale	19.8	28%	1.8	4%
Sub-total	28.7	41%	33.2	66%

Large-scale Wind	18.6	26%	-	0%

Energy Efficiency/Technology Solutions
Parmac	17.4	25%	10.4	20%
RAPS	0.3	-	0.8	2%
CapTech	5.3	8%	6.3	12%

Total	70.2	100%	50.6	100%

Inter-company revenue elimination	(0.3)		(0.8)

Total reported revenue	69.9		49.9

Solar PV. Our business in the solar PV segment has been dramatically affected by reductions in the cost of components, most notably solar panels, over the past three years (refer to Item 4.B under the heading “Information About the Company – Business Overview — Solar PV – General”). The cost reductions were largely passed through to customers by PV solar developers and installers throughout the industry with the result that we needed to continually increase the amount of capacity installed to maintain stable revenues and contributions to profits. When development or installation unit volumes declined due to other factors, as they did in our small-scale solar business between fiscal year 2011 and fiscal year 2013, the impact on revenue and profitability was amplified as further discussed below.

Small-scale. Our residential solar business is concentrated in Australia and is focused on retail or small-business customers who are typically installing solar PV generating capacity on their rooftops to offset the costs of their own electricity purchases. The market for small-scale systems is fragmented and highly competitive and installers, such as our company, are compelled to sell installations at market prices, which can be volatile as a result of short-term fluctuations in supply and demand. Individual transactions are relatively small, averaging less than A$8,000 and the market demands rapid fulfillment of orders, with installation times typically being between 30 and 60 days from order date. We typically have orders pending for small-scale solar installations that are consistent with this installation lead time, but we do not formally track or report backlog. Most customer purchases are paid for at or prior to installation in the form of a combination of STCs issued under the SRES and cash.

During the last half of our fiscal year ended June 30, 2010 and fiscal year 2011, the residential market in Australia was strongly stimulated by unsustainable national and state government policies and subsidies in the form of renewable energy certificates and high feed-in tariffs payable by utilities. Collectively, these initiatives resulted in a dramatic spike in demand that propelled our small-scale solar business. During this period, our business grew rapidly and profits were generated without the necessity of maintaining a competitive cost structure or an efficient means of generating new sales leads. Historically, these policies collectively also contributed to strong seasonality in the business linked to scheduled annual step-downs in the number of STCs issued per Kw (effectively government-mandated subsidies) and to related volatility in the market value for STCs that we received in lieu of cash payments from customers. During our fiscal years ended June 30, 2012 and 2013, government policies have been broadly adjusted throughout Australia, moderating growth in overall installation rates, stabilizing the market and, substantially eliminating the seasonal dynamics and significance of swings in STC prices. The percentage of payment that we received in the form of cash has increased from less than 55% in the 2011 fiscal year to approximately 72% in fiscal year 2013. Our management expects that the cash component of small-scale system revenues will stabilize at about 76%, the level obvserved during the last half of fiscal year 2013.

During fiscal years 2012 and 2013, the impact of these factors, coupled with cash constraints that limited inventory availability to levels that were inadequate to satisfy order flow, led to a significant decline in our unit volume of small-scale installations and a disproportionate reduction in our revenues due to falling prices for components and systems. The reduced gross margin contribution from lower revenues pushed our small-scale solar business into a loss position during fiscal year 2012 and has necessitated changes to make costs more variable. These changes have reduced break-even activity levels for this business consistent with our active small-scale solar orders as of June 30, 2013 to about A$1.6 million per month. A continued lack of working capital to deliver these orders in a timely fashion and to sustain advertising at levels required to replenish the order book have prevented achievement of break-even during fiscal year 2013 and in the subsequent period prior to the date hereof. Future success in achieving profitability in the small-scale solar PV segment will depend heavily on sustaining transaction flow to exceed the break-even level and ensuring that sufficient inventory is available to satisfy demand. The short operating cycle dictates a net working capital level for this business unit of at least two times monthly revenue, a level that cannot be internally funded by the business if rapid growth from current levels is to be achieved. Supply agreements negotiated with wholesale distributors of PV components during the second half of our 2013 fiscal year are now giving us 45-day trading terms and are expected to ease our working capital deficiency in the coming months.

In April 2013, we began selling, under license, small-scale solar systems using the Westinghouse Solar brand. Although initial market response has been favorable it is premature to determine whether or not this initiative will be commercially successful. However, based on the initial market response we negotiated long-term rights to license the Westinghouse Solar brand as further discussed in Item 4.B under the heading “Intellectual Property”. If these efforts are successful, we expect to operate our residential solar business, and perhaps other segments of our business under the Westinghouse Solar brand name in the future. If we do so, we will be subject to license fees and other costs that are not currently included in our SG&A expense. Notwithstanding our efforts to utilize the Westinghouse Solar Brand to grow our residential business in Australia, the level of revenue generation in this sub-segment continued to decline throughout fiscal year 2013 and subsequently through the date of this registration statement due to a lack of sufficient working capital to fund this line of business. This trend will continue unless and until our liquidity improves.

Large-scale. Our large-scale solar business is a project-based business focused on installations of PV solar generating capacity that generally range in size from approximately 100KW to 8MW. These large-scale solar projects have been constructed in geographically diverse locations, usually outside of Australia, although management expects the level of activity in Australia to increase as component costs have declined and system costs are now approaching grid parity in most states. The intense nature of the competition in this sub-segment has caused the number and installation rate of large-scale projects awarded to us to be irregular. Consequently, we evolved our cost structure for this segment to be scalable, both up and down. Other than a core team of about six key staff members who handle project engineering and project sourcing, it relies heavily on outsourcing and sub-contractors working in markets where projects are constructed.

Until the end of our 2012 fiscal year, we undertook such large-scale solar projects exclusively as an EPC contractor working for customer owners. In this role the company was and remains subject to competitive bidding processes, with the number of projects awarded being small and the timing uncertain. With a few exceptions, project fulfillment cycles have been short, typically less than 3 months, and we are paid on a progress-payment basis or at sale of a completed project. In general, the timing of payments to suppliers has been closely linked to progress payments, where applicable, thereby limiting the net working capital requirements the company needs to support these projects. In cases where we construct projects and on-sell the project at completion, construction financing is sourced to meet working capital requirements. Because of the short execution cycle, we have not historically tracked backlog for our large-scale solar business and with our de-emphasis of EPC activity and current focus on a BOT model, we do not expect to do so in the foreseeable future. Since the start of our 2014 fiscal year we have had no large scale solar PV installations under contract. We are pursuing new large-scale solar PV projects in Australia and the U.S. but there is no certainty about when we will win a new contract.

In the latter half of fiscal year 2012, we initiated direct development of large-scale solar projects with the intent of reselling them to third-party owners. The first 5MW was constructed in Italy and completed in June 2012. These projects were sold in December 2012 for A$15.7 million, A$1.8 million above the site acquisition and construction costs (but excluding finance costs), an amount that is consistent with the level of profit margins management is targeting for projects undertaken using the BOT model and which compares favorably with the average EPC gross margins of less than 10% that we typically earned on other large-scale solar projects during the three fiscal years ended June 30, 2013, 2012 and 2011 (in each case before allocation of financing costs or corporate overhead). Over the past two fiscal years we have expended funds to establish and maintain a four-person organization in Europe through which we can manage and transact future projects that we are able to secure.

Subsequent to December 31, 2012, revenues from large-scale solar business have declined substantially from historical levels and are unlikely to recover unless or until our working capital deficit is corrected and our liquidity improves.

Large-scale wind . We source opportunities for the development of large-scale wind projects in Australia. When an opportunity has been assessed as potentially viable, we may incur costs on early-stage development of that project with a view to sourcing the equity and /or debt funding required to take it through to construction and operation. The Taralga Project is an example of a project for which equity funding to complete construction has been secured. Others, such as Adjungbilly were not pursued past the early development stages and $1.5 million of development costs incurred have been expensed for this project.

We incurred early development expenditures in relation to the 107MW Taralga Project during fiscal year 2011 and fiscal year 2012. In October 2012, prior to commencement of project construction, we entered into an agreement with Banco Santander pursuant to which Banco Santander acquired a majority interest in the Taralga Project from the original owner and all of our development rights. As part of this transaction with Banco Santander, we were reimbursed for all early development costs we had incurred and also earned a development fee, specified in the contract, that entitled us to a cash payment and allowed us to reinvest the balance for a continuing minority interest in the Taralga Project. The reimbursement and cash portion of the development fee we received was approximately A$7.0 million. The balance of the development fee, which has a recorded value of A$10.0 million, was earned in October 2012. We reinvested this fee as equity into the Taralga Project and as a result have a 10% ownership of the completed project after contractual obligations to Banco Santander have been met. The value of this investment will either be realized through the sale of the project to a third party or through distributions from the ongoing operations of the project when it is completed. We also entered into a separate project management agreement for the Taralga Project and will realize management fee revenue of at least A$1.1 million per annum for our continuing work in furtherance of the project through the end of the construction period scheduled for late 2014.

We are currently evaluating new large-scale wind development opportunities up to 100 MW in size in Australia. We identified existing and new partners who are looking for future wind projects to partner with using a model similar to that used for the Taralga Project. This model affords us the prospect of retaining equity ownership in large-scale wind projects without necessarily having to inject corresponding levels of cash equity. Wind is currently viewed as the most economic form of large-scale renewable generation in Australia and a number of countries worldwide, and management believe wind project developments to be a source of future growth for us. If and when we secure development rights and commence work on a new large-scale wind project, we expect to make significant cash outlays for development activities, which amounts will likely be capitalized and not recouped until the project is sold or commissioned. The magnitude of such financial commitments and the associated revenues and profits cannot be reasonably predicted unless and until we commit to a specific project and funding for such initiatives is obtained.

Energy Efficiency/Technology Solutions/RAPS. The business activities encompassed in our Energy Efficiency and Remote Area Power businesses, i.e. Parmac, RAPS and, until its divestiture in August 2013, CapTech, were collectively profitable in fiscal year 2011 but unprofitable in fiscal years 2012 and 2013, as described below in the year-to-year comparisons of operating results. As a result of management changes and focused attention to financial performance, our management expects that the ongoing businesses, Parmac and RAPS will return to profitability in the current fiscal year, although there is no assurance that this will be the case.

Parmac. Our Parmac business unit typically receives deposits or progress payments for its work on new projects and bills for service work monthly as incurred, so it has an average net working capital requirement of only about 8% of revenues. We also have a low fixed cost structure typical of construction general contractors and have achieved average pre-tax operating margins in the range of 7% - 8% in some fiscal years prior to fiscal year 2012. This level of profitability is sufficient to sustain available growth opportunities from operating cash flow. However, Parmac experienced adverse performance on several contracts performed in the latter half of fiscal year 2013 and now complete that resulted in a loss. These losses are believed by our management to contract-specific and are not necessarily indicative of the Parmac’s expected future performance.

Parmac’s business depends heavily on the level of activity for commercial and industrial development in the region around Melbourne. The pace of general construction is cyclical in this market and is related to factors such as the general economic conditions in Australia, the strength of the commodities markets that underpin large segments of the Australian economy, demographic and other trends affecting growth in the state of Victoria and the bidding success of construction general contractors with which Parmac is aligned. The overall market is small enough that the flow of bidding opportunities can be irregular and work load from awarded projects can be volatile. Low utilization of project personnel and staff can lead to future losses such as the A$1,289,000 of losses Parmac experienced in fiscal year 2013, notwithstanding improved performance on individual contracts.

RAPS. The RAPS division comprises projects and activities for the generation or storage of power to off-grid (typically remote) customers. The on-going activities of this division are the Chatham Island project which was completed in 2010 and is 100% owned by us as a power generating asset and the King Island solar asset. Chatham Islands revenue has averaged $250,000 per annum since it was commissioned in July 2010. Revenue from the King Island project has averaged $28,000 per annum since the beginning of fiscal year 2010.From fiscal year 2010 to date, we have either disposed of all other assets in the RAPS unit or have taken 100% valuation allowances for assets that we still legally own. .

For the fiscal year ended June 30, 2010, we received license fee revenue of A$40,000 related to the Larkden Technology. In fiscal year 2012, we recognized a A$0.5 million license fee, however, this was not paid because we and the licensee were in a legal dispute surrounding ownership of certain improvements made to the Larkden Technology. We have subsequently recorded a 100% valuation allowance for the revenue recorded during fiscal year 2012. We successfully defended the legal challenge and, despite being awarded certain costs, our company still incurred approximately A$800,000 of legal costs which were not recovered and were expensed in 2012. Having concluded that we lacked the financial resources to fully exploit the Larkden Technology, we sold the license together with our Larkden subsidiary in April 2013 and recognized a loss of A$0.55 million based on the total consideration of A$2.75 million. Most of the consideration for the sale the Larkden Technology is payable by the acquirer in future periods and, while our management believes that the specified amount will be paid in full, there can be no assurances that we will receive the full $2.75 million. Please refer to footnotes 3(a)(vii), 6(b) and 16(b) in Section F1 for further details related to this matter.

CapTech. Captech has a highly diversified customer base and historically achieved pre-tax operating margins that exceeded 10%. During the fiscal year ended June 30, 2011, CapTech formed a subsidiary, Aso-Tech to pursue the manufacture and sale of inverters under license to be used in small-scale solar installations. The licensed technology failed to meet market requirements and CapTech subsequently withdrew from inverter manufacturing, other than as required to meet warranty obligations and utilize component inventory on hand. As a result, Captech suffered losses for the fiscal year ended June 30, 2012 and reduced margins during the fiscal year ended June 30, 2013 from the now- discontinued Aso-Tech business despite this. CapTech returned to profitability for the full year ended June 30, 2013. All inverters relating to this operation were fully impaired at June 30, 2012. As described in Item 4.F, we divested CapTech in August 2013 and it will therefore not factor in our future financial performance.

Other Factors Materially Affecting Our Businesses and Results of Operations

Although the trajectory and dynamics of each of our lines of business vary substantially from segment to segment as described above, our management believes that a few external forces have a major influence on all of our business segments other than Parmac.

•	The cost competitiveness of renewable versus conventional power generation is improving and parity has been or is expected to be reached in most targeted markets within the next 2 to 3 years.

This situation is due to a confluence of factors:

•	Average energy costs have been and are widely projected to continue to rise in most markets over time due to increasing global demand and limited availability of reliable low-cost supplies.

•	Capital costs are at historical lows in many markets we serve (especially senior debt for infrastructure projects).

•	The costs of renewable power systems and PV solar systems in particular have been declining as a result of scale efficiencies in manufacturing, some overcapacity for the production of certain components such as PV cells and continuing technological innovations.

Consequently, our management anticipates that the trend of increasing demand for renewable energy developments, both large and small-scale, will continue for several years, stimulating strong growth and profit opportunities for downstream industry participants such as our company

•	Government policies and mandates favoring energy efficiency and the use of renewable energy are further adding to demand for renewable energy capacity in both developed and emerging markets.

Many government policies in place including those applicable to the largest markets, such as Europe and the U.S., call for increasing levels of renewable energy usage over time and impose mandates or incentives for purchases of renewable power even though such power may cost more than conventionally generated power. This pressure tends to add to the pace of renewable power adoption in specific countries, states and municipalities where the mandates apply.

The complexity and inconsistency of the regulatory and legislative frameworks can create localized barriers to entry in some markets, which we anticipate will be favorable in limiting competition where we have already established operations.

•	Pressure on government budgets and liquidity constraints are expected to serve as a partial offset to otherwise favorable growth trends for the renewable energy sector and will lead to volatility in some countries and regional markets.

As individual governments experience fiscal constraints that make direct subsidies impractical or are forced to adjust mandates because their constituents demand limits on premium payments for renewable energy, some of the demand for new renewable energy capacity will abate. This impact will fall unevenly across countries and regions as corrections are made to compensate for policies that were not sustainable or sound when implemented. Our management expects the effect of this trend will most greatly affect our large-scale solar business, which operates internationally and is already seeing supply-demand imbalances corrected in served markets such as Italy.

•	The broad acceptance and implementation of renewable energy generation capacity globally has attracted new entrants in most markets and increased competitive pressures.

To date growth in competition has had the greatest adverse effect on capital-intensive equipment and component manufacturers with high fixed costs, e.g. manufacturers of PV solar panels and wind turbines, both of which are experiencing reduced profitability and consolidation. We expect that the impact on downstream participants will be muted because of market fragmentation and near-term growth, but we will nevertheless be required to continuously improve service levels and efficiency and apply new technologies to create barriers to new entrants, maintain profitability and grow market share across all of our energy-related business segments.

In addition, access to incremental capital is essential to the successful pursuit of our business strategies (refer to the discussion below in this section under the heading “Liquidity and Capital Resources”).

•	Without the necessary additional working capital, which we estimate to be at least A$2.4 million, the small-scale solar business cannot grow to a targeted revenue run-rate of A$40 million per annum in 2014 and beyond.

•	The pursuit of highly profitable BOT opportunities in the large-scale solar business requires that we obtain incremental capital of up to US$6.25 million to take full advantage of the credit facility supporting this line of business.

•	Development-stage expenditures on new high IRR wind projects can only be funded from new capital infusions to our company.

•	Our net working capital deficit and deferred creditor amounts can only be relieved with an infusion of new debt or equity capital, long-term payment deferrals, an exchange of indebtedness for equity or a compromise of creditor claims.

•	We cannot complete and integrate beneficial acquisitions, without supplementary liquidity.

Acquisitions (completed, abandoned and pending)

We have developed our current business in part through several strategic acquisitions and we expect to pursue additional acquisitions in the future. Summary descriptions of the material acquisitions we completed or pursued during fiscal year 2010 through fiscal year 2013 are as follows:

eco-Kinetics entities

In January 2010, we acquired eco-Kinetics Group Pty Ltd, eco-Kinetics Pty Ltd and their consolidated entities for A$6.0 million plus a contingent consideration of up to A$11.4 million. The management team and facilities acquired provided a strong platform on which we could build our solar division. At the time of the acquisition, eco-Kinetics operated a solar residential PV installation business across a number of states in Australia and had also completed some larger scale solar PV installations internationally. The acquisition of eco-Kinetics and subsequent expansion utilizing our then-available working capital was a primary driver of our rapid growth during the last half of fiscal year 2010 and fiscal year 2011. The eco-Kinetics business and some members of the acquired company’s management team remain a cornerstone of our business.

Neighborhood Energy Ltd.

During the fiscal year ended June 30, 2012, we entered into an acquisition agreement for Neighborhood Energy Pty Ltd, an electricity retailer with a customer base that was expected to be complementary to our renewable energy businesses. The transaction agreement obligated us to pay a termination payment of A$2.475 million if the transaction was not consummated. We did not consummate the acquisition due to a lack of suitable funding. We recognized an A$2.475 million non-recurring expense in connection with this failed acquisition. There can be no assurance that we will be able to avoid deal costs in the future for transactions that are not consummated.

Westinghouse Solar, Inc.

In December 2011, we made an investment in the common stock of the company then known as Westinghouse Solar, Inc. (now renamed Andalay Solar, Inc.) in anticipation of subsequently negotiating the acquisition of 100% of its equity. Until its termination in July 2013, we were party to a merger agreement with Westinghouse Solar. We have taken a 100% valuation allowance for all capitalized expenses related to the transaction and our investment in Andalay Solar common stock has been adjusted to realizable market value.

A.            Operating Results

Fiscal Year Ended June 30, 2013 Compared to Fiscal Year Ended June 30, 2012 —Consolidated Results

Amounts in A$(000) except as noted	Year Ended June 30,
		2012	Percentage
	2013	(Restated)	Change
Revenues from continuing operations	69,928	49,885	40%
Operating Expenses
Cost of raw materials, consumables and contractors	44,687	43,073	4%
Employee benefit expenses	15,950	16,540	(4)%
Compliance & consultants	4,796	9,056	(47)%
Advertising and marketing	1,032	2,289	(55)%
Travel costs	1,003	1,587	(37)%
Occupancy expenses	1,447	1,468	(1)%
Provision for impairment of receivables and bad debts written off	188	2,496	(92)%
Other expenses	3,223	3,347	(4)%
Share of net loss of associates	-	108	(100)%
Depreciation and amortization expenses	895	939	(5)%
Sub-total operating costs	73,221	80,902	(9)%
Other income	(4,664)	(3,794)	23%
Finance costs	9,670	2,327	315%
Break fee from terminated acquisition	-	2,475	(100)%
Impairments	3,578	5,258	(32)%
(Loss) / Profit before income tax	(11,877)	(37,284)	(68)%
Income tax (expense) / benefit	(383)	(2,835	(86)%
Net (Loss) / Profit for the period	(12,260)	(40,119)	(69)%
Other comprehensive income	773	-	n.a.

Total comprehensive loss	(11,487)	(40,119)	(71)%

Operating revenue

Our Total operating revenues from continuing operations increased from A$49.8 million in the year ended June 30, 2012 to A$69.9 million in the year ended June 30, 2013. This net change was attributable to increases in revenue in our Large-scale solar and wind segments and in Parmac, offset by revenue declines in Small-scale solar and the other Energy Efficiency sub-segments, as shown in the table below:

Amounts in A$(000) except as noted	Revenue for Year Ended June 30,
		2012	Percentage
	2013	(Restated)	Change
Solar PV
Small-scale	8,829	31,394	(72)%
Large-scale	19,846	1,800	1,003%
Sub-total	28,675	33,194	(14)%
Large-scale Wind	18,557	-	-
Energy Efficiency/Technology Solutions
Parmac	17,363	10,372	67%
RAPS / Technology Solutions	323	766	(58)%
CapTech	5,327	6,308	(16)%

Total	70,245	50,639	39%

Inter-company revenue elimination	(316)	(754)	(58)%

Total reported revenue	69,928	49,885	40%

Small-scale solar PV revenue declined by 72% from A$31.4 million for the year ended June 30, 2012 to A$8.8 million for the year ended June 30, 2013 due to a 68% reduction in the number of installations from 3,800 to 1,200, coupled with an average 17% reduction in price per installation. The reduction in the number of systems we installed in fiscal year 2013 as compared with fiscal year 2012 was attributable primarily to our inability to provide sufficient working capital to this business unit to sustain a higher level of activity. The reduction in average revenue achieved per installation was driven by falling costs of solar PV panels and inverters and lower STC prices in the market.

The majority of large-scale solar PV revenue of A$19.8 million for the year ended June 30, 2013 was derived the sale of a 5MW solar farm in Italy forA$15.7 million in December 2012, with the remainder being attributable primarily to recognition of A$3.4 million of revenue related to an EPC contract for a solar project in New Jersey that was commenced during fiscal year 2013 and substantially completed prior to June 30, 2013. Although revenue in this sub-segment for the year-ended June 30, 2013 was 10 times higher than that of the preceding fiscal year, our large-scale solar activity level was actually lower in fiscal year 2013 than in fiscal year 2012. Because the Italian solar farm was developed under the BOT model during fiscal year 2012, no revenue was realized on that project until it was sold in fiscal year 2013.

The Large-scale Wind revenue recognized during our fiscal year 2013 was the result of the sale of the Taralga Project, which had been under development by us beginning in the prior fiscal year. Further details about the Taralga Project and the sale are included above in the introduction to Item 5 under the heading “Large-scale Wind”. No wind project sales occurred during our fiscal year ended June 30, 2012 and so related revenue was nil.

In our Energy Efficiency businesses, Parmac recorded an increase in revenue of A$7.0 million from A$10.4 million for the year ended June 30, 2012 to A$17.4 million for the year ended June 30, 2013, which was attributable to the recovery of commercial construction activity across the Melbourne market due to improved economic conditions. Although commercial construction levels are susceptible to future downturns that could reduce Parmac’s revenues, the activity levels experienced during our 2013 fiscal year are expected to continue for the foreseeable future. The revenue increase at Parmac during fiscal year 2013 was partially offset by reduced revenue in our CapTech and RAPS businesses of $1.0 million and 0.4 million respectively when compared with sales in the prior fiscal year. The decline in CapTech sales was related to an increased focus on equipment re-seller activities which is a lower revenue, higher margin activity than the project activities which had been the focus in prior years. For RAPS, the decline reflected a license fee relating to the Larkden technology recognized in 2012 which was not repeated in the 2013 financial year. RAPS includes our Chatham Island wind generation installation, the revenue from which, A$0.3 million, was substantially unchanged in fiscal years 2013 from that of fiscal year 2012.

Operating costs

Total operating costs including the cost of raw materials, consumables and contractors for business segments are presented in the table below for each of our business segments:

Amounts in A$(000) except as noted	Operating Costs for Year Ended June 30,
		2012	Percentage
	2013	(Restated)	Change
Solar PV	37,995	51,074	(26)%
Large-scale Wind	4,821	7	73,482%
Energy Efficiency/Technology Solutions
Parmac	18,670	11,009	70%
RAPS / Technology Solutions	531	1,065	(50)%
CapTech	4,656	6,707	(31)%
Corporate	6,864	11,796	(42)%

Total	73,537	81,657	(10)%

Inter-company cost of goods sold elimination	(316)	(754)	58%

Total reported operating costs	73,221	80,903	(9)%

The reduction in solar PV operating costs from A$51.1 million for the year ended June 30, 2012 to A$38.0 million for the year ended June 30, 2013 is predominantly reflective of the reduction in installations by that division in fiscal year 2013 as compared with the prior fiscal year as well as lower levels of obsolete component inventory and STC write-downs and losses on large projects. Overall, our operating costs fell at a slightly greater rate than revenue for fiscal year 2013 as compared with fiscal year 2012 (a reduction of 16% as compared with a revenue reduction of 14%) due to declines in unit costs of solar PV materials and differences in labor and other factor costs among the geographic regions where large-scale projects were developed in each year.

Large-scale wind operating costs increased by $4.8 million for fiscal year 2013 from almost nil for the fiscal year 2012 due to our expensing of capitalized early stage development costs upon the purchase of the Taralga Project by Banco Santander in October 2012.

During the year ended June 30, 2013, Parmac’s expenses increased by A$7.7 million to A$18.7 million as compared to A$11.0 million for the year ended June 30, 2012 and two percentage points greater than the year-over-year increase in revenues. This adverse result was due primarily to unrecoverable cost overruns on two major projects that resulted from change orders that our fixed price contracts did not permit us to rebill to customers. RAPS costs declined because we were not required to incur legal costs in the 2013 fiscal year to defend the Larkden storage technology patents. Despite decreased revenues at CapTech, cost savings initiatives allowed this business unit to reduce costs by A$2.1 million or 31 percent for the fiscal year ended June 30, 2013 as compared with the fiscal year ended June 30, 2012. The percentage reduction in costs at CapTech for fiscal year 2013 as compared with fiscal year 2012 was 1.96 times larger than the year-over year decline in CapTech’s revenue, resulting in a return of this business to profitability for fiscal year 2013.

Corporate-level expenses not allocated to our business segments were A$4.9 million lower in fiscal year 2013 as compared to fiscal year 2012 due to aggressive cost reduction initiatives undertaken by our management.

Changes in the categories of operating expenditure are discussed in more detail below.

The cost of raw materials, consumables and contractors used increased 4% from A$43.1 million for the fiscal year ended June 30, 2012 to A$44.7 million for the fiscal year ended June 30, 2013 despite a 40% increase in our revenues for fiscal year 2013 as compared with fiscal year 2012. This disproportionate increase of costs and revenue was attributable to the high gross margins associated with the Taralga Project, relative to that of our other businesses and lower levels of obsolete component inventory and STC write-downs and losses on large projects.

Total employee compensation and benefits expense was little changed, decreasing from A$16.5 million for the year ended June 30, 2012 to A$15.9 million for the year ended June 30, 2013 despite the year-over-year increase in our overall our revenue. This reduction reflects the success of productivity improvement and cost reduction efforts implemented by our management during fiscal year 2013.

Compliance and consulting expense category was lower by $4.3 million for fiscal year 2013 as compared with fiscal year 2012 due to initiatives to control third-party advisory activity and the absence in fiscal year 2013 of the following non-recurring costs incurred during fiscal year 2012:

•	Fees of approximately $1.7 million incurred for capital raising activities and the now-terminated merger with Andalay Solar (formerly known as Westinghouse Solar), including legal, professional and corporate advisory fees in connection with these matters;
•	Legal fees of approximately $0.7 million expensed in relation to the successful defense of the Larkden Technology patent disputes

Advertising and marketing expense declined by A$1.3 million from A$2.3 million for the fiscal year ended June 30, 2012 to A$1.0 million for the year ended June 30, 2013. The reduction in this category of expense in fiscal year 2013 as compared with fiscal year 2012 was directly attributable to cutbacks in marketing campaigns related to promotion of our small-scale solar PV business in Australia because we lacked the working capital to support higher sales if demand was stimulated by advertising.

Travel costs were also reduced by A$0.6 million from A$1.6 million for the fiscal year ended June 30, 2012 to A$1.0 million for the fiscal year ended June 30, 2013. This was made possible by less international travel during our fiscal year 2013 for multiple senior executives due to lower levels of project activity in the large-scale solar segment, more limited corporate fund-raising efforts and the termination of the merger transaction with Andalay Solar (formerly known as Westinghouse Solar), all of which were focused in Europe or the U.S.

Our office arrangements were substantially the same in the fiscal years ended June 30, 2013 and 2012 and, as a result, our occupancy expenses were approximately A$1.5 million in both years.

Our provision for impairment of receivables and bad debts written off declined to A$0.2 million for the year ended June 30, 2013 from A$2.5 million for the year ended June 30, 2012. Notable impairments and bad debt write-offs experienced during fiscal year 2012 that were not repeated in fiscal year 2013 included approximately:

•	A$0.5 million related to a small number of commercial customers in Australia whose businesses failed
•	A$0.5 million related to the write-off of a license fee due from the use of our storage technology patents
•	A$ 0.3 million related to a long-disputed balance due to CapTech, the collection of which was deemed uncertain, and for which we recorded a 100% valuation allowance; and
•	A$1.1 million on large-scale solar projects in jurisdictions where difficulties in enforcing collection rights made collection uncertain, notwithstanding ongoing efforts to recover some of these balances.

Other expenses includes a number of significant items such as costs of communications, insurance and unrealized losses on foreign exchange and losses on assets, together with numerous other small expenses. For fiscal year 2013, Other expenses were reduced through management cost reduction initiatives from A$3.3 million in fiscal year 2012 to A$3.2 million in fiscal year 2013, despite the fact that our revenue was higher in fiscal year 2013 than in the prior year.

We hold non-controlling interests in two land development projects, referred to as “associates”, and account for these interests under the equity method (refer to Note 14(b) to the financial statements). We also accounted for our non-controlling interest in Asian Renewables Energy Management Limited (AREM) under the equity method prior to the acquisition of the remaining share capital in AREM in fiscal year 2012. AREM holds an Australian Financial Services License that would allow the group to transact in specific financial products related to energy trading activity should it decide to do so in the future. AREM is not currently operating and has not conducted operations since we acquired it and its financial results were consolidated. Our share of net losses in associates decreased from A$0.1 million for the year ended June 30, 2012 to nil for fiscal year 2013 because 100% of the carrying value of our interests in associates was fully impaired as of June 30, 2012 as further discussed below.

For the year ended June 30, 2013, total depreciation and amortization expense was essentially unchanged from the prior fiscal year, at A$0.7 million.

Other Income

The A$0.9 million increase in other income to A$4.7 million for the year ended June 30, 2013 as compared with A$3.8 million in the year ended June 30, 2012 is a result of several factors, some of which are offsetting. We also recorded increases in various sub-categories of other income from nil for fiscal year 2012 to the following for fiscal year 2013, notably: A$ 2.6 million related to gains on financial liabilities measured at fair value (primarily liabilities for warrants issued in conjunction with our convertible notes); A$1.0 million related reimbursement of costs previously incurred for the sale of Larkden Pty Ltd., A$0.5 million for gains on STCs and a A$0.4 million recovery of bad debt previously written off. These increases in other income were offset by the absence of any gain on re-measurement of contingent consideration, a component of other income that was A$3.5 million in fiscal year 2012.

Finance Costs

We reported finance costs of A$9.7 million and A$2.3 million for the fiscal years ended June 30, 2013 and 2012, respectively. Finance costs comprise interest expenses, share option expenses directly related to financing activities and foreign exchange differences on loan balances and year-over-year changes resulted from the following factors:

•	Our interest expense increased from A$2.0 million in fiscal year 2012 to A$5.9 million in fiscal year 2013. The year-over-year increase was due primarily to (i) the accrual of interest on our high-cost construction loan facility was which was drawn during the last months of fiscal 2012 to fund the Italian solar projects and which remained outstanding for 6 months during 2013 while we worked to consummate the sale of those projects and (ii) greater interest accrued on our Series 1 Convertible Notes which were outstanding for the full fiscal 2013 year as compared with only one month during fiscal year 2012 and which accrued interest at default rates of 15% for approximately 6 months of fiscal year 2013.
•	In fiscal year 2013 we also incurred finance costs of A$2.3 million related to the restructuring of our Series 1 Notes (defined and described below under the heading “Indebtedness — Convertible Notes” and in footnote F1-18(b)(i) to our audited financial statements presented in Section F-1). No such costs applied in fiscal year 2012.
•	Our Series 1 and Series 3 Notes are denominated in U.S. dollars and, as a result, we experienced an A$1.2 million foreign exchange loss on the principal balance of these notes as compared with an A$0.2 million exchange gain in the prior fiscal year due to declines in the relative value of the Australian dollar against the U.S. dollar during fiscal year 2013 and the higher average outstanding amount of U.S. dollar denominated notes.
•	The foregoing net increases in 2013 Finance costs were partially offset by a decline in share option expense to A$0.3 million for fiscal year 2013 from A$0.5 million for the fiscal year 2012. The share-based expense recognized in fiscal year 2013 was attributable solely to the issuance during the year of 17,666,066 options to acquire ordinary shares in connection with the restructuring of certain of our convertible notes and during fiscal year 2012 the issuance of 45,941,604 options to acquire our ordinary shares related to convertible note consummation and restructuring of our Series 2 Notes (refer to the discussion below under the heading “Indebtedness – Equity-linked Notes”).

Break Fee

In fiscal year 2012, we incurred an expense of A$2.5 million related to the termination of a planned acquisition of an Australian energy retailer, Neighborhood Energy. There was no similar cost during the fiscal year ended June 30, 2013.

Impairments

Total impairments decreased from A$5.3 million in fiscal year 2012 to A$3.6 million in fiscal year 2013. The impairment losses are categorized as impairment on available for sale financial assets, impairment of financial assets and impairment of goodwill as detailed in Notes 7(d) and 7(e) to the audited financial statements set forth in Exhibit F1 and F2, as summarized below.

For the year ended June 30, 2012, we incurred an impairment loss of A$0.4 million on available for sale financial assets, due to a decline in the market value of our investment in common shares of Westinghouse Solar Inc (now renamed Andalay Solar Inc). A further impairment of this asset of A$0.6 million was recorded for the fiscal year ended June 30, 2013.

Impairment of financial assets decreased from A$4.2 million for the fiscal year ended June 30, 2012 to nil for the fiscal year ended June 30, 2013. In fiscal year 2012 we incurred an impairment expense of A$3.9 million associated with recording a 100% valuation allowance for the carrying value of our land development projects. This impairment was taken in fiscal year 2012 as a result of a perceived deterioration in the financial position of our investment partner managing the projects; this evident financial weakness created significant uncertainty about the prospects of that partner completing the development or achieving an exit price sufficient to enable funds invested to be recovered. We still retain a 50% ownership interest in these land development projects and will be entitled to receive our share of net proceeds from the developments, if any. Our investment partner is currently in discussions with a third party investor to refinance the projects which may enable the development to proceed further, but there is no assurance that this initiative will be successful. In fiscal year 2012 we also incurred an impairment expense of A$0.3 million associated with recording a 100% valuation allowance for the carrying value of our investments in the European solar joint ventures.

Impairment of intangible assets increased from A$0.6 million for the year ended June 30, 2012 to A$3.0 million for the year ended June 30, 2013. Impairment of intangible assets during fiscal year 2012 resulted from the following:

•	Because of uncertainty about the use of AREM’s Australian Financial Services License, A$0.2 million of goodwill recognized on the 2012 acquisition of the remaining share capital of AREM was fully impaired;
•	AREM license development costs previously capitalized;
•	capitalized costs incurred previously to secure an exclusive license for the resale of a unique solar hot-water technology product in Australia because we determined that pursuing sales of this product was unlikely to be profitable; and
•	development costs previously capitalized during the construction of a reference site for a solar PV tracking solution (referred to as the Portasol tracker) after we abandoned commercialization of this technology based on negative feedback with potential customers.

The 2013 impairment of intangible assets in fiscal year 2013 related to goodwill in our solar PV segment as further described in footnote 16(d) in Section F-1.

Profit/Loss Before Tax

We incurred a loss before tax of A$12.3 million for the fiscal year ended June 30, 2013 as compared with a loss before tax of A$37.3 million for the fiscal year ended June 30, 2012, a reduction of A$25.4 million. This was due to a A$5.0 million reduction in losses related to our solar PV businesses (from A$19.1 million to A$14.1 million), the achievement of a A$13.7 million profit in our Large-scale Wind segment as compared with nil for the prior fiscal year, the swing from a loss in our RAPS and CapTech businesses (A$0.3 million for RAPS and A$0.4 million for CapTech) to profits (A$0.6 million and $0.7 million respectively) and a reduction in our net corporate overhead of A$5.5 million (from A$16.9 million to A$11.4 million), offset by an increase in losses at Parmac from A0.6 million in fiscal year 2012 to A$1.3 million in fiscal year 2013.

Income taxes

Income tax expense for the year ended June 30, 2013 was A$0.4 million compared to A$2.8 million for our fiscal year 2012. In fiscal year 2012, we derecognized 100% of the A$2.8 million of deferred tax assets relating to tax losses which had been brought forward from previous years and did not record deferred tax assets applicable to fiscal year 2012 losses. This treatment of deferred tax assets was the result of the application of our accounting policies given uncertainty as to whether these losses would be recoverable in future years. The impact of this on the fiscal year 2012 tax expense was that we recognized no tax benefit on the fiscal year 2012 losses, and we recorded an expense in fiscal year 2012 equal to 100% of the tax asset value accumulated through the prior year. This remained the case for fiscal year 2013.

Net Income/Comprehensive Income

For the fiscal year ended June 30, 2013 our net loss was reduced by A$27.8 million to A$12.3 million from A$40.1 million for our fiscal year ended June 30, 2012. This reduction in net loss reflected the increased revenues and reduced expenses previously described for fiscal year 2013 as compared with fiscal year 2012. For fiscal year 2013 we also recorded other comprehensive income of A$0.8 million which reduced our total comprehensive loss to A$11.5 million. The other comprehensive income for fiscal year 2013 was comprised of A$800,000 in changes in the fair value of available-for-sale financial assets (the Taralga Project interests, as calculated in accordance with Note 3(a)(vi) to our audited financial statements included in Section F1), offset by exchange differences applicable to the results of foreign operations of A$27,000. We had no other comprehensive income or loss for fiscal year 2012 and so our total comprehensive loss for fiscal year 2012 was the same as our net loss for the year.

Fiscal Year Ended June 30, 2012 Compared to Fiscal Year Ended June 30, 2011 —Consolidated Results

Amounts in A$(000) except as noted	Year Ended June 30,
	2012 (Restated)	2011 (Restated)	Percentage Change
Revenues from continuing operations	49,885	159,962	(69)%
Operating Expenses
Cost of raw materials, consumables and contractors	43,073	129,258	(67)%
Employee benefit expenses	16,540	14,421	15%
Compliance & consultants	9,056	5,796	56%
Advertising and marketing	2,289	1,554	47%
Travel costs	1,587	1,222	30%
Occupancy expenses	1,468	1,310	12%
Provision for impairment of receivables and bad debts written off	2,496	185	1,249%
Other expenses	3,347	3,404	(2)%
Share of net loss of associates	108	580	(81)%
Depreciation and amortization expenses	939	681	38%
Sub-total operating costs	80,903	158,411	(49)%
Other income	(3,794)	(3,328)	14%
Finance costs	2,327	1,923	21%
Break fee from terminated acquisition	2,475	-	100%
Impairments	5,258	1,156	355%
(Loss) / Profit before income tax	(37,284)	1,800	(2,170)%
Income tax (expense) / benefit	(2,835)	(594)	376%
Net (Loss) / Profit for the period	(40,119)	1,206	(3,427)%
Attributable to:
Non-controlling interests	-	(30)	(100)%
Members of the parent	(40,119)	1,236	(3,346)%
Total comprehensive income for the period	(40,119)	1,236	(3,427)%

Operating revenue

Our total operating revenues from continuing operations decreased from A$160.0 million in the year ended June 30, 2011 to A$49.9 million in the year ended June 30, 2012. Although revenue declined in most of our business segments, the reduction was concentrated in the solar PV segment as shown in the table below:

Amounts in A$(000) except as noted	Revenue for Year Ended June 30,
	2012 (Restated)	2011 (Restated)	Percentage Change
Solar PV
Small-scale	31,394	114,373	(73)%
Large-scale	1,800	25,422	(93)%
Sub-total	33,194	139,795	(76)%
Large-scale Wind	-	-	-
Energy Efficiency/Technology Solutions
CapTech	6,308	5,839	8%
Parmac	10,372	15,393	(33)%
RAPS / Technology Solutions	766	275	178%

Total	50,639	161,302	(69)%

Inter-company revenue elimination	(754)	(1,340)

Total reported revenue	49,885	159,962	(69)%

Small-scale solar PV revenue declined by 73% from A$114.4 million for the year ended June 30, 2011 to A$31.4 million for the year ended June 3, 2012, due to a 52% reduction in the number of installations from 7,800 to 3,800 coupled with an average 31% reduction in price per installation from $12,800 to $8,900 from fiscal year 2011 to fiscal year 2012. Reduced demand for our services resulted from changes in national and state government policies regarding the issuance of renewable energy certificates and feed-in tariffs. The reduction in average revenue achieved per installation was driven by falling costs of solar PV panels and inverters and lower STC prices in the market.

The majority of large-scale solar PV revenue of A$25.4 million for the year ended June 30, 2011 was derived from the delivery of an 8MW solar farm in Thailand, complemented by smaller solar PV projects in the Pacific Islands. The significant decline in revenue to A$1.8 million for the year ended June 30, 2012 was the result of the lack of sales of major solar projects during this period. We completed construction of a 5MW solar farm in Italy on June 30, 2012 under the BOT model, however, the sale of this project was not secured on that date and accordingly no revenue was recognized from the project during fiscal year 2012. Revenue of A$15.7 million was recognized in December 2012 when the sale of this Italian farm project was consummated.

The A$4.1 million decline in revenue in the Energy Efficiency Segment for the year ended June 30, 2012 as compared with fiscal year 2011was attributable primarily to a 33% reduction in Parmac revenue related to the slowing of commercial construction activity across the Melbourne market. The revenue decline at Parmac from A$15.4 million to A$10.4 million for the year ended June 30, 2011 and 2012, respectively, was partially offset by increased sales of A$0.5 million at CapTech from A$5.8 million to A$6.3 million for the same periods, respectively, and the increase in RAPS revenue of A$0.7 million to A$0.77 million from A$0.03 million for the years ended June 30, 2012 and 2011, respectively.

 Operating costs

Total operating costs including the cost of raw materials, consumables and contractors for business segments are presented in the table below:

Amounts in A$(000) except as noted	Operating Costs for Year Ended June 30,
	2012 (Restated)	2011 (Restated)	Percentage Change
Solar PV	51,074	132,577	(61)%
Large-scale Wind	7	207	(97)%
Energy Efficiency/Technology Solutions
CapTech	6,707	5,352	25%
Parmac	11,009	14,196	(22)%
RAPS / Technology Solutions	1,065	378	182%
Corporate	11,796	7,041	68%

Total	81,658	159,751	(49)%

Inter-company cost of goods sold elimination	(754)	(1,340)

Total reported operating costs	80,903	158,411	(49)%

The reduction in solar PV operating costs from A$132.6 million for the year ended June 30, 2011 to A$51.0 million for the year ended June 30, 2012 of 61% is predominantly reflective of the reduction in installations by that division seen over the same period. Operating costs have not fallen completely in line with revenue reductions due to the short term fixed nature of some of the operating costs (excluding cost of raw materials, consumables and contractors) within the solar PV segment.

Large-scale wind operating costs have decreased by A$0.2 million from A$0.2 million for the year ended June 30, 2011 to A$7 thousand for the year ended June 30, which is mainly represented by the absence during fiscal year 2012 of one-time early stage development costs relating to the discontinued Adjungbilly wind project that were recognized in fiscal year 2011.

The reduction in overall operating costs in the Energy Efficiency / Technology Solutions segment of 1.1 million or 6% for the year ended June 30, 2011 as compared with the year ended June 30, 2012 was due to reduced activity levels in both the Parmac and Captech businesses during 2012, offset by an increase in RAPS costs associated with the management of the Larkden Technology IP. The Parmac and Captech businesses both have overhead cost structures that are largely fixed in the short term and thus costs were not reduced proportionally to 2012 revenue reductions. The revenue downturn seen in fiscal year 2012 was not expected to be long term so we did not implement large level cost cutting initiatives as this may have been detrimental to long term growth opportunities. Changes in the categories of operating expenditure are discussed in more detail below.

The cost of raw materials, consumables and contractors used decreased from A$129.3 million for the year ended June 30, 2011 to A$43.1 million for the year ended June 30, 2012, attributable primarily to lower activity levels and component costs in the solar PV businesses and reduced activity at Parmac. The percentage decline in this category of expense for the fiscal year ended June 30, 2012 as compared with the fiscal year ended June 30, 2011 was 67% or two percentage points less than the decline in revenues for the same period of 69%, reflecting the variable nature of these costs.

Total employee compensation and benefits expense increased from A$14.4 million for the year ended June 30, 2011 to A$16.5 million for the year ended June 30, 2012. This was mostly driven by increased staffing numbers in the solar PV division that were hired throughout fiscal year 2011 to cope with significant and rapid growth. A full year’s costs were incurred by the business during fiscal year 2012, versus the partial costs in fiscal year 2011, as the division reacted slowly to the fall in demand for solar PV systems in Australia. During fiscal year 2012, we also established offices in Europe to identify and develop European solar PV opportunities which were not reflected in the costs for fiscal year 2011 During fiscal year 2012 we incurred A$1.1 million of costs associated with the international expansion of our large-scale solar business. Also an additional A$0.7 million of costs were incurred in fiscal year 2012 as compared with fiscal year 2011 due to the addition of senior personnel to our executive ranks who had expertise in developing wind projects and business development opportunities in the renewable energy sector and who were deemed necessary to execute the company’s diversification strategy.

Total compliance and consultant’s expense also increased from A$5.8 million for the year ended June 30, 2011 to A$9.1 million for the year ended June 30, 2012 despite the decline in revenue. The most significant contributors to increased costs in this area from 2011 to 2012 were:

•	Fees of $1.7 million incurred in relation to capital raising activities, preparation for a registration of our securities in the United States and also fees relating to the now-terminated Westinghouse Solar merger, including legal, professional and corporate advisory fees incurred during fiscal year 2012 in connection with these matters. No costs were incurred in fiscal year 2011 for such matters.

•	Legal fees expensed in relation to the successful defense of the Larkden Technology patent disputes of approximately A$0.7 million.

•	Increased audit fees of approximately A$0.5 million resulting from additional costs incurred for the completion of the fiscal year 2012 audit in compliance with IFRS and PCAOB standards as required for the registration of our securities in the United States.

The balance of compliance and consulting costs were substantially unchanged between fiscal year 2011 and fiscal year 2012 and comprised costs incurred for recurring activities such as general legal and advisory fees, maintenance of our ASX listing and compliance and specialist consulting services required on an ad hoc basis.

Advertising and marketing expense increased by A$0.7 million from A$1.6 million for the fiscal year ended June 30, 2011 to A$2.3 million for the year ended June 30, 2012. These increased expenditures in fiscal year 2012 supported the small-scale solar PV business and our requirement to reach individual customers to stimulate demand. The challenging competitive environment in the small-scale solar PV sector in fiscal year 2012 necessitated an increase in marketing activity to counter declining activity levels.

Travel costs increased by A$0.4 million from A$1.2 million for the fiscal year ended June 30, 2012 as compared to A$1.6 million for the fiscal year ended June 30, 2011. This was primarily due to extensively increased international travel by multiple senior executives for business development initiatives underway in the large-scale solar segment, and corporate fund-raising efforts and the pursuit of the now-terminated transaction with Westinghouse Solar, all of which were focused in Europe or the U.S.

Occupancy expenses also increased by A$0.2 million from A$1.3 million for the fiscal year ended June 30, 2012 as compared with A$1.5 million for the fiscal year ended June 30, 2011. This was due to the establishment of an office in Europe for the large-scale solar PV business and stationing personnel in the United States to facilitate corporate development and fund-raising activities.

Our provision for impairment of receivables and bad debts written off increased from A$0.2 million for the year ended June 30, 2011 to A$2.5 million for the year ended June 30, 2012. The solar PV segment accounted for A$1.6 million, or approximately 64% of the 2012 bad debt write off and provision. Of this:

•	approximately A$0.5 million related to a small number of commercial customers in Australia whose businesses were adversely impacted by the challenging market conditions faced by the sector in Australia in the 2012 financial year;

•	$0.5 million related to the write-off of a license fee due from the use of our storage technology patents as discussed previously;

•	the Energy Efficiency segment had charges of A$0.3 million (A$0.2 million higher than in the year ended June 30, 2011) related to a long-disputed balance, the collection of which was uncertain, and for which we recorded a 100% valuation allowance; and

•	the A$1.2 million balance is related to amounts whose recoverability from larger scale projects was considered uncertain due to difficulties in enforcing collection rights in the applicable jurisdictions; steps are still being taken to try to recover some of these balances but there can be no assurance of any recoveries.

We hold non-controlling interests in two land development projects, referred to as “associates”, and account for these interests under the equity method (refer to Note 14(b) to the financial statements). We also accounted for our non-controlling interest in Asian Renewables Energy Management Limited (AREM) under the equity method prior to the acquisition of the remaining share capital in AREM in fiscal year 2012. AREM holds an Australian Financial Services License that would allow the group to transact in specific financial products related to energy trading activity should it decide to do so in the future. AREM is not currently operating and has not conducted operations since we acquired it and its financial results were consolidated. Our share of net losses in associates decreased from A$0.6 million for the year ended June 30, 2011 to A$0.1 million for the year ended June 30, 2012. Of this decrease, A$0.5 million was from the land development projects. In fiscal year 2011, a parcel of units in the projects were sold at a loss which resulted in a A$0.5 million loss. Further sales of units in fiscal year 2012 resulted in the company recording a further equity accounted loss of A$0.1m in that year. The carrying value of the investment in land development projects was fully impaired in fiscal year 2012 as discussed in more detail below.

Total depreciation and amortization expense increased from A$0.7 million for the year ended June 30, 2011 to A$0.9 million for the year ended June 30, 2012, resulting from the commencement of amortization of the Larkden patents (A$0.1 million) and higher levels of fixed asset deprecation across our operations (A$0.1 million).

Other Income

The A$0.5 million increase in other income to A$3.8 million for the year ended June 30, 2012 as compared with A$3.3 million in the year ended June 30, 2011 is a result of a A$1.4 million higher gain from the re-estimate at June 30, 2012 of contingent consideration associated with the acquisition of eco-Kinetics than in 2011 (due to lower sales and profitability of the acquired business than was estimated at June 30, 2011). The benefit of the reduction in contingent consideration for fiscal year 2012 was offset in part by lower interest income and realized foreign exchange gains of A$0.8 million.

Finance Costs

We reported finance costs of A$2.3 million and A$1.9 million for the fiscal years ended June 30, 2012 and 2011, respectively. Finance costs comprise interest expenses, share option expenses directly related to financing activities and foreign exchange differences on loan balances. Interest expense increased from A$1.2 million in fiscal year 2011 to A$2.0 million in fiscal year 2012. A$0.7 million of the increase in interest expense for the fiscal year ended June 30, 2012 was due to higher average levels of debt for fiscal year 2012. The increase in average debt outstanding was primarily related to a A$10 million issuance of Series 2 Notes (defined below under the heading “Indebtedness”) in February 2011, of which A$6.5 million remained outstanding throughout all of fiscal year 2012. Other than interest accrued on the Series 2 Notes, the overall levels of interest accrued on debt were similar throughout 2011 and 2012 because increased loan balances outstanding were offset by declining interest rates in the period. Share option expenses during fiscal year 2011 and fiscal year 2012 were attributable to options issued to note holders in conjunction with loan consummation. Share option expense increased by A$0.2 million to A$0.5 million for fiscal year 2012 from A$0.3 million incurred in fiscal year 2011 and was attributable to options issued in conjunction with the Series 1 Notes and a restructuring of the Series 2 Notes (explained below under the heading “Indebtedness”). The increases in interest and share option expenses for fiscal year 2012 were partially offset by foreign currency gains in fiscal year 2012 of A$0.2 million on US dollar denominated debt as a result of a strengthening of the Australian dollar.

Break Fee

In fiscal year 2012, we incurred an expense of A$2.5 million related to the termination of a planned acquisition of an Australian energy retailer, Neighborhood Energy. There was no similar cost during the fiscal year ended June 30, 2011.

Impairments

Total impairments increased from A$1.2 million in fiscal year 2011 to A$5.3 million in fiscal year 2012. The impairment losses are categorized as impairment on available for sale financial assets, impairment of financial assets and impairment of goodwill as detailed in Notes 7(d) and 7(e) to the audited financial statements set forth in Exhibit F-17 and summarized below.

For the year ended June 30, 2012, we incurred an impairment loss of A$0.4 million on available for sale financial assets, due to a decline in the market value of our investment in common shares of Westinghouse Solar. There was no impairment of available for sale financial assets for the fiscal year ended June 30, 2011.

Impairment of financial assets increased from A$1.2 million for the fiscal year ended June 30, 2011 to A$4.2 million for the fiscal year ended June 30, 2012, an increase of A$3.0 million. In fiscal year 2011 we recorded an impairment of our investment in Planet Power Pty Ltd, or Planet Power, of A$1.0 million. We formed Planet Power to retail PV solar systems to consumers, but discontinued the concept in fiscal year 2011 because of unsatisfactory returns. In 2011, A$0.2m of investment in wind assets was also impaired as the operating model being established was considered ineffective and discontinued. In fiscal year 2012 we incurred an impairment expense of A$3.9 million associated with recording a 100% valuation allowance for the carrying value of our land development projects. This impairment was taken in fiscal year 2012 as a result of a perceived deterioration in the financial position of our investment partner managing the projects; this evident financial weakness created significant uncertainty about the prospects of that partner completing the development or achieving an exit price sufficient to enable funds invested to be recovered. We still retain a 50% ownership interest in these land development projects and will be entitled to receive our share of net proceeds from the developments, if any. In fiscal year 2012 we incurred an impairment expense of A$0.3 million associated with recording a 100% valuation allowance for the carrying value of our investments in the European solar joint ventures.

Impairment of intangible assets increased from nil for the year ended June 30, 2011 to A$0.6 million for the year ended June 30, 2012. Because of uncertainty about the use of AREM’s Australian Financial Services License, A$0.2 million of goodwill recognized on the acquisition of the remaining share capital of AREM during fiscal year 2012 was fully impaired at June 30, 2012. In addition, we recorded impairment of A$0.4 million for the following:

•	AREM license development costs previously capitalized;

•	capitalized costs incurred previously to secure an exclusive license for the resale of a unique solar hot-water technology product in Australia because we determined that pursuing sales of this product was unlikely to be profitable; and

•	development costs previously capitalized during the construction of a reference site for a solar PV tracking solution (referred to as the Portasol tracker) after we abandoned commercialization of this technology based on negative feedback with potential customers.

Profit/Loss Before Tax

We incurred a loss before tax of A$37.3 million for the fiscal year ended June 30, 2012 as compared with a profit before tax of A$1.8 million for the fiscal year ended June 30, 2012, a decline of A$39.1 million. This was due to declines in revenue and our inability to reduce operating expenses to the same degree, coupled with the effect of impairments.

Income taxes

Income tax expense for the year ended June 30, 2012 was A$2.8 million compared to A$0.1 million for the same period in 2011. The income tax expense in fiscal year 2011 was calculated with reference to the profit made in the year adjusted for permanent and timing differences. In fiscal year 2012, we de-recognized all A$2.8 million of deferred tax assets relating to tax losses which had been brought forward from previous years and did not record deferred tax assets applicable to fiscal year 2012 losses. This treatment of deferred tax assets was the result of the application of our accounting policies given uncertainty as to whether these losses would be recoverable in future years. The impact of this on the fiscal year 2012 tax expense was that we recognized no tax benefit on the fiscal year 2012 losses, and we recorded an expense in fiscal year 2012 equal to 100% of the tax asset value accumulated through the prior year.

Application of Critical Accounting Policies, Estimates and Judgments

Our accounting policies form the basis for preparation of our financial statements and our financial statements in turn are an essential factor in understanding our operations. Our accounting policies are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are fully described in the notes to the audited financial statements as of and for the four years ended June 30, 2010, 2011, 2012 and 2013. These financial statements are included in Sections F1 (for fiscal years 2013 and 2012) and F2 (for fiscal years 2012, 2011 and 2010). The preparation of our financial statements required management to make judgments, estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. Our management re-evaluates estimates on an on-going basis and such estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Unless otherwise stated, all dollar amounts stated in our financial statements are expressed in the currency of the Commonwealth of Australia.

Critical accounting policies

Critical accounting policies that reflect our industry and activity specific accounting treatments used in preparing our financial statements as of and for the fiscal years ended June 30, 2010, 2011, 2012 or 2013 or that have significant potential to result in a material adjustment to the carrying amounts of assets and liabilities during such fiscal years.

(a) Basis of preparation - going concern

The consolidated financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty. As further discussed below in Item 5.B under the heading “Liquidity and Capital Resources”, our current liabilities exceeded our current assets by A$32.5 million as of June 30, 2013. Notwithstanding some reduction in the excess of current liabilities over current assets subsequent to June 30, 2013, we remain dependent upon receiving continuing support from existing lenders, raising additional funds in new financings, and monetizing long-term assets to fund the business and to continue as a going concern.

(b) Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured, regardless of when payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The specific recognition criteria described below are applicable to the primary sources of our revenue:

(i) Small-scale Solar Installations

Revenues for installation of residential and small commercial solar PV systems to third parties recognized once installation is completed. Part of the consideration we receive in respect of small solar installations is generally in the form of a Small-scale Technology Certificates, referred to as STCs, which customers assign to us. As indicated in Note 2 (k) in the audited financial statements in sections F-1 and F-2, the value ascribed to STCs is based on the fair value at the time of assignment, which corresponds to the date of completion of the installation. The fair value of STCs is determined by reference to the traded price of STCs at the time of assignment as well as other available market and internal data. Given the time required to register and on-sell the STCs, this may vary from the price realized for the STCs upon sale by us to third parties.

(ii) Sale of products, materials and parts

Revenue from the sale of products, material and parts is recognized upon the delivery of goods to customers.

(iii) Construction contracts

Contract revenue and expenses, such as those related to large-scale solar and air conditioning projects where we are acting as a general contractor, are recognized in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Revenue is matched with the contract costs incurred in reaching the stage of completion, resulting in reporting revenue, expenses and profit, which can be attributed to the work completed. When it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognized immediately as an expense. Where the outcome cannot be measured reliably, revenue is recognized only to the extent that related expenditure is deemed recoverable. The stage of completion of a contract is measured by reference to the recoverable costs incurred to date as a percentage of estimated total costs for the contract.

(iv) Project development revenue

Revenue from large-scale solar projects, wind and land development projects that we undertake as principal is recognized when the project is commissioned and rents or revenues from the power sales are received, or if control of the project is sold to a third party, when the risks and rewards of ownership have been transferred. The timing and amount of revenue recognized depends on the specifics of each such project and the arrangements that we have with our customers.

Costs incurred for project development are expensed in the period in which incurred unless we determine that it is probable the project will be completed and generate future economic benefit equal to or in excess of such costs and that can be measured reliably in which case the costs are recorded in inventory until a development fee is recognized.

(c) Inventory

(i) Net realizable value for STC inventories

STCs are initially recognized at fair value (the deemed cost) on the date of the assignment of the STC to us following completion of the related solar panel installation. The value of the inventory of STCs is subsequently measured at lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make sell the STCs. Because the secondary market into which we expect to sell STCs is thinly traded and volatile, judgment is applied when determining net realizable value at each measurement date. This includes consideration of the number of STCs that we have available for sale, the estimated period it will take to sell the STCs, potential forward sale contracts that we may have, if any, and observed or quoted STC market prices prior and subsequent to the assignment date. Given the time required to register and sell the STCs, this may vary from the price actually realized for the STCs upon sale. If STCs are sold at a price greater than the fair value at the time of assignment, the difference is recognized as other income. If STCs are sold at a price lower than that recorded, the difference is recognized as a cost of raw material because it represents, in effect, a write down of the (STC) inventory balance to realizable value.

In order to realize competitive prices for STCs that we accumulate in the course of selling small-scale solar PV systems, our experience is that we must aggregate STC’s for sale in lots of approximately 5,000 or more. Our current practice is to accumulate and sell such lots of STC’s as promptly as practicable following assignment by customers and requisite registration with government authorities. Given current market conditions and installation activity levels, we are generally able to limit our STC inventories to amounts accumulated over a period of 6 to 8 weeks, thereby limiting our exposure to fluctuations in STC inventory value. However, during prior fiscal years, we often accumulated large inventories of STCs and were exposed to dramatic fluctuations in inventory carrying value and to losses on sales of STCs that we were forced to take to meet the liquidity needs of our businesses. During the fiscal year ending June 30, 2013 we realized gains on sales of STCs of A$0.5 million and for the fiscal years ended June 30, 2010, 2011 and 2012, we realized losses on sales of STCs of A$0.4 million, A$2.7 million, and A$4.2 million, respectively. For the fiscal years ended June 30, 2010, 2011, 2012 and 2013 we recorded impairments in value of STC inventories of A$0.5 million, A$0.6 million, A$0.1 million, A$0.1 million and A$Nil, respectively. All such losses have been recognized as expenses in the line raw materials, “consumables used & contractors” line item in the statement of comprehensive income. For further details, refer to Note 12 of the audited financial statements set forth in accordance with Item 18 in Sections F1 and F2.

(d) Work-in-progress

Project work in progress includes both work in progress on construction contracts, such as those performed for customers of our large-scale solar and air conditioning systems customers and projects in progress in which we are a principal such as certain large-scale solar projects, or in which we are investing in project development for a fee such as large-scale wind projects.

(i) Construction Contracts Work in Progress

Construction work in progress is valued at cost, plus profit recognized to date less provision for anticipated future losses and progress billings made under the contract. Cost includes both variable and fixed costs relating to specific contracts, and those costs that are attributable to the contract activity in general and that can be allocated on a reasonable basis. At June 30, 2013 the carrying amount of our capitalized construction projects in progress was A$201,000 as compared to A$627,000 at June 30, 2012, A$1,225,000 at June 30, 2011 and A$1,670,000 at June 30, 2010.

(ii) Project Work in Progress

As further described in Note 2(q) (iii) to the audited financial statements in sections F1 and F2, costs incurred for developing projects for which we are acting as a principal or earning a developer fee is valued at the lower of cost and estimated net realizable value when it is probable that the project will be completed, will generate future economic benefits and the costs can be measured reliably. Cost comprises staff salary costs and direct expenses including direct material costs and contractor costs together with an appropriate proportion of overheads. Net realizable value is based on estimated selling prices less further costs expected to be incurred to completion. At June 30, 2013 the carrying amount of capitalized project work in progress was A$ Nil as compared to A$12,762,000, A$249,000 and A$35,000 at June 30, 2012, 2011 and 2010 respectively.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

(e) Fair value measurement of contingent consideration

Contingent consideration, resulting from business combinations, is valued at fair value at the acquisition date as part of the business combination. When the contingent consideration meets the definition of a derivative and, thus, a financial liability, it is subsequently re-measured to fair value at each reporting date. The determination of the fair value is based on discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target and the discount factor. The value of the contingent consideration is recorded in other payables when the consideration amount is certain and as a provision when still subject to achievement of earn-out targets and material uncertainty.

As part of the identification and measurement of assets and liabilities in the acquisition of eco-Kinetics Pty Ltd, we identified an element of contingent consideration with a fair value of A$11.4 million at the acquisition date in January 2010. The revaluation process resulted in no adjustments as of and for the year ended June 30, 2010 and an adjustment to the contingent liability of A$3.6 million as of and for the year ended June 30, 2012 and an adjustment of A$2.2 million as of and for the year ended June 30, 2011, with a corresponding credit to income in both years. The remaining outstanding consideration payable in relation to the eco-Kinetics acquisition of A$0.6 million was reclassified to other payables as of June 30, 2012. (Refer to Note 19 of our audited financial statements in section F2.)

Significant Accounting Judgments, Estimates and Assumptions

Significant accounting judgments, estimates and assumptions that have been used in the preparation of our financial statements are set out below. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future in determining accounting treatments and quantifying amounts for transactions and balances in certain circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Recovery of deferred tax assets

Deferred tax assets are recognized for deductible temporary differences as management considers that it is probable that future taxable profits will be available to utilize those temporary differences.

Judgment is required in assessing whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from un-recouped tax losses, capital losses and temporary differences, are recognized only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits.

Assumptions about the generation of future taxable profits depend on management's estimates of future cash flows. These depend on estimates of future sales, operating costs, capital expenditure and other capital management transactions. Judgments are also required about the application of income tax legislation. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the balance sheet and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

During the year ended June 30, 2012 we reversed previously recognized deferred tax assets of A$3.6 million and did not recognize any deferred tax assets in relation to the 2012 operating losses. This decision was made after considering our financial performance during the year and the material uncertainty about our ability to continue as a going concern. Should operating performance and prospects improve in the future, then deferred tax assets may be recognized in future on prior year operating losses. As of June 30, 2013, we had A$12.5 million of derecognized deferred tax assets.

(b) Share-based payment transactions

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a Black-Scholes model, with the assumptions detailed in Note 25 to the audited financial statements in sections F1 and F2. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period.

The Group measures the cost of equity-settled transactions with regards warrants using an un-modified binominal lattice model giving consideration to the dilution impact of the shares issued upon conversion of the warrants as well as other options on issue.

(c) Impairment of goodwill and other intangibles other than Patents

We determine whether goodwill and other intangibles other than patents are impaired at least on an annual basis (as of June 30, the end of our fiscal year) and when circumstances indicate the carrying value may be impaired. The Group’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations that use a discounted cash flow model using assumptions believed by management to be reasonable. These valuations would not reflect unanticipated events and circumstances that may occur. However, as detailed in the notes to our statements under the heading “Goodwill Impairment” (refer to Note 16 to our audited financial statements in Sections F1 and F2) indicators of potential impairment exist and there can be no assurance that we will avoid a downward revision in the carrying value of goodwill in the future and any such revision in value will also result in the recording of a charge in the Statement of Comprehensive Income.

(d) Impairment of Patents

Prior to their sale in April 2013, we measured the carrying value of the Larkden controlled storage technology patents at cost less impairment and amortization. The recoverable amount is the higher of the patents value in use or fair value less cost to sell. The fair value has been determined by a third-party valuation firm in accordance with the definition of fair value in AASB 13 Fair Value Measurement (IFRS 13 Fair Value Measurement). This has been measured on the basis of what a willing buyer would pay a willing seller for the patents in a market based transaction. The valuation has been determined using a discounted cash flow methodology and considering the Patents as a group and as a type of start-up / early stage commercialization technology. The third-party valuation firm has constructed various alternative scenarios as to possible likely future outcomes projecting various associated cash flows for each alternative scenario; applying a range of discount rates to the various projected cash flows to determine a range of indicated net present values.

Under the discounted cash flow valuation methodology, the value of the Patents, as a group, was deemed to be equivalent to the present value of the prospective stream of net cash flow amounts (fee income less expected expenses) that would be receivable from the utilized Patents. Refer to Note 16 (b) to the audited financial statements in sections F1 and F2.

(e) Impairment of available-for-sale financial assets

We have determined that our investment in the common shares of Andalay Solar, a US listed company formerly known as Westinghouse Solar, has been subject to a significant and prolonged decrease in market price. As a result in accordance with our accounting policy regarding available-for-sale financial assets (refer to Note 2 (r) in the audited financial statements in sections F-1 and F-2) we have recognized an impairment to the carrying value of our Andalay Solar common shares in our income statement and on our balance sheet.

(f) Wind development projects

The investment of 10% of the Taralga Wind Farm project is by way of investment in two entities, Taralga Holding Nominees 1 Pty Ltd and Taralga Holding Nominees 2 Pty Ltd. This investment was funded by us from the re-investment of part of our development fee generated on equity close of the project. This investment is classified as an “Available-for-sale financial asset”. We intend, along with the majority equity holder, to exit this investment within a 3 year period. The investment in Taralga was initially recognised at fair value at the date of the equity transaction on October 9, 2012. Fair value was determined by reference to the present value of net cash inflows projected to be received by us from exiting this investment based on the financial model of the project and the contractually defined distributions from any sales profits due to us on exit. Due to the requirement for judgement over variables within the financial model to determine future returns and profit achievable on exit, the fair value calculations were based on a net present value of a risk adjusted, probability weighted average return from different sales Internal Rate of Return (IRR) expectations.

The range of IRR assumptions used in these calculations was from 9.0% to 13.0% which are considered the high and low points between which arm’s length sales transactions of wind farm projects may occur in Australia. A discount rate of 17.0% was applied to the calculated amount to reflect the risk to deliver the project as per the model associated with construction risk and the time value of money based on return premiums specific to the project. The range of outcomes of the fair value calculations was from $9,500,000 to $10,900,000 and the adopted value was $10,000,000. Variances between actual results and the estimated results from the valuation methodology may result in higher or lower profits being achieved on exit of this project. After initial recognition the investment in the Taralga Wind Farm project is accounted for as available-for-sale an investment which is measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired.

B.            Liquidity and Capital Resources

The following table presents a comparison of our cash flows and beginning and ending cash balances during the fiscal years ended June 30, 2013, 2012 and 2011 as reflected in our audited financial statements presented in Sections F1 and F2.

Amounts in A$(000) except as noted	Year Ended June 30,
	2013	2012 (Restated)	2011 (Restated)
Net cash flows from/(used) in operating activities	9,821	(19,014)	(3,483)
Net cash flows from/(used in) investing activities	759	(2,169)	(1,107)
Net cash flows from/(used in) financing activities	(12,633)	14,736	9,365
Net increase/(decrease) / increase in cash and cash equivalents	(2,053	(6,447)	4,775
Net foreign exchange differences	-	-	(280)
Cash and cash equivalents at beginning of period	2,522	8,969	4,474
Cash and cash equivalents at end of period	469	2,522	8,969

At June 30, 2013 cash and cash equivalents had declined to A$0.5 million from A$9.0 million at June 30, 2011. During each of the last three fiscal years ended June 30, 2013, 2012 and 2011, and subsequently through the date of this registration statement, our liquidity has been generated solely from borrowings and sales of equity securities. However, cumulative funding from financing activities of A$11.5 million for the three fiscal years ending June 30, 2013 , was insufficient to fund cumulative losses from operations and net investments during fiscal years 2013, 2012 and 2011 of A$12.7 million and A$2.5 million respectively, the details of which are more fully described below. Consequently, our cash availability and liquidity have declined from A$4.5 million at the beginning of fiscal year 2011 to only A$0.5 million at the end of fiscal year 2013, a level that is too low to sustain our operations and threatens our continuance as a going concern, as further discussed below. Our liquidity issues have been compounded by the fact that only A$1.4 million of the net financing proceeds generated during the three fiscal years ending June 30, 2013 were derived from equity issuances and we increased our net debt by A$10.1 million. Moreover, substantially all of the indebtedness we incurred during these three fiscal years and in prior periods, amounting to A$17.6 million in aggregate, was classified as current as of June 30, 2013. Consequently, we had a working capital deficit on June 30, 2013 of A$32.5 million, payments to some trade creditors have been substantially deferred, liquidity is severely constrained and our ability to continue as a going concern and realize our assets and settle our liabilities at amounts recorded in the financial statements is uncertain and, in its audit opinion, our independent registered accounting firm has stated that there is substantial doubt that we can continue as a going concern. (Please refer to our financial statement notes under the heading “Going Concern”, Notes 2(a)i in Sections F1 and F2).

Our ability to continue as a going concern and to achieve our business objectives over the next 12 months depends on our ability to accomplish some or all of the following:

•	Sustaining net operating profits – We are continually reviewing costs structures of the business and making the appropriate changes to try to maximize return on revenues generated. New business opportunities are assessed in order to identify opportunities for growth and increased profitability.

•	Monetizing long-term assets – A sale process has been initiated for non-core asset. In addition to the sale of CapTech which occurred after the end of our 2013 fiscal year, we intend to monetize our investment in the Taralga wind farm if a suitable opportunity is presented.

•	Negotiating a restructure of debt with lenders to remedy defaults and defer current payments to creditors – We are working with lenders to restructure debt and with creditors to implement payment arrangements which align with our cash inflows.

•	Raising new debt and/or equity capital – We continue to discuss with current equity holders opportunities for further investment.

•	Restructuring and deferring payments to creditors – We are actively working to negotiate improved terms and reductions in amount payable with some major creditors that can be met by our anticipated cash flow.

Our management and Board have determined that there is a risk that some or all of the above activities may not be successful, however, they have accomplished some of them and believe that we have a reasonable prospect of achieving others; consequently, they have no intention to liquidate or cease trading. Notably, we have achieved the following between June 30, 2013 and the date of this registration statement:

•	In July 2013 the Merger Agreement with Westinghouse Solar (now named Andalay Solar) was terminated, with the result that we will not have to absorb operating losses or current liabilities of or incur the costs of integrating the operations of this company. We have reduced the number of employees in our Solar PV business units to reduce costs and better match the current scope of our activities. We have implemented management changes and new controls at Parmac that we anticipate will allow us to avoid losses on projects such as we experience in fiscal year 2013 and that we believe can return this business unit to profitability.

•	In August 2013 CapTech was sold for A$1.8 million and the proceeds were applied to reduce debt.

•	We are in final discussions with the holders of our Series 1, 2 and 3 Notes to amend the note terms and cure defaults and upon execution of these agreements, management expects to reclassify such notes (having an aggregate balance of principal and accrued interest as of November 30, 2013 of A$19.5 million) as non-current. In conjunction with this debt restructuring we issued additional convertible notes having a face value of US$0.95 million.

•	On December 10, 2013 we closed on our most recent bond offering in the U.K. which resulted in gross proceeds to us of £7.5 million (approximately A$13.5 million). For further details refer to the discussion under the heading below “Indebtedness -- Clean Energy Bonds”. The funds raised in the offering cannot be used for general corporate purposes, but they can be utilized and are sufficient to fully fund our planned solar PV business in the UK, together with the associated overhead, through the end of our 2014 fiscal year – more than 6 MW of generating capacity based on the project acquisition and construction costs of our most recent UK installation (approximately US$1.75 per watt).

•	Some creditors with past-due balances have agreed to deferred payment plans with us and forgiveness of creditor obligations totaling A$2.8 million have been agreed and are awaiting execution as at the date of this report.

Subsequent to June 30, 2013, cash flows from operations continued to be negative and were funded from the sale of CapTech and additional net borrowings, allowing us to maintain a positive cash balance of approximately A$0.3 million as of November 30, 2013.

We have never declared or paid any cash dividends and we do not expect to pay any cash dividends on our ordinary shares in the foreseeable future. We intend to retain all of our available funds not used to pay creditors in order to fund the development and growth of our renewable energy businesses. Our Board has significant discretion as to whether to distribute dividends. Even if our Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received from subsidiaries and associates, financial position, contractual restrictions, Australian laws, and other factors deemed relevant by our Board.

Cash Flows from Operating Activities

As shown in the table below, although our operating activities generated positive cash flow for fiscal year 2013, the cumulative utilization of cash over the last three fiscal years has been A$12.7 million.

Amounts in A$(000) except as noted	Year Ended June 30,
Cash flow from operating activities	2013	2012 (Restated)	2011 (Restated)

Receipts from customers (inclusive of GST)	69,635	86,808	145,997
Payments to suppliers and employees (inclusive of GST)	(53,828)	(90,992)	(148,051)
Payments for development costs	(3,535)	(12,309)	(332)
Finance costs	(2,464)	(2,585)	(682)
Interest received	13	64	137
Income tax paid	-	-	(552)
Net cash flows from/(used in) operating activities	9,821	(19,014)	(3,483)

For the fiscal year ended June 30, 2013, net cash generated by operating activities was A$9.8 million as compared with an outflow of A$19.0 million for the year ended June 30, 2012. The excess of receipts over disbursements to suppliers and employees the year ended June 30, 2013 was A$15.8 million, largely driven by the receipt of sale proceeds of A$15.9 million from the Italian solar project and cash proceeds of A$6.9 million from the sale of the Taralga project after recognizing related development costs of A$3.5 million, offset by net losses from the remainder of our operations and finance costs of A$2.5 million. In comparison, for the year ended June 30, 2011 our cash outflow to suppliers and employees exceeded receipts by A$4.2 million and we made payments for development costs, primarily for the Italian solar project and the Taralga wind project of A$12.3 million. The excess of finance costs over interest income of A$2.5 million further contributed to the net use of cash for operations in fiscal year 2012. We paid no income tax in either fiscal year 2013 or 2012.

For the fiscal year ended June 30, 2012, we used net cash for our operating activities of A$19.0 million as compared with A$3.5 million for the fiscal year ended June 30, 2011. Excluding capitalized expenditures for development projects, the excess of disbursements to suppliers and employees over receipts for fiscal year 2012 was A$4.2 million. In addition, for fiscal year 2012, we expended A$12.3 million for capitalized project costs (primarily for the Taralga Project and the large-scale solar projects in Europe), incurred net finance costs of A$2.5 million and made no cash payments for income taxes. In comparison, for fiscal year 2011: our cash outflow to suppliers and employees exceeded receipts by A$2.1 million; capitalized project costs (primarily related to the Taralga Project) were A$0.3 million; the excess of finance costs over interest income was A$0.5 million; and cash taxes were A$0.6 million during fiscal year 2011.

Subsequent to the end of our 2013 fiscal year, we have continued to sustain negative operating cash flows.

For the fiscal year ended June 30, 2011, net cash used in operating activities was A$3.5 million as compared with A$8.5 million for the fiscal year ended June 30, 2010. Excluding capitalized expenditures for development projects, the excess of disbursements to suppliers and employees over receipts for fiscal year 2011 was A$2.1 million. In addition, for fiscal year 2011 we expended A$0.3 million for capitalized project costs (primarily associated with the Taralga Project), and incurred net finance costs of A$0.5 million and cash taxes of A$0.6 million. In comparison, for fiscal year 2010: our net cash outflow to suppliers and employees exceeded receipts by A$7.6 million; development costs (primarily for the discontinued Adjungbilly wind project) were A$0.3 million; the excess of finance costs over interest income was A$0.6 million; and we made no cash income tax payments.

Cash Flows from Investing Activities

Notwithstanding negative cash flow from operating activities, we invested in our business in two out of the last three fiscal years, as detailed in the table below, but during our 2013 fiscal year and the first three months of the current fiscal year we sold assets and businesses, reversing our prior trend of investment.

Amounts in A$(000) except as noted	Year Ended June 30,
Cash flow from investing activities	2013	2012 (Restated)	2011 (Restated)
Proceeds from sale of property, plant and equipment	10	43	2,008
Proceeds from sale of financial assets	1,000	-	-
Proceeds from sale of businesses	-	-	-
Purchase of property, plant and equipment	(275)	(591)	(1,000)
Payment for investments	-	(1,270)	(227)
Receipt/(payment) for the purchase of controlled entities, net of cash acquired	24	(351)	(1,888)
Net cash flows from/(used in) investing activities	759	(2,169)	(1,107)

Net cash generated from investing activities was A$0.8 million for the fiscal year ended June 30, 2013 as compared with a net use of funds for the fiscal year ended June 30, 2012 of A$2.2 million. During fiscal year 2013 our focus on generating cash led to the sale of the Larkden Technology, a financial asset that, together with the disposal of a small amount of property, plant and equipment and cash received in the purchase of the remaining interest eco-Kinetics UK Ltd, a controlled entity resulted in aggregate proceeds to us of A$1.0 million. This was offset by limited purchases of property plant and equipment (PP&E) during fiscal year 2013 of A$0.3 million. In contrast, during our fiscal year 2012 cash generated from asset disposals was minimal and we made the following significant investments that together resulted in substantially all of our net investment outflow for the year: purchases of PP&E amounting to A$0.6 million related to our Queensland Facility; A$1.0 million in the common stock of Westinghouse Solar; an additional A$0.3 million in acquiring the remaining share capital of AREM; and A$0.4 million in deferred performance payments related to the 2010 acquisition of eco-Kinetics.

We used net cash in investing activities of A$2.2 million for the fiscal year ended June 30, 2012, a 100% increase in the net cash used in investing activities for the fiscal year ended June 30, 2011 of A$1.1 million. For fiscal year 2012, disposals of assets declined to less than A$0.1 million from A$2.0 million in 2011 when we sold the land and the building housing the operations of Parmac in a sale and leaseback transaction. However, our new investments also declined to A$2.2 million in fiscal year 2012 as compared with A$3.1 million 2011. Our fiscal year 2012 investments were comprised primarily of: purchases of plant, property and equipment of A$0.6 million relating to initial capital expenditure on establishing a solar PV operation in Australia; A$1.0 million in the common stock of Westinghouse Solar and an additional A$0.3 million in acquiring the remaining share capital of AREM; and A$0.4 million in deferred performance payments related to the 2010 acquisition of eco-Kinetics. Our fiscal year 2011 investments were primarily for: purchases of plant, property and equipment of A$1.0 million relating to the establishment of inverter production facilities in the Energy Efficiency division, expenditure on infrastructure supporting the growth in the solar PV division and office establishment costs in China; approximately A$0.2 million for the initial investment in AREM and A$1.9 million in deferred performance payments related to the 2010 acquisition of eco-Kinetics.

During the three months ended September 30, 2013 we sold CapTech, generating A$1.2 million in net proceeds.

Cash Flows from Financing Activities

As shown in the table below, we generated the cash used in operating and investment activities during fiscal years 2011 and 2012 with net contributions from financing activities during those years. In fiscal year 2013 the flows were reversed with cash generated from operations and investments being used to repay borrowings. Nevertheless, over the three year period ended in June 2013 we generated A$11.5 million cumulatively from financing activities:

Amounts in A$(000) except as noted	Year Ended June 30,
Cash flow from financing activities	2013	2012 (Restated)	2011 (Restated)
Proceeds from share issues	207	-	1,276
Share issuance costs	-	-	(77)
Proceeds from issuance of convertible notes	103	7,362	-
Convertible note issue costs	-	(187)	-
Proceeds from other borrowings	474	16,252	13,610
Repayment of other borrowings	(13,255)	(8,489)	(5,189)
Payment of finance lease liabilities	(162)	(202)	(255)
Net cash flows from/(used by financing activities	(12,633)	14,736	9,365

For the fiscal year ended June 30, 2013, net cash used by our financing activities was A$12.6 million as compared with net cash provided by financing activities of A$14.7 million for the fiscal year ended June 30, 2012. During fiscal year 2013, A$10.8 million of borrowings were repaid to the lenders of the finance facility used to fund the construction of the Italian Solar project and A$2.5 million was repaid on our trade finance facility outstanding with Westpac Banking Corporation Limited. We also disbursed $A0.2 million during fiscal year 2013 to meet financing lease obligations. These fiscal year 2013 cash outflows were offset during the year by A$0.2 million in net proceeds received from sales of ordinary shares, A$ 0.1 million from an additional subscription of Series 1 Notes in August 2012 the and draw down on an inventory financing facility of A$0.5 million. Our net inflow of funds from financing activities during fiscal year 2012 was related primarily to the issuance of the Series 1 and Series 3 Notes (defined below and referred to in the table as convertible notes) and draw-downs of A$10.8 million the European Solar Project Facility (defined and described below under the heading “Indebtedness”). In addition, A$5.4 million of the borrowing proceeds reflected in the table above related to loans which were secured by our then-owned STCs. These loans were subsequently repaid during the year and hence this amount is also included in the total repayments of other borrowings shown for the year, together with A$3.0 million was repaid against the Series 2 notes as described below. There were no new equity issuances during fiscal year 2012

For the fiscal year ended June 30, 2012, net cash provided from financing activities was A$14.7 million as compared with A$9.4 million for the fiscal year ended June 30, 2011. During fiscal year 2012, our net borrowing increased by A$14.9 million, primarily as a result of the issuance of the Series 1 and Series 3 Notes net of issue costs (defined below and referred to in the table as convertible notes) ($1.1 million of the Series 1 Notes were was subscribed after June 30, 2012) and initial draw-downs under a new European Solar Project Facility that that was used to fund large-scale solar PV projects were A$10.8 million. The balance of the proceeds from borrowings of A$5.4 million related to loans taken out and subsequently fully repaid in fiscal year 2012 and which were secured by our then-owned STCs. A$3.0 million was repaid against the Series 2 notes as described below. There were no new equity issuances during fiscal year 2012 as compared with A$1.2 million during fiscal year 2011. This contrasts with fiscal year 2011, during which our net proceeds from equity issuances totaled A$1.2 million, from a placement of shares in the year at A$0.13 per share, and our net borrowings were A$8.4 million. The largest source borrowed funds during fiscal year 2011 were from the issuance of the Series 2 Notes.

Indebtedness

We currently have balances outstanding under a secured bank credit facility, three series of convertible notes, an installment note, multiple deferred payment plans with trade creditors and finance leases undertaken for the purchase of motor vehicles, equipment and machinery.

Bank Credit Facility (Secured)

As of November 30, 2013, we had an outstanding principal balance of A$0.99 million on an overdraft facility, unpaid banker’s undertaking and commercial loans from Westpac, the “Westpac Loan”. Interest accrues on the outstanding balance of the Westpac Loan at a default rate of 17.22% per annum. The Westpac Loan is secured by a first-ranking fixed and floating charge on the assets of the eco-Kinetics entities and is subject to our parent company’s guarantee. The agreements in place do not contain any financial covenants that are likely to restrict our operations or activities. Because the Westpac Loan matured on May 31, 2013 we deem the full balance to be due and payable. We are currently negotiating to defer the payoff of the Westpac Loan balance and to avoid the accrual of default interest, but there is no assurance that we will be able to do so.

Equity-linked Notes

As of November 30, 2013, we have outstanding face value A$19.5 million of equity-linked notes with conversion features or that were issued with warrants, the outstanding balances and key provisions of which are summarized below.

Equity-Linked Notes Amounts in A$(000)	Principal & Accrued Interest as of November 30, 2013
Series 1	9,214
Series 2	7,313
Series 3	3,003
Total	19,530

The terms of the equity-linked notes are summarized below, however, these summaries do not purport to be complete, and are qualified in their entirety by the note agreements which are attached as Exhibits  hereto and incorporated herein by reference.

Series 1 – secured (a copy of the note terms, as amended, is filed herewith as an Exhibit)

On May 30, 2012, we entered into a term credit facility, referred to as the Series 1 Notes (referred to as “Convertible Notes – Series 1 - secured” in Note 18 to our audited financial statements presented in Section F1), with an investor consortium pursuant to which we initially borrowed US$6.25 million and in August 2012, increased the borrowed amount to US$6.35 million. The conversion price is A$0.053 cents with a fixed exchange rate of A$0.97 per US$1.00. If the notes are redeemed on maturity and not converted into shares, note holders are entitled to additional warrants with a two year exercise period, which are convertible into our ordinary shares at the same conversion rate and price as the options granted to the note holders on 30 May 2012. In addition, we have the right to repay the convertible note loan balance at any time without penalty. The notes are subject to a number of financial and other covenants, including a prohibition on the payment of dividends and are secured by a first ranking fixed and floating charge over our assets, subject to the priority liens previously granted under the Westpac Loan. The Series 1 Notes mature on May 30, 2015 and are convertible at any time.

At June 30, 2013 we were in breach of certain covenants contained within the Series 1 convertible note agreements. In February 2013, we entered into an amended and restated credit agreement with the secured convertible note holders. Additional warrants were issued to the Series 1 convertible note holders under the amended agreement pursuant to which Series 1 Note holders can acquire, after June 30, 2013 but prior to February 13, 2018, up to 46,181,818 of our ordinary shares, with an exercise price of A$0.0275 per share. Under the terms of the amended convertible note agreement, we undertook to reduce the face value of the convertible notes through the sale of non-core assets and by June 30, 2013 to reduce the face value by at least US$2.5 million from the then current balance of US$6.35 million. Because we failed to reduce the face value by the requisite amount, the notes became subject to a redemption premium equal to 20% of the principal at maturity, in addition to interest that is required to be paid on the Series 1 Notes. Existing warrants totaling 50,016,604 warrants held by Series 1 Note holders and other loan providers were re-priced to an exercise price of A$0.0275 per share from A$0.053 per share.

On September 20, 2013, the Company issued 95 additional Series 1 Convertible Notes with a total face value of US$950,000. By the end of November, 2013 we were able to reduce the principal balance of the Series 1 Notes and the related 20% redemption premium at maturity to US$8.66 million by applying part of the proceeds from the sales of Larkden Technologies and CapTech. In addition, we are in final discussions to negotiate an additional amendment to the Series 1 Note terms upon execution of which the Series 1 Note holders will waive all defaults under the Series 1 Notes, capitalize all accrued interest into the Series Note principal balance of US$7.6 million, fix the exchange rate applicable to 364 of the 499 Series 1 Notes at A$1.00 = US$0.9379 and eliminate operating or financial covenants that could trigger a requirement for repayment or restrict our operations, other than a prohibition on the payment of dividends to our shareholders while the Series 1 Notes remain outstanding. The Series 1 Notes are transferable by the holders thereof and are also convertible in whole or in part into our ordinary shares at any time at the option of a Series 1 Note holder. None of the Series 1 Note conversion rights or Series 1 Warrants have been exercised as of the date of this registration statement.

Series 2 – secured (a copy of the note terms, as amended, is filed herewith as an Exhibit)

On February 9, 2011, we borrowed A$10.0 million pursuant to a convertible loan agreement with WHSP, referred to as the Series 2 Notes (referred to as “Secured other loans” in Sections F1 and F2). Subsequently, the Series 2 Notes were repaid to a principal balance of A$6.5 million and the Note terms were amended. Under the amended note terms, interest accrued at an annual rate of 15% on the principal balance and the Series 2 Notes are convertible to the extent that the number of shares issued on conversion shall not exceed 40 million ordinary shares based on a conversion price which is the lesser of A$0.12 per ordinary share or 90% of the VWAP of our common shares for the 30 days prior to conversion. There are no operating or financial covenants associated with the Series 2 notes that would trigger a requirement for repayment or restrict our operations other than our ability to pay dividends. The Series 2 lender was also issued warrants pursuant to which it may acquire, at any time prior to May 28, 2017, up to 20,000,000 of our ordinary shares at an exercise price of A$0.0275 per share (the “Series 2 Warrants”). Interest on the Series 2 Note was accrued but not paid between November 2012 and November 2013. In November 2013 we reached agreement with the Series 2 Note holder upon execution of which it will waive all defaults, reduce the interest rate to A$9.75% per annum, capitalize all interest due to November 2013 into the principal balance, grant the company an interest free period from December 2013 to June 2014, and reset and fixed the conversion price to A$0.10 per share. None of the Series 2 Note conversion rights or Series 2 Warrants have been exercised as of the date of this registration statement.

Series 3 – unsecured (a copy of the note terms, as amended, is filed herewith as an Exhibit)

In December 2011, we issued convertible notes to an investor consortium for US$2.0 million and in March, 2012 issued an additional US$0.4 million of such notes, collectively referred to as the 2011 Notes. In January 2013, we issued Series 3 Notes (referred to as “Convertible Notes – Series 2 - unsecured” in footnote 18 of our audited financial statements included in Sections F1) having a face value of US$2.75 million (which amount includes accrued interest on the 2011 Notes from their original issue date through the issue date of the Series 3 Notes). The holders of 2011 Notes received Series 3 Notes in exchange for all outstanding 2011 Notes and the 2011 Notes were cancelled. The Series 3 Notes are the same in all respects as the Series 1 Notes except that they mature on May 30, 2015 and are not secured. The Series 3 Notes are convertible at any time in whole or in part at a conversion price of A$0.053 per share. The Series 3 Notes bear interest at an annual rate of 9.75% per annum (and 15% if the Series 3 Notes are in default). We were not able to timely pay interest and have been in discussions with the holders of the Series 3 Notes to restructure the key terms. In November 2013 we reached an agreement whereby, once executed, the Series 3 Note holders agreed that for a period of 13 months from November 30, 2013 the non-payment of interest will not constitute an event of default (interest continues to accrue but will not be called for payment) and waive all defaults. There are no operating or financial covenants associated with the Series 3 notes that would trigger a requirement for repayment or restrict our operations other than a prohibition on the payment of dividends to our shareholders while the Series 3 Notes remain outstanding. In aggregate, the holders of the Series 3 Notes received warrants to purchase 14,128,292 of our ordinary shares on the same terms as the Series 1 Original Warrants, except that the exercise price of the warrants issued to Series 3 Note holders is A$0.053 per share (the “Series 3 Warrants”). None of the Series 3 Note conversion rights or Series 3 Warrants have been exercised as of the date of this registration statement.

European Solar Project Facility (No balance outstanding)

In May 2012, we entered into a USD $25 million credit facility with an investment fund for the purpose of financing our purchases and construction of Large-scale Solar projects developed by our solar PV division in Europe. The facility was utilized to finance the construction of approximately 5MW of large-scale solar PV projects in Italy that were developed during the final months of fiscal year 2012. The balance drawn under the facility, which reached a maximum of US$10.7 million, was repaid in full in December 2012 when the projects were sold. Although available to finance future developments through its maturity in December 2013, we are not currently utilizing this credit facility and have no plans to do so in the foreseeable future. If additional funds are drawn under the European Solar Project Facility, they will be secured by the assets of the project for which the funds are used. Repayment of the facility is also guaranteed by our parent corporation.

Installment Notes (unsecured)

In December, 2012, we issued installment notes in the principal amount of US$750,000 to a former trade creditor (the “Series A Installment Notes”). The Series A Installment Notes do not bear interest and are payable in 18 equal monthly installments of US$41,667, beginning in January 2013, in cash or, at our discretion, our common shares. If we issue common shares in payment of note installments, the price per share is calculated based on the weighted average price of our shares for the five trading days preceding the issuance of such shares. As of November 30, 2013, six installments have been paid through the issuance of 25,523,058 common shares and the outstanding principal balance of the Series A Installment Notes was US$500,000. Due to a trading halt on our ordinary shares (which was lifted on November 29, 2013) and our lack of liquidity, the installment payments due in the months of July through November have not been made and the Series A Installment Notes are in default. We are currently negotiating with the holders of Series A Installment Notes to determine the number of our ordinary shares that must be issued to bring the installment payments up to date. We expect to cure the defaults by making a share distribution following the Company’s December 15, 2013 installment due date, but there is no assurance that we will be able to reach an agreement to do so. The holder of the Series A Installment Notes also received warrants to purchase 3,537,764 of our ordinary shares on the same terms as the Series 1 Original Warrants issued in conjunction with the Series 1 Notes, none of which have been exercised as of the date of this registration statement.

The Company is currently negotiating an installment note arrangement with the Australian Tax Office to pay A$2,900,000 in past-due taxes. We are currently seeking to establish a repayment schedule that we can meet without adversely impacting our ongoing operations, however, there is no assurance that we will be successful in doing so.

In March, 2013, we issued an installment note to a trade creditor (the “Series C Installment Note) in the initial face amount of US$690,000 the “Series C Installment Notes”). The Series C Installment Notes do not bear interest and are payable in 12 equal monthly cash installments of US$57,500, beginning in January 2014 and ending in December 2014.

Inventory Financing Loan (unsecured)

In January 2013, we entered into an agreement with a consortium of lenders to establish an unsecured financing facility for the purpose of financing our purchases of inventory for our small-scale solar PV division. As of the date hereof, the balance drawn under the facility was US$500,000. The facility expires in January 2014 and must be repaid in full by that date. For each US$100,000 drawn down, US$130,000 was to be repaid within 90 days. The initial draw-downs under the Inventory Financing Facility became due in April 2013 and, together with interest thereon, our repayment obligation was $650,000 as of June 30, 2013, of which amount $150,000 has been repaid as of the date of this registration statement. We are currently negotiating with the lenders to establish a repayment schedule with the lender and the lender has confirmed that no additional interest is currently accruing on the loan. As of November 30, 2013, the balance of the Inventory Financing Loan was A$539,000.

Deferred Trade Obligations (unsecured)

As of June 30, 2013, we had past due balances with four large trade creditors who are collectively owed A$4.7 million. These deferred amounts are recorded on the balance sheet as of June 30, 2013 as current under the category of trade and other payables. Subsequent to the end of our 2013 fiscal year, Agreements were signed with these creditors to grant debt forgiveness to us totaling $2,800,000 and to defer payments of the negotiated balances over a period of between 3 and 5 months. The conditions of one of these agreements included the assignment of the creditor balance to a director-related entity (TRW Holdings Pty Ltd, an entity controlled by our Chairman and Managing Director, Gerrard McGowan). The debt forgiveness will become effective once we have finalized an agreement with TRW Holdings Pty Ltd., as further detailed in Item 7.B under the heading “Related Party Transactions” for the period subsequent to June 30, 2013.)

Clean Energy Bonds (Energy Bonds 1 – unsecured; Energy Bonds 2 – secured)

In June 2013, we launched an unsecured Clean Energy Bond offering in the United Kingdom(Energy Bonds 1) to develop larger-scale renewable energy projects in the United Kingdom, the United States and the Australia/New Zealand region. The offering period for Energy Bonds 1ended on July 2, 2013, Commencement Date 1, and the total gross proceeds raised under the offering was £994,500 (approximately A$1,660,000). Energy Bonds 1 bear interest at a rate of 7.5% per annum. Interest is payable in cash on the date that is three months following Commencement Date 1 and at each subsequent date that is three months thereafter until the redemption date of Energy Bonds 1. Energy Bonds 1 are redeemable by the holder thereof on the later of the fourth anniversary of the Commencement Date 1 or any subsequent anniversary thereof provided that the holder has provided a notice of redemption to us six months prior to the redemption date. We have the right to prepay Energy Bonds 1 in whole or in part at any time. Energy Bonds 1 are unsecured and we are not subject to any operating covenants or restrictions as a result of their issuance. A copy of the bond indenture is filed as an Exhibit to this registration statement.

On October 5, 2013, we launched a secured Clean Energy Bond offering in the United Kingdom (Energy Bonds 2) to develop larger-scale renewable energy projects in the United Kingdom. The offering closed on December 10, 2013, (Commencement Date 2) and the total gross proceeds raised under the offering was £7.5 million (approximately A$13.5 million). Energy Bonds 2 will bear interest at a rate of 6.5% per annum. Interest will be payable in cash on the date that is three months following Commencement Date 2 and at each subsequent date that is three months thereafter until the redemption date of Energy Bonds 2. Energy Bonds 2 are redeemable by the holder thereof on the later of the third anniversary of the Commencement Date or any subsequent anniversary thereof unless the holder has provided a notice of extension to us six months prior to the redemption date. We have the right to prepay the Energy Bonds 2 in whole or in part at any time. Energy Bonds 2 are secured over the assets of the entity issuing the bonds (Secured Energy Bonds, plc) and we are not subject to any operating covenants or restrictions as a result of their issuance. A copy of the bond indenture is filed as an Exhibit to this registration statement.

Finance Leases (secured)

We have aggregate obligations under various financing leases for equipment and motor vehicles aggregating A$497,000 as of November 30, 2013. The lessors have a perfected senior security interest in the equipment or vehicles covered by the leases. The terms of the leases vary with the longest scheduled to be retired in approximately 3 years. Required payments under our financing leases are generally monthly or quarterly. We recognize these financing lease obligations as debt on our balance sheet. As of June 30, 2013 A$197,000 of the financing leases were recorded as current obligations and the remaining A$327,000 finance lease balance was classified as non-current.

C.           Research and Development

Not Applicable.

D.           Trend Information

Other than as disclosed elsewhere in this registration statement, we are not aware of any trends affecting our businesses. Refer to Item 4.B under the heading “Market Overview and Business Segments” and Item 5.A under the heading “Overview”.

E.           Off-Balance Sheet Arrangements

Off-Balance Sheet Arrangements

Except for amounts due under operating lease commitments disclosed below in Section F of this Item 5 we do not have any material off-balance sheet commitments or arrangements.

F.            Tabular Disclosure of Contractual Obligations

As of November 30, 2013 our contractual, obligations, excluding trade creditors, were as set forth below:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(Amount in A $ 000)
Obligations under:
Operating leases	962	497	465	-	-
Financing leases	497	218	279	-	-
Borrowings and interest	22,165	20,058	265	1,842	-
Total	23,624	20,773	1,009	1,842	-

As of November 30, 2013 and subsequently through the date of this registration statement, we had no contractual commitments for the acquisition of property, plant or equipment.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth our directors and senior management, their ages and the positions they held as of the date of this registration statement on Form 20-F. All of our directors and senior management may be contacted at our principal executive offices located at Suite 2 – Level 2, 53 Cross Street Double Bay, Sydney, NSW 2028.

Name	Age	Position

Gerard McGowan	58	Managing Director and Chairman of our Board

Todd Barlow	35	Director (non-executive)

Carlo Botto	53	Senior Vice President, Strategy and Director

Richard Pillinger	39	Chief Financial Officer and Corporate Secretary

Patrick Lennon	55	Senior Vice President, Wind and Off Grid Solutions

James Greer	29	CEO of International Operations

Gerard McGowan is our Managing Director and Chairman of our Board and was appointed to our board in 2008. He joined the company as non-executive Chairman in 2004 and assumed an executive role in 2005 when he was appointed Managing Director. He was appointed Chairman in 2012 following the resignation from the Board of our non-executive Chairman, Mark Vaile. Prior to joining our company, Mr. McGowan’s business experience was concentrated in the air transport sector; he formerly served as an executive of TNT Express and Mayne Nickless Limited. Mr. McGowan launched Impulse Transportation Group in 1983 and subsequently founded Impulse Airlines in 1992. Impulse Airlines was sold to Qantas in 2001 and rebranded as JetStar, following which Mr. McGowan resigned from the company. Mr. McGowan is also the principal shareholder of TRW Pty. Limited, a private investment and advisory firm.

Todd Barlow is a non-executive member of our Board and was appointed to our Board in 2011. Mr. Barlow is the Managing Director of Pitt Capital Partners Limited, an independent corporate advisory firm owned by one of our largest shareholders, Washington H. Soul Pattinson and Company Limited, referred to as WHSP. Mr. Barlow has extensive experience in corporate finance, including advice on and implementation of mergers and acquisitions, financial structuring, capital raisings and stock exchange listings. Mr. Barlow has was previously a qualified lawyer at a major Australian law firm.

Carlo Botto is a member of our Board and joined CBD Energy in 2011, initially as a consultant. In 2012, he was appointed Senior Vice President of Strategy & Development and, in 2013, he was appointed as a Board member. Mr. Botto has extensive energy industry experience, having worked in various roles in the energy supply industry in Australia and North America over 30 years. These roles have included senior executive positions responsible for wholesale energy trading, retail marketing, corporate strategy, risk management and regulatory/corporate affairs. Immediately prior to joining our company, Mr. Botto was a senior executive with CLP (0002.HK) working in Melbourne, Australia from 2004 to 2010. Mr. Botto has a Bachelor of Engineering (Electrical) from University of NSW and a Graduate Diploma in Engineering (Asset Management) from Monash University.

Richard Pillinger is our Chief Financial Officer since October 2011 and also served as our Corporate Secretary since May 2010. Immediately prior to joining CBD Energy, Mr. Pillinger held positions with a number of WHSP affiliates, including portfolio Chief Financial Officer for Pitt Capital Partners Limited, BKI Investment Company and Souls Private Equity Limited and Chief Executive Officer of Corporate and Administrative Services Pty Ltd. WHSP is currently our second largest shareholder. Previous roles within other ASX listed companies include Group Finance Manager and Commercial Manager for Volante Group Limited and Commander Communications Limited, respectively. Mr. Pillinger has significant international business experience, having worked in accounting audit and advisory positions in London before relocating to Australia. Mr. Pillinger is a Fellow of the Institute of Chartered Accountants England & Wales and has a Bachelor of Science Degree from the University of Nottingham.

Patrick Lennon is our Senior Vice President of Wind and Off Grid Solutions and joined us in 2011. Mr. Lennon has over 30 years’ experience in the power sector in Australia, Asia and United States, including executive roles in power utilities, management consulting, power station engineering, engineering construction, contracting and engineering consulting. Prior to joining our company, he held positions as Executive and Director Business Development with Hydro Tasmania, Director with Roaring 40's, Managing Director with NEG Micon (merged with Vestas), Principal with UMS Group (a USA Management Consultancy), and was a senior member of Fluor Daniel's USA power team. Mr. Lennon holds a Bachelor Degree in Mechanical Engineering; Business Administration Diploma, and was a Certified Cost Engineer with the American Association of Cost Engineers. He is a current member of the Institute of Company Directors.

James Greer is our CEO of International Operations and joined us in 2009. With over three years of experience in developing cross-border international business as an independent agent of AustChina Investment and Development, Mr. Greer joined our company with an initial role of establishing our operations in Beijing (PRC) to handle critical supply chain and strategic relationships. In 2012, Mr. Greer was appointed Senior Vice President USA Development and relocated to the United States. Mr. Greer has a Bachelor of Business, International Trade from Victoria University, Melbourne and The University of International Business and Economics in Beijing where he completed his studies and gained fluency in Mandarin.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Arrangements

There are no known arrangements or understanding with any major shareholders, customers, suppliers or others pursuant to which any of our officers or directors were selected in their capacity as such.

B.            Compensation

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in the fiscal year ended June 30, 2013.

Amounts in A$	Short-term Benefits		Post-employment Benefits	Value of Share-based Payments
	Salary and Fees	Other	Superannuation	Shares	Options	Total
Gerard McGowan – CEO and Chairman	659,055	-	5,780	-	-	664,835
Mark Vaile – Independent Director*	30,581	-	2,752	-	-	33,333
Todd Barlow – Independent Director	64,220	-	5,780	-	-	70,000
Carlo Botto - Executive Director	300,000	-	25,000	-	-	325,000
Richard Pillinger	250,001	-	22,500	-	-	272,501
Edwin Cywinski**	226,000		31,215	-	-	257,215
Allan McClaren***	20,133	2,304	1,810	-	-	24,227
Patrick Lennon	321,102	39,138	28,899	-	-	389,139
James Greer	200,000	-	-	-	-	200,000
Total	2,071,092	41,442	123,736	-	-	2,236,250

* Mark Vaile served as non-executive chairman of the board until resigning effective January 31, 2013.

** Edwin Cywinski resigned May 13, 2013.

*** Allan McClaren retired August 17, 2012.

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in the fiscal year ended June 30, 2012.

Amounts in A$	Short-term Benefits		Post-employment Benefits	Value of Share-based Payments
	Salary and Fees	Other	Superannuation	Shares	Options	Total
Gerard McGowan – CEO and Chairman	633,765	136,364	5,780	-	-	775,909
Mark Vaile – Independent Director	91,743	-	8,257	-	-	100,000
James Anderson* - Independent Director*	194,296	-	3,987	-	-	198,283
Todd Barlow – Independent Director	64,220	-	5,780	-	-	70,000
Carlo Botto	296,203	-	26,658	-	-	322,861
Richard Pillinger	187,500	23,000	16,875	-	-	227,375
Edwin Cywinski	260,000	-	23,400	(11,997)	-	271,403
Allan McClaren	193,069	17,523	35,459	-	32,880	278,931
Patrick Lennon	321,101	19,603	28,899	-	-	369,603
James Greer	200,000	-	-	100,000	24,519	324,519
Total	2,441,897	196,490	155,095	88,039	57,399	2,938,884

* James Anderson resigned March 8, 2012.

Remuneration Policy

All key executives are eligible to receive a base salary, post-employment benefits (including superannuation), fringe benefits (including provision of a motor vehicle or the payment of a car allowance where necessary), options and performance incentives. Performance incentives are generally only paid once predetermined key performance indicators have been met. Our executives and members of our Board based in Australia receive a superannuation guarantee contribution required by the government, which is currently 9% of base salary, and do not receive any other retirement benefits. Some individuals, however, have chosen to allocate part of their annual compensation to increase payments towards superannuation.

The employment terms and conditions for all of our executives and directors are formalized in contracts of employment or service contracts. For employees, terms of employment require that an executive contracted person be provided with a minimum of 3 months’ notice prior to termination of an employment or service contract. A contracted person deemed employed on a permanent basis may terminate their employment by providing at least 3 months’ notice. Termination payments are not payable on resignation or under the circumstances of unsatisfactory performance.

The remuneration of directors and key executives is determined by the Remuneration Committee on an annual basis. The Board’s policy is to remunerate non-executive directors at market rates for time, commitment and responsibilities. All remuneration paid to key management personnel is valued at the cost to the company and expensed.

Service Agreements

The following key executives have service agreements as follows:

Gerard McGowan is engaged by CBD Energy Limited under a consulting agreement with TRW Pty Ltd to provide the full-time executive services of Gerard McGowan as our Managing Director. Mr McGowan’s service agreement expired on August 31, 2013 and discussions are currently underway between Mr McGowan and the Board on the terms of a new contract. Subject to agreement by both parties regarding performance-based incentives,, we anticipate entering into a new contract with Mr. McGowan, effective September 1, 2013 with a term of 3 years. While negotiations continue, Mr. McGowan is continuing to serve as our Managing Director at a base salary amount of A$550,000 p.a. indexed annually by us, plus a car allowance of A$55,000 p.a. Mr. McGowan is additionally paid A$70,000 inclusive of superannuation for his role on the Board and we anticipate that this will be the base salary for the initial year of a new contract with Mr. McGowan, if we can reach agreement with him on the terms of a new contract. The contract provisions for performance-based incentives are still under discussion. It is contemplated that these will include: (i) a short-term annual bonus comprised a cash and equity based component upon achievement of Board approved KPIs; (ii) a long-term equity based incentive based on achievement of specified performance metrics; and (iii) an equity based retention bonus if Mr. McGowan remains employed by us as of the end of his contract term . Mr. McGowan was paid a discretionary bonus of $136,364 in the 2012 financial year, which related to the 2011 financial year. As with prior contracts between us and Mr. McGowan, we anticipate that the company would retain the right to terminate the contract at any time without notice if serious misconduct has occurred. Until a contract has been agreed, there can be no assurance that we will be able to retain the services of Mr. McGowan.

Todd Barlow was engaged by CBD Energy Limited as a non-executive director as of February 2011. His compensation for his director services is currently A$70,000.00, which is inclusive of a superannuation contribution of 9% per annum.

Carlo Botto is employed by CBD Energy Limited on a part-time basis. Mr. Botto commenced his position with us in September 2011, with a base salary of $390,000, inclusive of superannuation. The company may terminate this employment agreement by providing 1 months’ notice. No specific termination benefit is payable to Mr. Botto upon termination.

Richard Pillinger is employed by CBD Energy Limited as a permanent, full- time employee. Mr. Pillinger commenced his position with us in October 2011, with a base salary of $272,500, inclusive of superannuation. He has a notice period of 3 months. The contract provides for a bonus upon meeting defined performance objectives by the executive and the Managing Director.

Patrick Lennon is employed by CBD Energy Limited as a permanent, full-time employee. Mr. Lennon commenced his position with CBD Energy Limited in May 2011, with a base salary of $350,000, inclusive of superannuation, plus a company car. He has a notice period of 12 months. The contract provides for the payment of a bonus based on achievement of budgets, which can be taken in cash or shares.

James Greer is employed by our subsidiary, CBD Energy USA Limited, as a full-time employee for work conducted in the USA and Australia. Mr Greer has a current base salary of $108,000 that is inclusive of local benefits. Mr. Greer is engaged by us under a consulting agreement with Sustainable Trading Solutions Ltd which has an agreement to perform for project related work conducted outside of the USA and Australia at a current annual rate of $97,500. Mr Greer’s employment contract is valid for 3 years and expires in May 2015.

Employee Equity Plan

Subject to requisite approvals, we expect to implement a share option or equity plan of which our executive officers and members of our Board would be beneficiaries. Shares or options issued pursuant to such a plan would dilute the equity interests of the holders of our ordinary shares.

C.            Board Practices

Introduction

Our Board is elected by and accountable to our shareholders. The Board is responsible for setting the Company’s strategic direction and providing effective governance over our affairs in conjunction with overall supervision of our business with the view of maintaining shareholder value.

Board Structure and Composition

The Board currently consists of three directors, including one non-executive director. The Chairman of our Board is responsible for the management of the Board and its functions and, in his capacity of Managing Director, also serves as our Chief Executive Officer. Our Constitution stipulates that we must have a minimum of three and not more than 10 directors.

The Company in general meeting may increase or reduce the maximum or minimum number of directors by ordinary resolution, but the minimum cannot be less than three. The directors may appoint any person as a director either to fill a casual vacancy or as an addition to the directors, but the total number of directors can never exceed the maximum number of 10. A newly appointed director must retire at the next following annual general meeting of the Company and, may submit himself or herself for and will be eligible for re-election at that meeting. At every annual general meeting one-third of the directors or, if their number is not a multiple of three then the next lowest whole number of directors divisible by three, but at minimum one will retire from office and be eligible for re-election. Notwithstanding the preceding sentences, each director will retire from office no later than at the third annual general meeting following his or her last election.

ASX Corporate Governance

ASX Corporate Governance Principles

In Australia there are no defined corporate governance structures and practices that must be observed by a company listed on the ASX. Instead, the ASX Corporate Governance Council has published the ASX Best Practice Guide, which contains what are called the Recommendations which articulate eight core principles which are intended to provide a reference point for companies about their corporate governance structures and practices. Under ASX listing Rule 4.10.3, companies are required to provide a statement in their annual report to shareholders disclosing the extent to which they have followed the Recommendations in the reporting period and where they have not followed all the Recommendations, identify the Recommendations that have not been followed and the reasons for not following them. It is not mandatory to follow the Recommendations. We believe we are in material compliance with the ASX Corporate Governance Principles. Set forth below are the material provisions of the ASX Corporate Governance Principles together with the reasons, where applicable, for variations therefrom.

1.	Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of board and management.

2.	Structure the Board to add value . Companies should have a board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties. During the past three fiscal years and subsequently through the date of this registration statement, we varied from the Recommendations in the following areas:

a)	No formal performance evaluation of the Board was conducted as the Board believes that we are not of a size, nor are our financial affairs of such complexity, to warrant such an exercise. The Board recognizes the importance of performance evaluations and will continually assess the necessity and timing of future performance evaluation.

b)	The Board believes that we are not of a size, nor are our financial affairs of such complexity, to justify the establishment of a Nomination Committee of the Board. All matters which might be properly dealt with by a Nomination Committee are considered by the full Board. The Board considers the necessity to establish a Nomination Committee annually.

3.	Promote ethical and responsible decision-making. Companies should actively promote ethical and responsible decision-making. We did not comply fully with the Recommendations because the small size of our Board prevented us from meeting the gender diversity provisions. There is no assurance that we will comply with this aspect of the Recommendations in the foreseeable future.

4.	Safeguard integrity in financial reporting. Companies should have a structure to independently verify and safeguard the integrity of their financial reporting. The small size of our Board and an insufficiency of non-executive independent directors prevent us from complying with the recommendation that the Audit Committee be comprised of at least three non-executive directors, the majority of which are independent. We intend to comply with the Recommendations in this regard as soon as practicable following the appointment of sufficient additional independent non-executive directors to the Board

5.	Make timely and balanced disclosure. Companies should promote timely and balanced disclosure of all material matters concerning the compliance.

a)	Due to the size of our company, we do not have written policies designed to ensure compliance with ASX Listing Rule disclosure requirements. Our executive officers and members of our Board are aware of the obligations for continuous disclosure under the ASX Listing Rules, and meet on a regular basis to ensure compliance.

6.	Respect the rights of shareholders. Companies should respect the rights of shareholders and facilitate the effective exercise of those rights.

7.	Recognise and manage risk. Companies should establish a sound system of risk oversight and management and internal control.

8.	Remunerate fairly and responsibly. Companies should ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to performance is clear. The small size of our Board and an insufficiency of non-executive independent directors prevents us from complying with the recommendation that the Remuneration Committee be comprised of at least three non-executive directors, the majority of which are independent. We intend to comply with the Recommendations in this regard as soon as practicable following the appointment of sufficient additional independent non-executive directors to the Board

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the ASX Best Practice Guide, the ASX recommends, but does not require, that a ASX-listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors, within the meaning of the rules of the ASX. Our Board currently has three members of which only one is a non-executive director and is deemed independent within the meaning of the ASX Best Practice Guide and applicable Australian regulations. Our Audit Committee consists of two directors, only one of which is a non-executive director. Accordingly, we currently do not comply with the Recommendations with respect to Audit Committee composition. Upon the effectiveness of this Registration statement it is our intention to add one or more non-executive directors who will replace the executive director on our Audit Committee and following which we expect to comply with the Recommendations regarding Audit Committee composition.

Our Board does not have regularly scheduled meetings at which only independent directors are present. The Board does, however, meet regularly and independent directors are expected to attend all such meetings. Our practices are consistent with the Recommendations, in that the Recommendations do not provide that independent directors should meet separately from the Board.

Committees of the Board of Directors

Our Board has appointed only two standing committees:

Audit Committee.

Our Board has established an Audit Committee, which operates under a charter approved by the Board. It is the Board's responsibility to ensure that an effective internal control framework exists within our company and its subsidiaries. This includes internal controls to deal with the effectiveness executive team limit risk of fraud and ensure integrity of financial reporting. The Committee’s primary functions are to make recommendations to the Board on the efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators. Our Board has delegated responsibility for establishing and maintaining a framework of internal control and ethical standards to the Audit Committee. The Audit Committee also provides our Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports.

The Board members comprising our Audit Committee are Todd Barlow and Carlo Botto, only one of whom is deemed independent. The audit committee meets at least two times per year. As soon as an additional independent director is appointed to our Board we intend to add such independent director to the Audit Committee and Mr. Botto has committed to resign from the Committee.

Remuneration Committee.

Our Board has established a Remuneration Committee to consider the structure and amount of remuneration of directors and executives to provide maximum stakeholder benefit from the retention of a high quality board and remuneration framework for directors.

The Remuneration Committee has adopted a charter that details the role and responsibilities of the Committee and its members. Key responsibilities include recommending:

• executive remuneration and incentive policies;

• our company’s recruitment, retention, performance management and termination policies for senior management; and

• establishing medium and long term incentive plans.

The members of our Remuneration Committee are Todd Barlow and Carlo Botto, only one of whom is an independent non-executive director. As soon as practicable following appointment of another independent director, it is our intention to have such director replace Mr. Botto on the Remuneration Committee.

Corporate Governance Requirements Arising from Our U.S. Listing — the Sarbanes-Oxley Act of 2002, SEC Rules and the NASDAQ Capital Market Rules.

The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the SEC, require all reporting companies, including foreign private issuers such as us, to comply with various corporate governance practices. In addition, if and when our ordinary shares are listed on the NASDAQ Capital Market, we will be subject to the corporate governance requirements contained in the listing rules of NASDAQ, many of which are more stringent than those of The Sarbanes-Oxley Act of 2002. Upon effectiveness of this registration statement, we intend to comply fully with the Sarbanes-Oxley Act of 2002 and such rules adopted by the SEC, and, even if not yet required, the applicable listing standards of the NASDAQ Capital Market as are necessary in connection with our application to qualify for listing on the NASDAQ Capital Market. The status of our NASDAQ listing application is described in Item 9.C under the heading “Markets.” We further intend to take all actions necessary to maintain our compliance with such corporate governance requirements.

The NASDAQ Marketplace Rules include certain accommodations in the corporate governance requirements for foreign private issuers, such as us, that allow such companies to follow “home country” (in our case Australian) corporate governance practices in lieu of the otherwise applicable NASDAQ corporate governance standards. The availability of such exceptions requires compliance with the NASDAQ Marketplace Rules, including Rule 5625, that we disclose each such NASDAQ Marketplace Rule that we do not follow and describe the home country practice we do follow in lieu of the relevant NASDAQ corporate governance standard. If and when our ordinary shares are listed on the NASDAQ Capital Market, we intend to continue to follow Australian corporate governance practices in lieu of the corporate governance requirements of the NASDAQ Marketplace Rules in respect of the following:

•	Quorum at Shareholder Meetings. NASDAQ requires under Rule 5620(c) that a quorum consist of holders of 33 1/3% of the outstanding ordinary shares. Applicable Australian Corporations laws and the ASX Listing Rules do not have an express requirement that each issuer listed on ASX have a quorum of any particular number of the outstanding ordinary shares, but instead allow a listed issuer to establish its own quorum requirements. Our quorum is currently two persons who are entitled to vote. We believe this quorum requirement is consistent with the requirements of the ASX and is appropriate and typical of generally accepted business practices in Australia.

•	Independent Director Majority on Board/Meetings. The NASDAQ Marketplace Rules generally, and Rules 5605(b)(1) and (2) specifically, require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. Applicable ASX and other Australian regulations do not require that a majority of corporate board members be independent as long as a company discloses this fact, nor do they require that independent directors meet separately from the board. Accordingly, even though we intend to add independent members to our Board in the future, they may not at all times constitute a majority of our directors and we do not intend to require our independent directors to meet separately from the full Board on a regular basis or at all. We believe that current practice in this regard is appropriate and typical of generally accepted business practices in Australia.

•	Director Independence. The definitions of what constitutes an independent director under Australian law or ASX regulations are not identical with requirements relating to the roles and obligations of independent directors for all purposes under the NASDAQ Marketplace Rules or under SEC Rule 10(A)3 that defines independence for Audit Committee members. The ASX, unlike NASDAQ and the SEC, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status. Subject to provisions intended to maintain continuity of Audit Committee oversight by allowing existing members to remain on the Audit Committee temporarily if they do not meet the independence requirements, SEC Rule 10A-3 requires that all Audit Committee be independent as defined therein. NASDAQ Rule 5605(c) further defines director independence for purposes of establishing director qualifications to serve on a NASDAQ-listed company’s Audit and Compensation Committees. However, if foreign private issuers, such as us, comply with applicable home-country rules and regulations, including those related to director independence, and if directors serving on such a company’s Audit Committee meet the requirements of SEC Rule 10A-3, then the NASDAQ Marketplace Rules grant exceptions to its own more stringent rules related to director independence. We intend to rely on the permitted exceptions to the NASDAQ Marketplace Rules related director independence for purposes of qualifying directors to serve on our Audit Committee and Compensation Committee.

•

Audit Committee Composition. The NASDAQ requirements under Rule 5605(c)(2) stipulate that to qualify for listing on NASDAQ Capital Market, the audit committee must be comprised of three members, each of whom meets the independence requirements of NASDAQ Marketplace Rule 5605(a)(2). The NASDAQ and ASX audit committee requirements are not identical because the Australian home-country rules do not require a minimum of three members to serve on the audit committee, nor do they require that all such directors be independent. Moreover, differences in the requirements of NASDAQ and ASX also arise because of the differences in the definitions of an independent director, as discussed above. We have an Audit Committee that is consistent with the requirements of the ASX Listing Rules and which we believe is appropriate and typical of generally accepted business practices in Australia. Moreover, our Audit Committee membership will, as of the effective date or this registration statement, meet the requirements of SEC Rule 10A-3 and SEC Rule 10A-3(b)(2) in particular. Other than our undertaking to continue to meet the requirements of regulations applicable in Australia and SEC Rule 10A-3, we intend to avail ourselves of the exemptions to the NASDAQ Marketplace Rules regarding audit committee composition.

•	Compensation Committee Composition. NASDAQ Marketplace Rule 5605(d)(2) stipulates that compensation of an issuer’s officers must be determined by, or recommended to the Board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. As noted above, we intend to rely on an exception to the NASDAQ Marketplace Rules that permits us to define director independence consistent with home-country practice rather than in accordance with NASDAQ Marketplace Rule 5605(a)(2). In addition, the NASDAQ compensation committee requirements are not identical to the ASX remuneration committee requirements because, while the applicable ASX listing standards recommend that listed companies establish a remuneration committee consisting of a majority of independent directors and an independent chairperson, they do not require that a company comply with this recommendation if it publicly discloses that it has not done so. Only one of our two Compensation Committee members, the Compensation Committee Chairman, is independent and we currently meet the requirements by making requisite disclosures. Although we intend to replace the non-independent director on our Compensation Committee with an independent director as soon as practicable, we will continue to comply with home-country practice and regulations and to avail ourselves of permitted exemptions to NASDAQ Marketplace Rule 5605(d)(2).

•	Director Nominations/Nominating Committee. NASDAQ Marketplace Rule 5605(e) requires that director nominees be selected to the board, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Applicable Australian and ASX regulations do not impose such a requirement. We expect that future director nominations and selection will continue to be determined by our full Board, consistent with past practice and applicable rules in our home country.

Directors’ Service Contracts

For a summary of directors’ service contracts providing for benefits upon termination of employment, see Item 6.B under the heading “Directors, Senior Management and Employees –Compensation – Service Agreements.”

Indemnification of Directors and Officers

In accordance with our Constitution, to the extent permitted by Australian law, each member of our Board is indemnified by us against any liability incurred to another person (other than us or a related body corporate) except where the liability arises out of conduct involving a lack of good faith. Accordingly each director is indemnified against any liability for costs and expenses incurred by the director in defending proceedings, whether civil or criminal, in which judgment is given in favor of the director or in which the director is acquitted, or in connection with an application in relation to such proceedings in which a court grants relief to the officer under the Corporations Act 2001 (Cth.). We also maintain insurance coverage for the benefit of our officers and directors. For the three fiscal years ended June 30, 2010, 2011 and 2012, respectively, and subsequently through the date hereof, we have not paid or become obligated to pay any indemnity claim related to any director and we there have been no claims against our directors and officers insurance policy.

D.            Employees

As of November 30, 2013, we employed approximately 108 employees world-wide being predominantly full-time, permanent employees. Our employees are supported from time-to-time by consultants and contractors, the number of which varies. The breakdown of employees at the end of each of our last three fiscal years and as of November 30, 2013 per divisions is:

	Number of Employees
	As of June 30,			As of November 30,
Business Segment	2011	2012	2013	2013
Head office	9	12	12	10
Solar PV	105	49	30	29
Large-scale wind	2	1	4	4
CapTech	17	18	18	-
Parmac	55	50	63	65
Total	188	130	127	108

Five of our 108 employees as of November 30, 2013 were located outside Australia, of which four were in the United Kingdom and one was in the United States. In addition, we engage specialist consultant and temporary personnel from time to time as required to meet the needs of our businesses. For our 2013 fiscal year, we engaged an average of 10 temporary personnel and subsequently through November 2013 we engaged an average of 6 temporary personnel.

We believe that our relations with employees are good and we have not experienced any significant labor stoppages or disputes. Except for approximately 30 employees of Parmac, our employees are not represented by labor unions or covered by collective bargaining agreements.

E.            Share Ownership

Beneficial Ownership of Senior Management and Directors

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of the table below are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

The following table presents certain information regarding the beneficial ownership of our ordinary shares as of November 30, 2013 by:

•	each person known by us through substantial shareholder notices filed with the ASX to be the beneficial owner of more than five percent (5%) of our ordinary shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current directors and executive officers as a group.

Name and Address of Beneficial Owner (1) (as of November 30, 2013)	Amount and Nature of Beneficial Ownership	Percent of Class (2)

Solon SE
Locked Bag 200049, Melbourne, VIC 3011 (3)	69,545,294	13.30%
Washington H Soul Pattinson & Company Limited
GPO BOX 479, Sydney, NSW 2001 (4)	62,456,253	11.95%
Directors and Executive Officers:

Mr. Gerard McGowan (5)	17,899,436	3.42%

Mr. Todd Barlow (6)	0	*

Mr. Carlo Botto (7)	500,000	0.10%

Mr. James Greer (8)	1,802,581	0.34%

Mr. Richard Pillinger (9)	0	*

Mr. Patrick Lennon (10)	0	*

Executive officer (as defined by Rule 3b-7 of the Securities and Exchange Act of 1934) and directors as a group (7 persons, including the executive officer and directors names above)	26,115,367	4.99%

* Represents beneficial ownership of less than 1%

(1)	Unless otherwise indicated, the address for each of the shareholders is c/o CBD Energy Limited, Suite 2 - Level 2, 53 Cross Street Double Bay, Sydney, NSW 2028.

(2)	The applicable percentage of ownership for each beneficial owner is based on 522,847,345 ordinary shares outstanding as of November 30, 2013. In calculating the number of shares beneficially owned by a shareholder and the percentage of ownership of that shareholder, ordinary shares issuable upon the exercise of options or warrants, or the conversion of other securities held by that shareholder, that are exercisable within 60 days, are deemed outstanding for that holder; however, such shares are not deemed outstanding for computing the percentage ownership of any other shareholder.

(3)	Information is as of November 30, 2013 and is based on shareholder of record and other information known to us.

(4)	Information is as of November 30, 2013 and is based on shareholder of record and other information known to us.

(5)	Includes 6,000,000 shares of nonqualified stock options which are exercisable for ordinary shares over 5 years at A$0.20 expiring on November 27, 2013 and over 3 years at A$0.20 expiring on December 19, 2013. Voting power is shared with TRW Holdings Pty Limited, the beneficial owner of the shares.

(6)	Information is as of November 30, 2013 and is based on shareholder of record and other information known to us.

(7)	All shares owned by Mr. Botto’s spouse, the beneficial ownership of which is disclaimed.

(8)	Includes 300,00 shares of nonqualified stock options which are exercisable for ordinary shares over 3 years at A$0.25 expiring on December 31, 2014.

(9)	Information is as of November 30, 2013 and is based on shareholder of record and other information known to us.

(10)	Information is as of November 30, 2013 and is based on shareholder of record and other information known to us.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

Two shareholders known to us owned beneficially more than 5% of our ordinary shares as of November 30, 2013. See Item 6.E under the heading “Directors, Senior Management and Employees – Share Ownership.” This was reduced from three such shareholders as of June 30, 2012. Hunter Hall Investment Fund has disposed of its shareholding in totality.

As of November 30, 2013, 3.85% of our ordinary shares were held in the United States by 6 holders of record, and 93.66% of our ordinary shares were held in Australia by 3,074 holders of record.

None of the holders of our ordinary shares has different rights from other shareholders.

B.           Related Party Transactions

During the prior three fiscal years and subsequently through the date of this registration statement, other than as disclosed below, we have not entered into any transactions or loans between us and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us; (b) associates; (c) individual owning, directly or indirectly, an interest in our voting power that give them significant influence over us, and close members of any such individual’s family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such person is able to exercise significant influence. The value of the consideration ascribed to these transactions was at the exchange value at the time the transactions occurred and at the amounts agreed to by parties. We believe that all of these transactions were conducted on terms substantially equivalent to those that would have been established for similar transactions with non-affiliated parties.

During the period from July 1, 2013 through the date hereof:

•	Subsequent to the end of our 2013 fiscal year, TRW Holdings Pty Ltd, an entity in which Gerard McGowan (our Managing Director and director) has a controlling interest, received payments for reimbursement of travel expenses and other operating disbursements incurred on behalf of our company in the aggregate amount of A$138,714, which amount includes GST.

•	From June30, 2013 to November 30, 2013, we paid Pitt Capital Partners Limited (an entity in which a Director, Todd Barlow has a direct interest) an advisory fee of A$180,290 in relation to the sale of the Captech business. Pitt Capital Partners Limited is an affiliate of WHSP, our largest shareholder.

•	From June 30, 2013 through August 30, 2013, the date when we consummated the sale of our wholly-owned subsidiary Capacitor Technologies Pty Ltd., or Captech, CapTech paid Brodpower Pty Ltd, A$58,025 for contract maintenance and repair services. Yuri Brodsky was the Managing Director of CapTech prior to its sale by us and had an ownership interest in Brodpower Pty Ltd.

During the fiscal year ended June 30, 2013:

•	TRW Holdings Pty Ltd, an entity in which Gerard McGowan (our Managing Director and director) has a controlling interest, received payments for executive services provided by Mr. McGowan and for underwriting fees, reimbursement of travel expenses and other operating disbursements incurred on behalf of our company. The total amount paid or payable to TRW Holdings Pty Ltd, including GST, for services, other than for the services of Mr. McGowan acting as Chairman and Managing Director of CBD Energy Ltd, was $91,915.

•	During our fiscal year ended June 30, 2013, we committed to pay Pitt Capital Partners Limited (an entity in which a Director, Todd Barlow has a direct interest) an advisory fee equal to 10% of the net proceeds derived from the sale of non-core assets sold with such firm’s assistance. No fees relating to this assignment were paid to Pitt Capital Partners during our 2013 fiscal year. However, as described immediately above, fees were paid in September 2013 (after our fiscal 2013 year-end) in relation to the sale of the CapTech business. Pitt Capital Partners Limited is an affiliate of WHSP, our largest shareholder.

•	Through June 30, 2013, our wholly-owned subsidiary, Capacitor Technologies Pty Ltd., or CapTech, paid Brodpower Pty Ltd, A$409,660 for contract maintenance and repair services. Yuri Brodsky, the Managing Director of CapTech has an ownership interest in Brodpower Pty Ltd.

During the fiscal year ended June 30, 2012:

•	TRW Holdings Pty Ltd, an entity in which Gerard McGowan (our Managing Director and director) has a controlling interest, received payments for executive services provided by Mr. Gerard McGowan and for underwriting fees, reimbursement of travel expenses and other operating disbursements incurred on behalf of our company in the aggregate amount of A$4,596, which amount includes GST for services other than those of Mr. McGowan acting as our Managing Director.

•	Corporate and Administrative Services Pty Ltd, a company wholly owned by Pitt Capital Partners Limited (an entity in which a director, Todd Barlow, has a direct interest), received payments for consulting, corporate services, reimbursement of travel expenses and other operating disbursements. The total amount payable to Corporate and Administrative Services Pty Ltd was A$22,085.

•	Our wholly-owned subsidiary, Capacitor Technologies Pty Ltd., or CapTech, paid Brodpower Pty Ltd, A$375,904 for contract maintenance and repair services. Yuri Brodsky, the Managing Director of CapTech has an ownership interest in Brodpower Pty Ltd.

•	We paid Edwin Cywinski, then the senior executive responsible for our solar PV businesses, A$1,286,000 in contingent consideration in his capacity as a former stockholder of eco-Kinetics; the contingent consideration is related to the achievement by eco-Kinetics of certain performance parameters as stipulated in the January 2010 acquisition agreement.

During the fiscal year ended June 30, 2011:

•	TRW Holdings Pty Ltd, an entity in which Gerard McGowan (our Managing Director and director) has a controlling interest, received payments for executive services provided by Mr. McGowan and for underwriting fees, reimbursement of travel expenses and other operating disbursements incurred on behalf of our company in the aggregate amount of $101,108, which amount includes GST for services other than those of Mr. McGowan acting as our Managing Director.

•	Corporate and Administrative Services Pty Ltd, a company wholly owned by Pitt Capital Partners Limited (an entity in which a director, Todd Barlow, has a direct interest), received payments for consulting, corporate services, reimbursement of travel expenses and other operating disbursements of $90,875 and Pitt Capital Partners Limited received direct payments for corporate services of $126,066. Pitt Capital Partners Limited is an affiliate of WHSP, our largest shareholder.

•	Our wholly-owned subsidiary, Capacitor Technologies Pty Ltd., or CapTech, paid Brodpower Pty Ltd, A$256,767 for contract maintenance and repair services; Yuri Brodsky, the Managing Director of CapTech, has an ownership interest in Brodpower Pty Ltd.

•	We paid Edwin Cywinski, then the senior executive responsible for our solar PV businesses, A$1,953,000 in contingent consideration (cash and stock) in his capacity as a former stockholder of eco-Kinetics; the contingent consideration is related to the achievement by eco-Kinetics of certain performance parameters as stipulated in the January 2010 acquisition agreement.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.            FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

In accordance with Item 18 of this registration statement, our audited financial statements for the fiscal years ended June 30, 2013 and 2012 are included as Section F1 and our audited financial statements for the three fiscal years ended June 30, 2012, 2011 and 2010 are included as Section F2.

Legal Proceedings

We are not involved in any significant legal, arbitration or governmental proceedings. We are not aware of any pending significant legal, arbitration or governmental proceedings with respect to CBD Energy.

Dividend Distribution Policy

We have never paid cash dividends to our shareholders. Except as permitted by the Corporations Act, under our Constitution dividends may only be paid out of our profits. Any future dividend policy will be determined by the Board and will be based upon various factors, including our results of operations, financial condition, current and anticipated cash needs, future prospects, contractual restrictions and other factors as the Board may deem relevant.

B. Significant Changes

The following material events have occurred subsequent to June 30, 2013 on the dates indicated:

July 22, 2013	Termination of Merger Agreement	On July 22, we announced that the Merger Agreement signed with Westinghouse Solar Inc has been terminated.

August 30, 2013	Sale of Captech

On August 30, 2013 the Company’s 100% owned subsidiary Capacitor Technologies Pty Ltd (Captech) was disposed of for $1,788,000 resulting in no material gain or loss being recognised. The net proceeds realised from the sale have been used to reduce debt.

September 20, 2013	Issue of Convertible Notes	On September 20, 2013, the Company issued 95 additional Series 1 Convertible Notes (refer Note 18(c)(i) of our audited financial statements in section F1) with a total face value of US$950,000.

October 5, 2013	Launch of UK Bond Issue	On October 5, 2013, we launched a secured retail bond offering in the United Kingdom, the details and status of which are described in Item 5.B above under the heading “Liquidity and Capital Resources”.

ITEM 9.            THE OFFER AND LISTING

A.            Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX under the symbol “CBD” since our initial public offering on June 29, 1988. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares as quoted on the ASX.

	CBD Ordinary Share Closing Prices
	A$		US$ (1)
	High	Low	High	Low
Fiscal Year
2009	0.1700	0.0310	0.1271	0.0232
2010	0.1950	0.0750	0.1720	0.0662
2011	0.2000	0.0960	0.1976	0.0949
2012	0.1450	0.0400	0.1496	0.0413
2013	0.0460	0.0060	0.0472	0.0062

Fiscal Year 2012
First Quarter	0.1450	0.0670	0.1521	0.0703
Second Quarter	0.1100	0.0700	0.1113	0.0708
Third Quarter	0.1050	0.0550	0.1108	0.0581
Fourth Quarter	0.0640	0.0400	0.0646	0.0404
Fiscal Year 2013
First Quarter	0.0460	0.0310	0.0478	0.0322
Second Quarter	0.0300	0.0150	0.0312	0.0156
Third Quarter	0.0330	0.0160	0.0343	0.0166
Fourth Quarter	0.0180	0.0060	0.0179	0.0060
Fiscal Year 2014
First Quarter	No market activity – trading suspended

Month (2013)
February	0.0270	0.0160	0.0279	0.0165
March	0.0270	0.0170	0.0279	0.0176
April	0.0180	0.0120	0.0187	0.0125
May	0.0150	0.0090	0.0154	0.0093
June	0.0100	0.0060	0.0094	0.0057
July - October	No market activity – trading suspended
November	0.0160	0.0100	0.0149	0.0093

Note 1:	Solely for the convenience of the reader, the high and low closing prices of our ordinary shares have been translated from Australian to U.S. dollars using the average rate of exchange for each respective period based on the 4pm market daily rates for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of Australia.

For a description of the rights of our ordinary shares, see Item 10.B under the heading – “Constitution”

B.           Plan of Distribution

Not applicable.

C.           Markets

Our ordinary shares are listed and traded on the Australian Securities Exchange Ltd., or ASX. We have applied to NASDAQ to have our ordinary shares traded on the NASDAQ Capital Market, but it is unlikely that our application will be approved prior to the effective date of this Registration Statement. NASDAQ is continuing to review our application and qualifications and has advised us that at least the following conditions must be met in order to meet the applicable NASDAQ listing requirements, only some of which are within our control:

-	effecting the share consolidation (reverse stock split) that was approved by our shareholders at our annual general meeting of shareholders on November 26, 2013 at a ratio that results in the trading price of our shares exceeding US$4.00 ;

-	achieving a market capitalization of our ordinary shares of at least US$15 million (as calculated in accordance with the applicable NASDAQ Marketplace Rules);

-	achieving a value of our stockholders’ equity of at least US$5 million;

-	appointment of at least one additional independent director; and

-	agreement of at least three NASDAQ-qualified broker-dealers to serve as market makers for our ordinary shares .

In addition to the above conditions, NASDAQ may require that we meet additional conditions about which we are not yet aware.

As we do not expect to meet the requirements of NASDAQ prior to the time of effectiveness of this registration statement, we are seeking to have our shares trade over the counter in the FINRA-administered OTCBB market. Upon effectiveness of this registration statement, we believe we will meet all of the requirements for our ordinary shares to be traded by market-maker participants in the OTCBB market. We will continue our efforts to qualify for NASDAQ listing as soon as practicable.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10.            ADDITIONAL INFORMATION

A.            Share Capital

Our equity securities outstanding are comprised solely of ordinary shares and no preference shares. All of our issued and outstanding ordinary shares are fully paid. We do not have a limit on our authorized share capital and do not recognize the concept of par value under Australian law. No ordinary shares are held by us on behalf of CBD Energy.

As of June 30, 2011, the end of our fiscal year, we had 453,336,666 ordinary shares outstanding. During our 2011 fiscal year, we issued a total of 79,385,704 ordinary shares as follows:

Issue Date	Number Of Shares	Issue Price Per Share A$
October 18, 2010	9,811,539	0.13
October 25, 2010	1,211,537	0.14
October 28, 2010	11,984,896	0.13
February 4, 2011	56,377,732	0.10

As of June 30, 2012 and September 31, 2012, we had 472,504,060 ordinary shares outstanding. During our 2012 fiscal year, our share issuances totaled 19,167,394 ordinary shares, all of which were issued on October 31, 2011, at a price of A$0.09 per share.

On January 14, 2013, we issued 3,443,000 ordinary shares at a price of A$0.019 per share and, on February 13, 2013, we issued 9,313,797 ordinary shares at a price of A$0.026 per share. In May 2013, we announced a share purchase plan in which our eligible shareholders could participate.  Under the share purchase plan, these shareholders were offered the opportunity to purchase our ordinary shares having a value of up to A$15,000 at a price per ordinary share of A$0.013, a 20% discount to the volume weighted average price of our ordinary shares over the 20 business days prior to May 3, 2013.  The offer to acquire our ordinary shares under the share purchase plan was closed on June 17, 2013 and 15,923,109 ordinary shares were subscribed, raising gross proceeds of A$207,000.  On June 27, 2013 we issued 21,663,379 ordinary shares at a price of A$0.008 per share. After giving effect to the share purchase plan and other issuances, as of November 30, 2013, we had 522,847,345 ordinary shares outstanding.

As of November 30, 2013, we had outstanding warrants and options to purchase 126,214,488 of our ordinary shares in the amounts and at the exercise prices shown below:

Expiry Date	Exercise Price Per Share (A$)	Vested and Exercisable at June 30, 2013
11/27/13*	0.2000	9,200,000
12/19/13	0.2000	12,000,000
12/31/14	0.2500	350,000
05/28/15	0.0275	20,000,000
05/30/17	0.0130	30,016,604
12/12/17	0.0530	4,717,009
12/30/17	0.0530	12,949,057
02/13/18	0.0130	46,181,818
Total		135,414,488
* Expired unexercised

As of November 30, 2013, we had outstanding various notes that entitled the holders to convert such notes into an aggregate of 260,058,519 ordinary shares as further described above in Item 5.B under the heading “Liquidity and Capital Resources – Indebtedness - Equity-linked Notes”.

B.           Constitution

Our constituent document is a Constitution. The Constitution is subject to the terms of the Listing Rules of ASX Limited (ASX) and the Corporations Act 2001 (Cth). The Constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution of which notice has been given and that has been passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution. The Constitution cannot override many of the key provisions contained in the Corporations Act 2001 (Cth).

Purposes and Objects

As a public company we have all the rights, powers and privileges of a natural person. Our Constitution does not provide for or prescribe any specific objects or purposes.

The Powers of the Directors

Under the provision of our Constitution our directors may exercise all the powers of our company in relation to:

Management of Company

The business is managed by the directors who may exercise all the powers of our company that are not by the Corporations Act 2001 (Cth) or by this constitution required to be exercised by shareholders in general meeting subject nevertheless to any provision of this constitution and to the provisions of the Corporations Act 2001 (Cth).

Members Approval to Significant Changes

The directors must not make a significant change (either directly or indirectly) to the nature and scale of our activities except after having disclosed full details to ASX in accordance with the requirements of the Listing Rules of the ASX and the directors must not sell or otherwise dispose of the main undertaking of our company without the approval of shareholders in general meeting, except where prescribed exception to this requirement applies, in accordance with the requirements of the Listing Rules.

Rights Attached to Our Ordinary Shares

All shares on issue by the Company are ordinary shares and as such the rights pertaining to these ordinary shares are the same. There are no ordinary shares which have superior or inferior rights.

The concept of authorized share capital no longer exists in Australia and as a result, our authorized share capital is unlimited. All our outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to our ordinary shares are as follows:

Dividend Rights. The directors may declare that a dividend be paid to the members according to the shareholders’ pro rata shareholdings and the directors may fix the amount, the time for payment and the method of payment. No dividend is payable except in accordance with the Corporations Act 2001 (Cth) as amended from time to time and no dividend carries interest as against the Company.

Voting Rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, or by proxy, attorney or representative appointed pursuant to our Constitution. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place. At the reconvened meeting, the required quorum consists of any two members present in person, or by proxy, attorney or representative appointed pursuant to our Constitution. The meeting is dissolved if a quorum is not present within 30 minutes from the time appointed for the meeting.

An ordinary resolution, such as a resolution for the declaration of dividends, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy, or by written ballot and voting thereon. Under our Constitution, a special resolution, such as amending our Constitution, approving any change in capitalization, winding-up, authorization of a class of shares with special rights or preferences, or other changes as specified in our Constitution, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting in person, by proxy or by written ballet, and voting thereon.

Rights in Our Profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.

Rights in the Event of Liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, and the passing of a special resolution giving effect to the following, our assets will be distributed to the holders of ordinary shares in proportion to the capital at the commencement of the liquidation paid up or which ought to have been paid up on the shares held by them, respectively. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights, such as the right in winding up to payment in cash of the amount then paid up on the share, and any arrears of dividend in respect of that share, in priority to any other class of shares.

Changing Rights Attached to Shares

According to our Constitution, the rights attached to any class of shares, unless otherwise provided by the terms of the class, may be varied with either the written consent of the holders of not less than 75% of the issued shares of that class or the sanction of a special resolution passed at a separate general meeting of the shares of that class.

Annual and Extraordinary Meetings

Our directors must convene an annual meeting of shareholders at least once every calendar year, within five months of our last fiscal year-end balance sheet data. Notice of at least 28 days prior to the date of the meeting is required. A general meeting may be convened by any director, or one or more shareholders holding in the aggregate at least 5% of our issued capital. A general meeting must be called by the directors if requested by one or more shareholders holding in aggregate at least 5% of our issued capital or at least 100 shareholders who are entitled to vote. The directors must call the meeting not more than 21 days after the request is made. The meeting must be held not later than two months after the request is given.

Limitations on the Rights to Own Securities in Our Company

Subject to certain limitations on the percentage of shares a person may hold in our company, neither our Constitution nor the laws of the Commonwealth of Australia restrict in any way the ownership or voting of shares in our company.

Changes in Our Capital

Pursuant to the Listing Rules, our directors may in their discretion issue securities to persons who are not related parties of our company, without the approval of shareholders, if such issue, when aggregated with securities issued by our company during the previous 12 month period would be an amount that would not exceed 15% of our issued capital at the commencement of the 12 month period. Other allotments of securities (other than those falling within a prescribed exception under the Listing Rules) require approval by an ordinary resolution of shareholders.

C.           Material Contracts

Please see Item 4.B under the heading “Business Overview”.

D.           Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars or other currencies. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transaction, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply and under such there are either exemptions or limitations on the level of tax to be withheld.

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, in certain circumstances foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975, or the Takeovers Act. Australia's Foreign Investment Policy (Policy) operates alongside the Takeovers Act and places further limitations on foreign acquisitions. Although the Policy does not have the force of law, the Treasurer will refer to it in making decisions under the Takeovers Act. Further, non-compliance can lead to negative impacts such as negative views on future FIRB applications and strained relations between the company and the government.

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, or parties acting in concert, is prohibited from acquiring 15% or more of the shares in any company having total assets of A$248 million or more (or A$1,078 million or more in case of U.S. investors in non-sensitive sectors) without the Australian Treasurer’s prior approval. “Associates” is a broadly defined term under the Takeovers Act and includes:

•	spouses, lineal ancestors and descendants, and siblings;

•	partners, officers of companies, the company, employers and employees, and corporations;

•	their shareholders related through substantial shareholdings or voting power;

•	corporations whose directors are controlled by the person, or who control a person; and

•	associations between trustees and substantial beneficiaries of trust estates.

In addition, if a foreign person acquires shares in a company having total assets of A$248 million or more (or A$1,078 million or more in case of U.S. investors) and, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate, seeking approval for the transaction would be advisable. It is not an offence to complete such a transaction, however if such a transaction proceeded unapproved, the Treasurer would retain residual transaction blocking and divestment rights if he forms the view that such a transaction is against the "national interest". Effectively this means that if the approval was not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ordinary shares. At present, we do not have total assets of A$248 million or more. At this time, our total assets do not exceed any of the above thresholds and therefore no approval would be required from the Australian Treasurer. Nonetheless, should our total assets exceed the threshold in the future, we will need to be mindful of the number of ordinary shares that can be made available, and monitor the 40% aggregate shareholding threshold for foreign persons (together with their associates) to ensure that it will not be exceeded without an application to the Australian Treasurer’s for approval having been contemplated and submitted if considered necessary.

Each foreign person seeking to acquire holdings in excess of the above caps (including their associates, as the case may be) would need to complete an application form setting out the proposal and relevant particulars of the acquisition/shareholding. The Australian Treasurer then has 30 days to consider the application and make a decision. However, the Australian Treasurer may extend the period by up to a further 90 days by publishing an interim order. As for the risk associated with seeking approval, the Policy provides that the Australian Treasurer may reject an application if it is contrary to the national interest.

If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Australian Treasurer for our company, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$248 million; or (ii) any direct or indirect ownership in Australian residential real estate and certain non-residential real estate.

The percentage of foreign ownership in our company would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Since we have no current plans for any such acquisition and do not own any property, any such approvals required to be obtained by us as a foreign person under the Takeovers Act will not affect our current or future ownership or lease of property in Australia.

Our Constitution does not contain any additional limitations on a non-resident’s right to hold or vote our securities.

Australian law requires the transfer of shares in our company to be made in writing if the company's shares are not quoted on the Australian Securities Exchange. Under current stamp duty legislation no stamp duty will be payable in Australia on the transfer of ordinary shares.

E.            Taxation

The following is a discussion of Australian and United States tax consequences material to our shareholders. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question or by court. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

Holders of our ordinary shares should consult their own tax advisors as to the United States, Australian or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

E.1.          AUSTRALIAN TAX CONSEQUENCES

In this section we discuss the material Australian tax considerations that apply to non-Australian tax residents with respect to the acquisition, ownership and disposal of the absolute beneficial ownership of ordinary shares. This discussion is based upon existing Australian tax law as of the date of this registration statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of shares.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable to non-Australian resident shareholders that are not operating from an Australian permanent establishment (Foreign Shareholders) will be subject to dividend withholding tax, to the extent the dividends are not foreign sourced and declared to be conduit foreign income (CFI) and are unfranked. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not CFI paid by us to which a resident of the United States is beneficially entitled is limited to 15%.

If a company that is a non-Australian resident shareholder owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to nil.

Tax on Sales or other Dispositions of Shares - Capital Gains Tax

Foreign Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last 2 years.

Foreign Shareholders who, together with associates, own a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain shareholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, other than non-resident shareholders, this discount is 50%. Net capital gains are calculated after reduction of capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares - Shareholders Holding Shares on Revenue Account

Some Foreign Shareholders may hold shares on revenue rather than on capital account, for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. Some relief from Australian income tax may be available to such non-Australian resident shareholders under the Double Taxation Convention between the United States and Australia.

To the extent an amount would be included in a non-Australian resident shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a shareholder were a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax applicable would be limited by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No transfer duty is payable by Australian residents or foreign residents on the trading of shares that are quoted on the ASX or NASDAQ/OTC.

Australian Death Duty

Australia does not have estate or death duties. As a general matter, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax (as discussed above).

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax.

E.2          UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

In this section, we discuss material U.S. federal income tax considerations applicable to an investment in ordinary shares by a U.S. holder, as defined below, that will hold the ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. We do not discuss the tax consequences to any particular holder nor any tax considerations that may apply to holders subject to special tax rules, such as banks, insurance companies, individual retirement and other tax-deferred accounts, regulated investment companies, individuals who are former U.S. citizens or former long-term U.S. residents, dealers in securities or currencies, tax-exempt entities, persons subject to the alternative minimum tax, persons that hold ordinary shares as a position in a straddle or as part of a hedging, constructive sale or conversion transaction for U.S. federal income tax purposes, persons that have a functional currency other than the U.S. dollar, persons that own (directly, indirectly or constructively) 10% or more of our equity or persons that are not U.S. holders.

In this section, a “U.S. holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:

•               an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•               a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•               an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•               a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

As used in this section, a “non-U.S. holder” is a beneficial owner of ordinary shares that is not a U.S. holder or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that will hold ordinary shares should consult their tax advisors.

You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of ordinary shares in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.

Dividends

Subject to the passive foreign investment company rules, discussed below, U.S. holders will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of ordinary shares, with respect to ordinary shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income at the time of receipt. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits, as so determined, the excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the ordinary shares and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be reported as dividend income for U.S. information reporting purposes. See “Backup Withholding Tax and Information Reporting” below. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate shareholders.

A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a certain holding period requirement is met (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date). Each U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if (it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision or (b) with respect to any dividend it pays on ordinary shares which are readily tradable on an established securities market in the United States. We expect to be considered a qualified foreign corporation with respect to our ordinary shares because we believe we are eligible for the benefits under the Double Taxation Convention between Australia and the United States. Accordingly, dividends we pay generally should be eligible for the reduced income tax rate. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid. U.S. holders should consult their own tax advisers.

Includible distributions paid in Australian dollars, including any Australian withholding taxes, will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of actual or constructive receipt, the tax basis of the U.S. holder in those Australian dollars will be equal to their U.S dollar value on that date and, as a result, a U.S. holder generally should not be required to recognize any foreign exchange gain or loss.

If Australian dollars so received are not converted into U.S. dollars on the date of receipt, the U.S. holder will have a basis in the Australian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to such U.S. holder and generally such gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends received by a U.S. holder with respect to ordinary shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends will be categorized as “passive” or “general” income depending on a U.S. holder’s circumstance.

Subject to certain complex limitations, a U.S. holder generally will be entitled, at its option, to claim either a credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Australian taxes withheld by us. If a U.S. holder elects to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld by us for a particular taxable year, the election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. holder in the particular taxable year.

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “Australian Tax Considerations — Taxation of Dividends.”

Sale or Exchange of Ordinary Shares

Subject to the passive foreign investment company rules, discussed below, a U.S. holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of ordinary shares equal to the difference between the amount realized on the disposition and the U.S. holder’s adjusted tax basis in the ordinary shares. Any gain or loss recognized on a sale, exchange or other disposition of ordinary shares will generally be long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year. Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ordinary shares. See “Australian Tax Considerations — Tax on Sales or other Dispositions of Shares.”

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be treated as a passive foreign investment company (a “PFIC”) for any taxable year if either (a) at least 75% of its gross income for such taxable year consists of certain types of passive income or (b) at least 50% of gross assets during the taxable year, based on a quarterly average and generally by value, produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and out unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from assets that produce passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

The determination of whether or not we are a PFIC is a factual determination that must be determined annually at the close of each taxable year. Based on our business results for the last fiscal year and composition of our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended June 30, 2012. Similarly, based on our business projections and the anticipated composition of our assets for the current and future years, we do not expect that we will be a PFIC for the taxable year ended June 30, 2013. If our actual business results do not match our projections, it is possible that we may become a PFIC in the current or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. holder holds ordinary shares, any “excess distribution” that the holder receives and any gain realized from a sale or other disposition (including a pledge) of such ordinary shares will be subject to special tax rules, unless the holder makes a mark-to-market election or qualified electing fund election as discussed below. Any distribution in a taxable year that is greater than 125% of the average annual distribution received by a U.S. holder during the shorter of the three preceding taxable years or such holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were classified as a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year, other than a pre-PFIC year, will be subject to income tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year (other than a pre-PFIC year)..

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) realized on the transfer of the ordinary shares cannot be treated as capital gains, even if the ordinary shares are held as capital assets. In addition, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If we are a PFIC for any taxable year during which any of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), a U.S. holder of ordinary shares during such year would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. holder wouldnot receive the proceeds of those distributions or dispositions. You should consult your tax advisors regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

Under recently enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. shareholder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you as a result of our status as a PFIC.

A U.S. holder may avoid some of the adverse tax consequences of owning shares in a PFIC by making a “qualified electing fund” election. The availability of this election with respect to our ordinary shares requires that we provide information to shareholders making the election. We do not intend to provide you with the information you would need to make or maintain a qualified electing fund election and you will, therefore, not be able to make such an election with respect to your ordinary shares.

Alternatively, a U.S. holder owning marketable stock in a PFIC may make a mark-to-market election to elect out of the tax treatment discussed above. If a valid mark-to-market election for the ordinary shares is made, the electing U.S. holder will include in income each taxable year that we are a PFIC, an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the holder’s taxable year over the adjusted basis in such ordinary shares. The U.S. holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the holder’s taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. holder’s income for prior taxable years. Amounts included in the U.S. holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. The tax basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. A mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on an applicable exchange or the IRS consents to the revocation of the election.

The mark-to-market election is available only for stock which is regularly traded on (i) a national securities exchange that is registered with the U.S. Securities and Exchange Commission, (ii) NASDAQ, or (iii) an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ordinary shares are listed on the ASX and, consequently, we expect that, assuming the ordinary shares are so listed and are regularly traded, the mark-to-market election would be available to you were we to be or become a PFIC.

U.S. holders are urged to contact their own tax advisors regarding the determination of whether we are a PFIC and the tax consequences of such status.

Recent Legislation

Recently enacted legislation requires certain U.S. Holders who are individuals, estates, or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock /ordinary shares for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, recent legislation requires certain U.S. Holders who are individuals to report information relating to an interest in our ordinary shares, subject to certain exceptions. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this tax legislation on their ownership and disposition of our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability. A U.S. holder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. U.S. holders are urged to contact their own tax advisors as to their qualification for an exemption from backup withholding tax and the procedure for obtaining this exemption.

In addition, U.S. holders should be aware that additional reporting requirements apply with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all such assets exceeds U.S.$50,000. U.S. holders are encouraged to consult their own tax advisors regarding the application of the information reporting rules to ordinary shares and the application of these additional reporting requirements for foreign financial assets to their particular situations.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ordinary shares. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

The financial statements of CBD Limited as of June 30, 2013, 2012 and 2011 and for each of the three fiscal years then ended included in this registration statement have been so included in reliance on the reports of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers is a member of the Institute of Chartered Accountants in Australia.

H.           Documents on Display

We will be subject to the reporting requirements of the United States Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the U.S. Securities and Exchange Commission an annual report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we will submit reports to the U.S. Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year. We post our annual report on Form 20-F on our website promptly following the filing of our annual report with the U.S. Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

This document and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the U.S. Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the U.S. Securities and Exchange Commission at 1-800-SEC-0330.

The U.S. Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the U.S. Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

The documents concerning our company that are referred to in this document may also be inspected at the offices of our legal counsel located at McCabe Terrill, Level 14, 130 Elizabeth St, Sydney New South Wales 2000, Australia.

I.             Subsidiary Information

Not applicable.

ITEM 11.            QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including foreign currency fluctuations, changes in interest rates, equity and credit risk. The main risks to which we are exposed are discussed below. Refer to Note 22 to the audited financial statements in sections F1 and F2 for more detailed analysis of the potential financial impact of these risks.

Market risk

Our activities expose us primarily to the financial risks of changes in foreign currency exchange rates and interest rates and fluctuations in the value of equity securities as described below.

Foreign currency risk management

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities, borrowings, and financial assets.

Our parent company and the majority of our subsidiaries use the Australian dollar as their functional currency because the majority of their revenues and expenses are denominated in Australian dollars. Accordingly, our reporting currency is also the Australian dollar. We did, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Our foreign currency risk arises from the measurement of purchased componentry, debt and other monetary assets and liabilities denominated in foreign currencies converted to Australian dollars, with the resulting gain or loss recorded as “Other income” or “Other expenses” and the impact of fluctuations in exchange rates on the reported amounts of our revenues and expenses which are contracted in foreign currencies. In the future this exposure may reduced as the Company strives to develop and sell assets and project in the same currency in which it borrows and/or purchases inventory and components for those assets and projects.

Foreign currency sensitivity

We are party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in foreign exchange rates. The eco-Kinetics operations use US dollar denominated borrowings to fund Euro based projects. In order to protect against exchange rate movements, we have entered into forward exchange contracts to purchase US dollars and sell Euros. These contracts are hedging highly probable repayment of borrowings and interest for the ensuing financial year. The contracts are timed to mature when repayments of borrowings are scheduled to be made.

We do not apply hedge accounting. At June 30, 2013 and subsequently through the date of this registration statement, there was no contract hedging in place.

Interest rate risk

Our main interest rate risk arises from borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk only if the borrowings are carried at fair value, which is not our policy.

During fiscal years 2011, 2012 and 2013, our borrowings at variable rate were denominated in Australian Dollars.

Our exposure to market interest rates relates primarily to our trade finance facility and bank overdraft.

At reporting date, we had the following mix of financial assets and liabilities exposed to Australian variable interest rate risk:

	As of June 30,
(A$ 000)	2013	2012	2011
Financial Assets
Cash and cash equivalents	932	2,522	9,796

Financial Liabilities
Bank overdraft	463	-	827
Trade finance	-	2,500	2,500
Other borrowings	-	-	-
Net exposure	469	22	6,469

Our policy is to manage our finance costs using a mix of fixed and variable rate debt. At June 30, 2013, we had borrowings of A$17,961,000 (2012 A$27,574,000; 2011: A$13,191,000) with 97.4% being fixed interest rate debt (2012: 90.9%; 2011: 74.8%). Fixed rate debt was comprised of convertible notes and finance leases.

We constantly analyses our interest rate exposure. Within this analysis consideration is given to potential renewals of existing positions, alternative financing, and the mix of fixed and variable interest rates.

Our fixed rate borrowings comprising the other loans and the convertible notes are carried at amortized costs. They are therefore not subject to interest rate risk as defined in IFRS 7.

We had no significant interest bearing assets other than cash and cash equivalents, therefore our income and operating cash flows are substantially independent of changes in market interest rates.

Trading value of equity securities and STCs

In anticipation of acquiring Westinghouse Solar, we acquired 1,677,000 of its common shares in December 2011. The value of these shares is exposed to risks of changes in the market price of Westinghouse Solar Shares. Between the acquisition date and the last trading day before the end of our 2012 fiscal year, the closing market price of Westinghouse Solar shares increased approximately 18% from US$0.313 per share to US$0.37 per share. Between July 1, 2012 and November 29, 2013, the market value of a share of Westinghouse Solar stock declined by 94% from US$0.37 per share to US$0.023 per share. We continue to be exposed to fluctuations in value of Westinghouse Solar shares.

We routinely acquire STCs in the course of operating our small-scale solar business in Australia. STCs are initially recognized at fair value (the deemed cost) on the date of the assignment of the STC to us following completion of the related solar panel installation. The value of the inventory of STCs is subsequently measured at lower of cost or net realizable value based on the secondary market into which we expect to sell STCs.

Our current practice is to accumulate and sell such lots of STCs as promptly as practicable following assignment by customers and requisite registration with government authorities. However, in order to realize competitive prices for STCs that we accumulate in the course of selling small-scale solar PV systems, our experience is that we must aggregate STCs for sale in lots of approximately 5,000 or more. Given current market conditions and installation activity levels, we are generally able to limit our STC inventories to amounts accumulated over a period of 6 to 8 weeks, thereby limiting our exposure to fluctuations in STC inventory value. However, during prior fiscal years, we often accumulated large inventories of STCs and were exposed to dramatic fluctuations in inventory carrying value and to losses on sales of STCs that we were forced to take to meet the liquidity needs of our businesses. During the year ended June 30, 2013, we realized gains on sales of STCs of A$489,000 million and for the fiscal years ended June 30, 2011 and 2012, we realized losses on sales of STCs of A$2.7 million and A$4.2 million, respectively. For the fiscal years ended June 30, 2011 2012 and 2013 we recorded impairments in value of STC inventories of A$0.6 million, A$0.1 million, and A$Nil million respectively For further details, refer to Note 12 of the audited financial statements presented in Sections F1 and F2.

Liquidity and capital risk management

Our objective is to maintain a balance between continuity of funding and flexibility through the use of variety of equity and debt instruments.

As discussed in Item 5.B under the heading :Liquidity and Capital Resources”, there is a material uncertainty that may cast significant doubt on whether we will be able to continue as a going concern and therefore whether it will realize our assets and settle our liabilities and commitments in the normal course of business and at the amounts stated in the financial report.

Related Party Transactions

Related party current debt and liabilities

There were no loans to directors or key management personnel during our fiscal years ended June 30, 2011, 2012 or 2013.

During the 2011, 2012 and 2013 fiscal years, we transacted with related entities of directors, other than in their capacity as director. For additional information, refer to 7B above under the heading “Related Party Transactions” and to Note 24 to the audited financial statements presented in Sections F1 and F2 hereof.

A condition to one of the payment deferral and debt forgiveness agreements described above in Item 5.B under the heading “Indebtedness – Deferred Trade Obligations” was that the creditor balance be assigned to a director-related entity (specifically, TRW Holdings Pty Ltd, an entity controlled by Mr. Gerard McGowan, our Chairman and Managing Director). Under the tri-party arrangement with the creditor and TRW Holdings, TRW Holdings will neither gain nor lose from the transaction. The debt forgiveness will become effective for us once the formal documentation with TRW Holdings Pty Ltd is finalized, a process that is ongoing as of the date of this Registration Statement.

ITEM 12.            DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

Not applicable.

C.           Other Securities

Not applicable.

D.           American Depositary Shares

Not applicable.

PART II

ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.            CONTROLS AND PROCEDURES

Not applicable.

ITEM 15T.            CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.            RESERVED

Not applicable.

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.            CODE OF ETHICS

Not applicable.

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.            PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.            CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

After the recommendation of our Board of Directors and our Audit Committee, our shareholders approved the dismissal of Hall Chadwick as our independent accountant and the engagement of PricewaterhouseCoopers at the Extraordinary Shareholders’ Meeting held on September 26, 2012. This dismissal was effected by way of removal under Australian Corporations Act legislation and was sought in order to improve the efficiency of the Company’s audit process by enabling the appointment of a global audit firm with a local presence in all jurisdictions that the Company has operations. Prior to the then company’s next AGM at which Hall Chadwick would have consented to resign given the company’s changed circumstances. The report of Hall Chadwick on our consolidated financial statements for the fiscal year ended June 30, 2011 contained no adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles, apart from the emphasis on the following matters:

•	Significant uncertainty regarding the carrying value of Renewable Energy Certificates (REC’s);

•	Significant uncertainty regarding the carrying value of investments in wind projects; and

•	Significant uncertainty regarding the carrying value of patents.

During the fiscal year ended June 30, 2011 (the last fiscal year audited by Hall Chadwick) and through the period ended September 26, 2012, there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F instructions) with Hall Chadwick on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedures, which disagreements, if not resolved to the satisfaction of Hall Chadwick, would have caused them to make reference in connection with its report to the subject matter of the disagreements for such fiscal year.

During the fiscal year ended June 30, 2011 (the last fiscal year audited by Hall Chadwick) and through the period ended September 26, 2012, there were no reportable events (as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F instructions).

We furnished Hall Chadwick with a copy of the disclosures made in this Item 16F, and we have requested that Hall Chadwick furnish us with a letter addressed to the SEC stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of this letter is included herewith as Exhibit 15.1.

On September 26, 2012, PricewaterhouseCoopers was appointed as our new independent registered public accounting firm. Neither we, nor anyone on our behalf, consulted PricewaterhouseCoopers during the two most recent fiscal years and any subsequent interim period prior to the engagement of PricewaterhouseCoopers regarding any of the matters set forth in Form 20-F instructions to Item 16F(a)(2)(i) and (ii).

ITEM 16G.            CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.            MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.            FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.            FINANCIAL STATEMENTS

Our audited financial statements as of and for fiscal years ending June 30, 2013 and 2012 are included herein as Section F-1 and our audited financial statements as of and for the three fiscal years ended June 30, 2010, 2011 and 2012 are included herein as Section F-2.

ITEM 19.            EXHIBITS

EXHIBIT NUMBER	Description of Exhibit
1.1	Constitution as amended December 20, 2000
1.2	Certificate of Registration March 11, 2010
2.1	Second Deed of Amendment and Restatement – Facility Agreement between Partners for Growth III LLC and CBD Energy Ltd dated as of February 13, 2013
2.2	Business Finance Agreement between Westpac Banking Corporation and Eco-Kinetics Pty Ltd and dated as of November 1, 2011 & Westpac Guarantee Agreement (Queensland Grant)
2.3	Form of Energy Bond Indenture of CBD Energy Limited dated as of July 2, 2013
2.4	Loan Agreement with between Washington H. Soul Pattinson And Company Limited and CBD Energy Limited dated as of February 9, 2011
2.5	Amendment to Loan Agreement with between Washington H. Soul Pattinson And Company Limited and CBD Energy Limited dated as of May 28, 2012
2.6

Amendment and waiver relating to (i) Second Deed of Amendment and Restatement – Facility Agreement between Partners for Growth III LLC and CBD Energy Ltd., as amended and (ii) the Amended Loan Agreement between Washington H. Soul Pattinson and Company, Ltd and CBD Energy Limited

4.1	Equity Contribution Agreement between Taralga Wind Farm Nominees (1-3) Pty Ltd. and Taralga Holding Nominees (1-2) Pty Ltd. and Capital Riesgo Global S.C.R. de Regimen Simplificado S.A. and Banco Santander, S.A. Hong Kong Branch and CBD Energy Limited dated as of October 5, 2012
4.2	Securityholders Deed between Taralga Wind Farm Nominees (1-2) Pty Ltd. and Taralga Holding Nominees (1-2) Pty Ltd. and Taralga Wind Farm Pty Limited and Capital Riesgo Global S.C.R. de Regimen Simplificado S.A. and CBD Energy Limited dated as of October 5, 2012
4.3	Share Sale Agreement between RES Southern Cross Pty Ltd. and Taralga Wind Farm Nominees No 1 Pty Ltd. as trustee of the Taralga Wind Farm Land Trust and Renewable Energy Systems Limited and CBD Energy Limited and Capital Riesgo Global S.C.R. de Regimen Simplificado S.A. dated as of October 5, 2012
4.4	Share Sale Agreement between Kerama Energy Pty Ltd., CBD labs Pty Ltd. and CBD Energy Ltd. dated as of April 16, 2013
4.5	Master Acquisition Agreement between Prime Renewables GMBH and Eco-Kinetics Netherlands Holding B.V. dated as of December 2012
4.6	Sub-license Agreement between Westinghouse Solar, Inc., Westinghouse Electric Corporation, Andalay Solar Inc. and CBD Energy Limited dated as of March 25, 2013
4.7	Amendment to the Sub-license Agreement between Westinghouse Solar, Inc., Westinghouse Electric Corporation, Andalay Solar Inc. and CBD Energy Limited dated as of May 1, 2013
4.8	Amended and Restated Agreement and Plan of Merger between Westinghouse Solar, Inc., CBD Energy Limited and CBD-WS Merger Sub, Inc. dated as of May 7, 2012
4.9	Amendment No. 1 to Agreement and Waiver between Alpha Capital Anstalt and CBD Energy Limited, CBD-WS Merger Sub, Inc. and Westinghouse Solar, Inc dated as of September 21, 2012
4.10	Regional Queensland Investment Incentives Scheme Agreement between the State of Queensland and eco-Kinetics Pty Ltd. (Grantee) dated as of December 17, 2010
4.11	Deed of Variation as of March 29, 2012 applicable to the Regional Queensland Investment Incentives Scheme Agreement between the State of Queensland, and eco-Kinetics Pty Ltd. (Grantee) dated as of December 17, 2010
4.12	Binding Term Sheet between CBD Energy Limited and Environmental Engineering Group Pty Ltd. dated as of March 8, 2013
4.13	Solar System Installation Agreement by and between Nautilus Solar Lindenwold BOE, LLC as System Owner, and CBD Energy Limited as Supplier as of July 6, 2012
4.14	Share Sale Agreement relating to the disposal of Capacitor Technologies Pty Ltd by CBD Energy Limited, dated as at 30 August 2013
4.15	Amending Deed – New Convertible Notes Issue Facility Agreement between Wind Farm Financing Pty Ltd and CBD Energy Ltd dated as of September 20, 2013
4.16	Form of Energy Bond Indenture of CBD Energy Limited dated as of October 5, 2013
4.17	License Agreement between Westinghouse Electric Corporation and CBD Energy Limited effective September 1, 2013
4.18	Amendment No. 2 to Merger Agreement between CBD Energy Ltd, CBD-WS Merger Sub, Inc. as of September 21, 2012 and Westinghouse Solar, Inc.
8.1	List of Subsidiaries
15.1	Prior Accountant's Concurrence Letter dated as of July 30, 2013
15.2	Accountants Consent letter dated December 20, 2013

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

CBD ENERGY LIMITED

/s/ Gerard McGowan
By:	Gerard McGowan
Title:	Managing Director & Chairman

Date: December 20, 2013

CBD ENERGY LTD

Index to Audited Consolidated Financial Statements

as of and for the Fiscal Years Ended June 30, 2013 and 2012

Page

Report of Independent Registered Public Accounting Firm, December 20, 2013	F1-2

Consolidated Statement of Comprehensive Income for the years ended June 30, 2013, and June 30, 2012	F1-3

Consolidated Statement of Financial Position at June 30, 2013 and June 30, 2012	F1-4

Consolidated Statement of Changes in Equity for the years ended June 30, 2013 and June 30, 2012	F1-5

Consolidated Statement of Cash Flows for the years ended June 30, 2013 and June 30, 2012	F1-6

Notes to the Consolidated Financial Statements	F1-7 to F1-81

F1-1

Report of Independent Registered Accounting Firm

To the board of directors and shareholders of CBD Energy Limited

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statement of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of CBD Energy Limited and its subsidiaries at June 30, 2013 and the results of their operations and their cash flows for the year ended June 30, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2.1 to the consolidated financial statements, the Company has restated its 2012 financial statements to correct errors.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has experienced recurring losses from operations and the uncertainty of financing or other alternative liquidity sources that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Sydney, Australia

20 December, 2013

F1-2

Statement of Comprehensive Income

(Amounts in Australian dollars rounded to the nearest thousand $’000)

For the year ended June 30,		Consolidated
	Note	2013 A$000	2012 A$000 (restated)

Revenues from continuing operations	6	69,928	49,885
Other income	6	4,664	3,793
Cost of raw materials, consumables used, and contractors		(44,687)	(43,073)
Employee benefit expenses	7	(15,950)	(16,540)
Compliance & consultants		(4,796)	(9,056)
Advertising and marketing		(1,032)	(2,289)
Travel costs		(1,003)	(1,587)
Occupancy expenses	7	(1,447)	(1,468)
Provision for impairment of receivables and bad debts written off	11	(188)	(2,496)
Other expenses	7	(3,223)	(3,347)
Share of net loss of associates		-	(108)
Depreciation and amortisation expenses	7	(895)	(939)
Finance costs	7	(9,670)	(2,327)
Break fee from terminated acquisition		-	(2,475)
Impairment loss on available-for-sale financial assets	14	(560)	(375)
Impairment of financial assets and interest in joint ventures	7	(18)	(4,239)
Impairment of intangible assets	7	(3,000)	(643)
Profit/(Loss) from operations before income tax		(11,877)	(37,284)
Income tax (expense)/benefit	8	(383)	(2,835)
Net Profit/(Loss) for the period		(12,260)	(40,119)

Attributable to:
Non-controlling interests		-	-
Members of the Parent		(12,260)	(40,119)

Other comprehensive income
Changes in the fair value of available-for-sale financial assets		800	-
Exchange differences on translation of foreign operation		(27)	-
Other comprehensive income for the period, net of tax		773	-
Total comprehensive income for the period		(11,487)	(40,119)

		Cents	Cents
Earnings per share for profit attributable to the ordinary equity holders of the company:
Basic earnings per share	9	(2.56)	(8.61)
Diluted earnings per share	9	(2.56)	(8.61)

The above statement of comprehensive income should be read in conjunction with the accompanying notes.

F1-3

Statement of Financial Position

(Amounts in Australian dollars rounded to the nearest thousand $’000)

As at June 30,		Consolidated
	Note	2013 A$000	2012 A$000 (restated)
ASSETS
Current Assets
Cash and cash equivalents	10	932	2,522
Trade and other receivables	11	5,952	5,898
Inventories	12	1,611	18,687
Other current assets	13	463	1,259
Total Current Assets		8,958	28,366

Non-Current Assets
Other receivables	11	2,500	-
Available-for-sale and other financial assets	14	10,858	636
Plant and equipment	15	4,896	5,377
Goodwill and other intangible assets	16	15,898	22,800
Other non-current assets	13	97	192
Total Non-Current Assets		34,249	29,005
TOTAL ASSETS		43,207	57,371

LIABILITIES
Current Liabilities
Trade and other payables	17	22,113	16,728
Interest-bearing loans and borrowings	18	17,633	27,230
Current tax liabilities		447	-
Provisions	19	1,307	985
Total Current Liabilities		41,500	44,943

Non-Current Liabilities
Interest-bearing loans and borrowings	18	328	344
Deferred tax liabilities	8	-	65
Provisions	19	109	299
Total Non-Current Liabilities		437	708
TOTAL LIABILITIES		41,937	45,651
NET ASSETS		1,270	11,720

EQUITY
Equity attributable to equity holders of the parent
Contributed equity	20	109,620	109,083
Accumulated losses	21	(112,312)	(100,052)
Reserves	21	3,962	2,689
TOTAL EQUITY		1,270	11,720

The above statement of financial position should be read in conjunction with the accompanying notes.

F1-4

Statement of Changes in Equity

(Amounts in Australian dollars rounded to the nearest thousand $’000)

For the year ended June 30,
	Ordinary Shares A$000	Share options reserve A$000	Available- for-sale reserve A$000	Translation reserve A$000	Accumulated losses A$000	Total A$000

At 1 July 2012 (restated)	109,083	2,689	-	-	(100,052)	11,720
Profit/(loss) for period	-	-	-	-	(12,260)	(12,260)
Other comprehensive income	-	-	800	(27)	-	773
Total comprehensive income for the year	-	-	800	(27)	(12,260)	(11,487)

Transactions with owners in their capacity as owners
Shares issued	626	-	-	-	-	626
Share issue costs	(89)	-	-	-	-	(89)
Share-based payments for convertible notes	-	500	-	-	-	500
Balance at June 30, 2013	109,620	3,189	800	(27)	(112,312)	1,270

At 1 July 2011 (restated)	107,358	1,205	-	-	(59,933)	48,630
Profit/(loss) for period (restated)	-	-	-	-	(40,119)	(40,119)
Other comprehensive income	-	-	-	-	-	-
Total comprehensive income for the year	-	-	-	-	(40,119)	(40,119)

Transactions with owners in their capacity as owners
Shares issued	1,725	-	-	-	-	1,725
Share-based payments for convertible notes	-	929	-	-	-	929
Share-based payments	-	555	-	-	-	555
Balance at June 30, 2012 (restated)	109,083	2,689	-	-	(100,052)	11,720

The above statement of changes in equity should be read in conjunction with the accompanying notes.

F1-5

Statement of Cash Flows

(Amounts in Australian dollars rounded to the nearest thousand $’000)

For the year ended June 30,		Consolidated
	Note	2013 A$000	2012 A$000
Cash flow from operating activities
Receipts from customers (inclusive of GST)		69,635	86,808
Payments to suppliers and employees (inclusive of GST)		(53,828)	(90,992)
Payments for development costs		(3,535)	(12,309)
Finance costs		(2,464)	(2,585)
Interest received	6	13	64
Income tax paid	8	-	-
Net cash flows used in operating activities	10	9,821	(19,014)

Cash flow from investing activities
Proceeds from sale of property, plant and equipment	15	10	43
Proceeds from the sale of intangible assets		1,000	-
Purchase of property, plant and equipment	15	(275)	(591)
Payment for investments		-	(1,270)
Payment for the purchase of controlled entities, net of cash acquired		24	(351)
Net cash flows used in investing activities		759	(2,169)

Cash flow from financing activities
Proceeds from share issues	20	207	-
Proceeds from issue of convertible notes	18	103	7,362
Convertible note issue costs		-	(187)
Proceeds from borrowings		474	16,252
Repayment of borrowings	18	(13,255)	(8,489)
Payment of finance lease liabilities	18	(162)	(202)
Net cash flows from financing activities		(12,633)	14,736

Net (decrease) / increase in cash and cash equivalents		(2,053)	(6,447)
Net foreign exchange differences		-	-
Cash and cash equivalents at beginning of period		2,522	8,969
Cash and cash equivalents at end of period	10	469	2,522

The above statement of cash flows should be read in conjunction with the accompanying notes.

F1-6

Notes to the Financial Statements

(Stated in Australian Dollars)

1 Corporate information

CBD Energy Limited (“the Parent”) is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange.

CBD Energy Limited (“CBD”) is a company that is principally involved in solar installations, mechanical services solutions, energy efficiency solutions and wind farm development.

The principal activities during the year of entities within the consolidated entity were:

•	providing residential, commercial and utility solar installations both domestically and internationally,
•	mechanical services solutions,
•	wind and other development projects, and
•	energy efficiency solutions.

There have been no significant changes in the nature of these activities during the year.

2 Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of CBD Energy Limited and its subsidiaries.

(a) Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board. The financial report has also been prepared on a historical cost basis, modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss. CBD Energy is a for-profit entity for the purpose of preparing the financial statements.

The consolidated financial statements of the CBD Energy Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($’000) unless otherwise stated.

(i) Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business. Key financial data for the Group for the financial years ended June 30, 2013 and June 30, 2012 is disclosed below:

Consolidated	Year ended June 30, 2013 $’000	Year ended June 30, 2012 $’000

Cash at bank and in hand less overdraft	469	2,522
Profit / (Loss) for the year / period	(12,260)	(40,119)
Net cash inflow / (outflow) from operating activities for the year / period	9,821	(19,014)
Net current assets / (liabilities)	(32,542)	(16,577)

F1-7

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(a) Basis of Preparation (continued)

The Group incurred net operating cash outflows for the year ended June 30, 2012. Trading in the period since June 30, 2013 has been difficult, and the company has continued to experience operating losses and a reduction in net assets. The net current liability position noted at June 30, 2013 and 2012 is explained by the convertible notes and other loans balances and outstanding creditors which are overdue and payable and hence classified as current liability on these dates. Included in current liabilities, classified as “Interest bearing loans and borrowings” are the following obligations which as at the date of this report continued to be in default of their respective loan conditions or are callable on demand:

		June 30, 2013		June 30, 2012

Secured convertible notes (i)	US$	6,350,000	US$	6,250,000
Other Loan (ii)	A$	6,500,000	A$	6,500,000
Unsecured convertible notes (iii)	US$	2,995,000	US$	2,400,000

(i)	Secured convertible notes have a maturity date of May 30, 2015; however, the Group was required to achieve repayment of US$3,850,000 by June 30, 2013 to avoid a default. The Group did not meet this payment by June 30, 2013, however since June 30, 2013, the Group has sold certain assets and made part repayment of $1,194,000 (US$1,098,000) on these notes and is in final discussions with the holders of the notes to restructure the key terms, including the cure of current defaults, removal of covenants and deferral of interest payments. At the date of this report, agreements to implement these changes and cure past defaults on this facility have been drafted and agreed in principle with the note holders and it is anticipated that on execution of these agreements the maturity date of the notes will revert to May 30, 2015. See Note 18(b)(i) and Note 29 for further details of the notes agreement.
(ii)	Loan balance of A$6,500,000 with an external party - under the terms of this agreement, the lender may serve notice on the Company at which point the loan becomes due and payable. The Company has reached an agreement with the lenders to restructure the key terms of the notes, including extending the maturity date of the loan to May 30, 2015, capitalisation of accrued interest and deferral of interest charges and payments until July 2014. It is anticipated that on execution of the agreements for the secured convertible notes note above in (i), the maturity date of the loan will be May 30, 2015.
(iii)	Unsecured convertible notes with a face value of US$2,750,000 which were issued in December 2012 were in default at June 30, 2013. The Company has received waivers from the holders of these notes for all previous breaches and defaults under the convertible note agreements. It is anticipated that on execution of the agreements for the secured convertible notes note above in (i), the maturity date of the unsecured convertible notes will revert to 30 May 2015.

Consequently the ability of the Group to continue as a going concern and meet its debts and commitments as and when they fall due requires that it meets or exceeds operational budgets in the future, monetises long-term assets, receives continued forbearance and support from its lenders and creditors, and raises funds from new loans and securities issuances. Therefore, there is substantial doubt with regards to the Group’s ability to continue as a going concern and, therefore whether the Group will realise its assets and settle its liabilities at amounts different from those stated in the financial statements. In order to reduce or eliminate this doubt and continue operating, the Group is taking steps to:

•	Sustain net operating profits: CBD is continually reviewing costs structures of the business and making the appropriate changes to maximize return on revenues generated. New business opportunities are assessed in order to identify opportunities for growth and increased profitability.
•	Monetise long-term assets: CBD’s intention is to monetize its investment in the Taralga wind farm if a suitable opportunity is presented. This investment had a carrying value of $10,800,000 at June 30, 2013.
•	Negotiate restructure of debt with lenders to remedy defaults and defer current payments to creditors. CBD is finalising agreements with lenders to restructure debt and with creditors to implement payment arrangements which align with CBD’s cash inflows.
•	Restructure and defer payments to creditors: CBD has been successful in negotiating improved terms and reductions in amount payable with some major creditors. To accommodate the Group’s cash flow requirements, some creditors have agreed to establish payments plan in order to spread repayment. Refer to Note 29.
•	Raise new debt and/or equity capital: CBD continues to discuss opportunities for further investment with current equity holders.

F1-8

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(a) Basis of Preparation (continued)

The Directors note that there is a risk that some or all of the above activities may not be successful, however, they believe that the Group has reasonable prospects of achieving the above plans and as a consequence they have no intention to liquidate or cease trading.

The Directors have a responsibility to prepare the financial statements in accordance with accounting standards, which requires entities to prepare financial statements on a going concern basis unless the directors intend to liquidate the entity, cease trading or have no realistic alternative but to do so. No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not continue as a going concern.

(b) Critical accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

(c) Compliance with IFRS

The financial report also complies with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

(d) New accounting standards and interpretations

(i)         Changes in accounting policy and disclosures.

The accounting policies adopted are consistent with those of the previous financial year.

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning 1 July 2012 affected any of the amounts recognised in the current period or any prior period and are not likely to affect future periods. However, the adoption of AASB 1054 Australian Additional Disclosures and AASB 2011-1 Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence Project enabled the removal of certain disclosures in relation to commitments and the franking of dividends.

The Group has not elected to apply any pronouncements before their operative date in the annual reporting period beginning 1 July 2012.

(ii)        Australian Accounting Standards and Interpretations issued but not yet effective

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective and have not been adopted by the Group for the annual reporting period ending June 30, 2013, are outlined in the table below:

Reference & Title	Details of New Standard / Amendment / Interpretation	Impact on Group	Application date for the Group*

AASB 12 (IFRS 12)- Disclosure of Interests in Other Entities	AASB 12 includes all disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structures entities. New disclosures have been introduced about the judgments made by management to determine whether control exists, and to require summarised information about joint arrangements, associates and structured entities and subsidiaries with non-controlling interests.	(i)	1 July 2013

AASB 13 (IFRS 13)- Fair Value Measurement	AASB 13 establishes a single source of guidance for determining the fair value of assets and liabilities. AASB 13 does not change when an entity is required to use fair value, but rather, provides guidance on how to determine fair value when fair value is required or permitted. Application of this definition may result in different fair values being determined for the relevant assets. AASB 13 also expands the disclosure requirements for all assets or liabilities carried at fair value. This includes information about the assumptions made and the qualitative impact of those assumptions on the fair value determined. Consequential amendments were also made to other standards via AASB 2011-8.	(i)	1 July 2013

F1-9

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(d) New Accounting Standards and Interpretations (continued)

Reference & Title	Details of New Standard / Amendment / Interpretation	Impact on Group	Application date for the Group *

AASB 119 (IAS 19) - Employee Benefits

The main change introduced by this standard is to revise the accounting for defined benefit plans. The amendment removes the options for accounting for the liability, and requires that the liabilities arising from such plans is recognised in full with actuarial gains and losses being recognised in other comprehensive income. It also revised the method of calculating the return on plan assets.

The revised standard changes the definition of short-term employee benefits. The distinction between short-term and other long-term employee benefits is now based on whether the benefits are expected to be settled wholly within 12 months after the reporting date.

Consequential amendments were also made to other standards via AASB 2011-10.

		(i)	1 July 2013

AASB 10 (IFRS 10) -Consolidated Financial Statements

AASB 10 establishes a new control model that applies to all entities. It replaces parts of AASB 127 Consolidated and Separate Financial Statements dealing with the accounting for consolidated financial statements and UIG-112 Consolidation – Special Purpose Entities.

The new control model broadens the situations when an entity is considered to be controlled by another entity and includes new guidance for applying the model to specific situations, including when acting as a manager may give control, the impact of potential voting rights and when holding less than a majority voting rights may give control.

Consequential amendments were also made to other standards via AASB 2011-7.

		(i)	1 July 2013

Annual Improvements 2009–2011 Cycle - Annual Improvements to IFRSs 2009–2011 Cycle

This standard sets out amendments to International Financial Reporting Standards (IFRSs) and the related bases for conclusions and guidance made during the International Accounting Standards Board’s Annual Improvements process. These amendments have not yet been adopted by the AASB.

The following items are addressed by this standard:

IFRS 1 First-time Adoption of International Financial Reporting Standards

•       Repeated application of IFRS 1

•       Borrowing costs

•       IAS 1 Presentation of Financial Statements

•       Clarification of the requirements for comparative information

•       IAS 16 Property, Plant and Equipment

•       Classification of servicing equipment

•       IAS 32 Financial Instruments: Presentation

•       Tax effect of distribution to holders of equity instruments

IAS 34 Interim Financial Reporting

•       Interim financial reporting and segment information for total assets and liabilities

		(i)	1 July 2013

F1-10

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(d) New Accounting Standards and Interpretations (continued)

Reference & Title	Details of New Standard / Amendment / Interpretation	Impact on Group	Application date for the Group *

AASB 1053 (IFRS for SMEs) - Application of Tiers of Australian Accounting Standards

This Standard establishes a differential financial reporting framework consisting of two Tiers of reporting requirements for preparing general purpose financial statements:

(a)  Tier 1: Australian Accounting Standards

(b)  Tier 2: Australian Accounting Standards – Reduced Disclosure Requirements

Tier 2 comprises the recognition, measurement and presentation requirements of Tier 1 and substantially reduced disclosures corresponding to those requirements.

The following entities apply Tier 1 requirements in preparing general purpose financial statements:

(a)  For-profit entities in the private sector that have public accountability (as defined in this Standard)

(b)  The Australian Government and State, Territory and Local Governments

The following entities apply either Tier 2 or Tier 1 requirements in preparing general purpose financial statements:

(a)  For-profit private sector entities that do not have public accountability

(b)  All not-for-profit private sector entities

(c)  Public sector entities other than the Australian Government and State, Territory and Local Governments.

Consequential amendments to other standards to implement the regime were introduced by AASB 2010-2, 2011-2, 2011-6, 2011-11 and 2012-1.

		(i)	1 July 2013

AASB 2011-4 - Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements [AASB 124] (IAS 24)		(i)	1 July 2013

F1-11

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(d) New Accounting Standards and Interpretations (continued)

AASB 9 (IFRS 9) - Financial Instruments

AASB 9 includes requirements for the classification and measurement of financial assets. It was further amended by AASB 2010-7 to reflect amendments to the accounting for financial liabilities.

These requirements improve and simplify the approach for classification and measurement of financial assets compared with the requirements of AASB 139. The main changes are described below.

(a)  Financial assets that are debt instruments will be classified based on (1) the objective of the entity’s business model for managing the financial assets; (2) the characteristics of the contractual cash flows.

(b)  Allows an irrevocable election on initial recognition to present gains and losses on investments in equity instruments that are not held for trading in other comprehensive income. Dividends in respect of these investments that are a return on investment can be recognised in profit or loss and there is no impairment or recycling on disposal of the instrument.

(c)  Financial assets can be designated and measured at fair value through profit or loss at initial recognition if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities, or recognising the gains and losses on them, on different bases.

(d)  Where the fair value option is used for financial liabilities the change in fair value is to be accounted for as follows:

► The change attributable to changes in credit risk are presented in other comprehensive income (OCI)

► The remaining change is presented in profit or loss  If this approach creates or enlarges an accounting mismatch in the profit or loss, the effect of the changes in credit risk are also presented in profit or loss.

Consequential amendments were also made to other standards as a result of AASB 9, introduced by AASB 2009-11 and superseded by AASB 2010-7 and 2010-10.

		(i)	1 July 2015

AASB 2012-5 Amendments to Australian Accounting Standard arising from Annual Improvements- 2009-2011 Cycle

This standard sets out amendments to International Financial Reporting Standards (IFRSs) and the related bases for conclusions and guidance made during the International Accounting Standards Board’s Annual Improvements process.

		(i)	1 July 2013

AASB 2013-3	Amendments to AASB 136 - Recoverable Amount Disclosures for Non-Financial Assets	(ii)	1 July 2014

AASB 2013-4	Amendments to Australian Accounting Standards - Novation of Derivatives and Continuation of Hedge Accounting -[AASB 139]	(ii)	1 July 2014

Amendments to IAS 36 Impairment of Assets	The AASB has made small changes to some of the disclosures that are required under AASB 136 Impairment of Assets. These may result in additional disclosures if the group recognises an impairment loss or the reversal of an impairment loss during the period. They will not affect any of the amounts recognised in the financial statements. The group intends to apply the amendment from 1 July 2014.	(ii)	1 July 2014

* Designates the beginning of the applicable annual reporting period unless otherwise stated.

(i)	The adoption of this new standard, amendment or interpretation will not have a material impact on the Group’s financial statements.

(ii)	The Group is yet to determine if the adoption of this new standard, amendment or interpretation will have a material impact on the Group’s financial statements.

F1-12

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(e) Basis of consolidation

The consolidated financial statements comprise the financial statements of CBD Energy Limited and its subsidiaries as outlined in Note 23 as at and for the year ended June 30, each year. CBD Energy Limited and its subsidiaries together are referred to in this financial report as the “Group” or the “Consolidated Entity”.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights, so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether a group controls another entity.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which the Group obtains control and cease to be consolidated from the date on which control is transferred out of the Group.

Non-controlling interests, presented as part of equity, represent the portion of a subsidiary's profit or loss and net assets that is not held by the Group. The Group attributes total comprehensive income or loss of subsidiaries between the owners of the parent and the non-controlling interests based on their respective ownership interests. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statement, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

Total comprehensive income within a subsidiary is attributed to the non-controlling interest even if that results in a deficit balance.

The acquisition method of accounting is used to account for business combinations by the Group (refer to Note 2(f)).

A change in the ownership interest of a subsidiary that does not result in a loss of control is accounted for as an equity transaction.

F1-13

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(f) Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Group elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the Group’s operating or accounting policies and other pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer's previously held equity interest in the acquiree is remeasured at fair value as at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Contingent consideration will be accounted for as a provision in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets (IAS 37 Provisions, Contingent Liabilities and Contingent Assets) and subsequent changes to the fair value of the contingent consideration is recognised in the profit or loss. If the contingent consideration is classified as equity, it will not be re-measured. Subsequent settlement is accounted for within equity.

All transaction costs incurred in relation to the business combination are expensed to the statement of comprehensive income.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

F1-14

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(g) Investments in Associates

Associate companies are companies in which the Group has significant influence but not control or joint control, generally through holding, directly or indirectly, between 20% and 50% of the voting power of the company. Investments in associates are accounted for in the financial statements by applying the equity method of accounting whereby the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the Group’s share of net assets of the associate company. In addition the Group’s share of the profit or loss of the associate company is included in the Group’s profit or loss.

The carrying amount of the investment includes goodwill relating to the associate. Any excess of the Group’s share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities over the cost of the investment is excluded from the carrying amount of the investment and is instead included as income in the determination of the investor's share of the associate's profit or loss in the period in which the investment is acquired.

Profits and losses resulting from transactions between the Group and the associate are eliminated to the extent of the relation to the Group’s investment in the associate.

When the reporting dates of the Group and the associate are different, the associate prepares, for the Group’s use, financial statements as of the same date as the financial statements of the Group with adjustments being made for the effects of significant transactions or events that occur between that date and the date of the investor's financial statements. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, the Group discontinues recognising its share of further losses unless it has incurred legal or constructive obligations or made payments on behalf of the associate. When the associate subsequently makes profits, the Group will resume the recognition of its share of those profits once its share of the profits equals the share of the losses not recognised.

After application of the equity method, the Group determines whether it is necessary to recognise an additional impairment loss on its investment in its associate. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount as an impairment charge in the statement of comprehensive income.

Upon loss of significant influence over the associate, the Group measures and recognises any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognised in profit or loss.

(h) Interests in Joint Ventures

The Group has interests in joint ventures, which are jointly controlled entities, whereby the venturers have a contractual arrangement that establishes joint control over the economic activities of the entity. The agreement requires unanimous agreement for financial and operating decisions among the venturers.

The Group’s interests in jointly controlled entities are brought to account using the equity method of accounting (refer to Note 2(g)) in the consolidated financial statements. The parent entity’s interests in joint venture entities are brought to account at cost less impairment charge.

F1-15

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(i) Operating segments

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start up operations, which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the board of directors.

Operating segments have been identified based on the information provided to the chief operating decision makers – being the Board of Directors.

Operating segments that meet the quantitative criteria as prescribed by AASB 8 Operating Segments (IFRS 8 Operating Segments) are reported separately. Operating segments that meet the aggregation criteria as prescribed by AASB 8 (IFRS 8 Operating Segments) are reported together.

Refer to Note 4 for details of segments that the Group operates in.

(j) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars ($), which is CBD Energy Limited’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when they are deferred in equity when they are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses are presented in the income statement, within other revenue and other expenses. All other foreign exchange gains and losses are presented in the income statement on a net basis within other income or other expenses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognised in other comprehensive income or in profit or loss as part of the fair value loss when an impairment loss is recognised.

F1-16

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(j) Foreign currency translation (continued)

(iii) Group companies

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet
•	income and expenses for each income statement and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and
•	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(k) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The Group assesses its revenue arrangements against specific criteria to determine if it is acting as principal or agent. The Group has concluded that it is acting as a principal in all of its revenue arrangements. The specific recognition criteria described below must also be met before revenue is recognised:

(i) Domestic Solar Installation fees/ STCs

Installation fees revenues are recognised once installation is completed. Domestic Solar installation revenues are derived from solar PV system sales to third parties. Part of the consideration the Group receives in respect of a solar installation is generally in the form of a Small-scale Technology Certificates (“STCs”) that our customers assign to the Group. Under the Australian government program known as the Small-Scale Renewable Energy Scheme (SRES), eligible residential solar systems are credited by the responsible government agency with a one-time allocation of STCs. STCs are registered with the government regulator and do not expire. The regulator also establishes, on an annual basis, a purchase obligation for power generators at a level that is expected to approximately equal the supply of STC’s the regulator forecasts will be created from new installations during the year. The annual STC purchase obligation in each year is also adjusted by the regulator to take into account over- or under-creation of STCs in prior years as compared with forecast. As a consequence of the SRES and the mandated purchase obligation of the power producers STCs have an intrinsic value and an unregulated market for STCs has developed in Australia. As the government agency responsible for balancing STC purchase obligations with supply has gained experience over time, market volatility, liquidity and predictability of pricing have increased, but the market remains thin and the number of market makers is small. STC prices are effectively capped by the right of obligated purchasers to pay a fixed-rate penalty if they are unable to purchase sufficient STCs in the market to meet their obligations. We initially measure STCs assigned to us as an inventory asset at fair value based on the fair value of the consideration received. When STCs are ultimately sold by the Group incremental revenue might arise being the difference between the initial value at which the STCs was recorded at and the final price at which STCs have been traded for by the Group. This incremental revenue is reported as other income. Similarly, when STCs are sold at less than the value at which they were recorded at initially, the loss is reported within the cost of raw materials in the income statement, as it represents in effect, a write down of the STCs inventory balance to its net realisable value.

F1-17

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(k) Revenue recognition (continued)

(ii) Sale of products, materials and parts

Revenue from the sale of products, material and parts is recognised upon the delivery of goods to customers.

(iii) Services

Revenue from the rendering of service is recognised upon delivery of the service to the customers.

(iv) Construction contracts

Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Under this method, contract revenue is matched with the contract costs incurred in reaching the stage of completion, resulting in reporting revenue, expenses and profit, which can be attributed to the work completed.

When it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognised immediately in the profit and loss. Where the outcome cannot be measured reliably, revenue is recognised only to the extent that related expenditure is recoverable. The stage of completion of a contract is measured by reference to the recoverable costs incurred to date as a percentage of estimated total costs for the contract.

(v) Projects revenue

Revenue from commercial and utility scale solar projects and wind development projects is recognised when the risks and rewards have been transferred which can vary depending on the specifics of each arrangement that the Group has with its customers and when revenue can be reliably measured.

(vi) Land development and resale

Revenue is recognised when the risks and rewards have been transferred and the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the units sold. This is normally considered to occur on settlement.

(vii) Interest income

Interest income is recognised using the effective interest method.

(viii) Dividends

Dividends are recognised as revenue when the right to receive payment is established. This applies even if they are paid out of pre-acquisition profits. However, the investment may need to be tested for impairment as a consequence.

(ix) Other revenues

Other operating revenues are recognised as they are earned and goods or services provided.

(l) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are offset against the carrying value of those assets.

F1-18

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(m) Income tax and other taxes

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period's taxable income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred income tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

•	when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
•	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised, except:

•	When the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
•	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognised subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or in profit or loss.

(i) Tax consolidation legislation

CBD Energy Limited and its wholly owned Australian controlled entities implemented the tax consolidation legislation as of 1 July 2003.

In addition to its own current and deferred tax amounts, CBD Energy Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax-consolidated group.

F1-19

Notes to the Financial Statements

2 Summary of significant accounting policies (continued)

(m) Income tax and other taxes (continued)

(ii) Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

•	When the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
•	Receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority is classified as part of operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(n) Impairment of Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(o) Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts. Bank overdrafts are included within interest-bearing loans and borrowings in current liabilities on the balance sheet.

(p) Trade and other receivables

Trade receivables, are recognised initially at original invoiced amounts, less an allowance for any uncollectible amounts. Settlement terms for trade receivables vary between the business units and are generally in line with standard industry practice within each industry. They are presented as current assets unless collection is not expected for more than 12 months after the reporting date.

Collectability of trade receivables is reviewed on an ongoing basis. Individual debts that are known to be uncollectible are written off when identified by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is used when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

F1-20

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(p) Trade and other receivables (continued)

The amount of the impairment loss is recognised in profit or loss as a separate expense category. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in profit or loss.

(q) Inventories

(i) Raw materials and stores

Inventories, which mainly comprise solar panels and inverters, which are used in the residential solar businesses of the Group, are measured at the lower of cost and net realisable value. Costs are assigned to individual items of inventory on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

(ii) Small-scale Technology Certificates (“STCs”)

As indicated in Note 2(k) (i), STCs are initially recognised at fair value of the consideration received (the deemed cost) following the installation of a solar panel and the assignment of the STCs to the Group. STCs are subsequently measured at lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(iii) Project Work in Progress

Project work in progress comprises commercial solar scale projects and is valued at the lower of cost and net realisable value. Cost comprises staff salary costs and direct expenses including direct material costs and contractor costs together with an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less further costs expected to be incurred to completion.

Project work in progress also comprises wind farm development projects. Costs incurred for developing wind farm projects for which the Group is earning a developer fee are recognised as inventory when it is probable that the project will be completed and generate future economic benefits and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(iv) Construction Contracts Work in Progress

Construction work in progress is valued at cost, plus profit recognised to date less provision for anticipated future losses and progress billings made under the contract. Cost includes both variable and fixed costs relating to specific contracts, and those costs that are attributable to the contract activity in general and that can be allocated on a reasonable basis.

(r) Investments and other financial assets

Investments and financial assets in the scope of AASB 139 Financial Instruments: Recognition and Measurement (IAS 39 Financial Instruments: Recognition and Measurement) are categorised as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Designation is re-evaluated at each reporting date, but there are restrictions on reclassifying to other categories.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs.

F1-21

Notes to the Financial Statements

2 Summary of significant accounting policies (continued)

(r) Investments and other financial assets (continued)

Recognition and Derecognition

All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place. Financial assets are derecognised when the right to receive cash flows from the financial assets has expired or when the entity transfers substantially all the risks and rewards of the financial assets. If the entity neither retains nor transfers substantially all of the risks and rewards, it derecognises the asset if it has transferred control of the assets.

Loans and receivables

Loans and receivables including loan notes are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired. These are included in current assets, except for those with maturities greater than 12 months after balance date, which are classified as non-current.

Available-for-Sale Investments

Available-for-sale investments are those non-derivative financial assets, principally equity securities that are designated as available-for-sale or are not classified as either financial assets at fair value through profit or loss, loans and receivables, or held-to-maturity investments. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired. If there is objective evidence of impairment for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss.

The fair values of investments that are actively traded in organised financial markets are determined by reference to quoted market bid prices at the close of business on the reporting date. For investments with no active market, fair values are determined using valuation techniques. Such techniques include: using recent arm's length market transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models making as much use of available and supportable market data as possible and keeping judgemental inputs to a minimum.

(s) Plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses.

The cost of fixed assets constructed within the economic entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are recognised in profit or loss as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful life of the specific assets as follows:

Computer hardware and software - over 2 to 5 years

Motor vehicles - over 5 years

Plant and equipment – over 5 years

Furniture, fittings and office equipment – over 2 to 5 years

Leased motor vehicles – over 5 years

Leasehold improvements – over 3 years

The assets' residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end.

F1-22

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(s) Plant and equipment (continued)

Derecognition

An item of plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

(t) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Group as lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability.

(u) Goodwill and Other Intangibles

Goodwill

Goodwill acquired in a business combination is initially measured at cost of the business combination being the excess of the consideration transferred over the fair value of the Group's net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates.

CBD Energy Limited performs its impairment testing as at June 30, each year or more frequently, where there are indicators of impairment, using a value in use, discounted cash flow methodology for the cash generating units to which goodwill has been allocated. Further details on the methodology and assumptions used are outlined in Note 16.

When the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash-generating unit (group of cash-generating units) and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Impairment losses recognised for goodwill are not subsequently reversed.

F1-23

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(u) Goodwill and Other Intangibles (continued)

Intangibles other than Goodwill

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets other than goodwill are assessed to be finite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired.

The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least once each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Licences

Licences are recognised at cost of acquisition. Licences have a finite life and are amortised on a systematic basis, matched to the future economic benefits over the life of the asset, less any impairment losses. Licences are reviewed for impairment at the end of the financial year and more frequently when an indication of impairment exists. Any impairment charge is recorded separately.

Patents

Patents are initially recognised at the cost on acquisition. Patents have a finite life and are amortised on a systematic basis matched to the future economic benefits over the life of the asset, less any impairment losses. Amortisation of the patents commences on commercialisation of this technology and is matched to the timing of economic benefits flowing to the company from the application of this technology. Patents are reviewed for impairment at the end of the financial year and more frequently when an indication of impairment exists. Any impairment charge is recorded separately.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised.

(v) Pensions and other post-employment benefits

The company contributes to superannuation funds on behalf of employees at the required statutory rates.

(w) Trade and other payables

Trade and other payables are carried at amortised cost due to their short-term nature they are not discounted. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within terms negotiated with suppliers.

F1-24

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(x) Interest-bearing loans and borrowings

All interest bearing loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Fees paid on the establishment of loan facilities that are yield related are included as part of the carrying amount of the loans and borrowings.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing costs

Borrowing costs are recognised as an expense when incurred.

(y) Convertible notes

On issuance of the convertible notes, an assessment is made to determine whether the convertible notes contain an equity instrument or whether the whole instrument should be classified as a financial liability.

When it is determined that the whole instrument is a financial liability and no equity instrument is identified (for example for foreign-currency-denominated convertibles notes), the conversion option is separated from the host debt and classified as a derivative liability.  The carrying value of the host contract (a contract denominated in a foreign currency) at initial recognition is determined as the difference between the consideration received and the fair value of the embedded derivative.  The host contract is subsequently measured at amortised cost using the effective interest rate method.   The embedded derivative is subsequently measured at fair value at the end of each reporting period through the profit and loss.  The convertible note and the derivative are presented as a single number on the balance sheet within interest-bearing loans and borrowings.

When it is determined that the instrument contains an equity component based on the terms of the contract, on issuance of the convertible notes, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond. This amount is classified as a financial liability measured at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in equity.  Transaction costs are deducted from equity, net of associated income tax. The carrying amount of the conversion option is not re-measured in subsequent years.

(z) Provisions and employee benefits

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

Warranty provisions

Provision is made for the estimated liability on all products and services still under warranty at balance date. This provision is estimated having regard to prior service warranty experience. In calculating the liability at balance date, amounts were not discounted to their present value as the effect of discounting was not material. In determining the level of provision required for warranties, the Group has made judgments in respect of the expected performance and the costs of fulfilling the warranty. Historical experience and current knowledge have been used in determining this provision. The initial estimate of warranty-related costs is revised annually.

F1-25

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(z) Provisions and employee benefits (continued)

Deferred consideration

Deferred consideration acquired in a business combination is initially measured at fair value at the date of acquisition. Subsequently, it is measured in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets (IFRS 13 Fair Value Measurement).

Expected losses on contracts

Where the outcome for a services contract is expected to result in an overall loss over the life of the contract, this loss is provided for when it first becomes known that a loss will be incurred.

Employee Entitlements

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave

The liability for long service leave is recognised and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

(aa) Share-based payment transactions

(i) Equity settled transactions:

The Group provides benefits to its employees (including senior executives) in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using a Black-Scholes model, further details of which are given in Note 25.

In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of CBD Energy Limited (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

At each subsequent reporting date until vesting, the cumulative charge to the income statement is the product of:

(i) the grant date fair value of the award;

(ii) the current best estimate of the number of awards that will vest, taking into account such factors as the likelihood of employee turnover during the vesting period and the likelihood of non-market performance conditions being met; and

(iii) the expired portion of the vesting period.

The charge to the statement of comprehensive income for the period is the cumulative amount as calculated above less the amounts already charged in previous periods. There is a corresponding entry to equity.

F1-26

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(aa) Share-based payment transactions (continued)

Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so. Any award subject to a market condition is considered to vest irrespective of whether or not that market condition is fulfilled, provided that all other conditions are satisfied. No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. An additional expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (see Note 9).

(ab) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(ac) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing:

•	the profit / loss attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares,
•	by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and
•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(ad) Parent entity financial information

The financial information for the parent entity, CBD Energy Limited, disclosed in Note 29 has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i) Investments in subsidiaries, associates and joint venture entities

Investments in subsidiaries, associates and joint venture entities are accounted for at cost less impairment charge in the financial statements of CBD Energy Limited. Dividends received from associates are recognised in the parent entity’s profit or loss, rather than being deducted from the carrying amount of these investments.

(ii) Tax consolidation legislation

CBD Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation.

The head entity, CBD Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right.

F1-27

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(ad) Parent entity financial information (continued)

In addition to its own current and deferred tax amounts, CBD Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate CBD Limited for any current tax payable assumed and are compensated by CBD Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to CBD Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the group.

(ae) Rounding of amounts

The company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the ‘rounding off’ of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

2.1 Correction of prior period errors

1.	The Group has corrected an error relating to the accounting treatment of a $239,000 increase in contingent consideration payable to the vendors of the eco-Kinetics group of companies at June 30, 2010. This adjustment was previously recognised as an increase in goodwill in the 2011 financial year, however, the correct treatment was to record it as a loss on re-measurement in contingent consideration payable in the Statement of Comprehensive income for the year ended June 30, 2010.

2.	It was determined that a $430,000 tax benefit recognised in the statement of comprehensive income in 2010 on costs relating to issue of share capital should be recognised in equity.
3.	The Group has undertaken a detailed review of the terms of the convertible notes issued in 2010. As a consequence, it was determined that the convertible notes contained an equity component valued at $194,000 which has been adjusted to equity. An additional interest expense has been recognised of $119,000 in 2010 and $75,000 in 2011 on these convertible notes. The conversion terms of these notes was changed during the year ended June 30, 2011 which resulted in a further $380,000 interest expense being recognised during that year which had not been previously recognised.

4.	A deferred tax asset relating to a capital gain loss for an investment amounting to $330,000 was incorrectly recognised at June 30, 2011.

The effect on earnings per share related to the restatement in 2012 was an increase in basic earnings per share by 0.07 cents to (8.61) cents per share and an increase in diluted earnings per share by 0.07 cents to (8.61) cents per share.

F1-28

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

2.1 Correction of prior period errors (continued)

As a result of the errors noted above, the following adjustments were made to the financial statements:

Statement of Financial Position (extract):

Statement of Financial Position (extract):

June 30, 2012

	Consolidated Entity
	As issued	Correction of error 1	Correction of error 2	Correction of error 3	Correction of error 3	Restated
	$’000	$’000	$’000	$’000	$’000	$’000

Goodwill and other intangible assets	23,039	(239)	-	-	-	22,800
Net assets	11,959	(239)	-	-	-	11,720

Contributed equity	108,079	-	430	194	380	109,083
Reserves	2,689	-	-	-	-	2,689
Accumulated losses	(98,809)	(239)	(430)	(194)	(380)	(100,052)
Total equity	11,959	(239)	-	-	-	11,720

1 Adjustment to contingent consideration paid on acquisition of eco-Kinetics

2 Tax recognised on share issue costs incorrectly recorded in the income statement

3 Debt / equity split adjustment on convertible note / additional interest expense

3 Additional interest expenses relating to the change of redemption terms to convertible note

Income statement (extract):

	Consolidated Entity
	As issued	Correction of error 4	Restated
Year ended June 30, 2012	$’000	$’000	$’000

Profit before income tax expense	(37,284)	-	(37,284)

Income tax (expense) / benefit	(3,165)	330	(2,835)
Net profit / (loss) attributable members of CBD Energy Limited	(40,449)	330	(40,119)

4 Correction of incorrect deferred tax asset recognised in June 30, 2011 relating to the impairment of Planet Power investment / Reversal of the tax expense relating to the write off this deferred tax asset recorded in June 30, 2012

The impact of these errors on the June 30, 2011 balance sheet is not considered to be material and hence, a third balance sheet for the year then ended has not been presented.

F1-29

Notes to the Financial Statements

(Stated in Australian Dollars)

3 Significant accounting judgements, estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

(a) Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences as management considers that it is probable that future taxable profits will be available to utilise those temporary differences.

Judgement is required in assessing whether deferred tax assets are recognised in the statement of financial position. Deferred tax assets, including those arising from un-recouped tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits.

Assumptions about the generation of future taxable profits depend on management's estimates of future cash flows. These depend on estimates of future sales, operating costs, capital expenditure and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

During the last financial year ended June 30, 2012 the Group reversed previously recognised deferred tax assets of $2,770,000 and did not recognise any deferred tax assets in relation to that year’s operating losses. No deferred tax assets have been recognised in relation to the current year’s operating losses. This decision was made after considering the financial performance of the Group during the current and prior years and the material uncertainty about the Group’s ability to continue as a going concern (refer to Note 2 (a) (i)).

(ii) Impairment of goodwill and other intangibles other than Patents

The Group determines whether goodwill and other intangibles other than patents are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating unit(s), using a value in use discounted cash flow methodology, to which the goodwill or other intangible assets are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and other intangibles including a sensitivity analysis are discussed in Note 16.

(iii) Project work in progress

Project work in progress is capitalised in accordance with the accounting policy in Note 2(q) (iii). Initial capitalisation of costs is based on management’s judgment that technological and economical feasibility is confirmed, usually when a project has reached a defined milestone. Determination of the amounts to be capitalised, is made on a case-by-case basis giving regard to previous experience of the Group in similar projects and contractual arrangements. At June 30, 2013, the carrying amount of capitalised project work in progress was $201,000 (June 30, 2012: $13,389,000).

(iv) Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a Black-Scholes model, with the assumptions detailed in Note 25. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period.

F1-30

Notes to the Financial Statements

(Stated in Australian Dollars)

3 Significant accounting judgements, estimates and assumptions (continued)

(iv) Share-based payment transactions (continued)

The Group measures the cost of equity-settled transactions with regards to warrants issued to lenders using an un-modified binominal lattice model giving consideration to the dilution impact of the shares issued upon conversion of the warrants as well as other options on issue.

(v) Patents

At June 30, 2012, prior to its sale, the Group measured the carrying value of the Larkden controlled storage technology patents at cost less impairment and amortisation. The recoverable amount is the higher of the patents value in use or fair value less cost to sell. The fair value has been determined by an external valuer in accordance with the definition of fair value in AASB 13 Fair Value Measurement (IFRS 13 Fair Value Measurement). This has been measured on the basis of what a willing buyer would pay a willing seller for the patents in a market based transaction. The valuation has been determined using a discounted cash flow methodology and considering the Patents as a group and as a type of start-up / early stage commercialisation technology. The external valuer has constructed various alternative scenarios as to possible likely future outcomes projecting various associated cash flows for each alternative scenario; applying a range of discount rates to the various projected cash flows to determine a range of indicated net present values.

Under the discounted cash flow valuation methodology, the value of the Patents as a group is equivalent to the present value of the prospective stream of net cash flow amounts (fee income less expected expenses) that would be receivable from the utilised Patents. Refer to Note 16 (b).

(vi) Wind development projects

Part of CBD’s business is the development of large-scale wind projects in Australia whereby CBD earns a developer fee. In respect of the Taralga Wind project, costs incurred for developing the project were initially recognised as inventory as it was probable that the project will be completed and generate future economic benefits (refer Note 2(q)(iii). On 9 October 2012, CBD sold the Taralga Wind project it had developed in return for cash of $6,993,000 plus a 10% interest in the project’s vehicle established for the transaction. The accounting treatment was to:

•	recognise revenue which includes the fair value of the 10% ownership interest valued at $10,000,000 in two entities (Taralga Holding Nominees 1 Pty Ltd and Taralga Holding Nominees 2 Pty Ltd)
•	recognised revenue of $6,993,000 which has been paid in cash during the period, and
•	expense development costs carried in inventory as Cost of Goods sold for $3,099,000 resulting in a net profit on the sale of $13,894,000.

The investment of 10% of the Taralga Wind Farm project is by way of investment in two entities, Taralga Holding Nominees 1 Pty Ltd and Taralga Holding Nominees 2 Pty Ltd. This investment was funded by CBD from the re-investment of part of its development fee generated on equity close of the project. This investment is classified as an “Available-for-sale financial asset”. CBD intends, along with the majority equity holder, to exit this investment within a 3 year period. The investment in Taralga was initially recognised at fair value at the date of the equity transaction on 9 October 2012. The fair value was determined based on discounting the cash flows which will be received on exit based on several scenarios of the financial model for the project and the contractually defined distributions from any sales profits due to CBD on exit. Due to the requirement for judgement over variables within the financial model to determine future returns and profit achievable on exit, the fair value calculations were based on a net present value of a risk adjusted, probability weighted average return from different sales Internal Rate of Return (IRR) expectations.

F1-31

Notes to the Financial Statements

(Stated in Australian Dollars)

3 Significant accounting judgements, estimates and assumptions (continued)

(vi) Wind development projects (continued)

The range of IRR assumptions used in these calculations was from 9.0% to 13.0% which are considered the high and low points between which arm’s length sales transactions of wind farm projects may occur in Australia. A discount rate of 17.0% was applied to the calculated amount to reflect the risk to deliver the project as per the model associated with construction risk and the time value of money based on return premiums specific to the project. The range of outcomes of the fair value calculations was from $9,500,000 to $10,900,000 and the adopted value was $10,000,000. Variances between actual results and the estimated results from the valuation methodology may result in higher or lower profits being achieved on exit of this project. After initial recognition the investment in the Taralga Wind Farm project is accounted for as available-for-sale an investment which is measured at fair value with gains recognised in other comprehensive income and in an available-for-sale reserve until the investment is derecognised or until the investment is determined to be impaired. At June 30, 2013 this available-for-sale asset has been revalued to $10,800,000. This revaluation was based on an indicative offer to acquire the asset which was received by the Group during the year. This offer is not currently being pursued.

(vii) Contingent consideration

On 16 April 2013, the Group’s interests in Larkden Pty Ltd were sold including the energy storage patents held by Larkden. The sale price was $2,750,000 of which $250,000 was received in cash at the time of sale. The balance of the payments of $2,500,000 is to be received in three tranches on the anniversaries of the sale from 2015 to 2017 and is recorded in other non-current receivable. Interests on the deferred purchase price accrue at market rate. If certain targets of installed capacity of the storage technology are not met within 3 years of the date of sale then the purchase price shall be reduced by $1,000,000. Management has estimated that the target will be met within the 3 years period and hence the total consideration has been determined to be $2,750,000. The carrying value of the patents assets was $3,295,000 at the date of the sale which will result in a net loss on sale of $545,000 based on the total consideration of $2,750,000.

Management have assessed the likelihood of the required installed capacity target being achieved based on information contained within an Independent Valuation Report conducted for the Group in October 2012, recent updates from the purchaser, and the Group’s accumulated knowledge of the projects on which the technology is currently being utilised.

(b) Critical judgements in applying the entity’s accounting policies

(i) Revenue recognition

As indicated in Note 2 (k), STCs are initially recognised at fair value of the consideration received following the installation of a solar panel and the assignment of the STCs to the Group. The fair value of the consideration received is determined by reference to the traded price of STCs at the time of installation as well as other available market and internal data. Given the time required to register and on-sell the STCs, this may vary from the price realised for the STCs upon sale.

(ii) Net realisable value for STCs inventories

Once recognised on the balance sheet, STCs are subsequently measured at lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Judgement is applied when determining the net realisable value. This includes consideration of the number of STCs that the Group has at balance sheet, the estimated period it will take to sell the STCs, the ability of the Group to sell the STCs in the ordinary course of business, potential forward sale contracts that the Group has at balance sheet date, observed STCs market price and STCs actual price prior to balance date and actual price subsequent to balance sheet date.

(iii) Impairment of available-for-sale financial assets

The Group has determined that its investment in Andalay Solar Inc, a US listed company, has been subject to a significant and prolonged decrease in market price. As a result in accordance with the Group’s accounting policy regarding available-for-sale financial assets (refer to Note 2 (r)) the Company has recognised an impairment to the carrying value of the asset through its income statement for the year ended June 30, 2013 amounting to $560,000.

F1-32

Notes to the Financial Statements

(Stated in Australian Dollars)

4 Operating Segments

The group has identified its operating segments based on the internal reports that are reviewed and used by the Board of Directors (the chief operating decision makers) in assessing performance and in determining the allocation of resources.

The consolidated entity’s operating companies are organised and managed separately according to the nature of the products and services they provide, with each segment offering different products and serving different markets.

The principal activities of segments within the consolidated entity were:

•	Solar PV provides engineering design, supply and installation services to retail, commercial and utility-scale domestic and international customers with professional engineering solutions to make effective use of solar power. Domestic products and services are generally small-scale solar power solutions suited to residential and small to medium enterprise applications. International products and services are generally focused on utility-scale solar generation system projects.
•	CapTech manufacture energy saving products (power factor correction equipment) and energy quality products (reactors and filters), and also supply components (capacitors) and energy consulting services. In general, their power correction equipment can reduce energy consumption by 25% and their other products provide for improvement in quality and thereby efficiency of power use.
•	Parmac provides a full range of mechanical services and air-conditioning services in support of developers, builders and commercial tenants at the mid-tier level. Their specialty is working within existing mechanical services infrastructure and tight deadlines to deliver high-quality commercial grade air-conditioning solutions.
•	RAPS / Technology Solutions includes operating remote area power systems (“RAPS”) as well as the inclusion of other operations that utilise the Groups patents relating to carbon block energy storage technology and other intellectual property. The Chatham Island wind project is included in the RAPS segment.
•	Wind development of large scale wind projects, including expenditure on early stage projects. At June 30, 2013 this segment is dominated by the Taralga wind farm project.
•	CBD (corporate) provides administrative and other services required to support the CBD group. This includes the Corporate Executive Team, Finance, Human Resources and Legal departments. Corporate also includes land development projects at Emerald and Bowen.

F1-33

Notes to the Financial Statements

4 Operating Segments (continued)

Primary Reporting – Business Segments

Year ended June 30, 2013	Solar PV $’000	CapTech $’000	Parmac $’000	RAPS / Technology Solutions $’000	Wind $’000	CBD (Corporate) $’000	Total Segments $’000	Adjustments and Eliminations $’000	Consolidated $’000
Revenue outside the economic entity	28,455	5,230	17,363	323	18,557	-	69,928	-	69,928
Inter-segment revenue	220	96	-	-	-	-	316	(316)	-
Other revenue	1,030	2	49	-	-	3,583	4,664	-	4,664
Total revenue	29,705	5,328	17,412	323	18,557	3,583	74,908	(316)	74,592

Segment loss before tax	(14,149)	671	(1,289)	587	13,748	(11,446)	(11,877)	-	(11,877)
Income tax (expense)/benefit	(383)	-	-	-	-	-	(383)	-	(383)
Net loss after tax	(14,531)	671	(1,289)	587	13,748	(11,446)	(12,260)		(12,260)

Depreciation, Amortisation	(229)	(87)	(148)	(178)	-	(253)	(895)	-	(895)
Impairment of financial assets and interest in joint ventures	-	-	-	(18)	-	-	(18)	-	(18)
Impairment of intangible assets	(3,000)	-	-	-	-	-	-	-	(3,000)

Segment Assets	18,366	2,849	5,016	2,610	10,808	3,558	43,207	-	43,207
Total Assets									43,207
Segment Liabilities	13,036	709	4,253	17	7	23,915	41,937	-	41,937
Total Liabilities									41,937

F1-34

Notes to the Financial Statements

4 Operating Segments (continued)

Primary Reporting – Business Segments (continued)

Year ended June 30, 2012 (Restated)	Solar PV $’000	Captech $’000	Parmac $’000	RAPS / Technology Solutions $’000	Wind $’000	CBD (Corporate) $’000	Total Segments $’000	Adjustments and Eliminations $’000	Consolidated $’000
Revenue outside the economic entity	33,193	5,554	10,372	766	-	-	49,885	-	49,885
Inter-segment revenue	-	754	-	-	-	-	754	(754)	-
Other revenue	80	24	102	-	-	3,587	3,793	-	3,793
Total revenue	33,273	6,332	10,474	766	-	3,587	54,432	(754)	53,678

Segment loss before tax	(19,137)	(375)	(560)	(299)	(7)	(16,906)	(37,284)	-	(37,284)
Income tax (expense)/benefit	2,026	(371)	67	(119)	2	(4,507)	(2,902)	67	(2,835)
Net loss after tax	(17,111)	(746)	(493)	(418)	(5)	(21,413)	(40,186)	67	(40,119)

Depreciation, Amortisation	(335)	(84)	(127)	(250)	-	(143)	(939)	-	(939)
Impairment of financial assets and interest in joint ventures	(308)	-	-	-	-	(3,931)	(4,239)	-	(4,239)
Impairment of intangible assets	(418)	-	-	-		(225)	(643)	-	(643)

Segment Assets	39,273	3,941	3,502	6,672	2,524	2,569	58,481	(1,110)	57,371
Total Assets									57,371
Segment Liabilities	26,018	463	1,440	-	12	18,774	46,707	(1,056)	45,651
Total Liabilities									45,651

F1-35

Notes to the Financial Statements

(Stated in Australian Dollars)

4 Operating Segments (continued)

Secondary Reporting – Geographic Segments

	Australia $’000	International $’000	Consolidated $’000
2013
Segment Revenue	50,082	19,846	69,928
Segment operating profit/(loss)	(6,954)	(5,306)	(12,260)

Segment Assets	40,218	2,989	43,207
Total Assets			43,207

Segment Liabilities	36,267	5,670	41,937
Total Liabilities			41,937

2012 (Restated)
Segment Revenue	53,630	48	53,678
Segment operating profit/(loss)	(40,940)	821	(40,119)

Segment Assets	45,538	11,833	57,371
Total Assets			57,371

Segment Liabilities	33,678	11,973	45,651
Total Liabilities			45,651

5 Business combinations and acquisition of non-controlling interests

(i) Eco-Kinetics UK Limited

In July 2012, CBD Energy Limited acquired the remaining 50% of Eco-Kinetics UK Limited for $21,000. This entity operates in the Solar PV segment in the United Kingdom.

There were no other changes in control over entities during the year.

(ii) New entities incorporated

No material controlled entities were incorporated during the year ended June 30, 2013.

F1-36

Notes to the Financial Statements

(Stated in Australian Dollars)

6 Revenues from continuing operations and other income

	Consolidated
	2013 $’000	2012 $’000

Revenue from operating activities
Revenue from sales and services	69,928	49,885
Total revenue from operating activities	69,928	49,885

Other income
Gain on financial liabilities measured at fair value	2,555	-
Gain on re-measurement of contingent consideration (a)	-	3,529
Interest revenue	40	64
Other income (b)	2,069	200
Total other income	4,664	3,793

(a)	Gain on re-measurement of contingent consideration represents the downward revision of estimated earn-out liability payable in relation to the acquisition of eco-Kinetics.

(b)	Other income includes $990,000 consideration for the reimbursement of costs previously incurred by the Group as part of the sale of Larkden Pty Ltd, $489,000 gain on sale of STCs and $396,000 recovery from a previously written off bad debt.

7 Expenses

		Consolidated
		2013 $’000	2012 $’000

(a)	Employee benefits expense
	Wages and salaries	13,426	13,158
	Defined contribution superannuation expense	728	1,159
	Share-based payments expense	-	180
	Other employee benefits expense	1,796	2,043
	Sub-total (a)	15,950	16,540

(b)	Lease payments and other occupancy expenses
	Minimum lease payments - operating lease	1,282	1,417
	Other	165	51
	Sub-total (b)	1,447	1,468

(c)	Depreciation, and amortisation of non-current assets
	Depreciation – property, plant & equipment	676	758
	Amortisation – Leasehold improvements	82	99
	Amortisation – Patents	137	82
	Sub-total (c)	895	939

F1-37

Notes to the Financial Statements

(Stated in Australian Dollars)

7 Expenses (continued)

		Consolidated
		Notes	2013 $’000	2012 $’000
(d)	Impairment loss on intangibles
	Impairment loss on goodwill	16	3,000	225
	Impairment loss on licence costs		-	163
	Impairment loss on development costs		-	255
	Sub-total (d)		3,000	643

(e)	Impairment loss on financial assets and joint venture assets
	Investments in Solar projects		18	44
	Investment in eco-Kinetics UK JV		-	129
	Investment in eco-Kinetics Germany JV		-	179
	Investment in Bowen		-	1,898
	Investment in Emerald		-	1,989
	Sub-total (e)		18	4,239

(f)	Other Expenses
	Communications costs		439	517
	Bank charges		182	478
	Printing, postage & delivery		49	50
	Insurance		615	361
	Office supplies		205	512
	Training		24	59
	Unrealised and realised losses on foreign exchange		567	395
	Losses on sale of assets	15,16	454	25
	Other expenses		688	950
	Sub-total (f)		3,223	3,347

(g)	Finance costs
	Interest expense		5,903	1,980
	Finance cost for extinguishment of convertible notes		2,278	-
	Share option expenses		267	527
	Foreign exchange difference		1,222	(180)
	Sub-total (g)		9,670	2,327

(h)	Cost of sales		52,675	52,107

F1-38

Notes to the Financial Statements

(Stated in Australian Dollars)

8 Income tax

	Consolidated
	2013 $’000	Restated 2012 $’000
(a) Income tax expense
The major components of income tax expense are:
Income Statement Current income tax
Current income tax charge	-	-
Deferred income tax
Relating to origination and reversal of temporary differences	65	(2,835)
Under provision in prior year (a)	(448)	-
Income tax (expense) reported in the income statement	(383)	(2,835)

(b) Numerical reconciliation between aggregate tax expense recognised in the income statement and tax expense calculated per the statutory income tax rate
A reconciliation between tax expense and the product of accounting profit/(loss) before income tax multiplied by the Group’s applicable income tax rate is as follows:
Accounting profit/(loss) before tax	(11,877)	(37,284)
At the Group's statutory income tax rate of 30% (2012: 30%)	3,563	11,185
Expenditure not allowable for income tax purposes	(1,960)	(972)
Non-assessable items for income tax purposes	767	1,060
Share based payments (equity settled)	-	(45)
Current year tax (benefit) not recognised	(2,305)	(10,842)
De-recognition of prior year tax losses previously brought to account as deferred tax assets	-	(1,917)
De-recognition of prior year temporary difference previously brought to account as deferred tax assets	-	(1,304)
Under provision in prior year (a)	(448)	-
Aggregate income tax expense/(benefit)	(383)	(2,835)

(a)	The under-provision noted above relates to a tax liability that could not be offset by existing tax losses of the group.

F1-39

Notes to the Financial Statements

(Stated in Australian Dollars)

8 Income tax (continued)

		Consolidated statement of financial position		Consolidated statement of comprehensive income
		2013 $’000	Restated 2012 $’000	2013 $’000	Restated 2012 $’000
(c)	Deferred income tax
	Deferred income tax at June 30, relates to the following:
	Deferred tax assets
	Provisions	-	-	-	(325)
	Transaction costs on equity issues	-	-	-	(343)
	Tax losses	-	-	-	(2,247)
	Other	-	-	-	(306)
	Sub-total	-	-
	Deferred tax liabilities
	Depreciation	-	(12)	12	5
	Capitalised legal fees - patent	-	-	-	381
	Other	-	(53)	53	-
	Sub-total	-	(65)
	Net deferred income tax assets	-	(65)	(65)	(2,835)

	Reflected in the statement of financial position as follows:
	Deferred tax assets	-	-
	Deferred tax liabilities	-	(65)
	Net deferred tax assets / (liabilities)	-	(65)

		Consolidated
		2013 $’000	Restated 2012 $’000
(d)	Reconciliation of deferred tax balances (net position)
	Opening balance as at 1 July asset / (liability)	(65)	2,770
	Tax income/(expense) during the period recognised in profit or loss	65	(2,835)
	Tax income/(expense) during the period recognised in other comprehensive income	-	-
	Closing balance as at June 30, asset / (liability)	-	(65)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

F1-40

Notes to the Financial Statements

(Stated in Australian Dollars)

8 Income tax (continued)

(e) Tax losses

During the year the Group generated revenue tax losses totalling $7,682,000 (deferred tax asset of $2,305,000). Deferred tax assets relating to tax losses totalling $12,457,000 (2012: $10,153,000) are available to the Group for offset against future taxable income. In addition, the Group has carried forward capital tax losses totalling $4,855,000.

(f) Unrecognised temporary differences

The temporary differences not recognized at June 30, 2013 mainly relate to tax losses in (e). There are no other material temporary differences.

(g) Franking credits

At June 30, 2013, the Group has $834,000 of available franking credits (2012: $834,000).

9 Earnings per share

The following reflects the income used in the basic and diluted earnings per share computations:

	Consolidated
(a) Earnings used in calculating earnings per share	2013 $’000	Restated 2012 $’000

For basic and diluted earnings per share:
Net profit / (loss) from continuing operations attributable to ordinary equity holders of the parent	(12,260)	(40,119)

(b) Weighted average number of shares	2013 Number	2012 Number

Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	478,873,781	466,044,910
Adjustments for calculation of diluted earnings per share
Share options	-	-
Convertible notes	-	-
Weighted average number of ordinary shares adjusted for the effect of dilution used as the denominator in calculating diluted earnings per share	478,873,781	466,044,910

(c) Earnings per share:	2013 Cents	Restated 2012 Cents
Basic	(2.56)	(8.61)
Diluted	(2.56)	(8.61)

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

F1-41

Notes to the Financial Statements

(Stated in Australian Dollars)

9 Earnings per share (continued)

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible notes) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following anti-dilutive share options have been excluded from the calculation of diluted earnings per share that could potentially dilute earnings per share in the future if they become dilutive:

Date Granted	Expiry Date	Exercise Price ($)		Vested and Exercisable at end of the year
2013
28/11/08	27/11/13	$0.20		9,200,000
21/12/10	19/12/13	$0.20		12,000,000
01/11/11	31/12/14	$0.25		350,000
28/05/12	25/05/15	$0.0275	*	20,000,000
31/05/12	30/05/17	$0.013	**	30,016,604
12/12/12	12/12/17	$0.05		4,717,009
30/12/13	30/12/17	$0.05		12,949,057
13/02/13	30/05/17	$0.013	**	46,181,818

2012
28/11/08	27/11/13	$0.20		9,200,000
21/12/10	19/12/13	$0.20		12,000,000
27/07/11	31/12/12	$0.20		575,000
01/11/11	31/12/14	$0.25		350,000

* These options were repriced down from $0.053 to $0.0275 following the restructuring of the series 1 convertible notes.

** These options contain a feature whereby their exercise price is reduced to match the price of any subsequent equity issues at a lower price than their exercise price. During the year, 30,016,604 options were repriced down from $0.053 to $0.0275 and subsequently from $0.0275 to $0.013 and 46,181,818options were repriced down from $0.0275 to $0.013.

All the convertible notes issued were anti-dilutive at both June 30, 2012 and June 30, 2013. Refer to Note 18 (b) for details of convertible notes issued.

There have been no transactions involving ordinary shares or potential ordinary shares that would significantly change the number of ordinary shares or potential ordinary shares outstanding between the reporting date and the date of completion of these financial statements.

F1-42

Notes to the Financial Statements

(Stated in Australian Dollars)

10 Cash and cash equivalents

	Consolidated
		Restated
	2013 $’000	2012 $’000
Cash at bank and in hand	932	2,522
Bank overdraft (Note 18)	(463)	-
	469	2,522
(a) Reconciliation of Net Profit / (Loss) after Tax to Net Cash Flow from Operations
Profit / (Loss) after tax	(12,260)	(40,119)
Adjustment for non-cash income and expense items:
Depreciation and amortisation	895	939
Impairment of intangibles	3,000	643
Impairment of financial assets and joint venture assets	578	4,614
Share-Based payments (equity settled)	436	707
Write-off of capitalised finance facility costs	978	-
Non-cash items relating to convertible notes	4,610	-
Non-cash items relating to Taralga project	(10,000)	-
Gain on financial liabilities measured at fair value	(2,555)	-
Loss on sale of property, plant and equipment and intangible assets	454	25
Unrealised losses / (gains) on foreign exchange	567	214
Share of (profit) / loss of associates	-	108
Bad debts written off and provision for impairment of receivable	188	2,496
Discount on acquisition of controlled entity	(67)	-
Break fee from terminated acquisition	-	2,475
Gain on remeasurement of contingent consideration	-	(3,529)
Changes in assets and liabilities
(Increase)/decrease in assets:
Trade and other receivables	(40)	13,919
Inventories	17,302	10,640
Other assets	984	(205)
Deferred tax assets	-	3,219
Increase/(decrease) in liabilities:
Trade and other payables	4,236	(11,576)
Current tax liabilities	383	-
Deferred tax liabilities	-	(386)
Provisions	132	(3,198)
Net cash from / (used in) operating activities	9,821	(19,014)
(b) Non-Cash financing and investing activities
Share-Based payments (options) – borrowings	267	527
Equity settled – payables and borrowings	419	-
Acquisition of plant and equipment by means of finance leases	129	183
Acquisition of investment by means of re-investment of fees earned	10,000	-

The Group’s exposure to interest rate risk is discussed in Note 22. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of cash and cash equivalents mentioned above.

F1-43

Notes to the Financial Statements

(Stated in Australian Dollars)

11 Trade and other receivables

	Consolidated
	2013 $’000	2012 $’000
Current
Trade receivables (a)	5,971	5,450
Other receivables (b)	226	1,251
Allowance for impairment loss (c)	(245)	(803)
	5,952	5,898

Non-current
Other receivables (b)	2,500	-
Carrying amount of trade and other receivables	2,500	-

Movements in the allowance for impairment loss were as follows:
At 1 July	803	324
Charge for the year	188	2,496
Amounts recovered	(396)	-
Amounts written off	(350)	(2,017)

At June 30,	245	803

(a) Past due but not impaired

As at June 30, 2013, trade receivables past due but not considered impaired are: $2,490,000 (2012: $1,930,000).

Payment terms on these amounts have not been re-negotiated. Direct contact with the relevant debtor has been made and the Group is satisfied that payment will be received in full. Since balance date $1,909,000 of these past due amounts have been received.

Other balances within trade and other receivables do not contain impaired assets and are not past due. It is expected that these other balances will be received when due.

	Total	0-30 Days	30-60 Days	> 60 Days
At June 30,, the ageing analysis of trade receivables pas due is as follows:
2013 Consolidated	2,490	-	2,166	324
2012 Consolidated	1,930	-	399	1,531

F1-44

Notes to the Financial Statements

(Stated in Australian Dollars)

11 Trade and other receivables (continued)

(b) Other receivables

These amounts generally arise from transactions outside of the usual operating activities of the Group. The current balance at June 30, 2013 mainly related to retention amounts on large scale solar projects which are due on final completion of the projects. The current balance at June 30, 30 2012 mainly related to a portion of the convertible note that had been issued by the Group (refer Note 18 – Series 1), but for which the cash had not received at balance date.

The non-current balance at June 30, 2013 related to the receivable from the sale of Larkden Pty Ltd (refer Note 16(b)).

(c) Impaired trade receivables

As at June 30, 2013, current trade receivables of the Group with a nominal value of $245,000 (2012: $803,000) were impaired. The amount of provision was $245,000 (2012: $803,000). These amounts have been included in the allowance for impairment loss above, and within the provision for impairment of receivables in the income statement.

Trade receivables are non-interest bearing and are generally on terms of up to 30 days. A provision for impairment loss is recognised when there is objective evidence that an individual trade receivable is impaired.

(d) Fair value and credit risk

Due to the short-term nature of these receivables, their carrying value is assumed to approximate their fair value.

The maximum exposure to credit risk is the fair value of receivables. Collateral is not held as security, nor is it the Group's policy to transfer (on-sell) receivables to special purpose entities. The non-current receivable (refer Note 11(b) is secured over the shares of Larkden Pty Ltd.

(e) Foreign exchange and interest rate risk

Detail regarding the Group’s exposure to foreign currency risk and interest rate risk in relation to trade and other receivable is provided in Note 22.

12 Inventories

	Consolidated
	2013 $’000	2012 $’000
Raw materials and stores	1,215	3,219
Work in progress#	201	13,389
STCs* - lower of cost and net realisable value	195	2,079
Total	1,611	18,687

# Work in progress at June 30, 2012 was made up of costs incurred in constructing a 5MW solar project in Italy and development expenditure on the Taralga wind farm project. Since June 30, 2012 the Italian Solar project has been sold and development costs for Taralga have been reimbursed with the respective work-in-progress amounts transferred to the Statement of Comprehensive Income in the year ended June 30, 2013.

* As indicated in Note 2 (q), STCs are initially recognised at fair value of the consideration received (the deemed cost) following the installation of a solar panel and the assignment of the STCs to the Group. STCs are subsequently measured at lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The net carrying value of STCs incorporates a provision for unrecoverable STCs calculated as 5% of the gross carrying value at balance date.

F1-45

Notes to the Financial Statements

(Stated in Australian Dollars)

12 Inventories (continued)

When STCs are ultimately sold by the Group incremental revenue might arise being the difference between the initial value at which the STCs was recorded at and the final price at which STCs have been traded for by the Group. This incremental revenue is reported as other income. Similarly, when STCs are sold at less than the value at which they were recorded at initially, the loss is reported within the cost of raw materials in the income statement, as it represents in effect, a write down of the STCs inventory balance to its net realisable value.

Write down of STCs inventories to net realisable value recognised as an expense during the year ended June 30, 2013 amounted to $nil (year ended June 30, 2012 $103,000). The expense has been included in the raw materials, consumables used & contractors in the statement of comprehensive income. In addition to these amounts, in accordance with the accounting policy described above, an additional income amounting to $489,000 (2012: loss of $4,173,000) being the difference between the value at which the STCs were initially recorded and the final sale of STCs has been included in other income line item in the statement of comprehensive income. The loss in 2012 has been included in the raw materials, consumables used and contractors line item in the statement of comprehensive income.

13 Other assets

	Consolidated
	2013 $’000	2012 $’000
Current
Prepayments	463	94
Deferred borrowing costs	-	1,165
Total current	463	1,259
Non-Current
Deposits	97	192
Total non-current	97	192

Deferred borrowing costs have been expensed in the 2013 year as the Group is no longer utilising the finance facility to which the costs related.

F1-46

Notes to the Financial Statements

(Stated in Australian Dollars)

14 Available-for-sale and other financial assets

	Consolidated
	2013 $’000	2012 $’000
Available-for-sale financial assets
Taralga Wind Farm (a)	10,800	-
Investment in Andalay Solar (b)	43	603
Shares in other corporations	15	15
Sub-total Available-for-sale financial assets	10,858	618

Other financial assets
Investments in solar projects	-	18
Sub-total other financial assets	-	18
Total	-	636

(a)	During the year ended June 30, 2013 the Group made an investment in Taralga Holding Nominees 1 Pty Ltd and Taralga Holding Nominees 2 Pty Ltd. See Note 3(vi) for details on the investment.

(b)	On January 4, 2012, CBD invested US$1,000,000 into Andalay Solar (previously Westinghouse Solar Inc.) to acquire 1,666,667 common stock in this US listed company. This represented an ownership of approximately 9% of the common stock of Andalay Solar. CBD Energy does not have a controlling interest in Andalay Solar and as such this investment is valued on a mark to market basis. An impairment loss of $560,000 has been recognised during the year as it was deemed that the decline in value was significant compared to the original cost of the investment.

F1-47

Notes to the Financial Statements

(Stated in Australian Dollars)

15 Non-current assets - plant and equipment

	Consolidated
	2013	2012
	$’000	$’000
Computer hardware & software
At cost	961	638
Accumulated depreciation	(609)	(484)
Total computer hardware & software	352	154

Motor vehicles
At cost	530	661
Accumulated depreciation	(418)	(322)
Total motor vehicles	112	339

Plant and equipment
At cost	4,768	4,945
Accumulated depreciation	(1,095)	(934)
Total plant and equipment	3,673	4,011

Furniture, fittings & office equipment
At cost	435	581
Accumulated depreciation	(218)	(206)
Total furniture, fittings & office equipment	217	375

Leased motor vehicles
At cost	635	616
Accumulated amortisation	(256)	(330)
Total leased motor vehicles	379	286

Leasehold improvements
At cost	443	512
Accumulated amortisation	(280)	(300)
Total leasehold improvements	163	212

Total property, plant and equipment
At cost	7,772	7,953
Accumulated amortisation/depreciation	(2,876)	(2,576)
Total property, plant and equipment	4,896	5,377

F1-48

Notes to the Financial Statements

(Stated in Australian Dollars)

15 Non-current assets - plant and equipment (continued)

Reconciliation of carrying amounts at the beginning and end of the period

	Computer hardware & software $’000	Motor vehicles $’000	Plant & equipment $’000	Furniture, fittings & office equipment $’000	Leased motor vehicles $’000	Leasehold improvements $’000	Total $’000
Year Ended June 30, 2013
At 1 July 2012 net of accumulated depreciation and impairment	154	339	4,011	375	286	212	5,377
Additions	318	44	31	24	129	122	668
Disposals	(3)	(117)	(64)	(118)	-	(89)	(391)
Transfers	-	(59)	-	-	59	-	-
Depreciation charge for the year	(117)	(95)	(305)	(64)	(95)	(82)	(758)
At June 30, 2013 net of accumulated depreciation and impairment	352	112	3,673	217	379	163	4,896

At June 30, 2013
Cost	961	530	4,768	435	635	443	7,772
Accumulated depreciation and impairment	(609)	(418)	(1,095)	(218)	(256)	(280)	(2,876)
Net carrying amount	352	112	3,673	217	379	163	4,896

Year Ended June 30, 2012
At 1 July 2010 net of accumulated depreciation and impairment	299	357	3,477	398	215	310	5,056
Additions	117	97	811	30	183	8	1,246
Disposals	(2)	(18)	-	-	(48)	-	(68)
Depreciation charge for the year	(260)	(96)	(277)	(53)	(64)	(107)	(857)
At June 30, 2012 net of accumulated depreciation and impairment	154	339	4,011	375	286	212	5,377

At June 30, 2012
Cost or fair value	638	661	4,945	580	616	512	7,952
Accumulated depreciation and impairment	(484)	(322)	(934)	(206)	(330)	(300)	(2,575)
Net carrying amount	154	339	4,011	375	286	212	5,377

F1-49

Notes to the Financial Statements

(Stated in Australian Dollars)

16 Non-current assets – intangible assets and goodwill

(a) Reconciliation of carrying amounts at the beginning and end of the period

	Patent Costs $’000	Development Costs $’000	License Costs $’000	Goodwill $’000	Total $’000
Year ended June 30, 2013
At July 1, 2012 net of impairment	3,500	402	-	18,898	22,800
Disposals	(3,363)	(402)	-	-	(3,765)
Impairment	-	-	-	(3,000)	(3,000)
Amortisation	(137)				(137)
At June 30, 2013 net of accumulated amortisation and impairment	-	-	-	15,898	15,898

At June 30, 2013
Cost (gross carrying amount)	-	255	163	19,123	19,541
Accumulated impairment	-	(255)	(163)	(3,225)	(3,643)
Net carrying amount	-	-	-	15,898	15,898

Year ended June 30, 2012
At July 1, 2011 net of impairment	3,582	654	163	18,898	23,297
Additions	-	3	-	225	228
Impairment	-	(255)	(163)	(225)	(643)
Amortisation	(82)	-	-	-	(82)
At June 30, 2012 net of accumulated amortisation and impairment (restated)	3,500	402	-	18,898	22,800

At June 30, 2012
Cost (gross carrying amount)	3,582	657	163	19,123	23,525
Accumulated impairment	-	(255)	(163)	(225)	(643)
Accumulated amortisation	(82)	-	-	-	(82)
Net carrying amount	3,500	402	-	18,898	22,800

Intangibles are allocated to cash-generating units based on the group’s operating segments.

F1-50

Notes to the Financial Statements

(Stated in Australian Dollars)

16 Non-current assets – intangible assets and goodwill (continued)

(b) Patents

On 16 April 2013, the Group’s interests in Larkden Pty Ltd were sold including the energy storage patents held by Larkden. The sale price was $2,750,000 of which $250,000 was received in cash at the time of sale. The balance of the payments of $2,500,000 is to be received in three tranches on the anniversaries of the sale from 2015 to 2017 is recorded in other non-current receivable. Interests on the deferred purchase price accrue at market rate. If certain targets of installed capacity of the storage technology are not met within 3 years of the date of sale then the purchase price shall be reduced by $1,000,000. Management has estimated that the target will be met within the 3 years period and hence the total consideration has been determined to be $2,750,000. The carrying value of the patents was $3,363,000 at the date of the sale which resulted in a net loss on sale of $613,000 based on the total consideration of $2,750,000.

The transaction entered into by the Group in respect of the sale also included additional consideration of $1,740,000. This comprised consideration for the termination of a licence of $750,000 held by another CBD entity for use of the storage technology for which the associated assets had a carrying value of $402,000 at the date of sale resulting in a net gain on sale of $348,000 and reimbursement of costs of $990,000 incurred by CBD which were also paid as part of that the sale and for which no asset was recognised on the balance sheet as at the date of the sale. Overall, CBD made a gain of $725,000 as a result of that transaction. The sale price has been allocated between the various component of the transaction based on the contractual agreements associated with each part of the transaction.

(c) License costs and development costs

The carrying amount of development costs of $402,000 at June 30, 2012 represented development costs associated with linking solar and wind generating assets with energy storage technology for a remote area renewable energy project. As part of the sale of the patent asset (refer Note (b) above), the licence for use of the storage technology in this project was terminated.

(d) Goodwill

(i) Description of the cash generating units and other relevant information

Goodwill is allocated to the Group’s cash-generating units (CGUs) identified to the operating segment. A segment-level summary of the goodwill allocation is presented below:

	Consolidated
	2013 $’000	2012 $’000

Solar PV	14,391	17,391
Parmac	1,166	1,166
Captech	341	341
Total	15,898	18,898

At June 30, 2013 the directors tested goodwill amounting to $18,898,000 for impairment. As a result of that review an impairment of $3,000,000 was recorded in respect of the Solar CGU as at June 30, 2103, thereby reducing its carrying value to $15,898,000 at that date. In conducting this review of goodwill, the Group considers the relationship between its market capitalisation and its book value, among other factors, when reviewing for indicators of impairment. As at June 30, 2013, an indicator of potential impairment existed as the market capitalisation of the Group was below the book value of its equity and the Solar PV CGU did not achieve the EBITDA forecasts and associated cash flow assumptions used in the goodwill analysis at 31 December 2012 and June 30, 2012.

The Company believes that the structural changes to the Solar PV operations should enable the Solar PV business to operate profitably and be cash flow positive in future years.

F1-51

Notes to the Financial Statements

(Stated in Australian Dollars)

16 Non-current assets – intangible assets and goodwill (continued)

(ii) Key assumptions used in value in use calculations for the cash generating units for June 30, 2013 and June 30, 2012

The Group performs its impairment testing as at June 30 each year or more frequently where there are indicators of impairment. The recoverable amount of a CGU is determined based on value-in-use calculations. The recoverable amount of the CGUs has been determined based on a value in use calculation using cash flow projections as at June 30, 2013 based on financial budgets approved by senior management covering a two year period.

Cash flows beyond the two year period are extrapolated using growth rates between -3.5% for the Parmac CGU to 0.0% for Solar PV CGU and terminal growth rates of 0.0% are used beyond the fifth year (June 30, 2012 growth rates: -3.5% to 5.5%), which is consistent of the long-term average growth rate for the industries in which the CGUs operate.

The pre-tax, risk adjusted discount rate applied to cash flow projections is 27.5% (June 30, 2012: 36.5%). The discount rate applied at June 30, 2013 is lower than that applied at June 30, 2012 primarily due to the re-assessment of the market risk premium.

The calculation of value in use is most sensitive to the following assumptions:

•	earnings before interest, tax, depreciation & amortisation (EBITDA);

•	discount rates; and

•	growth rate used to extrapolate cash flows beyond the budget period.

Earnings before interest, tax, depreciation & amortisation – EBITDA forecasts are based on projections for the forthcoming 5 year period. The basis for these projections is the recent historical performance of the CGU’s adjusted for any non-recurring revenue or cost items. This is then overlaid with the impact of changes to revenue streams, gross margins and cost structures which have either now been put in place or are underway. In respect of the Solar PV CGU, a significant contribution to the projected results is from replenishing the current pipeline of the USA and United Kingdom solar businesses at a rate sufficient to maintain or grow revenues when the current pipeline has been exhausted. The current pipeline and the relationships being used to replenish this pipeline have been in development by the technical and management teams within the Solar PV CGU since CBD Energy acquired the business in January 2010. Projections are based on the Group’s reasonable expectations of delivery and replenishment of this pipeline. Given some inherent uncertainty around future pipelines, sensitivity analysis has been applied to the value in use calculations for the USA and United Kingdom based on achievement levels from 0% to 75% of the projected results. Another significant contribution to the projected results is an improved performance in the domestic solar operations. This part of the CGU has been significantly restructured reducing costs and achieving better pricing from suppliers thereby increasing operating margins. Sensitivity analysis has been applied to the value in use calculations for the domestic solar operations based on achievement levels from 65% to 100% of the projected results.

Discount rates - discount rates reflect the estimate of the Group’s time value of money. This is the benchmark used by the Group to assess operating performance and to evaluate future investment proposals. In determining appropriate discount rates, regard has been given to the weighted average cost of capital of the entity as a whole. The business risk specific to each unit are reflected in their individual cash flows.

F1-52

Notes to the Financial Statements

(Stated in Australian Dollars)

16 Non-current assets – intangible assets and goodwill (continued)

Growth rate estimates - these are based on published industry research such as IbisWorld for Electricity Generation in the case of Eco-Kinetics CGU, Electrical Equipment Manufacturing for Captech CGU and Industrial Building Construction for Parmac.

(i)	Sensitivity to changes in assumptions

The implications of the key assumptions on the recoverable amount are discussed below:

Earnings before interest, tax, depreciation & amortisation (“EBITDA”) – the Group recognises that market competition, new entrants, government regulation and incentive schemes, and general economic climate amongst other factors can have a significant impact on EBITDA forecasts and associated cash flow assumptions. As indicated above, the future earnings for the Solar CGU are dependent on achieving targets in the key territories of Australia, United Kingdom and USA. If penetration in these markets is not achieved as budgeted by the Group this may cause the carrying value of the CGU to exceed its recoverable amount. In determining whether goodwill is impaired, a range of carrying values has been assessed based on the following scenarios:

Australia – 100% to 65% EBITDA forecast achievement : the most mature market for the solar CGU. The residential projections are based on historical performance and no major market changes have occurred in the past 12 months so that is considered an appropriate guide. The commercial projection is based on an identified pipeline plus an uplift to reflect industry projections that the solar (in particular commercial) market in Australia will continue to expand. The range of projected revenues represents a very small portion of the Australian market.

UK – 75% to 25% EBITDA forecast achievement : the UK operations have completed a significant number of installations historically and current operations are managed using a combination of local staff and Australian solar staff transferred to the UK. The UK business is projected to experience strong revenue growth, and as such a wide range of projected outcomes has been used in this analysis. CBD has developed a pipeline and has close links with an early stage solar projects developer who is able to source projects required to complete this pipeline and provide financing solutions to facilitate their construction. The UK business is also developing its own pipeline independently of this.

USA – 25% to 0% EBITDA achievement: The USA is CBD’s least developed solar market and operations having completed a 1.4MW solar project in New Jersey to date. CBD has an arrangement with a solar developer to provide EPC services, and this developer has a significant pipeline of projects it is discussing with CBD. This is considered an early stage relationship and as such the range of weightings applied to the US business is low.

Growth rate assumptions - the Group recognises that the speed of technological change and the possibility of new entrants can have a significant impact on growth rate assumptions. The effect of new entrants is not expected to impact adversely on forecasts included in the budget, but could yield a reasonably possible alternative to the estimated long term growth rate of 0.0%. The Group believes that in isolation to changes in other key assumptions no reasonably possible change in this assumption would cause the carrying value of the units to materially exceed their recoverable amounts.

Discount rate assumptions - the Group recognises that actual time value of money may vary to what they have estimated. Management believes that in isolation to changes in other key assumptions no reasonably possible change in this assumption would cause the carrying value of any of the units to materially exceed their recoverable amount.

Based on the revised input assumptions and sensitivity analysis conducted on the value in use calculations, a range of valuations of goodwill are indicated between $22,700,000 and $9,100,000, with a maximum impairment required of $8,200,000.

Using a weighted average of the outcomes in the sensitivity range tested an impairment of $3,000,000 is indicated and has been recognised as a charge to the Statement of Comprehensive Income.

F1-53

Notes to the Financial Statements

(Stated in Australian Dollars)

17 Trade and other payables

	Consolidated
	2013 $’000	2012 $’000
Current
Trade payables	13,952	10,889
Accruals and other payables	7,558	5,236
Contingent consideration*	603	603
	22,113	16,728

* Contingent consideration represents the amount payable in relation to the purchase of eco-Kinetics which took place in January 2010.

(a) Fair value

Due to the short-term nature of these payables, their carrying value is assumed to approximate their fair value.

(b) Risk exposure

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in Note 22.

18 Interest-bearing loans and borrowings

	Consolidated
	2013 $’000	2012 $’000
Current - secured
Bank overdraft	463	-
Trade finance[1]	-	2,500
Other Loans (a)	6,500	17,263
Convertible Notes (b)	6,684	4,965
Finance leases	197	157
Current – un-secured
Other loans	1,039	-
Convertible Notes	2,750	2,345
Total Loans	17,633	27,230
Non-current – secured
Finance leases	328	344
	328	344

(1) The facility is secured by purchased stock and by the assets of eco-Kinetics Pty Ltd. The facility has been withdrawn by the lender and the balance to be repaid has been classified as an overdraft. The overdraft is secured by a first-ranking fixed and floating charge on the assets of the eco-Kinetics entities and guaranteed by CBD Energy Ltd.

F1-54

Notes to the Financial Statements

(Stated in Australian Dollars)

18 Interest-bearing loans and borrowings (continued)

(a) Other Loans

(i) Secured

The other loans balance as at June 30, 2012 included a balance of $10,763,000 drawn on the entity’s construction finance facility in relation to the 5MW Italy solar project completed in June 2012. This loan was repaid in full on the sale of the Italy project in December 2012 and as such the balance on this facility at June 30, 2013 was $nil. The US$25,000,000 line of credit remains available for redraw by the Group for use against subsequent projects; however, at reporting date it was not in use. The interest rate is calculated with reference to the higher of a fixed rate of 24% per annum or a 30% share of the profit realised on sale of the projects. Security was issued over the assets under construction.

Other loans of $6,500,000 are secured by 2nd ranking fixed and floating charge over all otherwise unencumbered assets of the Group. Interest is payable on this loan at the penalty rate of 15%. Under the terms of the agreement with the loan provider it may serve notice on the Company at which point the loan becomes due and payable. The loan provider has issued no notice of default or demand for repayment to the Company. At maturity the loan provider may require that some or all of the loan be converted into ordinary shares of the Company, up to a maximum of 40,000,000 ordinary shares, should the Company fail to repay the loan in full. The Group entered into an agreement with this lender in February 2013, under which the lender has agreed not to request repayment of this debt, or interest accruing on it, prior to 30 July 2013. The Company is currently finalising an agreement with the lenders to restructure the key terms of the loan, including extending the maturity date of the loan to 30 May 2015, capitalisation of accrued interest and deferral of interest charges and payments until July 2014. A further agreement to cure past defaults on this facility is also being drafted and it is anticipated that on execution of these agreements the maturity date of the loan will be 30 May 2015. As part of the renegotiation of the convertible notes – series 1 (refer below) 20,000,000 warrants that were previously issued to the lender were re-priced from $0.053 to $0.0275.

(ii) Unsecured

In December 2012, the Group issued $750,000 of instalment loan notes to a professional advisor of the Group in lieu of cash payments for services received.  The instalment notes do not bear interest and are payable in 18 equal monthly instalments, commencing in January 2013, in cash or, at CBD Energy’s discretion, common shares in the Company.  The holders of instalment notes received warrants to purchase 3,537,764 CBD ordinary shares at an exercise price of A$0.053, expiring on 12 December 2017. The balance on these notes at June 30, 2013 was $500,000.

In January 2013, the Group entered into an agreement with a consortium of lenders to establish an unsecured financing facility for the purpose of financing purchases of inventory for the solar PV division. As of June 30, 2013, the balance drawn under the facility was US$500,000. The facility expires in January 2014 and must be repaid in full by that date. For each US$100,000 drawn down, US$130,000 was to be repaid within 90 days. Since draw down, an amount of US$150,000 has been repaid. We are currently negotiating with the lenders to establish a repayment schedule for this loan.

(b) Convertible notes

(i) Convertible notes – series 1 - secured

The parent entity issued 635 9.75% convertible notes for US$6,350,000 in 30 May 2012 and August 2012, referred to as the Series 1 notes. The maturity date of these notes is 36 months after the date of issue. The notes are transferable by the note holders and are convertible into ordinary shares of CBD at the option of the holder. The conversion price is A$0.053.

F1-55

Notes to the Financial Statements

(Stated in Australian Dollars)

18 Interest-bearing loans and borrowings (continued)

(i) Convertible notes – series 1 – secured (continued)

In February 2013, CBD entered into an amended and restated agreement with the secured convertible note holders with the following key changes made to the agreement:

•	CBD was required to reduce the face value of the convertible notes to not more than US$2,500,000 by June 30, 2013 from the balance of US$6,350,000 through the sale of non-core assets.
•	If the convertible notes are not reduced to less than US$2,500,000, then the notes are subject to a redemption premium equal to 20% of the principal.
•	CBD has the right to repay the convertible note loan balance at any time without penalty.
•	New “performance warrants” have been issued, the holders can acquire after June 30, 2013 but prior to 30 May 2017, up to 46,181,818 of CBD’s ordinary shares, with an exercise price of A$0.0275 per share.
•	Existing “note holders’ warrants” totalling 30,016,604 were re-priced to an exercise price of A$0.0275 per share from A$0.053 per share.
•	The note holders’ warrants and performance warrants include re-pricing mechanisms when additional equity is issued by CBD.
•	Additional warrants the noteholders were entitled to if the notes were redeemed on maturity and not converted into shares were cancelled.
•	Covenants changes were also implemented.

From an accounting point of view, this renegotiation amounted to an extinguishment of the previously issued notes and the recognition of a new debt which has resulted in an additional expense of $2,278,000 that has been recognised in the statement of comprehensive income at June 30, 2013.

The face value of these convertible notes had not been reduced to below US$2,500,000 by June 30, 2013, and as such an event of default exists at June 30, 2013. As a result of this default event, at maturity the notes are subject to a redemption premium equal to 20% of the principal.

Since June 30, 2013, the Group has sold certain assets and made part repayment of $1,194,000 (US$1,098,000) on these notes and is in advanced discussions with the holders of the notes to restructure the key terms, including the cure of current defaults, removal of covenants and deferral of interest payments. At the date of this report, agreements to implement these changes and cure past defaults on this facility have been drafted and it is anticipated that on execution of these agreements the maturity date of the notes will revert to 30 May 2015.

The notes are subject to a number of financial and other covenants and are secured by a first ranking fixed and floating charge over the assets of CBD Energy Ltd. and its subsidiaries, subject to the priority liens previously granted under the trade finance facility.

(ii) Convertible notes – series 2 unsecured

In December 2011, CBD issued 12-month term convertible notes to an investor consortium for US$2,000,000 and in March 2012 issued an additional US$400,000 of these notes. In December 2012, prior to maturity of these notes, CBD issued replacement notes to the note holders, referred to as the “Series 2 Notes” with a face value equal to US$2,750,000, which includes accrued interest from the issue date of the original notes through to the issue date of the Series 2 Notes. The Series 2 Notes mature on May 30, 2015 and are convertible at any time by the Note holders, in whole or in part, at a conversion price of A$0.053 per share. These notes have an interest rate of 9.75%. The company’s shareholders approved the re-issue of these notes on 26 September 2012. The holders of the Series 2 Notes received warrants to purchase 12,949,047 CBD ordinary shares at an exercise price is A$0.053 per share and an expiry date of 30 December 2017. If the notes are redeemed on maturity and not converted into shares note holders are entitled to additional warrants with a two year period, which are convertible into ordinary shares of CBD at the same conversion rate and price as the options granted to the note holders. These notes were in default at June 30, 2013. The Company is currently in discussions with the holders of the notes to cure the defaults on these notes.

F1-56

Notes to the Financial Statements

(Stated in Australian Dollars)

18 Interest-bearing loans and borrowings (continued)

(iii) Convertible notes – series 3 unsecured

In December 2012, CBD issued convertible notes for US$250,000, referred to as the “Series 3 Notes”. The Series 3 Notes mature on 12 December 2015 and are convertible at any time in whole or in part at a conversion price of A$0.053 per share. The Series 3 Notes bear interest at an annual rate of 9.75% per annum. The holders of the Series 3 Notes received warrants to purchase 1,179,245 CBD ordinary shares at an exercise price of A$0.053 per share. If the notes are redeemed on maturity and not converted into shares note holders are entitled to additional warrants with a two year period, which are convertible into ordinary shares of CBD at the same conversion rate and price as the options granted to the note holders. These notes were in default at June 30, 2013. The Company is currently in discussions with the holders of the notes to cure the defaults on these notes.

(iv) Summary of convertible notes

The convertible notes are presented on the balance sheet as follows:

	Consolidated
	2013 $’000	2012 $’000

Debt at amortised cost	9,137	4,755
Derivative on convertible note (Conversion options and associated warrants) – at fair value	297	2,555
Total	9,434	7,310

(c) Derivatives on convertible note

On issuance of the convertible notes which are on issue at June 30, 2013, it has been determined that the notes were a financial liability (refer Note 2(y)) and that the conversion options as well as the associated additional warrants were embedded derivative liabilities.

(i) Conversion option

The convertible notes on issue are denominated in USD and are convertible at the option of the holder at any time before maturity at a strike price multiplied by a USD exchange rate. The IFRS Interpretations Committee considered the accounting for a foreign currency convertible bond and stated that a fixed amount of foreign currency constitutes a variable amount of cash in the entity's functional currency. Therefore, foreign-currency-denominated-convertible bonds that will be settled by an entity delivering a fixed number of its own equity instruments in exchange for a fixed amount of foreign currency fail the 'fixed for fixed' requirement. The whole of the convertible bond is classified as a financial liability under AASB 132 and is subject to AASB 139 for recognition and measurement. The embedded written option's value changes in response to changes in the values of entity's equity and foreign exchange movements. Therefore, it is not a closely related embedded derivative, because the risks inherent in the derivative (equity risk) and in the debt host are dissimilar.

(ii) Additional warrants

If the notes are not converted, CBD has to redeem the notes for cash at maturity. If that is the case, CBD also has an obligation to issue additional warrants to the holder whereby the holder can exercise the warrant for shares in CBD (same strike price as initial conversion option, same number of shares that could have been converted under the initial instrument). As CBD does not have control over whether a cash redemption will be made, it has a contractual obligation to repay cash and issue warrants under AASB 139. As these warrants are in a different functional currency and as they represent a risk that is not closely linked to the host instrument they have been separated from an accounting standpoint. The warrants represent a derivative liability which has been measured and recorded separately at the date of issue of the convertible notes. As a result, these embedded derivatives are separated from the notes and are measured at fair value at the end of each reporting period through the profit and loss.

F1-57

Notes to the Financial Statements

(Stated in Australian Dollars)

18 Interest-bearing loans and borrowings (continued)

(iii) Performance warrants

The performance warrants which have been issued to series 1 noteholders as a result of the restructure of these notes are also considered to be derivatives instruments due to the re-pricing mechanism for these warrants. An adjustment to reduce the strike price for shares subsequently issued at a market price (but below the strike price) violates the 'fixed for fixed' requirement. This adjustment does not preserve the economic rights of the warrant holders relative to the ordinary shareholders. This is because the adjustment effectively provides a form of compensation to the warrant holder if there is a subsequent issuance of shares at a market price that is not provided to the ordinary shareholders.

The Group engaged an independent valuer to assess the fair value of the derivative on the convertible notes as at June 30, 2013.

The embedded conversion option was valued using a modified binominal lattice model giving consideration to the dilution impact of shares issued upon conversion. In order to account for the specific terms of the potential warrants two components of the commonly used (unmodified) binomial model in relation to the share prices have been modified. In this regard, the share price at each node where new shares are issued has been modified to account for the effect of dilution. The following key inputs were applied to determine a fair value.

	June 30, 2013	June 30, 2012

Share price	$0.008	$0.045
Conversion price	$0.053	$0.053
Dividend yield	0.0%	0.0%
Risk free rate	3.0%	3.0%
Volatility	70% - 90%	60% - 80%

The additional warrants were valued using an un-modified binominal lattice model giving consideration to the dilution impact of the shares issued upon conversion of the warrants as well as other options on issue. The following key inputs were applied to determine a fair value.

	June 30, 2013	June 30, 2012

Share price	$0.008	$0.045
Conversion price	$0.053	$0.053
Dividend yield	0.0%	0.0%
Risk free rate	3.0%	3.0%
Volatility	70% - 90%	60% - 80%

The performance warrants were valued using a multi-step binomial model. The following key inputs were applied to determine a fair value.

June 30, 2013

Number of options granted	46,181,818
Consideration for options granted	Nil
Grant date:	13 Feb 2013
Expiry date:	30 May 2017
Share price at grant date	$0.02
Exercise price	$0.013 *
Expected dividend yield	0%
Risk-free interest rate	3.0%
Volatility	70%

* These options contain a feature whereby their exercise price is reduced to match the price of any subsequent equity issues at a lower price than their exercise price. During the year, these options were repriced down from $0.0275 to $0.013.

F1-58

Notes to the Financial Statements

(Stated in Australian Dollars)

18 Interest-bearing loans and borrowings (continued)

(d) Fair values

With the exception of the convertible notes, the carrying amount of the Group’s current and non-current borrowings approximates their fair values. The fair value of the convertible notes at June 30, 2013 is $10,294,000 compared to a carrying amount of $9,137,000 excluding derivatives at June 30, 2013.

(e) Risk exposures

Details of the Group’s exposure to risks arising from the current and non-current borrowings relating to interest rate and foreign exchange risk are set out in Note 22.

(f) Assets pledged as security

All assets of the Group have been pledged as security for current and non-current interest bearing liabilities.

(g) Defaults and breaches

On 30 April 2013, the period of forbearance previously granted by the secured convertible note holders finished and the company breached certain requirements contained within the convertible note agreements to maintain interest payments on the notes. At June 30, 2013 and at the date of this report, the company was in breach of the convertible note agreement relating to the reduction of series 1 to not more than US$2,500,000. At no point have the note holders called default as a result of this breach. As a result of cross-default provisions contained in the other loan agreements, the other loans and other convertible notes are also in default at June 30, 2013. Since June 30, 2013, the Group has sold certain assets and made part repayment of $1,194,000 (US$1,098,000) on the Series 1 notes and is in advanced discussions with the holders of the notes to restructure the key terms, including the cure of current defaults, removal of covenants and deferral of interest payments. At the date of this report, agreements to implement these changes and cure past defaults on this facility have been drafted and it is anticipated that on execution of these agreements the maturity date of the Series 1 notes will revert to 30 May 2015. The Company is currently in discussions with the holders of the Series 2 and Series 3 notes to cure the defaults on these notes.

The Company is currently finalising an agreement with the lenders of the other secured loan of $6,500,000 to restructure the key terms of the loan, including extending the maturity date of the loan to 30 May 2015, capitalisation of accrued interest and deferral of interest charges and payments until July 2014. A further agreement to cure past defaults on this facility is also being drafted and it is anticipated that on execution of these agreements the maturity date of the loan will be 30 May 2015.

19 Provisions

	Consolidated
	2013 $’000	2012 $’000
Current
Employee entitlements	874	712
Provision for warranty claims	433	273
Total current	1,307	985
Non-current
Employee entitlements	109	299
Total non-current	109	299

F1-59

Notes to the Financial Statements

(Stated in Australian Dollars)

19 Provisions (continued)

(a) Movements in provisions

Movements in each class of provision during the financial year, other than provisions relating to employee benefits, are set out below:

	Provision for warranties $’000	Total $’000
Consolidated
At 1 July 2012	273	273
Amount provided	471	471
Discount rate reversal	-	-
Amount used	(311)	(311)
At June 30, 2013	433	433
		-
Current	433	433
Non-current	-	-
Total	433	433

(b) Nature and timing of provisions

(i) Warranty provision

Refer to Note 2(z) for the relevant accounting policy and a discussion of the significant estimations and assumptions applied in the measurement of product warranty provision. This amount includes predominantly provision booked for probable claims by customers for product faults in domestic solar PV systems as well as provision for claimable warranty for other goods and services sold by the Group.

(ii) Employee Entitlements

Refer to Note 2(z) for the relevant accounting policy and a discussion of the significant estimations and assumptions applied in the measurement of long-service leave, which is part of this provision. This provision also includes provision booked for employees who earn but are yet to use their vacation entitlements. This amount includes on-costs for superannuation, workers compensation insurance and payroll tax (refer to Note 2(z) for the relevant accounting policy).

20 Contributed equity

	Consolidated
	2013 $’000	Restated 2012 $’000
(a) Ordinary shares
Ordinary share capital, issued and fully paid	109,046	108,509

(b) Other equity
Value of conversion rights – convertible notes	574	574
	109,620	109,083

F1-60

Notes to the Financial Statements

(Stated in Australian Dollars)

20 Contributed equity (continued)

(a) Movement in ordinary shares on issue	Number of shares	Issue price	Restated $’000

At July 1, 2011 - Restated	453,336,666		106,784
Share issue	19,167,394		1,725
At June 30, 2012 - Restated	472,504,060		108,509

At July 1, 2012 - Restated	472,504,060		108,509
14 Jan 2013 - Issue of equity for extinguishment of financial liabilities	3,443,000	$0.019	66
13 Feb 2013 - Issue of equity for extinguishment of financial liabilities	9,313,797	$0.019	186
17 Jun 2013 - Share purchase plan	15,923,109	$0.013	207
20 Jun 2013 - Issue of equity for extinguishment of financial liabilities	21,663,379	$0.0077	167
Transaction costs	-		(89)
At June 30, 2013	522,847,345		109,046

(b) Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Covenants contained within the Series 1 Notes prevent CBD from making dividend payments without the prior approval of the Series 1 Note holders.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

(c) Other equity

The amount shown for other equity is the value of the conversion rights relating to the 12.5% convertible notes issued on 29 July 2009.

F1-61

Notes to the Financial Statements

(Stated in Australian Dollars)

20 Contributed equity (continued)

(d) Share options

(i) Options over ordinary shares: The following options to purchase fully paid ordinary shares in the Company were outstanding at June 30, 2013:

Number of Options
Date Granted	Expiry Date	Exercise Price ($)		Balance at start of the period	Granted during the period	Exercised during the period	Forfeited and other movements during the period	Vested and Exercisable at end of the period

28/11/08	27/11/13	$0.20		9,200,000	-	-	-	9,200,000
21/12/10	19/12/13	$0.20		12,000,000	-	-	-	12,000,000
27/07/11	31/12/12	$0.20		575,000	-	-	(575,000)	-
01/11/11	31/12/14	$0.25		350,000	-	-	-	350,000
28/05/12	28/05/15	$0.0275	*	20,000,000	-	-	-	20,000,000
31/05/12	30/05/17	$0.013	**	30,016,604	-	-	-	30,016,604
12/12/12	12/12/17	$0.05		-	4,717,009	-	-	4,717,009
30/12/12	30/12/17	$0.05		-	12,949,057	-	-	12,949,057
13/02/13	30/05/17	$0.013	**		46,181,818	-	-	46,181,818
Total				72,141,604	63,847,884	-	(575,000)	135,414,488
Weighted average exercise price				$0.07	$0.02	-	$0.20	$0.05

* These options were repriced down from $0.053 to $0.0275 following the restructuring of the series 1 convertible notes.

** These options contain a feature whereby their exercise price is reduced to match the price of any subsequent equity issues at a lower price than their exercise price. During the year, 30,016,604 options were repriced down from $0.053 to $0.0275 and subsequently from $0.0275 to $0.013 and 46,181,818options were repriced down from $0.0275 to $0.013.

F1-62

Notes to the Financial Statements

(Stated in Australian Dollars)

20 Contributed equity (continued)

The following options to purchase fully paid ordinary shares in the Company were outstanding at June 30, 2012:

Number of Options
Date Granted	Expiry Date	Exercise Price ($)	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited and other movements during the year*	Vested and Exercisable at end of the year

28/11/08	27/11/13	$0.20	9,200,000	100,000	-	(100,000)	9,200,000
21/12/10	19/12/13	$0.20	12,000,000	-	-	-	12,000,000
09/02/11	09/02/13	$0.20	5,000,000	-	-	(5,000,000)	-
27/07/11	31/12/12	$0.20	-	575,000	-	-	575,000
01/11/11	31/12/14	$0.25	-	350,000	-	-	350,000
28/05/12	28/05/15	$0.05	-	20,000,000	-	-	20,000,000
31/05/12	30/05/17	$0.05	-	30,016,604	-	-	30,016,604
Total			26,200,000	51,041,604	-	(5,100,000)	72,141,604
Weighted average exercise price			$0.20	$0.06	-	$0.20	$0.09

* Includes 5,000,000 options cancelled and re-issued on 28 May 2012 to a loan provider under the terms of the loan agreement (refer Note 18 (b)(i) and Note 28).

No options have been issued between balancing date and the date of this report.

(e) Capital management

When managing capital, management's objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity.

The group’s debt and capital includes ordinary share capital and financial liabilities, supported by financial assets.

Management adjusts the capital structure to take advantage of favourable costs of capital or high returns on assets. As the market is constantly changing, management may change the amount of dividends to be paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Management monitor capital through the gearing ratio (net debt / total capital). The gearing ratios based on continuing operations at June 30, 2013 and 2012 were as follows:

	Consolidated
		Restated
	2013 $’000	2012 $’000

Total borrowings *	17,961	27,574
Less cash and cash equivalents	(932)	(2,522)
Net borrowings / (cash)	17,029	25,052
Total equity	1,270	11,720
Total capital	18,299	36,772
Gearing ratio	93%	68%

* Includes interest bearing loans and borrowings

F1-63

Notes to the Financial Statements

(Stated in Australian Dollars)

21 Retained earnings / (Accumulated losses) and reserves

(a) Movements in retained earnings / (accumulated losses) were as follows:

	Consolidated
	2013 $’000	Restated 2012 $’000

Balance 1 July	(100,052)	(59,933)
Net (Loss) / Profit	(12,260)	(40,119)
Balance June 30,	(112,312)	(100,052)

(b) Other reserves

	Consolidated
	Share- options reserve $’000	Available- for-sale reserve $’000	Translation reserve $’000	Total $’000
At July 1, 2011 (Restated)	1,205	-	-	1,205
Share based payments - remuneration	28	-	-	28
Share based payments - borrowing agreements	1,456	-	-	1,456
At June 30, 2012	2,689	-	-	2,689

At July 1, 2012	2,689	-	-	2,689
Share based payments - remuneration	-	-	-	-
Share based payments - borrowing agreements	500	-	-	500
Revaluation reserve	-	800	-	800
Translation Reserve	-	-	(27)	(27)
At June 30, 2013	3,189	800	(27)	3,962

(c) Nature and purpose of reserves

(i) Share options reserve

The share options reserve is used to record the value of share based payments provided to employees and directors as part of their remuneration and options granted as part of borrowing agreements. 17,666,066 options in total were granted during the year as part of borrowing agreements. The reserve also records the re-pricing of options previously issued (refer Note 18(a)(i).

(ii) Available-for-sale reserve

Changes in the fair value and exchange differences arising on translation of investments, such as equities, classified as available-for-sale financial assets, are recognised in other comprehensive income, and accumulated in a separate reserve within equity. Amounts are reclassified to profit or loss when the associated assets are sold or impaired.

(iii) Translation reserve

Exchange differences arising on translation of the foreign controlled entity are recognised in other comprehensive income as described in Note 1(j) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

F1-64

Notes to the Financial Statements

(Stated in Australian Dollars)

22 Financial risk management objectives and policies

The Group's principal financial instruments comprise receivables, payables, bank overdraft, trade finance, loans, convertible notes, finance leases, available-for-sale investments and cash and short-term deposits.

Risk exposures and responses

The Group manages its exposure to key financial risks, including interest rate risk in accordance with the Group's financial risk management policy. The objective of the policy is to support the delivery of the Group's financial targets whilst protecting future financial security.

The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, credit risk, price risk, and liquidity risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate risk and assessments of market forecasts for interest rate. Ageing analyses and monitoring of specific credit allowances are undertaken to manage credit risk, monitoring levels of exposure to price risk and assessments of market price volatility; liquidity risk is monitored through the development of future rolling cash flow forecasts.

The Board reviews and agrees policies for managing each of the risks as summarised below.

Primary responsibility for identification and control of financial risks rests with the Audit Committee under the authority of the Board. The board reviews and agrees policies for managing each of the risks identified below, including hedging of foreign currency and interest rate risk, credit allowances, and future cash flow forecast projections.

(a) Interest rate risk

The Group’s main interest rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the group to fair value interest rate risk only if the borrowings are carried at fair value, which is not the Group’s policy.

During 2013 and 2012, the Group’s borrowings at variable rate were denominated in Australian Dollars.

The Group's exposure to market interest rates relates primarily to the Group's trade finance facility and bank overdraft. The level of debt is disclosed in Note 18.

At reporting date, the Group had the following mix of financial assets and liabilities exposed to Australian variable interest rate risk.

	Consolidated
	2013 $’000	2012 $’000
Financial Assets
Cash and cash equivalents	932	2,522
	932	2,522
Financial Liabilities
Bank overdraft	463	-
Trade finance	-	2,500
Other borrowings	-	-
Net exposure	469	22

The Group's policy is to manage its finance costs using a mix of fixed and variable rate debt. At June 30, 2013, the Group had borrowings of $17,961,000 (2012: $27,574,000) with 97.4% being fixed interest rate debt (2012: 90.9%). Fixed rate debt was comprised of trade finance, convertible notes and finance leases.

F1-65

Notes to the Financial Statements

(Stated in Australian Dollars)

22 Financial risk management objectives and policies (continued)

The Group constantly analyses its interest rate exposure. Within this analysis consideration is given to potential renewals of existing positions, alternative financing, and the mix of fixed and variable interest rates.

The Group’s fixed rate borrowings comprising the other loans and the convertible notes are carried at amortised costs. They are therefore not subject to interest rate risk as defined in AASB 7 (IFRS 7 Financial Instruments: Disclosures).

The following sensitivity analysis is based on the interest rate risk exposures in existence at the reporting date.

At June 30, 2013, and at June 30, 2012, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit / (losses) and equity would have been affected as follows:

Judgments of reasonably possible movements*:	Post Tax Profit		Equity
	Higher/(Lower)		Higher/(Lower)
	2013 $’000	2012 $’000	2013 $’000	2012 $’000
Consolidated
+1% (100 basis points)	4	152	4	152
-1% (100 basis points)	(4)	(152)	(4)	(152)

The movements in profit are due to higher/lower interest costs from variable rate debt and cash balances. The sensitivity is higher in 2013 than in 2012 for the consolidated entity because the group held higher levels of interest earning cash balances during the 2012 financial year.

* A 100 basis point increase and a 100 basis point decrease is used and represents management's assessment of the reasonably possible change in interest rates.

(b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities, borrowings, and financial assets.

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar was as follows:

	USD $’000	EUR $’000	GBP $’000	AUD $’000	Total $’000
2013
Cash and cash equivalents	1	6	246	679	932
Trade and other receivables	-	-	102	5,850	5,952
Financial assets	43	-	-	10,815	10,858
Trade and other payables	(1,028)	(1,678)	(152)	(19,255)	(22,113)
Borrowings	(10,473)	-	-	(7,488)	(17,961)

F1-66

Notes to the Financial Statements

(Stated in Australian Dollars)

22 Financial risk management objectives and policies (continued)

(b) Foreign currency risk (continued)

	USD $’000	EUR $’000	FJD $’000	AUD $’000	Total $’000
2012
Cash and cash equivalents	5	1,512	31	974	2,522
Trade and other receivables	1,018	426	-	4,454	5,898
Financial assets	603	-	-	33	636
Trade and other payables	(3,740)	(2,799)	-	(10,189)	(16,728)
Borrowings	(18,073)	-	-	(9,501)	(27,574)

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in the US dollar and AUD exchange rate, and the Euro and the AUD exchange rate, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities. The Group’s exposure to foreign currency changes for all other currencies is not material.

	Change in USD rate	Effect on profit before tax $’000	Effect on equity $’000

2013	+10%	(1,215)	(850)
	-10%	993	695

2012	+10%	(2,243)	(1,570)
	-10%	1,835	1,285

	Change in EUR rate	Effect on profit before tax $’000	Effect on equity $’000

2013	+10%	(186)	(130)
	-10%	152	106

F1-67

Notes to the Financial Statements

(Stated in Australian Dollars)

22 Financial risk management objectives and policies (continued)

(b) Foreign currency risk (continued)

	Change in GBP rate	Effect on profit before tax $’000	Effect on equity $’000

2013	+10%	(18)	(12)
	-10%	21	15

2012	+10%	-	-
	-10%	-	-

	Change in FJD rate	Effect on profit before tax $’000	Effect on equity $’000

2013	+10%	-	-
	-10%	-	-

2012	+10%	3	2
	-10%	(3)	(2)

The group is party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in foreign exchange rates. The eco-Kinetics operations use US dollar denominated borrowings to fund Euro based projects. In order to protect against exchange rate movements, the Group has entered into forward exchange contracts to purchase US dollars and sell Euros. These contracts are hedging highly probable repayment of borrowings and interest for the ensuing financial year. The contracts are timed to mature when repayments of borrowings are scheduled to be made.

The group does not apply hedge accounting. At balance date no forward contracts are in place. The fair value of forward contracts at June 30, 2012 was $17,000.

(c) Price risk

The Group’s has exposure to price risk related to its investment in Westinghouse Solar, whose securities are publicly traded on US markets. (Refer to Note 14). These securities are susceptible to market price risk arising from uncertainties about future values of the investment securities.

At the reporting date, the exposure to listed equity securities at fair value was $43,000 (2012: $603,000). A decrease of 50% on the market price could have an impact of approximately $22,000 (2012:$301,000) on the income or equity attributable to the Group, depending on whether or not the decline is significant or prolonged. An increase of 50% in the value of the listed securities would only impact equity, and would not have an effect on profit or loss.

(d) Credit risk

Credit risk arises from the financial assets of the Group, which comprise cash and cash equivalents, and trade and other receivables. The Group's exposure to credit risk arises from potential default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. Exposure at balance date is addressed in each applicable note.

The Group does not hold any credit derivatives to offset its credit exposure. The Group trades only with recognised, creditworthy third parties, and as such collateral is not requested nor is it the Group's policy to securitise its trade and other receivables.

F1-68

Notes to the Financial Statements

(Stated in Australian Dollars)

22 Financial risk management objectives and policies (continued)

(e) Liquidity risk

During the year the Group has improved its controls surrounding receivables. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their independent credit rating, financial position, past experience and industry reputation.

In addition, receivable balances are monitored on an ongoing basis.

There are no significant concentrations of credit risk within the Group and financial instruments are spread amongst a number of organisations to minimise the risk of default of counterparties.

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of variety of equity and debt instruments.

There is a material uncertainty that may cast significant doubt on whether the Group will continue as a going concern and therefore whether it will realise its assets and settle its liabilities and commitments in the normal course of business and at the amounts stated in the financial report. Refer to Note 2 (a)(i).

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities for all non-derivatives financial liabilities.

The amounts disclosed in the table are the contractual undiscounted cash flows.

The remaining contractual maturities of the Group’s financial liabilities are:

	Consolidated
	2013 $’000	2012 $’000

3 months or less	40,197	46,109
3-6 months	170	287
6 months – 1 year	377	575
1-5 years	400	4420
Over 5 years	-	-
Total contractual cash flows	41,144	51,391

Fair value

The methods for estimating fair value are outlined in the relevant notes to the financial statements.

The Group uses various methods in estimating the fair value of financial instruments. The methods comprise:

Level 1 – the fair value is calculated using quoted prices in active markets.

Level 2 – the fair value is estimated using inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3 – the fair value is estimated using inputs for the asset or liability that are not based on observable market data.

F1-69

Notes to the Financial Statements

(Stated in Australian Dollars)

22 Financial risk management objectives and policies (continued)

The fair value of the financial instruments as well as the methods used to estimate the fair value are summarised in the table below.

	2013				2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Consolidated	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Financial assets
Available-for-sale investments	43	-	10,815	10,858	603	-	-	603
Total assets	43	-	10,815	10,858	603	-	-	603

Financial liabilities
Derivatives on convertible notes	-	-	297	297	-	-	2,555	2,555
Total liabilities	-	-	297	297	-	-	2,555	2,555

Quoted market price represents the fair value determined based on quoted prices on active markets as at the reporting date. The fair value of the listed equity investments are based quoted on market prices. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.This is the case for the embedded derivatives for the convertible notes which are valued based on a valuation techniques which are disclosed in Note 18(d) and for available for sale financial assets disclosed in Note 14(a).

The following table presents the changes in level 3 instruments for the years ended June 30, 2013 and June 30, 2012:

	Unlisted equity securities (asset)	Embedded derivatives on convertible notes (liabilities)
Opening balance 1 July 2011	117	-
Additions	-	(2,555)
Losses recognised in statement of comprehensive income	(84)	-
Closing balance June 30, 2012	33	(2,555)

Other decrease (extinguishment)	-	710
Other increases	10,000	(1,007)
Gains recognised in other comprehensive income	800	-
Gains recognised in statement of comprehensive income	-	2,555
Losses recognised in statement of comprehensive income	(18)	-
Closing balance June 30, 2013	10,815	(297)

F1-70

Notes to the Financial Statements

(Stated in Australian Dollars)

22 Financial risk management objectives and policies (continued)

In 2013 the Group invested in two entities (Taralga Holding Nominees 1 Pty Ltd and Taralga Holding Nominees 2 Pty Ltd), the fair value of the 10% ownership interest was valued at $10,000,000 .. During the year ended June 30, 2013, the investment was revalued to $10,800,000 (an increase of $800,000) based on an indicative offer to acquire the asset which was received by the Group.

As indicated in Note 3(vi), the fair value of the investment was determined based on discounting the cash flows which will be received on exit based on several scenarios of the financial model for the project and the contractually defined distributions from any sales profits due to CBD on exit. Due to the requirement for judgement over variables within the financial model to determine future returns and profit achievable on exit, the fair value calculations were based on a net present value of a risk adjusted, probability weighted average return from different sales Internal Rate of Return (IRR) expectations. The range of IRR assumptions used in fair value calculations was from 9.0% to 13.0% which are considered the high and low points between which arm’s length sales transactions of wind farm projects may occur in Australia. The range of outcomes of the fair value calculations was from $9,500,000 to $10,900,000 using a discount rate of 17.0%. The adopted value at June 30, 2013 remains within the range determined above.

During the 2012 and 2013 years, the carrying value of other unlisted investments was impaired based on expectations of the future returns to the Group from these investments. In 2013 the carrying value of the other unlisted investments was reduced by $18,000 (2012: reduced by $84,000).

In 2012, the Group issued a series of convertible notes which contained embedded derivatives. An independent valuation was carried out on the value of these derivatives which resulted in the recognition of a liability of $2,555,000. In 2013 these derivatives were revalued by the independent valuer to $297,000. The reduction in value was mainly attributable to deterioration in the share price of the Group at June 30, 2013.

F1-71

Notes to the Financial Statements

(Stated in Australian Dollars)

23 Related party disclosure

(a) Subsidiaries

The consolidated financial statements include the financial statements of CBD Energy Limited and the material subsidiaries listed in the following table.

	Country of		% Equity Interest
Name	Incorporation	Principal Activity	2013	2012
CBD Energy Ltd	Australia	Holding company	100	100
Capacitor Technologies Pty Limited	Australia	Energy efficiency	100	100
Aso-Tech Pty Ltd	Australia	Inverter provider	67	67
Parmac Air Conditioning & Mechanical Services Pty Ltd	Australia	Energy efficiency	100	100
Remote Area Power Systems Pty Ltd	Australia	Energy storage	100	100
CBD Project Holdings Pty Ltd	Australia	Energy storage	100	100
Lloyd Energy Australia Pty Ltd	Australia	Energy storage	100	100
CBD Labs Pty Ltd	Australia	Energy storage	100	100
Larkden Pty Ltd	Australia	Energy storage	-	100
KI Solar Pty Ltd	Australia	Solar	100	100
eco-Kinetics Group Pty Ltd	Australia	Solar	100	100
Eco-Kinetics Europe Limited	United Kingdom	Solar	100	100
eco- Kinetics Pty Ltd	Australia	Solar	100	100
eco- Kinetics NSW Pty Ltd	Australia	Solar	100	100
eco- Kinetics Victoria Pty Ltd	Australia	Solar	100	100
eco- Kinetics Northern Territory Pty Ltd	Australia	Solar	100	100
eco- Kinetics South Pacific Ltd	Fiji	Solar	100	100
eco- Kinetics Co Ltd (Thailand)	Thailand	Solar	100	100
eco-Kinetics Netherlands Cooperatief UA	Netherlands	Solar	100	100
eco-Kinetics Netherlands Holding BV	Netherlands	Solar	100	100
eco-Kinetics UK Limited	United Kingdom	Solar	100	50
Greenway Pacific Pty Ltd	Australia	Dormant	70	70
CBD Energy USA Limited	USA	Solar	100	100
CBD Solar Labs Pty Ltd	Australia	PV Plant	100	100
CBD Solar Pty Ltd	Australia	Solar	100	100
Westinghouse Solar Pty Ltd	Australia	Solar	100	-
National Solar Installations Pty Ltd	Australia	Solar	100	100
Chatham Island Wind Ltd	New Zealand	Special purpose vehicle	100	100
CBD Adjungbilly Pty Ltd	Australia	Special purpose vehicle	100	100
Energy Bonds Plc	United Kingdom	Special purpose vehicle	100	-
Asian Renewable Energy Management Ltd	Australia	Financial services	100	100
Asian & Australian Renewables Ltd	Australia	Financial services	100	100

F1-72

Notes to the Financial Statements

(Stated in Australian Dollars)

23 Related party disclosure (continued)

Transactions between the Company and its subsidiaries principally arise from the granting of loans and the provision of management and administration services. All transactions undertaken during the financial year with subsidiaries are eliminated in the consolidated financial statements.

(b) Ultimate parent

CBD Energy Limited is the ultimate Australian parent entity and the ultimate parent of the Group.

(c) Key management personnel

Details relating to key management personnel, including transactions with key management personnel and remuneration paid, are included in Note 24.

(d) Terms and conditions of transactions with related parties

Sales to and purchases from related parties are made in arm's length transactions both at normal market prices and on normal commercial terms unless otherwise stated.

24 Key management personnel

(a) Compensation for Key Management Personnel

	Consolidated
	2013 $	2012 $

Short-term employee benefits	2,090,045	2,615,918
Post-employment benefits	139,714	170,547
Share-based payment	-	23,296
Total compensation	2,229,759	2,809,761

(b) Option holdings of Key Management Personnel

	Balance at beginning of	Granted as			Balance at End of	Vested at June 30, 2013
2013	Period 1 July 12	remune- ration	Options Exercised	Net Change Other #	Period June 30, 13	Total	Exercisable	Not Exercisable
Directors
M. Vaile	6,000,000	-	-	(6,000,000)	-	-	-	-
G. McGowan	6,000,000	-	-	-	6,000,000	6,000,000	6,000,000	-
Sub-total	12,000,000	-	-	(6,000,000)	6,000,000	6,000,000	6,000,000	-
Executives
Y. Brodsky	200,000	-	-	-	200,000	200,000	200,000	-
A. McClaren	100,000	-	-	(100,000)	-	-	-	-
E. Cywinski	6,000,000	-	-	(6,000,000)	-	-	-	-
Sub-total	6,300,000	-	-	(6,100,000)	200,000	200,000	200,000	-
Total	18,300,000	-	-	(12,100,000)	6,200,000	6,200,000	6,200,000	-

# Changes for Mr. Vaile, Mr. Cywinski and Mr. McClaren relate to resignations.

F1-73

Notes to the Financial Statements

(Stated in Australian Dollars)

24 Key management personnel

(b) Option holdings of Key Management Personnel (continued)

	Balance at beginning	Granted as remune- ration	Options Exercised	Net Change Other #	Balance at	Vested at June 30, 2012
2012	of Period 1 July 11	during the year	during the year	during the year	End of Period June 30, 12	Total	Exercisable	Not Exercisable
Directors
M. Vaile	6,000,000	-	-	-	6,000,000	6,000,000	6,000,000	-
G. McGowan	6,000,000	-	-	-	6,000,000	6,000,000	6,000,000	-
J. Anderson	3,000,000	-	-	(3,000,000)	-	-	-	-
Sub-total	15,000,000	-	-	(3,000,000)	12,000,000	12,000,000	12,000,000	-
Executives
Y. Brodsky	100,000	100,000	-	-	200,000	200,000	200,000	-
A. McClaren	100,000	-	-	-	100,000	100,000	100,000	-
E. Cywinski	6,000,000	-	-	-	6,000,000	2,000,000	2,000,000	-
Sub-total	6,200,000	100,000	-	-	6,300,000	2,300,000	2,300,000	-
Total	21,200,000	100,000	-	(3,000,000)	18,300,000	14,300,000	14,300,000	-

# Includes lapsed and forfeitures, Changes for Mr. Anderson relates to his resignation as director on March 8, 2012.

(c) Shareholdings of Key Management Personnel

Shares held in CBD Energy Limited (number)

2013	Balance at beginning of period 1 July 2012	Granted as remuneration during the period	On exercise of Options during the period	Net Change Other # during the period	Balance at End of Period June 30, 2013
Directors
M. Vaile	201,250	-	-	(201,250)	-
G. McGowan	17,899,436	-	-		17,899,436
C. Botto	500,000	-	-	-	500,000

Executives
Y. Brodsky	212,000	-	-	-	212,000
A. McClaren	499,175	-	-	(499,175)	-
E. Cywinski	18,471,667	-	-	(18,471,667)	-
Total	37,783,528	-	-	(19,172,092)	18,611,436

# Changes for Mr. Vaile, Mr. Cywinski and Mr. McClaren relate to resignations.

F1-74

Notes to the Financial Statements

(Stated in Australian Dollars)

24 Key management personnel (continued)

Shares held in CBD Energy Limited (number)

2012	Balance at beginning of period 1 July 2011	Granted as remuneration during the year	On exercise of Options during the year	Net Change Other # during the year	Balance at End of Period June 30, 2012
Directors
M. Vaile	201,250	-	-	-	201,250
G. McGowan	17,899,436	-	-	-	17,899,436
J. Anderson	1,000,000	-	-	(1,000,000)	-

Executives
Y. Brodsky	212,000	-	-	-	212,000
A. McClaren	299,175	200,000	-	-	499,175
C.Botto	-	-	-	500,000	500,000
E. Cywinski	7,513,331	-	-	10,958,336	18,471,667
Total	27,125,192	200,000	-	10,458,336	37,783,528

# Net change for E. Cywinksi of 10,958,336 shares were ordinary shares issued to the executive as part of an earn-out agreement in relation to the Company’s acquisition of eco-Kinetics (refer to Note 25 (e)). Changes for Mr. Anderson and Mr. Botto relate to resignation and appointment.

(d) Loans to Key Management Personnel

There were no loans to directors or key management personnel during the year ending June 30, 2013 (2012: none).

(e) Convertible note holdings of key management personnel

There were no convertible notes held by key management personnel at June 30, 2013 (2012: none).

F1-75

Notes to the Financial Statements

(Stated in Australian Dollars)

24 Key management personnel (continued)

(f) Other transactions and balances with Key Management Personnel and their related parties

Directors

During the current and previous financial year, the Group transacted with related entities of directors, other than in their capacity as director as follows:

(i)	During the financial year ending June 30, 2013, TRW Holdings Pty Ltd, an entity in which a Director, Gerry McGowan has a direct interest, received payments for executive services provided by Mr. Gerry McGowan and for underwriting fees, reimbursement of travel expenses and other operating disbursements incurred on behalf of the company. The total amount paid or payable to TRW Holdings Pty Ltd including GST for services other than the services of Mr. McGowan acting as Managing Director of CBD Energy Ltd was $91,915 (2012: $4,596).
(ii)	During the financial year ending June 30, 2012, the Company received from Vaile & Associates, an entity in which a Director, Mark Vaile has a direct interest, total payment of $246 (2013: $nil) for rental of office space and reimbursement of expenses.
(iii)	During the financial year ending June 30, 2012, Corporate and Administrative Services Pty Ltd, a company wholly owned by Pitt Capital Partners Limited (an entity in which a Director, Todd Barlow has a direct interest), received payments for consulting, corporate services, reimbursement of travel expenses and other operating disbursements. The total amount payable to Corporate and Administrative Services Pty Ltd was $22,085 (2013: $nil).
(iv)	During the financial year ending June 30, 2012, Pitt Capital Partners Limited (an entity in which a Director, Todd Barlow has a direct interest), received payments for corporate services. The total amount payable to Pitt Capital Partners Limited was $nil (2012: $126,066). During the 2013 financial year, the Company entered into an agreement with Pitt Capital Partners Limited to pay them an advisory fee equal to 10% of the net proceeds derived from the sale of non-core assets sold with such firm’s assistance.

Subsequent to the end of the financial year, agreements have been signed with two major creditors to grant debt forgiveness to CBD totalling $2,800,000. The conditions of one of these agreements included the assignment of the creditor balance to a director-related entity (TRW Holdings Pty Ltd, an entity controlled by Mr. Gerry McGowan). The debt forgiveness will become effective once the company has finalised an agreement with TRW Holdings Pty Ltd to effect the debt forgiveness.

Key Management Personnel

Capacitor Technologies Pty Ltd utilises electrical contracting services offered by Brodpower Pty Ltd, a company in which Yury Brodsky has an ownership interest. The service contract with Brodpower Pty Ltd operates on a revenue share basis whereby CapTech makes a 25% margin on all electrical installation work outsourced to Brodpower Pty Ltd. During the year ending June 30, 2013, Captech paid Brodpower Pty Ltd $409,660 for contract maintenance and repair services (2012: $375,904).

As part of the purchase of eco-Kinetics the Company has also agreed to contingent consideration to be paid to Edwin Cywinski on achievement of certain performance targets. Mr. Cywinksi may be entitled to cash and share payments relating to the earn-out. During the year ended June 30, 2012 the Company paid Mr. Cywinski $nil in relation to this earn-out agreement (2012: $1,286,000).

In March 2013 the Company entered into an agreement with EEG Pty Ltd (an entity in which Edwin Cywinski has a direct interest) whereby EEG Pty Ltd would licence the usage of the PV Solar assembly operation owned by CBD Energy Limited and pay a royalty to the Company based on output. At June 30, 2013, no royalties had been paid to CBD Energy Limited by EEG Pty Ltd.

F1-76

Notes to the Financial Statements

(Stated in Australian Dollars)

25 Share-based payments

(a) Recognised share-based payment expenses

The expense recognised for employee services received during the year and the expense relating to options granted as part of borrowing agreements is shown in the table below:

	Consolidated
	2013 $’000	2012 $’000

Expense arising from equity-settled share-based payment transactions for employees	-	180
Expense arising from equity-settled share-based payment financing transactions	267	527
	267	707

(b) Types of share-based payments

The options issued during the year ended June 30, 2013 only relates to options / warrants that have been issued as part of borrowing agreements. 17,666,066 unlisted options exercisable at 5.3 cents, with exercise dates in December 2017 were granted in accordance with loan agreement and convertible note facilities issued during the year ended June 30, 2013. The weighted average remaining contractual life of issued options outstanding at year-end was 3.2 years.

The share-based payment expenses recorded during year ended June 30, 2013 includes the expense relating to the issue of the warrants for the unsecured loan noted below (refer Note 18(a)(ii)) as well as the expense relating to the re-pricing of previously issued warrants (refer Note 18(b)(i).

F1-77

Notes to the Financial Statements

(Stated in Australian Dollars)

25 Share-based payments (continued)

(c) Summaries of options granted

The following table illustrates the number (No.) and weighted average exercise prices (WAEP) of, and movements in, share options issued during the year:

	2013	2013	2012	2012
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	72,141,604	$0.11	26,200,000	$0.20
Granted during the year #	17,666,066	$0.05	45,941,604	$0.06
Forfeited during the year	-	-	-	-
Exercised during the year	-	-	-	-
Expired during the year	(575,000)	$0.20	-	-
Outstanding at the end of the year	89,232,670	$0.07	72,141,604	$0.09

# Options granted during the year exclude 46,181,818 options relating to the performance options which are considered derivatives instruments, refer note 18(b)(i)

(d) Option pricing model

The fair value of the equity-settled share options granted is estimated as at the date of grant using a Black-Scholes model taking into account the terms and conditions upon which the options were granted. The fair value is derived from the Black-Scholes model using the closing share price of CBD Energy Limited ordinary shares on grant date, Australian Government Long-term bond interest rates as published by the Reserve Bank of Australia as a proxy for the risk-free interest rate, having regard for the bond maturity that is most closely aligned to the period of time remaining until the options expiry date, and the option exercise prices and quantities as noted above.

The model inputs for options granted during the year ended June 30, 2013 included:

Issued for	Unsecured loan, refer Note 18(a)(ii)	Convertible notes, refer Note 18(b)(ii)	Convertible notes, refer Note 18(b)(iii)
Number of options granted	3,537,764	12,949,057	1,179,245
Consideration for options granted	Nil	Nil	Nil
Exercise price:	$0.053	$0.053	$0.053
Grant date:	24 Dec 2012	30 Dec 12	24 Dec 2012
Expiry date:	12 Dec 2017	30 Dec 17	12 Dec 2017
Share price at grant date:	$0.02	$0.02	$0.02
Expected price volatility of the Company’s shares:	131%	131%	131%
Expected dividend yield:	0%	0%	0%
Risk-free interest rate:	3.0%	3.0%	3.0%

The expected price volatility is based on the historical five-year volatility of the Company’s share price.

26 Commitments

(i) Leasing commitments

Operating lease commitments – Group as lessee

Operating leases are entered into as a means of acquiring access to office premises and office equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. No purchase options exist in relation to operating leases and no operating leases contain restrictions on financing or other leasing activities. A renewal option in connection with the office leases exists.

F1-78

Notes to the Financial Statements

(Stated in Australian Dollars)

26 Commitments (continued)

Future minimum rentals payable under non-cancellable operating leases as at June 30, are as follows:

	Consolidated
	2013 $’000	2012 $’000

Within one year	497	1,246
After one year but not more than five years	672	1,275
After more than five years	-	-
Total minimum lease payments	1,169	2,521

Finance lease commitments - Group as lessee

The finance leases relate to the leasing of motor vehicles and office equipment.

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	Consolidated
	2013 $’000	2012 $’000

Within one year	236	191
After one year but not more than five years	384	406
After more than five years	-	-
Total minimum lease payments	620	597
Less amounts representing finance charges	(95)	(97)
Present value of minimum lease payments	525	500

Current liability	197	156
Non-current liability	328	344
Total	525	500

27 Contingencies

The Group has not identified any material contingencies that would be material to the Group's results of operations, cash flows or financial position at June 30, 2013 (June 30, 2012: None) nor were there any in the period between balance date and the date of this report.

F1-79

Notes to the Financial Statements

(Stated in Australian Dollars)

28 Auditors' remuneration

The auditor of CBD Energy Limited is PricewaterhouseCoopers.

	Consolidated
	2013 $	2012 $
Amounts received or due and receivable by PricewaterhouseCoopers (Australia) for:
Audit and review services
Audit and review of statutory financial reports	413,000	685,000
Audit of June 30, 2010 and 2011 financial reports	125,000	-
Other audits for preparation of US listing	420,000	-

Advisory services
Accounting advisory services	2,000	29,954

Tax services
General consultation on indirect tax	62,687	47,240
Total	1,022,687	762,194

29 Events after the balance sheet date

Transactions

On the 22 July 2013, the Group announced that the Merger Agreement signed with Westinghouse Solar Inc (now named Andalay Solar) has been cancelled.

On 30 August 2013 the Company’s 100% owned subsidiary Capacitor Technologies Pty Ltd (Captech) was disposed of for $1,788,000 resulting in no material gain or loss being recognised. The net proceeds realised from the sale have been used to reduce debt.

Financing

On 2 June 2013 the Company launched an unsecured retail bonds offering in the United Kingdom through a wholly owned subsidiary, Energy Bonds Plc. The bond issue raised £994,500 ($1,660,000) and closed on 2 July 2013.

On 20 September 2013, the Company issued 95 additional Series 1 Convertible Notes (refer Note 18(b)(i)) with a total face value of US$950,000.

On 5 October 2013 the Company launched a secured retail bonds offering in the United Kingdom through a wholly owned subsidiary, Secured Energy Bonds Plc. The bond issue closed on December 10, 2013 having raised gross proceeds of £7,536,000. The funds raised will be used to construct our pipeline of circa 40-45 projects in the UK. The projects have a useful life of approximately 20 years and it is the Company’s current intuition to retain ownership of completed projects and realize related revenues and profits for The Group over the long term, however, the Company may decide to sell some or all of the projects in the future.

On 21 November, the Company signed agreements with the holders of the secured convertible notes and the Other Loan of $6,500,000 to restructure the terms of the notes and loans. The agreements are currently sitting with the holders for signing. Further agreements to cure past defaults on these facilities and the unsecured convertible note facility have been drafted and it is anticipated that on execution of these the maturity date of the notes and loan will be 30 May 2015.

The proposed amendments to the terms of the notes and loan may constitute an extinguishment of the debt from an accounting point of view which may result in an adjustment to the carrying value of the loan balance at the date of the change and an expense being recorded in the income statement during the financial year ending June 30, 2014.

F1-80

Notes to the Financial Statements

(Stated in Australian Dollars)

29 Events after the balance sheet date (continued)

Other

On 11 July 2013 the Company entered a voluntary trading halt on the ASX, followed by a voluntary suspension, pending the announcement of the outcome of discussions with secured lenders and other creditors. This suspension remains in place and the Company is continuing to progress discussions with financiers and creditors.

Restructure and defer payments to creditors: CBD has been successful in negotiating improved terms and reductions in amount payable with some major creditors. To accommodate the Group’s cash flow requirements, some creditors have agreed to establish payments plan in order to spread repayment. Agreements have been signed with two major creditors to grant debt forgiveness to CBD totalling $2,800,000. The conditions of one of these agreements included the assignment of the creditor balance to a director-related entity (TRW Holdings Pty Ltd, an entity controlled by Mr. Gerry McGowan). The debt forgiveness will become effective once the company has finalised an agreement with TRW Holdings Pty Ltd to effect the debt forgiveness.

On 5 September 2013 the Company received approval from the ASX to de-list from ASX. Shareholder approval to de-list was obtained at an Extraordinary General Meeting held on 26 November 2013.

On 21 October 2013 the Company signed an exclusive, worldwide, long-term license agreement with Westinghouse Electric Corporation to use the WESTINGHOUSE® trademark as the corporate banner for its solar business.

F1-81

CBD ENERGY LTD

Index to Audited Consolidated Financial Statements

as of and for the Fiscal Years Ended June 30, 2012, 2011 and 2010

Page

Report of Independent Registered Public Accounting Firm, December 20, 2013	F2-2

Consolidated Statement of Comprehensive Income for the years ended June 30, 2012, June 30, 2011 and June 30, 2010	F2-3

Consolidated Statement of Financial Position at December 31, 2012, December 31, 2011 and December 31, 2010	F2-4

Consolidated Statement of Changes in Equity for the years ended June 30, 2012, June 30, 2011 and June 30, 2010	F2-5

Consolidated Statement of Cash Flows for the years ended June 30, 2012, June 30, 2011 and June 30, 2010	F2-6

Notes to the Consolidated Financial Statements	F2-7 to F2-86

F2-1

Report of Independent Registered Accounting Firm

To the board of directors and shareholders of CBD Energy Limited

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statement of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of CBD Energy Limited and its subsidiaries at June 30, 2012, at 30 June 2011 and June 30, 2010, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.1 to the consolidated financial statements, the Company has restated its 2012, 2011 and 2010 financial statements to correct errors.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has experienced recurring losses from operations and the uncertainty of financing or other alternative liquidity sources that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Sydney, Australia

20 December, 2013

F2-2

Statement of Comprehensive Income

(Amounts in Australian dollars rounded to the nearest thousand $’000)

For the year ended June 30,		Consolidated
	Note	Restated 2012 $’000	Restated 2011 $’000	Restated 2010 $’000

Revenues from continuing operations	6	49,885	159,962	44,553
Other income	6	3,793	3,328	322
Cost of raw materials, consumables used, and contractors		(43,073)	(129,258)	(29,317)
Employee benefit expenses	7	(16,540)	(14,421)	(4,741)
Compliance & consultants		(9,056)	(5,796)	(2,144)
Advertising and marketing		(2,289)	(1,554)	(683)
Travel costs		(1,587)	(1,222)	(722)
Occupancy expenses	7	(1,468)	(1,310)	(543)
Provision for impairment of receivables and bad debts written off	11	(2,496)	(185)	(245)
Other expenses	7	(3,347)	(3,404)	(1,542)
Share of net loss of associates		(108)	(580)	(131)
Depreciation and amortisation expenses	7	(939)	(681)	(426)
Finance costs	7	(2,327)	(1,923)	(993)
Break fee from terminated acquisition		(2,475)	-	-
Impairment loss on available-for-sale financial assets		(375)	-	-
Impairment of financial assets and interest in joint ventures	7	(4,239)	(1,156)	(534)
Impairment of intangible assets	7	(643)	-	(2,703)
Profit/(Loss) from operations before income tax		(37,284)	1,800	151
Income tax (expense)/benefit	8	(2,835)	(594)	2,769
Net Profit/(Loss) for the period		(40,119)	1,206	2,920

Attributable to:
Non-controlling interests		-	(30)	-
Members of the Parent		(40,119)	1,236	2,920

Other comprehensive income
Other items of comprehensive income		-	-	-
Income tax on items of other comprehensive income		-	-	-
Other comprehensive income for the period, net of tax		-	-	-
Total comprehensive income for the period		(40,119)	1,236	2,920

		Cents	Cents	Cents
Earnings per share for profit attributable to the ordinary equity holders of the company:
Basic earnings per share	9	(8.61)	0.30	1.03
Diluted earnings per share	9	(8.61)	0.30	1.00

The above statement of comprehensive income should be read in conjunction with the accompanying notes.

F2-3

Statement of Financial Position

(Amounts in Australian dollars rounded to the nearest thousand $’000)

As at June 30,		Consolidated
	Note	Restated 2012 $’000	Restated 2011 $’000	Restated 2010 $’000
ASSETS
Current Assets
Cash and cash equivalents	10	2,522	9,796	4,815
Trade and other receivables	11	5,898	20,904	12,301
Inventories	12	18,687	31,803	13,151
Other current assets	13	1,259	185	16
Total Current Assets		28,366	62,688	30,283

Non-Current Assets
Available-for-sale and other financial assets	14(a)	636	4,058	7,426
Plant and equipment	15	5,377	5,056	2,087
Investments in associates	14(b)	-	234	1,269
Deferred tax assets	8	-	3,221	3,325
Goodwill and other intangible assets	16	22,800	23,297	21,770
Other non-current assets	13	192	1,061	335
Total Non-Current Assets		29,005	36,927	36,212
TOTAL ASSETS		57,371	99,615	66,495

LIABILITIES
Current Liabilities
Trade and other payables	17	16,728	32,860	10,316
Interest-bearing loans and borrowings	18	27,230	12,961	9,315
Current tax liabilities		-	-	106
Provisions	19	985	555	359
Total Current Liabilities		44,943	46,376	20,096

Non-Current Liabilities
Interest-bearing loans and borrowings	18	344	230	254
Deferred tax liabilities	8	65	451	43
Provisions	19	299	3,928	8,382
Total Non-Current Liabilities		708	4,609	8,679
TOTAL LIABILITIES		45,651	50,985	28,775
NET ASSETS		11,720	48,630	37,720

EQUITY
Equity attributable to equity holders of the parent
Contributed equity	20	109,083	107,358	98,599
Accumulated losses	21	(100,052)	(59,933)	(61,169)
Reserves	21	2,689	1,205	290
TOTAL EQUITY		11,720	48,630	37,720

The above statement of financial position should be read in conjunction with the accompanying notes.

F2-4

Statement of Changes in Equity

(Amounts in Australian dollars rounded to the nearest thousand $’000)

For the year ended June 30,	Consolidated
	Ordinary Shares $’000	Share options reserve $’000	Non- Controlling Interests $’000	Accumulated losses $’000	Total $’000

At July 1, 2011 (restated)	107,358	1,205	-	(59,933)	48,630
Profit/(loss) for period	-	-	-	(40,119)	(40,119)
Other comprehensive income	-	-	-	-	-
Total comprehensive income for the year	-	-	-	(40,119)	(40,119)

Transactions with owners in their capacity as owners
Shares issued	1,725	-	-	-	1,725
Share-based payments for convertible notes	-	929	-	-	929
Share-based payments	-	555	-	-	555
Balance at June 30, 2012 (restated)	109,083	2,689	-	(100,052)	11,720

At July 1, 2010 (restated)	98,599	290	-	(61,169)	37,720
Profit for period	-	-	(30)	1,236	1,206
Recognition of non-controlling interest	-	-	30	-	30
Total comprehensive income for the year	-	-	-	1,236	1,236

Transactions with owners in their capacity as owners
Shares issued	8,373	-	-	-	8,373
Share issue costs	(77)	-	-	-	(77)
Tax benefit on share issue costs	83	-	-	-	83
Value of conversion rights – convertible notes	380	-	-	-	380
Share-based payments	-	915	-	-	915
Balance at June 30, 2011 (restated)	107,358	1,205	-	(59,933)	48,630

At July 1, 2009	79,537	52	-	(64,089)	15,500
Profit for period	-	-	-	2,920	2,920
Recognition of non-controlling interest	-	-	-	-	-
Total comprehensive income for the year	-	-	-	2,920	2,920

Transactions with owners in their capacity as owners
Shares issued	20,070	-	-	-	20,070
Share issue costs	(1,632)	-	-	-	(1,632)
Tax benefit on share issue costs	430	-	-	-	430
Value of conversion rights – convertible notes	194	-	-	-	194
Share-based payments	-	238	-	-	238
Balance at June 30, 2010 (restated)	98,599	290	-	(61,169)	37,720

The above statement of changes in equity should be read in conjunction with the accompanying notes.

F2-5

Statement of Cash Flows

(Amounts in Australian dollars rounded to the nearest thousand $’000)

For the year ended June 30,		Consolidated
	Note	2012 $’000	2011 $’000	2010 $’000
Cash flow from operating activities
Receipts from customers (inclusive of GST)		86,808	145,997	44,163
Payments to suppliers and employees (inclusive of GST)		(90,992)	(148,051)	(51,773)
Payments for development costs		(12,309)	(332)	(321)
Finance costs		(2,585)	(682)	(705)
Interest received	6	64	137	111
Income tax paid	8	-	(552)
Net cash flows used in operating activities	10	(19,014)	(3,483)	(8,525)

Cash flow from investing activities
Proceeds from sale of property, plant and equipment	15	43	2,008	-
Proceeds from the sale of financial assets		-	-	91
Purchase of property, plant and equipment	15	(591)	(1,000)	(502)
Payment for investments		(1,270)	(227)	(5,307)
Payment for investments in associates		-	-	(640)
Payment for intangible assets		-	-	(163)
Payment for the purchase of controlled entities, net of cash acquired		(351)	(1,888)	(5,206)
Net cash flows used in investing activities		(2,169)	(1,107)	(11,727)

Cash flow from financing activities
Proceeds from share issues	20	-	1,276	18,981
Share issue costs		-	(77)	(1,432)
Proceeds from issue of convertible notes	18	7,362	-	5,426
Convertible note issue costs		(187)	-	-
Proceeds from borrowings		16,252	13,610	2,599
Repayment of borrowings	18	(8,489)	(5,189)	(1,317)
Payment of finance lease liabilities	18	(202)	(255)	(85)
Net cash flows from financing activities		14,736	9,365	24,172

Net (decrease) / increase in cash and cash equivalents		(6,447)	4,775	3,920
Net foreign exchange differences		-	(280)	(395)
Cash and cash equivalents at beginning of period		8,969	4,474	948
Cash and cash equivalents at end of period	10	2,522	8,969	4,473
Non-cash financing and investing activities	10

The above statement of cash flows should be read in conjunction with the accompanying notes.

F2-6

Notes to the Financial Statements

(Stated in Australian Dollars)

1 Corporate information

CBD Energy Limited (“the Parent”) is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange.

CBD Energy Limited (“CBD”) is a company that is principally involved in solar installations, mechanical services solutions, energy efficiency solutions and wind farm development.

The principal activities during the year of entities within the consolidated entity were:

•	providing residential, commercial and utility solar installations both domestically and internationally,
•	mechanical services solutions,
•	wind and other development projects, and
•	energy efficiency solutions.

There have been no significant changes in the nature of these activities during the year.

The financial statements were authorised for issue by the directors on 14 October 2013. The directors have the power to amend and reissue the financial statements

2 Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of CBD Energy Limited and its subsidiaries.

(a) Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board. The financial report has also been prepared on a historical cost basis, modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss. CBD Energy is a for-profit entity for the purpose of preparing the financial statements.

The consolidated financial statements of the CBD Energy Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($’000) unless otherwise stated.

(i) Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business. Key financial data for the Group for the financial years ended June 30, 2013, 2012, 2011 and 2010 is disclosed below:

Consolidated	Year ended June 30, 2013 $’000	Year ended June 30, 2012 $’000	Year ended June 30, 2011 $’000	Year ended June 30, 2010 $’000

Cash at bank and in hand less overdraft	469	2,522	8,969	4,473
Profit / (Loss) for the year / period	(12,260)	(40,119)	1,206	2,920
Net cash inflow / (outflow) from operating activities for the year / period	9,821	(19,014)	(3,483)	(8,525)
Net current assets / (liabilities)	(32,542)	(16,577)	16,312	10,187

F2-7

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(a) Basis of Preparation (continued)

The Group incurred net operating cash outflows for the years ended June 30, 2012, 2011 and 2010. Trading in the period since June 30, 2013 has been difficult, and the company has continued to experience operating losses and a reduction in net assets. The net current liability position noted at June 30, 2013 and 2012 is explained by the convertible notes and other loans balances and outstanding creditors which are overdue and payable and hence classified as current liability on these dates. Included in current liabilities, classified as “Interest bearing loans and borrowings” are the following obligations which as at the date of this report continued to be in default of their respective loan conditions or are callable on demand:

		June 30, 2013		June 30, 2012

Secured convertible notes (i)	US$	6,350,000	US$	6,250,000
Other Loan (ii)	A$	6,500,000	A$	6,500,000
Unsecured convertible notes (iii)	US$	2,995,000	US$	$2,400,000

(i)	Secured convertible notes have a maturity date of May 30, 2015; however, the Group was required to achieve repayment of US$3,850,000 by June 30, 2013 to avoid a default. The Group did not meet this payment by June 30, 2013, however since June 30, 2013, the Group has sold certain assets and made part repayment of $1,194,000 (US$1,098,000) on these notes and is in final discussions with the holders of the notes to restructure the key terms, including the cure of current defaults, removal of covenants and deferral of interest payments. At the date of this report, agreements to implement these changes and cure past defaults on this facility have been drafted and agreed in principle with the note holders and it is anticipated that on execution of these agreements the maturity date of the notes will revert to May 30, 2015. Refer to Note 29.
(ii)	Loan balance of A$6,500,000 with an external party - under the terms of this agreement, the lender may serve notice on the Company at which point the loan becomes due and payable. The Company has reached an agreement with the lenders to restructure the key terms of the notes, including extending the maturity date of the loan to May 30, 2015, capitalisation of accrued interest and deferral of interest charges and payments until July 2014. It is anticipated that on execution of the agreements for the secured convertible notes note above in (i), the maturity date of the loan will be May 30, 2015.
(iii)	Unsecured convertible notes with a face value of US$2,750,000 which were issued in December 2012 were in default at June 30, 2013. The Company has received waivers from the holders of these notes for all previous breaches and defaults under the convertible note agreements. It is anticipated that on execution of the agreements for the secured convertible notes note above in (i), the maturity date of the unsecured convertible notes will revert to 30 May 2015.

Consequently the ability of the Group to continue as a going concern and meet its debts and commitments as and when they fall due requires that it meets or exceeds operational budgets in the future, monetises long-term assets, receives continued forbearance and support from its lenders and creditors, and raises funds from new loans and securities issuances. Therefore, there is substantial doubt with regards to the Group’s ability to continue as a going concern and, therefore whether the Group will realise its assets and settle its liabilities at amounts different from those stated in the financial statements. In order to reduce or eliminate this doubt and continue operating, the Group is taking steps to:

•	Sustain net operating profits: CBD is continually reviewing costs structures of the business and making the appropriate changes to maximize return on revenues generated. New business opportunities are assessed in order to identify opportunities for growth and increased profitability.
•	Monetise long-term assets: CBD’s intention is to monetize its investment in the Taralga wind farm if a suitable opportunity is presented. This investment had a carrying value of $10,800,000 at June 30, 2013.
•	Negotiate restructure of debt with lenders to remedy defaults and defer current payments to creditors. CBD is finalising agreements with lenders to restructure debt and with creditors to implement payment arrangements which align with CBD’s cash inflows.
•	Restructure and defer payments to creditors: CBD has been successful in negotiating improved terms and reductions in amount payable with some major creditors. To accommodate the Group’s cash flow requirements, some creditors have agreed to establish payments plan in order to spread repayment. Refer to Note 29.
•	Raise new debt and/or equity capital: CBD continues to discuss opportunities for further investment with current equity holders.

The Directors note that there is a risk that some or all of the above activities may not be successful, however, they believe that the Group has reasonable prospects of achieving the above plans and as a consequence they have no intention to liquidate or cease trading. The Directors have a responsibility to prepare the financial statements in accordance with accounting standards, which requires entities to prepare financial statements on a going concern basis unless the directors intend to liquidate the entity, cease trading or have no realistic alternative but to do so. No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not continue as a going concern.

F2-8

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(b) Critical accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

(d) New accounting standards and interpretations

(i)	Changes in accounting policy and disclosures.

The accounting policies adopted are consistent with those of the previous financial year.

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning July 1, 2011 affected any of the amounts recognised in the current period or any prior period and are not likely to affect future periods.

The Group has not elected to apply any pronouncements before their operative date in the annual reporting period beginning July 1, 2011.

(ii)	Australian Accounting Standards and Interpretations issued but not yet effective

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective and have not been adopted by the Group for the annual reporting period ending 30 June 2012, are outlined in the table below:

Reference & Title	Details of New Standard / Amendment / Interpretation	Impact on Group	Application date for the Group *
2010-8 Amendments to Australian Accounting Standards – Deferred Tax: Recovery of Underlying Assets [AASB 112] (IAS 12 Income Taxes)

These amendments address the determination of deferred tax on investment property measured at fair value and introduce a rebuttable presumption that deferred tax on investment property measured at fair value should be determined on the basis that the carrying amount will be recoverable through sale. The amendments also incorporate SIC-21 Income Taxes – Recovery of Revalued Non-Depreciable Assets into AASB 112.

		(#)	1 July 2012
AASB 2011-3** Amendments to Australian Accounting Standards – Orderly Adoption of Changes to the ABS GFS Manual and Related Amendments [AASB 1049] (no comparable standard under IFRS)

This Standard makes amendments including clarifying the definition of the ABS GFS Manual, facilitating the orderly adoption of changes to the ABS GFS Manual and related disclosures to AASB 1049.

Amendments to Australian Accounting Standards – Improvements to AASB 1049 can be found in AASB 2011-13.

		(#)	1 July 2012
AASB 2011-9 Amendments to Australian Accounting Standards – Presentation of Other Comprehensive Income [AASB 1, 5, 7, 101, 112, 120, 121, 132, 133, 134, 1039 & 1049] (various)	This Standard requires entities to group items presented in other comprehensive income on the basis of whether they might be reclassified subsequently to profit or loss and those that will not.	(#)	1 July 2012

F2-9

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(d) New accounting standards and interpretations (continued)

(ii)	Australian Accounting Standards and Interpretations issued but not yet effective

Reference & Title	Details of New Standard / Amendment / Interpretation	Impact on Group	Application date for the Group*
AASB 11 (IFRS 11) - Joint Arrangements

AASB 11 replaces AASB 131 Interests in Joint Ventures and UIG-113 Jointly- controlled Entities – Non-monetary Contributions by Ventures. AASB 11 uses the principle of control in AASB 10 to define joint control, and therefore the determination of whether joint control exists may change. In addition it removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, accounting for a joint arrangement is dependent on the nature of the rights and obligations arising from the arrangement. Joint operations that give the venturers a right to the underlying assets and obligations themselves is accounted for by recognising the share of those assets and obligations. Joint ventures that give the venturers a right to the net assets is accounted for using the equity method.

Consequential amendments were also made to other standards via AASB 2011-7 and amendments to AASB 128.

		(##)	1 July 2013
AASB 12 (IFRS 12) - Disclosure of Interests in Other Entities	AASB 12 includes all disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structures entities. New disclosures have been introduced about the judgments made by management to determine whether control exists, and to require summarised information about joint arrangements, associates and structured entities and subsidiaries with non-controlling interests.	(#)	1 July 2013
AASB 13 (IFRS 13) - Fair Value Measurement

AASB 13 establishes a single source of guidance for determining the fair value of assets and liabilities. AASB 13 does not change when an entity is required to use fair value, but rather, provides guidance on how to determine fair value when fair value is required or permitted. Application of this definition may result in different fair values being determined for the relevant assets.

AASB 13 also expands the disclosure requirements for all assets or liabilities carried at fair value. This includes information about the assumptions made and the qualitative impact of those assumptions on the fair value determined.

Consequential amendments were also made to other standards via AASB 2011-8.

		(##)	1 July 2013
AASB 119 (IAS 19) - Employee Benefits

The main change introduced by this standard is to revise the accounting for defined benefit plans. The amendment removes the options for accounting for the liability, and requires that the liabilities arising from such plans is recognised in full with actuarial gains and losses being recognised in other comprehensive income. It also revised the method of calculating the return on plan assets.

The revised standard changes the definition of short-term employee benefits. The distinction between short-term and other long-term employee benefits is now based on whether the benefits are expected to be settled wholly within 12 months after the reporting date.

Consequential amendments were also made to other standards via AASB 2011-10.

		(#)	1 July 2013

F2-10

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(d) New accounting standards and interpretations (continued)

(ii)	Australian Accounting Standards and Interpretations issued but not yet effective

Reference & Title	Details of New Standard / Amendment / Interpretation	Impact on Group	Application date for the Group *
AASB 10 (IFRS 10) - Consolidated Financial Statements

AASB 10 establishes a new control model that applies to all entities. It replaces parts of AASB 127 Consolidated and Separate Financial Statements dealing with the accounting for consolidated financial statements and UIG-112 Consolidation – Special Purpose Entities.

The new control model broadens the situations when an entity is considered to be controlled by another entity and includes new guidance for applying the model to specific situations, including when acting as a manager may give control, the impact of potential voting rights and when holding less than a majority voting rights may give control.

Consequential amendments were also made to other standards via AASB 2011-7.

		(##)	1 July 2013
Annual Improvements 2009–2011 Cycle - Annual Improvements to IFRSs 2009–2011 Cycle

This standard sets out amendments to International Financial Reporting Standards (IFRSs) and the related bases for conclusions and guidance made during the International Accounting Standards Board’s Annual Improvements process. These amendments have not yet been adopted by the AASB.

The following items are addressed by this standard:

IFRS 1 First-time Adoption of International Financial Reporting Standards

•      Repeated application of IFRS 1

•      Borrowing costs

•      IAS 1 Presentation of Financial Statements

•      Clarification of the requirements for comparative information

•      IAS 16 Property, Plant and Equipment

•      Classification of servicing equipment

•      IAS 32 Financial Instruments: Presentation

•      Tax effect of distribution to holders of equity instruments

IAS 34 Interim Financial Reporting

•      Interim financial reporting and segment information for total assets and liabilities

		(##)	1 July 2013

F2-11

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(d) New accounting standards and interpretations (continued)

(ii)	Australian Accounting Standards and Interpretations issued but not yet effective

Reference & Title	Details of New Standard / Amendment / Interpretation	Impact on Group	Application date for the Group *
AASB 1053 (IFRS for SMEs) - Application of Tiers of Australian Accounting Standards

This Standard establishes a differential financial reporting framework consisting of two Tiers of reporting requirements for preparing general purpose financial statements:

(a)  Tier 1: Australian Accounting Standards

(b)  Tier 2: Australian Accounting Standards – Reduced Disclosure Requirements

Tier 2 comprises the recognition, measurement and presentation requirements of Tier 1 and substantially reduced disclosures corresponding to those requirements.

The following entities apply Tier 1 requirements in preparing general purpose financial statements:

(a)  For-profit entities in the private sector that have public accountability (as defined in this Standard)

(b)  The Australian Government and State, Territory and Local Governments

The following entities apply either Tier 2 or Tier 1 requirements in preparing general purpose financial statements:

(a)  For-profit private sector entities that do not have public accountability

(b)  All not-for-profit private sector entities

(c)  Public sector entities other than the Australian Government and State, Territory and Local Governments.

Consequential amendments to other standards to implement the regime were introduced by AASB 2010-2, 2011-2, 2011-6, 2011-11 and 2012-1.

		(#)	1 July 2013
AASB 2011-4 - Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements [AASB 124] (IAS 24)	This Amendment deletes from AASB 124 individual key management personnel disclosure requirements for disclosing entities that are not companies.	(#)	1 July 2013

F2-12

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(d) New accounting standards and interpretations

(ii)	Australian Accounting Standards and Interpretations issued but not yet effective

Reference & Title	Details of New Standard / Amendment / Interpretation	Impact on Group	Application date for the Group *
AASB 9 - Financial Instruments (IFRS 9)

AASB 9 includes requirements for the classification and measurement of financial assets. It was further amended by AASB 2010-7 to reflect amendments to the accounting for financial liabilities.

These requirements improve and simplify the approach for classification and measurement of financial assets compared with the requirements of AASB 139. The main changes are described below.

(a)  Financial assets that are debt instruments will be classified based on (1) the objective of the entity’s business model for managing the financial assets; (2) the characteristics of the contractual cash flows.

(b)  Allows an irrevocable election on initial recognition to present gains and losses on investments in equity instruments that are not held for trading in other comprehensive income. Dividends in respect of these investments that are a return on investment can be recognised in profit or loss and there is no impairment or recycling on disposal of the instrument.

(c)  Financial assets can be designated and measured at fair value through profit or loss at initial recognition if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities, or recognising the gains and losses on them, on different bases.

(d)  Where the fair value option is used for financial liabilities the change in fair value is to be accounted for as follows:

►The change attributable to changes in credit risk are presented in other comprehensive income (OCI)

►The remaining change is presented in profit or loss If this approach creates or enlarges an accounting mismatch in the profit or loss, the effect of the changes in credit risk are also presented in profit or loss.

Consequential amendments were also made to other standards as a result of AASB 9, introduced by AASB 2009-11 and superseded by AASB 2010-7 and 2010-10.

		(##)	1 July 2015
AASB 2012-3 / AASB 2012-2 Amendments to Australian Accounting Standard - Offsetting Financial Assets and Financial Liabilities	In June 2012, the AASB approved amendments to the application guidance in AASB 132 (IAS 32) Financial Instruments: Presentation, to clarify some of the requirements for offsetting financial assets and financial liabilities in the balance sheet. These amendments are effective from 1 January 2014. They are unlikely to affect the accounting for any of the entity's current offsetting arrangements. However, the AASB has also introduced more extensive disclosure requirements into AASB 7 which will apply from 1 January 2013. When they become applicable, the group will have to provide a number of additional disclosures in relation to its offsetting arrangements. The group intends to apply the new rules for the first time in the financial year commencing 1 July 2013.	(##)	1 January 2014 / 1 January 2015

F2-13

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(d) New accounting standards and interpretations

(ii)	Australian Accounting Standards and Interpretations issued but not yet effective

Reference & Title	Details of New Standard / Amendment / Interpretation	Impact on Group	Application date for the Group *
AASB 2012-5 Amendments to Australian Accounting Standard arising from Annual Improvements- 2009-2011 Cycle

This standard sets out amendments to International Financial Reporting Standards (IFRSs) and the related bases for conclusions and guidance made during the International Accounting Standards Board’s Annual Improvements process. These amendments have not yet been adopted by the AASB.

		(##)	1 January 2013
Interpretation 21 Levies	Interpretation sets out the accounting for an obligation to pay a levy imposed by a government in accordance with legislation. The interpretation clarifies that a liability must be recognised when the obligating event occurs, being the event that triggers the obligation to pay the levy. The group currently is not obligated to pay any levies and will not be affected by the interpretation.	(##)	1 January 2014
Amendments to IAS 36 Impairment of Assets	The AASB has made small changes to some of the disclosures that are required under AASB 136 Impairment of Assets. These may result in additional disclosures if the group recognises an impairment loss or the reversal of an impairment loss during the period. They will not affect any of the amounts recognised in the financial statements. The group intends to apply the amendment from 1 July 2014.	(##)	1 January 2014

* Designates the beginning of the applicable annual reporting period unless otherwise stated.

(#) The adoption of this new standard, amendment or interpretation will not have a material impact on the Group’s financial statements.

(##) The Group is yet to determine if the adoption of this new standard, amendment or interpretation will have a material impact on the Group’s financial statements.

(e) Basis of consolidation

The consolidated financial statements comprise the financial statements of CBD Energy Limited and its subsidiaries as outlined in Note 23 as at and for the year ended June 30, each year. CBD Energy Limited and its subsidiaries together are referred to in this financial report as the “Group” or the “Consolidated Entity”.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights, so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether a group controls another entity.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which the Group obtains control and cease to be consolidated from the date on which control is transferred out of the Group.

Non-controlling interests, presented as part of equity, represent the portion of a subsidiary's profit or loss and net assets that are not held by the Group. The Group attributes total comprehensive income or loss of subsidiaries between the owners of the parent and the non-controlling interests based on their respective ownership interests. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statement, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

The acquisition method of accounting is used to account for business combinations by the Group (refer to Note 2(f)).

F2-14

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(f) Business combinations

Non-controlling interests are allocated their share of net profit after tax in the statement of comprehensive income and are presented within equity in the consolidated statement of financial position, separately from the equity of the owners of the parent.

Total comprehensive income within a subsidiary is attributed to the non-controlling interest even if that results in a deficit balance.

A change in the ownership interest of a subsidiary that does not result in a loss of control is accounted for as an equity transaction.

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Group elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the Group’s operating or accounting policies and other pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer's previously held equity interest in the acquiree is remeasured at fair value as at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Contingent consideration will be accounted for as a provision in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets (IAS 37 Provisions, Contingent Liabilities and Contingent Assets) and subsequent changes to the fair value of the contingent consideration is recognised in the profit or loss (refer note 2(z)). If the contingent consideration is classified as equity, it will not be re-measured. Subsequent settlement is accounted for within equity.

All transaction costs incurred in relation to the business combination are expensed to the statement of comprehensive income.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

F2-15

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(g) Investments in Associates

Associate companies are companies in which the Group has significant influence but not control or joint control, generally through holding, directly or indirectly, between 20% and 50% of the voting power of the company. Investments in associates are accounted for in the financial statements by applying the equity method of accounting whereby the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the Group’s share of net assets of the associate company. In addition the Group’s share of the profit or loss of the associate company is included in the Group’s profit or loss.

The carrying amount of the investment includes goodwill relating to the associate. Any excess of the Group’s share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities over the cost of the investment is excluded from the carrying amount of the investment and is instead included as income in the determination of the investor's share of the associate's profit or loss in the period in which the investment is acquired.

Profits and losses resulting from transactions between the Group and the associate are eliminated to the extent of the relation to the Group’s investment in the associate.

When the reporting dates of the Group and the associate are different, the associate prepares, for the Group’s use, financial statements as of the same date as the financial statements of the Group with adjustments being made for the effects of significant transactions or events that occur between that date and the date of the investor's financial statements. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, the Group discontinues recognising its share of further losses unless it has incurred legal or constructive obligations or made payments on behalf of the associate. When the associate subsequently makes profits, the Group will resume the recognition of its share of those profits once its share of the profits equals the share of the losses not recognised.

After application of the equity method, the Group determines whether it is necessary to recognise an additional impairment loss on its investment in its associate. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount as an impairment charge in the statement of comprehensive income.

Upon loss of significant influence over the associate, the Group measures and recognises any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognised in profit or loss.

(h) Interests in Joint Ventures

The Group has interests in joint ventures, which are jointly controlled entities, whereby the venturers have a contractual arrangement that establishes joint control over the economic activities of the entity. The agreement requires unanimous agreement for financial and operating decisions among the venturers.

The Group’s interests in jointly controlled entities are brought to account using the equity method of accounting (refer to Note 2(g)) in the consolidated financial statements. The parent entity’s interests in joint venture entities are brought to account at cost less impairment charge.

Details of the Group’s interests are shown at Note 14.

F2-16

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(i) Operating segments

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start up operations, which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the board of directors.

Operating segments have been identified based on the information provided to the chief operating decision makers – being the Board of Directors.

Operating segments that meet the quantitative criteria as prescribed by AASB 8 (IFRS 8 Operating Segments) are reported separately. Operating segments that meet the aggregation criteria as prescribed by AASB 8 (IFRS 8 Operating Segments) are reported together.

Refer to Note 4 for details of segments that the Group operates in.

(j) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars ($), which is CBD Energy Limited’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when they are deferred in equity when they are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses are presented in the income statement, within other revenue and other expenses. All other foreign exchange gains and losses are presented in the income statement on a net basis within other income or other expenses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognised in other comprehensive income or in profit or loss as part of the fair value loss when an impairment loss is recognised.

(iii) Group companies

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet
•	income and expenses for each income statement and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and
•	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

F2-17

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(k) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The Group assesses its revenue arrangements against specific criteria to determine if it is acting as principal or agent. The Group has concluded that it is acting as a principal in all of its revenue arrangements.

The specific recognition criteria described below must also be met before revenue is recognised:

(i) Domestic Solar Installation fees/ STCs

Installation fees revenues are recognised once installation is completed. Domestic Solar installation revenues are derived from solar PV system sales to third parties. Part of the consideration the Group receives in respect of a solar installation is generally in the form of a Small-scale Technology Certificates (“STCs”) that our customers assign to the Group. Under the Australian government program known as the Small-Scale Renewable Energy Scheme (SRES), eligible residential solar systems are credited by the responsible government agency with a one-time allocation of STCs. STCs are registered with the government regulator and do not expire. The regulator also establishes, on an annual basis, a purchase obligation for power generators at a level that is expected to approximately equal the supply of STC’s the regulator forecasts will be created from new installations during the year. The annual STC purchase obligation in each year is also adjusted by the regulator to take into account over- or under-creation of STCs in prior years as compared with forecast. As a consequence of the SRES and the mandated purchase obligation of the power producers STCs have an intrinsic value and an unregulated market for STCs has developed in Australia. As the government agency responsible for balancing STC purchase obligations with supply has gained experience over time, market volatility, liquidity and predictability of pricing have increased, but the market remains thin and the number of market makers is small. STC prices are effectively capped by the right of obligated purchasers to pay a fixed-rate penalty if they are unable to purchase sufficient STCs in the market to meet their obligations. We initially measure STCs assigned to us as an inventory asset at fair value based on the fair value of the consideration received. When STCs are ultimately sold by the Group incremental revenue might arise being the difference between the initial value at which the STCs was recorded at and the final price at which STCs have been traded for by the Group. This incremental revenue is reported as other income. Similarly, when STCs are sold at less than the value at which they were recorded at initially, the loss is reported within the cost of raw materials in the income statement, as it represents in effect, a write down of the STCs inventory balance to its net realisable value.

(ii) Sale of products, materials and parts

Revenue from the sale of products, material and parts is recognised upon the delivery of goods to customers.

(iii) Services

Revenue from the rendering of service is recognised upon delivery of the service to the customers.

(iv) Construction contracts

Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Under this method, contract revenue is matched with the contract costs incurred in reaching the stage of completion, resulting in reporting revenue, expenses and profit, which can be attributed to the work completed. When it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognised immediately in the profit and loss. Where the outcome cannot be measured reliably, revenue is recognised only to the extent that related expenditure is recoverable. The stage of completion of a contract is measured by reference to the recoverable costs incurred to date as a percentage of estimated total costs for the contract.

(v) Projects revenue

Revenue from commercial and utility scale solar projects and wind development projects whose sale is contingent upon delivery of a completed, operational project is recognised when the risks and rewards have been transferred which can vary depending on the specifics of each arrangement that the Group has with its customers and when revenue can be reliably measured.

(vi) Land development and resale

Revenue is recognised when the risks and rewards have been transferred and the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the units sold. This is normally considered to occur on settlement.

(vii) Interest income

Interest income is recognised using the effective interest method.

(viii) Dividends

Dividends are recognised as revenue when the right to receive payment is established. This applies even if they are paid out of pre-acquisition profits. However, the investment may need to be tested for impairment as a consequence.

(ix) Other revenues

Other operating revenues are recognised as they are earned and goods or services provided.

F2-18

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(l) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions. Government grants relating to costs are deferred and recognised in the profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are offset against the carrying value of those assets.

(m) Income tax and other taxes

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period's taxable income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred income tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

•	when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
•	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised, except:

•	When the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
•	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognised subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or in profit or loss.

F2-19

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(m) Income tax and other taxes (continued)

(i) Tax consolidation legislation

CBD Energy Limited and its wholly-owned Australian controlled entities implemented the tax consolidation legislation as of July 1, 2003.

In addition to its own current and deferred tax amounts, CBD Energy Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax-consolidated group.

(ii) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

•	When the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
•	Receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority is classified as part of operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(n) Impairment of Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(o) Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts. Bank overdrafts are included within interest-bearing loans and borrowings in current liabilities on the balance sheet.

F2-20

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(p) Trade and other receivables

Trade receivables, are recognised initially at original invoiced amounts, less an allowance for any uncollectible amounts. Settlement terms for trade receivables vary between the business units and are generally in line with standard industry practice within each industry. They are presented as current assets unless collection is not expected for more than 12 months after the reporting date.

Collectability of trade receivables is reviewed on an ongoing basis. Individual debts that are known to be uncollectible are written off when identified by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is used when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

The amount of the impairment loss is recognised in profit or loss as a separate expense category. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in profit or loss.

(q) Inventories

(i) Raw materials and stores

Inventories, which mainly comprise solar panels and inverters, which are used in the residential solar businesses of the Group, are measured at the lower of cost and net realisable value. Costs are assigned to individual items of inventory on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

(ii) Small-scale Technology Certificates (“STCs”)

As indicated in Note 2(k) (i), STCs are initially recognised at fair value of the consideration received (the deemed cost) following the installation of a solar panel and the assignment of the STCs to the Group. STCs are subsequently measured at lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(iii) Project Work in Progress

Project work in progress comprises commercial solar scale projects and is valued at the lower of cost and net realisable value. Cost comprises staff salary costs and direct expenses including direct material costs and contractor costs together with an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less further costs expected to be incurred to completion.

Project work in progress also comprises wind farm development projects. Costs incurred for developing wind farm projects for which the Group is earning a developer fee are recognised as inventory when it is probable that the project will be completed and generate future economic benefits and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(iv) Construction Contracts Work in Progress

Construction work in progress is valued at cost, plus profit recognised to date less provision for anticipated future losses and progress billings made under the contract. Cost includes both variable and fixed costs relating to specific contracts, and those costs that are attributable to the contract activity in general and that can be allocated on a reasonable basis.

F2-21

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(r) Investments and other financial assets

Investments and financial assets in the scope of AASB 139 Financial Instruments: Recognition and Measurement (IAS 39 Financial Instruments: Recognition and Measurement) are categorised as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Designation is re-evaluated at each reporting date, but there are restrictions on reclassifying to other categories.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs.

Recognition and Derecognition

All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place. Financial assets are derecognised when the right to receive cash flows from the financial assets has expired or when the entity transfers substantially all the risks and rewards of the financial assets. If the entity neither retains nor transfers substantially all of the risks and rewards, it derecognises the asset if it has transferred control of the assets.

Loans and receivables

Loans and receivables including loan notes are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired. These are included in current assets, except for those with maturities greater than 12 months after balance date, which are classified as non-current.

Available-for-Sale Investments

Available-for-sale investments are those non-derivative financial assets, principally equity securities that are designated as available-for-sale or are not classified as either financial assets at fair value through profit or loss, loans and receivables, or held-to-maturity investments. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired. If there is objective evidence of impairment for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss.

The fair values of investments that are actively traded in organised financial markets are determined by reference to quoted market bid prices at the close of business on the reporting date. For investments with no active market, fair values are determined using valuation techniques. Such techniques include: using recent arm's length market transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models making as much use of available and supportable market data as possible and keeping judgemental inputs to a minimum.

F2-22

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(s) Plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses.

The cost of fixed assets constructed within the economic entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are recognised in profit or loss as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful life of the specific assets as follows:

Computer hardware and software - over 2 to 5 years

Motor vehicles - over 5 years

Plant and equipment – over 5 years

Furniture, fittings and office equipment – over 2 to 5 years

Leased motor vehicles – over 5 years

Leasehold improvements – over 3 years

The assets' residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end.

Derecognition

An item of plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

(t) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Group as lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability.

F2-23

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(u) Goodwill and Other Intangibles

Goodwill

Goodwill acquired in a business combination is initially measured at cost of the business combination being the excess of the consideration transferred over the fair value of the Group's net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates.

CBD Energy Limited performs its impairment testing as at June 30, each year or more frequently where there are indicators of impairment, using a value in use, discounted cash flow methodology for the cash-generating units to which goodwill has been allocated. Further details on the methodology and assumptions used are outlined in Note 16.

When the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash-generating unit (group of cash-generating units) and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Impairment losses recognised for goodwill are not subsequently reversed.

Intangibles other than Goodwill

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets other than goodwill are assessed to be finite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired.

The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least once each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Licenses

Licenses are recognised at cost of acquisition. Licenses have a finite life and are amortised on a systematic basis, matched to the future economic benefits over the life of the asset, less any impairment losses. Licenses are reviewed for impairment at the end of the financial year and more frequently when an indication of impairment exists. Any impairment charge is recorded separately.

F2-24

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

Patents

Patents are initially recognised at the cost on acquisition. Patents have a finite life and are amortised on a systematic basis matched to the future economic benefits over the life of the asset, less any impairment losses. Amortisation of the patents commences on commercialisation of this technology and is matched to the timing of economic benefits flowing to the company from the application of this technology. Patents are reviewed for impairment at the end of the financial year and more frequently when an indication of impairment exists. Any impairment charge is recorded separately.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised.

(v) Pensions and other post-employment benefits

The company contributes to superannuation funds on behalf of employees at the required statutory rates.

(w) Trade and other payables

Trade and other payables are carried at amortised cost due to their short-term nature they are not discounted. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within terms negotiated with suppliers.

(x) Interest-bearing loans and borrowings

All interest bearing loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Fees paid on the establishment of loan facilities that are yield related are included as part of the carrying amount of the loans and borrowings.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing costs

Borrowing costs are recognised as an expense when incurred.

(y) Convertible notes

On issuance of the convertible notes, an assessment is made to determine whether the convertible notes contain an equity instrument or whether the whole instrument should be classified as a financial liability.

When it is determined that the whole instrument is a financial liability and no equity instrument is identified (for example for foreign-currency-denominated convertibles notes), the conversion option is separated from the host debt and classified as a derivative liability.  The carrying value of the host contract (a contract denominated in a foreign currency) at initial recognition is determined as the difference between the consideration received and the fair value of the embedded derivative.  The host contract is subsequently measured at amortised cost using the effective interest rate method.   The embedded derivative is subsequently measured at fair value at the end of each reporting period through the profit and loss.  The convertible note and the derivative are presented as a single number on the balance sheet within interest-bearing loans and borrowings.

When it is determined that the instrument contains an equity component based on the terms of the contract, on issuance of the convertible notes, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond. This amount is classified as a financial liability measured at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in equity.   The carrying amount of the conversion option is not re-measured in subsequent years.

F2-25

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(z) Provisions and employee benefits

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

Warranty provisions

Provision is made for the estimated liability on all products and services still under warranty at balance date. This provision is estimated having regard to prior service warranty experience. In calculating the liability at balance date, amounts were not discounted to their present value as the effect of discounting was not material. In determining the level of provision required for warranties, the Group has made judgments in respect of the expected performance and the costs of fulfilling the warranty. Historical experience and current knowledge have been used in determining this provision. The initial estimate of warranty-related costs is revised annually.

Deferred consideration

Deferred consideration acquired in a business combination is initially measured at fair value at the date of acquisition. Subsequently, it is measured in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets (IFRS 13 Fair Value Measurement).

Expected losses on contracts

Where the outcome for a services contract is expected to result in an overall loss over the life of the contract, this loss is provided for when it first becomes known that a loss will be incurred.

Employee Entitlements

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave

The liability for long service leave is recognised and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

F2-26

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(aa) Share-based payment transactions

(i) Equity settled transactions:

The Group provides benefits to its employees (including senior executives) in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using a Black-Scholes model, further details of which are given in Note 25.

In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of CBD Energy Limited (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

At each subsequent reporting date until vesting, the cumulative charge to the income statement is the product of:

(i) the grant date fair value of the award;

(ii) the current best estimate of the number of awards that will vest, taking into account such factors as the likelihood of employee turnover during the vesting period and the likelihood of non-market performance conditions being met; and

(iii) the expired portion of the vesting period.

The charge to the statement of comprehensive income for the period is the cumulative amount as calculated above less the amounts already charged in previous periods. There is a corresponding entry to equity.

Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so. Any award subject to a market condition is considered to vest irrespective of whether or not that market condition is fulfilled, provided that all other conditions are satisfied. No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. An additional expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (see Note 9).

(ab) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(ac) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing:

•	the profit / loss attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares,
•	by the weighted average number of ordinary shares outstanding during the financial year.

F2-27

Notes to the Financial Statements

(Stated in Australian Dollars)

2 Summary of significant accounting policies (continued)

(ac) Earnings per share (continued)

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and
•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(ad) Rounding of amounts

Amounts in the financial statements have been rounded off to the nearest thousand Australian dollars, unless stated otherwise.

2.1 Correction of prior period errors

1.	The Group has corrected an error relating to the valuation methodology applied to STCs at 30 June 2010 which resulted in a downward valuation of $484,000 recognised through a reduction in inventory balances and revenue for that year. This adjustment also has the impact of increasing revenue in the 2011 financial year. The 2010 and 2011 entries both had an associated tax expense / benefit impact of 30% of this value ($145,000).

2.	The Group has undertaken a detailed review of the basis under which it has carried capitalised expenditure on development projects. As a consequence, it was determined that $534,000 of costs in relation to the Singleton Green project which had previously been capitalised in 2010 should be impaired at 30 June 2010 as the conditions required to proceed with the project at that date were unlikely to be met.

3.	The Group has corrected an error relating to the accounting treatment of a $239,000 increase in contingent consideration payable to the vendors of the eco-Kinetics group of companies at 30 June 2010. This adjustment was previously recognised as an increase in goodwill in the 2011 financial year, however, the correct treatment was to record it as a loss on re-measurement in contingent consideration payable in the Statement of Comprehensive income for the year ended 30 June 2010.

4.	It was determined that a $430,000 tax benefit recognised in the statement of comprehensive income in 2010 on costs relating to issue of share capital should be recognised in equity.

5.	The Group has undertaken a detailed review of the terms of the convertible notes issued in 2010. As a consequence, it was determined that the convertible notes contained an equity component valued at $194,000 which has been adjusted to equity. An additional interest expense has been recognised of $119,000 in 2010 and $75,000 in 2011 on these convertible notes. The conversion terms of these notes was changed during the year ended 30 June 2011 which resulted in a further $380,000 interest expense being recognised during that year which had not been previously recognised.

6.	A deferred tax asset relating to a capital gain loss for an investment amounting to $330,000 was incorrectly recognised at 30 June 2011.

There is no impact on the financial statements for the year ended 30 June 2009 as a result of these errors.

The effect on earnings per share related to the restatement in 2010 was a decrease in basic earnings per share by 0.58 cents to 1.03 cents per share and a decrease in diluted earnings per share by 0.49 cents to 1.00 cents per share.

The effect on earnings per share related to the restatement in 2011 was an increase in basic earnings per share by 0.02 cents to 0.30 cents per share and an increase in diluted earnings per share by 0.02 cents to 0.30 cents per share.

The effect on earnings per share related to the restatement in 2012 was an increase in basic earnings per share by 0.07 cents to (8.61) cents per share and an increase in diluted earnings per share by 0.07 cents to (8.61) cents per share.

F2-28

Notes to the Financial Statements

(Stated in Australian Dollars)

2.1 Correction of prior period errors (continued)

As a result of the errors noted above, the following adjustments were made to the financial statements:

Statement of Financial Position (extract):

	Consolidated Entity
June 30, 2012	As issued	Correction of error 3	Correction of error 4	Correction of error 5	Correction of error 5	Restated
	$’000	$’000	$’000	$’000	$’000	$’000

Goodwill and other intangible assets	23,039	(239)	-	-	-	22,800
Net assets	11,959	(239)	-	-	-	11,720

Contributed equity	108,079	-	430	194	380	109,083
Reserves	2,689	-	-	-	-	2,689
Accumulated losses	(98,809)	(239)	(430)	(194)	(380)	(100,052)
Total equity	11,959	(239)	-	-	-	11,720

3 Adjustment to contingent consideration paid on acquisition of eco-Kinetics

4 Tax recognised on share issue costs incorrectly recorded in the income statement

5 Debt / equity split adjustment on convertible note / additional interest expense

5 Additional interest expenses relating to the change of redemption terms to convertible note

Income statement (extract):

	Consolidated Entity
Year ended June 30, 2012	As issued	Correction of error 6	Restated
	$’000	$’000	$’000

Profit before income tax expense	(37,284)	-	(37,284)

Income tax (expense) / benefit	(3,165)	330	(2,835)
Net profit / (loss) attributable members of CBD Energy Limited	(40,449)	330	(40,119)

6 Correction of incorrect deferred tax asset recognised in 30 June 2011relating to the impairment of Planet Power investment / Reversal of the tax expense relating to the write off this deferred tax asset recorded in 30 June 2012

F2-29

Notes to the Financial Statements

(Stated in Australian Dollars)

2.1 Correction of prior period errors (continued)

As a result of the errors noted above, the following adjustments were made to the financial statements:

Statement of Financial Position (extract):

	Consolidated Entity
June 30, 2011	As issued	Correction of error 3	Correction of error 4	Correction of error 5	Correction of error 5	Correction of error 6	Restated
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Deferred tax assets	3,551	-	-	-	-	(330)	3,221
Goodwill and other intangible assets	23,536	(239)	-	-	-	-	23,297
Net assets	49,199	(239)	-	-	-	(330)	48,630

Contributed equity	106,354	-	430	194	380	-	107,358
Reserves	1,205	-	-	-	-	-	1,205
Accumulated losses	(58,360)	(239)	(430)	(194)	(380)	(330)	(59,933)
Total equity	49,199	(239)	-	-	-	(330)	48,630

3 Adjustment to contingent consideration paid on acquisition of eco-Kinetics

4 Tax recognised on share issue costs incorrectly recorded in the income statement

5 Debt / equity split adjustment on convertible note / additional interest expense

5 Additional interest expenses relating to the change of redemption terms to convertible note

6 Correction of incorrect deferred tax asset recognised in 30 June 2011relating to the impairment of Planet Power investment

Income statement (extract):

	Consolidated Entity
Year ended June 30, 2011	As issued	Correction of error 1	Correction of error 2	Correction of error 5	Correction of error 5	Correction of error 6	Restated
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Revenue and other income	162,806	484	-	-	-	-	163,290
Cost of raw materials, consumables used, and contractors	(129,258)	-		-	-	-	(129,258)
Impairment of financial assets and interest in joint ventures	(1,690)	-	534	-	-	-	(1,156)
Finance costs	(1,468)	-	-	(75)	(380)	-	(1,923)
Other expenses and revenue	(29,153)	-	-	-			(29,153)
Profit before income tax expense	1,237	484	534	(75)	(380)	-	1,800

Income tax (expense) / benefit	(119)	(145)	-	-	-	(330)	(594)
Net profit attributable members of CBD Energy Limited	1,118	339	534	(75)	(380)	(330)	1,206

1 Reversal of the 30 June 2010 adjustment relating to the decrease to the previously reported value of STCs arising from incorrect application of the accounting policy

2 Impairment of the investment in Singleton Green in 2010 rather than 2011

5 Interest adjustment on convertible note

5 Additional interest expenses relating to the change of redemption terms to convertible note

6 Tax adjustment relating to impairment of Planet Power investment

F2-30

Notes to the Financial Statements

(Stated in Australian Dollars)

2.1 Correction of prior period errors (continued)

As a result of the errors noted above, the following adjustments were made to the financial statements:

Statement of Financial Position (extract):

	Consolidated Entity
June 30, 2010	As issued	Correction of error 1	Correction of error 2	Correction of error 3	Correction of error 4	Correction of error 5	Restated
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Inventories	13,635	(484)	-	-	-	-	13,151
Available-for-sale & other financial assets	7,960	-	(534)	-	-	-	7,426
Deferred tax assets	3,180	145	-	-	-	-	3,325
Total liabilities	28,611	-	-	239	-	(75)	28,775
Net assets	38,757	(339)	(534)	(239)	-	75	37,720

Contributed equity	97,975	-	-	-	430	194	98,599
Reserves	290	-	-	-	-	-	290
Accumulated losses	(59,508)	(339)	(534)	(239)	(430)	(119)	(61,169)
Total equity	38,757	(339)	(534)	(239)	-	75	37,720

1 Decrease to the previously reported value of STCs arising from incorrect application of the accounting policy

2 Impairment of the investment in Singleton Green in 2010 rather than 2011

3 Adjustment to contingent consideration paid on acquisition of eco-Kinetics

4 Tax recognised on share issue costs incorrectly recorded in the income statement

5 Debt / equity split adjustment on convertible note / additional interest expense

Income statement (extract):

	Consolidated Entity
Year ended June 30, 2010	As issued	Correction of error 1	Correction of error 2	Correction of error 3	Correction of error 4	Correction of error 5	Restated
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Revenue and other income	45,598	(484)	-	(239)	-	-	44,875
Cost of raw materials, consumables used, and contractors	(29,317)	-	-	-	-	-	(29,317)
Impairment of financial assets and interest in joint ventures	(2,703)	-	(534)	-	-	-	(3,237)
Finance costs	(874)	-	-	-	-	(119)	(993)
Other expenses and revenue	(11,177)	-	-	-	-	-	(11,177)
Profit before income tax expense	1,527	(484)	(534)	(239)	-	(119)	151

Income tax (expense) / benefit	3,054	145	-	-	(430)	-	2,769
Net profit attributable members of CBD Energy Limited	4,581	(339)	(534)	(239)	(430)	(119)	2,920

1 Decrease to the previously reported value of STCs arising from incorrect application of the accounting policy

2 Impairment of the investment in Singleton Green in 2010 rather than 2011

3 Adjustment to contingent consideration paid on acquisition of eco-Kinetics

4 Tax recognised on share issue costs incorrectly recorded in the income statement

5 Interest adjustment on convertible note

F2-31

Notes to the Financial Statements

(Stated in Australian Dollars)

3 Significant accounting judgements, estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

(a) Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences as management considers that it is probable that future taxable profits will be available to utilise those temporary differences.

Judgement is required in assessing whether deferred tax assets are recognised in the statement of financial position. Deferred tax assets, including those arising from un-recouped tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits.

Assumptions about the generation of future taxable profits depend on management's estimates of future cash flows. These depend on estimates of future sales, operating costs, capital expenditure and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

During the year ended June 30, 2012 the Group reversed previously recognised deferred tax assets of $3,221,000 and did not recognise any deferred tax assets in relation to the 2012 operating losses. This decision was made after considering the financial performance of the Group during the year and the material uncertainty about the Group’s ability to continue as a going concern (refer to Note 2 (a) (i)).

(ii) Fair value measurement of contingent consideration

Contingent consideration resulting from business combinations is valued at fair value at the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently re-measured to fair value at each reporting date. The determination of the fair value is based on discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target and the discount factor.

As part of the identification and measurement of assets and liabilities in the acquisition of eco-Kinetics Pty Ltd, the Group identified an element of contingent consideration with a fair value of $11,403,000 at the acquisition date. Remaining outstanding contingent consideration as at the reporting date is $603,000, which is classified as other payables when the consideration amount is certain and as a provision when still subject to achievement of earn-out targets.

(iii) Impairment of goodwill and other intangibles other than Patents

The Group determines whether goodwill and other intangibles other than patents are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating unit(s), using a value in use discounted cash flow methodology, to which the goodwill or other intangible assets are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and other intangibles including a sensitivity analysis are discussed in Note 16.

F2-32

Notes to the Financial Statements

(Stated in Australian Dollars)

3 Significant accounting judgements, estimates and assumptions (continued)

(iii) Project work in progress

Project work in progress is capitalised in accordance with the accounting policy in Note 2(q) (v). Initial capitalisation of costs is based on management’s judgment that technological and economical feasibility is confirmed, usually when a project has reached a defined milestone. Determination of the amounts to be capitalised, is made on a case-by-case basis giving regard to previous experience of the Group in similar projects and contractual arrangements. At 30 June 2012, the carrying amount of capitalised project work in progress was $12,762,000 (2011: $249,000 and 2010: $Nil).

(iv) Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a Black-Scholes model, with the assumptions detailed in Note 25. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period.

(v) Patents

The Group measures the carrying value of the Larkden controlled storage technology patents at cost less impairment and amortisation. The recoverable amount is the higher of the patents value in use or fair value less cost to sell. The fair value has been determined by an external valuer in accordance with the definition of fair value in AASB 13 Fair Value Measurement (IFRS 13 Fair Value Measurement). This has been measured on the basis of what a willing buyer would pay a willing seller for the patents in a market based transaction. The valuation has been determined using a discounted cash flow methodology and considering the Patents as a group and as a type of start-up / early stage commercialisation technology. The external valuer has constructed various alternative scenarios as to possible likely future outcomes projecting various associated cash flows for each alternative scenario; applying a range of discount rates to the various projected cash flows to determine a range of indicated net present values.

Under the discounted cash flow valuation methodology, the value of the Patents as a group is equivalent to the present value of the prospective stream of net cash flow amounts (fee income less expected expenses) that would be receivable from the utilised Patents. Refer to Note 16 (b).

(b) Critical judgements in applying the entity’s accounting policies

(i) Revenue recognition

As indicated in Note 2 (k), STCs are initially recognised at fair value of the consideration received following the installation of a solar panel and the assignment of the STCs to the Group. The fair value of the consideration received is determined by reference to the traded price of STCs at the time of installation as well as other available market and internal data. Given the time required to register and on-sell the STCs, this may vary from the price realised for the STCs upon sale.

(ii) Net realisable value for STCs inventories

Once recognised on the balance sheet, STCs are subsequently measured at lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Judgement is applied when determining the net realisable value. This includes consideration of the number of STCs that the Group has at balance sheet, the estimated period it will take to sell the STCs, the ability of the Group to sell the STCs in the ordinary course of business, potential forward sale contracts that the Group has at balance sheet date, observed STCs market price and STCs actual price prior to balance date and actual price subsequent to balance sheet date.

(iii) Impairment of available-for-sale financial assets

The Group has determined that its investment in Westinghouse Solar Inc, a US listed company, has been subject to a significant and prolonged decrease in market price. As a result and in accordance with the Group’s accounting policy regarding available-for-sale financial assets (refer to Note 2 (r)) the Company has recognised at 30 June 2012 an impairment to the carrying value of the asset through its income statement amounting to $375,000.

F2-33

Notes to the Financial Statements

(Stated in Australian Dollars)

4 Operating Segments

The group has identified its operating segments based on the internal reports that are reviewed and used by the Board of Directors (the chief operating decision makers) in assessing performance and in determining the allocation of resources.

The consolidated entity’s operating companies are organised and managed separately according to the nature of the products and services they provide, with each segment offering different products and serving different markets.

The principal activities of segments within the consolidated entity were:

•	Solar PV provides engineering design, supply and installation services to retail, commercial and utility-scale domestic and international customers with professional engineering solutions to make effective use of solar power. Domestic products and services are generally small-scale solar power solutions suited to residential and small to medium enterprise applications. International products and services are generally focused on utility-scale solar generation system projects.
•	CapTech manufacture energy saving products (power factor correction equipment) and energy quality products (reactors and filters), and also supply components (capacitors) and energy consulting services. In general, their power correction equipment can reduce energy consumption by 25% and their other products provide for improvement in quality and thereby efficiency of power use.
•	Parmac provides a full range of mechanical services and air-conditioning services in support of developers, builders and commercial tenants at the mid-tier level. Their specialty is working within existing mechanical services infrastructure and tight deadlines to deliver high-quality commercial grade air-conditioning solutions.
•	RAPS / Technology Solutions includes operating remote area power systems (“RAPS”) as well as the inclusion of other operations that utilise the Groups patents relating to carbon block energy storage technology and other intellectual property. The Chatham Island wind project is included in the RAPS segment.
•	Wind development of large scale wind projects, including expenditure on early stage projects. At 30 June 2012 this segment is dominated by the Taralga wind farm project. The wind segment in respect of 2010 and 2011 mainly related to the Adjungbilly project.
•	CBD (corporate) provides administrative and other services required to support the CBD group. This includes the Corporate Executive Team, Finance, Human Resources and Legal departments. Corporate also includes land development projects at Emerald and Bowen.

F2-34

Notes to the Financial Statements

(Stated in Australian Dollars)

4 Operating Segments (continued)

Primary Reporting – Business Segments

2012 (Restated)	Solar PV $’000	Captech $’000	Parmac $’000	RAPS / Technology Solutions $’000	Wind $’000	CBD (Corporate) $’000	Total Segments $’000	Adjustments and Eliminations $’000	Consolidated $’000
Revenue outside the economic entity	33,193	5,554	10,372	766	-	-	49,885	-	49,885
Inter-segment revenue	-	754	-	-	-	-	754	(754)	-
Other revenue	80	24	102	-	-	3,587	3,793	-	3,793
Total revenue	33,273	6,332	10,474	766	-	3,587	54,432	(754)	53,678

Segment loss before tax	(19,137)	(375)	(560)	(299)	(7)	(16,906)	(37,284)	-	(37,284)
Income tax (expense)/benefit	2,026	(371)	67	(119)	2	(4,507)	(2,902)	67	(2,835)
Net loss after tax	(17,111)	(746)	(493)	(418)	(5)	(21,413)	(40,186)	67	(40,119)

Depreciation, Amortisation	(335)	(84)	(127)	(250)	-	(143)	(939)	-	(939)
Impairment of financial assets and interest in joint ventures	(308)	-	-	-	-	(3,931)	(4,239)	-	(4,239)
Impairment of intangible assets	(418)	-	-	-		(225)	(643)	-	(643)

Segment Assets	39,273	3,941	3,502	6,672	2,524	2,569	58,481	(1,110)	57,371
Total Assets									57,371
Segment Liabilities	26,018	463	1,440	-	12	18,774	46,707	(1,056)	45,651
Total Liabilities									45,651

F2-35

Notes to the Financial Statements

(Stated in Australian Dollars)

4 Operating Segments (continued)

Primary Reporting – Business Segments (continued)

2011 (Restated)	Solar PV $’000	Captech $’000	Parmac $’000	RAPS / Technology Solutions $’000	Wind $’000	CBD (Corporate) $’000	Total Segments $’000	Adjustments and Eliminations $’000	Consolidated $’000
Revenue outside the economic entity	139,795	4,499	15,393	275	-	-	159,962	-	159,962
Inter-segment revenue	-	1,340	-	-	-	-	1,340	(1,340)	-
Other revenue	903	20	27	1	-	2,379	3,330	(2)	3,328
Total revenue	140,698	5,859	15,420	276	-	2,379	164,632	(1,342)	163,290

Segment profit / (loss) before tax	7,397	506	1,185	(102)	(377)	(6,809)	1,800	-	1,800
Income tax (expense)/benefit	(2,200)	(154)	(359)	36	-	2,083	(594)	-	(594)
Net profit /( loss) after tax	5,197	352	826	(66)	(377)	(4,726)	1,206	-	1,206

Depreciation, Amortisation	(185)	(71)	(137)	(169)	-	(119)	(681)	-	(681)
Impairment of financial assets and interest in joint ventures	-	-	-	-	(170)	(986)	(1,156)	-	(1,156)
Impairment of intangible assets	-	-	-	-	-	-	-	-	-

Segment Assets	68,905	5,373	5,517	7,105	-	13,894	100,794	(1,179)	99,615
Total Assets									99,615
Segment Liabilities	29,094	856	2,800	-	-	19,414	52,164	(1,179)	50,985
Total Liabilities									50,985

F2-36

Notes to the Financial Statements

(Stated in Australian Dollars)

4 Operating Segments (continued)

Primary Reporting – Business Segments (continued)

2010 (Restated)	Solar PV $’000	Captech $’000	Parmac $’000	RAPS / Technology Solutions $’000	Wind $’000	CBD (Corporate) $’000	Total Segments $’000	Adjustments and Eliminations $’000	Consolidated $’000
Revenue outside the economic entity	29,781	5,026	9,679	67	-	-	44,553	-	44,553
Inter-segment revenue	-	38	-	-	-	-	38	(38)	-
Other revenue	(230)	14	425	4	-	109	322	-	322
Total revenue	29,551	5,078	10,104	71	-	109	44,913	(38)	44,875

Segment profit / (loss) before tax	9,822	616	128	(3,072)	(1,210)	(6,133)	151	-	151
Income tax (expense)/benefit	(2,959)	(128)	178	339	-	5,390	2,820	(51)	2,769
Net profit /( loss) after tax	6,863	488	306	(2,733)	(1,210)	(743)	2,971	(51)	2,920

Depreciation, Amortisation	(30)	(80)	(163)	(47)	-	(106)	(426)	-	(426)
Impairment of assets	-	-	-	(2,703)	-	(534)	(3,237)	-	(3,237)

Segment Assets	35,976	3,743	7,470	7,816	160	12,050	67,215	(720)	66,495
Total Assets									66,495
Segment Liabilities	5,868	604	4,085	728	-	18,156	29,441	(666)	28,775
Total Liabilities									28,775

F2-37

Notes to the Financial Statements

(Stated in Australian Dollars)

4 Operating Segments (continued)

Secondary Reporting – Geographic Segments

	Australia $’000	International $’000	Consolidated $’000
2012 (Restated)
Segment Revenue	53,630	48	53,678
Segment operating profit/(loss)	(40,940)	821	(40,119)

Segment Assets	45,538	11,833	57,371
Total Assets			57,371
Segment Liabilities	33,678	11,973	45,651
Total Liabilities			45,651

2011 (Restated)
Segment Revenue	137,722	25,568	163,290
Segment operating profit/(loss)	870	336	1,206

Segment Assets	98,822	793	99,615
Total Assets			99,615
Segment Liabilities	49,433	1,552	50,985
Total Liabilities			50,985

2010 (Restated)
Segment Revenue	43,242	1,633	44,875
Segment operating profit/(loss)	2,997	(77)	2,920

Segment Assets	65,161	1,334	66,495
Total Assets			66,495
Segment Liabilities	24,124	1,651	28,775
Total Liabilities			28,775

F2-38

Notes to the Financial Statements

(Stated in Australian Dollars)

5 Business combinations and acquisition of non-controlling interests

(i) Asian Renewable Management Services Pty Ltd (AREM)

On May 31, 2012, the Group acquired an additional 51% interest in the voting shares of Asian Renewable Management Services Pty Ltd (AREM), increasing its ownership interest to 100%. A cash consideration of $97,000 was paid. The carrying value of the net assets of AREM (excluding goodwill on the original acquisition) at the acquisition date was $51,000, and the carrying value of the additional interest acquired was $26,000.

(ii) New entities incorporated

Three controlled entities were incorporated during the year ended June 30, 2012.

(iii) Eco-Kinetics

On January 1, 2010, the company acquired the eco-Kinetics Group of companies (“Eco-Kinetics”) and the Eco-Kinetics companies became wholly owned subsidiaries. Eco-Kinetics is a provider of engineering design, supply and installation services to the renewable and sustainable energy markets. Details of assets and liabilities acquired were as follows:

2010 $’000
Cash and cash equivalents	794
Trade and other receivables	7,425
Inventory	3,425
Other assets	82
Fixed assets	117
Trade and other payables	(10,637)
Net assets acquired	1,206
Goodwill on acquisition	16,196
Purchase consideration	17,402

Goodwill acquired

eco-Kinetics provides expertise and capabilities in a diverse range of Solar PV products and services. As a leading Solar PV installer and supplier, eco-Kinetics offers professional engineering solutions from concept planning and detailed design supply, installation and commissioning. The key benefits to the transaction include:

•	it is immediately earning accretive
•	it increases CBD’s suite of products and services in the Solar PV sectors in Australia and internationally
•	both CBD and eco-Kinetics are highly complementary businesses, particularly in the engineering consulting services sector
•	both CBD and eco-Kinetics will be able to cross sell products and leverage off each other’s relationships
•	it provides an avenue for growth for the otherwise capital constrained eco-Kinetics.

Contingent consideration

The eco-Kinetics acquisition was satisfied with a cash payment of $6,000,000 and a contingent consideration if $11,402,000 which was to be satisfied by a combination of cash and shares, subject to earn out over the next two and half years following the acquisition date. The earn out payment was based on 50% of the profit of the acquired business in respect of the calculation periods for 30 June 2010 and 30 June 2011 and 30% for 30 June 2012. The initial contingent consideration recognised was based on the present value of projected cash flows discounted at a rate of 12.5% as follows:

Year	2010 $’000
Earn out payment for 30 June 2010	3,206
Earn out payment for 30 June 2011	4,856
Earn out payment for 30 June 2012	3,340
11,402

Payments made in respect of the above contingent consideration were $3,445,000 in respect of 30 June 2010 and $1,873,000 in respect of 30 June 2011. No payment was due in respect of 30 June 2012. A portion of the contingent consideration amounting to $603,000 remains payable at 30 June 2012 (refer note 17).

F2-39

Notes to the Financial Statements

(Stated in Australian Dollars)

6 Revenues from continuing operations and other income

	Consolidated
	2012 $’000	Restated 2011 $’000	Restated 2010 $’000

Revenue from operating activities
Revenue from sales and services	49,885	159,962	44,553
Total revenue from operating activities	49,885	159,962	44,553

Other income
Gains on foreign exchange – realised	-	103	15
Gain / (loss) on re-measurement of contingent consideration*	3,529	2,192	(239)
Interest revenue	64	137	111
Gain on sale of assets	-	-	18
Other income	200	896	417
Total other income	3,793	3,328	322

*Gain / (loss) on re-measurement of contingent consideration represents the downward / (upwards) revision of estimated earn-out liability payable in relation to the acquisition of eco-Kinetics.

7 Expenses

	Consolidated
	2012 $’000	2011 $’000	Restated 2010 $’000

(a) Employee benefits expense
Wages and salaries	13,158	10,716	3,691
Defined contribution superannuation expense	1,159	807	370
Share-based payments expense	180	609	238
Other employee benefits expense	2,043	2,289	442
	16,540	14,421	4,741

(b) Lease payments and other occupancy expenses
Minimum lease payments - operating lease	1,417	1,310	543
Other	51	-	-
	1,468	1,310	543

(c) Depreciation, and amortisation of non-current assets
Depreciation – property, plant & equipment	758	596	343
Amortisation – Leasehold improvements	99	85	83
Amortisation – Patents	82	-	-
	939	681	426

F2-40

Notes to the Financial Statements

(Stated in Australian Dollars)

7 Expenses

	Consolidated
	2012 $’000	2011 $’000	Restated 2010 $’000

(d) Impairment loss on intangibles
Impairment loss on goodwill	225	-	-
Impairment loss on patents	-	-	2,703
Impairment loss on license costs	163	-	-
Impairment loss on development costs	255	-	-
	643	-	2,703

(e) Impairment loss on financial assets and joint venture assets
Investments in Solar projects	44	-	-
Investment in eco-Kinetics UK JV	129	-	-
Investment in eco-Kinetics Germany JV	179	-	-
Investment in Bowen	1,898	-	-
Investment in Emerald	1,989	-	-
Investments in Singleton Green	-	-	534
Investments in CBD wind	-	170	-
Investment in associated entity – Planet Power	-	986	-
	4,239	1,156	534

(f) Other Expenses
Communications costs	517	522	254
Bank charges	478	605	157
Printing, postage & delivery	50	267	78
Insurance	361	305	21
Office supplies	512	349	70
Training	59	212	12
Unrealised losses on foreign exchange	395	280	-
Losses on sale of assets	25	-	383
Other expenses	950	864	567
	3,347	3,404	1,542

(g) Finance costs
Interest expense	1,980	1,617	993
Share option expenses	527	306	-
Foreign exchange difference	(180)	-	-
	2,327	1,923	993

(h) Cost of sales	52,107	137,041	33,347

F2-41

Notes to the Financial Statements

(Stated in Australian Dollars)

8 Income tax

	Consolidated
	Restated 2012 $’000	Restated 2011 $’000	Restated 2010 $’000

(a) Income tax expense
The major components of income tax expense are:
Income Statement Current income tax
Current income tax charge	-	(474)	(83)
Deferred income tax
Relating to origination and reversal of temporary differences	(2,835)	(45)	2,852
Under provision in prior year	-	(75)	-
Income tax (expense) reported in the income statement	(2,835)	(594)	2,769

(b) Numerical reconciliation between aggregate tax expense recognised in the income statement and tax expense calculated per the statutory income tax rate
A reconciliation between tax expense and the product of accounting profit/(loss) before income tax multiplied by the Group’s applicable income tax rate is as follows:
Accounting profit/(loss) before tax	(37,284)	1,800	151
At the Group's statutory income tax rate of 30% (2011: 30%)	11,185	(540)	(45)
Expenditure not allowable for income tax purposes	(972)	(510)	(1,729)
Non-assessable items for income tax purposes	1,060	805	-
Share based payments (equity settled)	(45)	(274)	-
Current year tax (benefit) not recognised	(10,842)	-	-
De-recognition of prior year tax losses previously brought to account as deferred tax assets	(1,917)	-	-
Recognition of prior year timing difference previously brought to account as deferred tax assets	-	-	644
De-recognition of prior year timing difference previously brought to account as deferred tax assets	(1,304)	-	-
Consolidation adjustment	-	-	78
Recognition of deferred tax assets not previously brought to account	-	-	3,821
Under provision in prior year	-	(75)	-
Aggregate income tax (expense)/benefit	(2,835)	(594)	2,769

F2-42

Notes to the Financial Statements

(Stated in Australian Dollars)

8 Income tax (continued)

	Consolidated statement of financial position (Restated)			Consolidated statement of comprehensive income (Restated)
	2012	2011	2010	2012	2011	2010
	$’000	$’000	$’000	$’000	$’000	$’000

(c) Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax assets
Provisions	-	325	236	(325)	89	236
Transaction costs on equity issues	-	343	(47)	(343)	390	(47)
Investments in associates	-	-	39	-	(39)	39
Tax losses	-	2,247	2,325	(2,247)	(78)	2,325
Other	-	306	772	(306)	(466)	772
	-	3,221	3,325
Deferred tax liabilities
Depreciation	(12)	(17)	(22)	5	5	(22)
Leases	-	-	32	-	(32)	32
Capitalised legal fees - patent	-	(381)	-	381	(381)	-
Other	(53)	(53)	(53)	-	-	(53)
	(65)	(451)	(43)
Net deferred income tax assets	(65)	2,770	3,282	(2,835)	(512)	3,282

Reflected in the statement of financial position as follows:
Deferred tax assets	-	3,221	3,325
Deferred tax liabilities	(65)	(451)	(43)
Net deferred tax assets / (liabilities)	(65)	2,770	3,282

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

(e) Tax losses

During the year the Group generated revenue tax losses totalling $10,842,000, in addition to carried forward revenue losses in respect of prior year not utilised totalling $2,247,000 which may be available to the Group for offset against future taxable income. In addition, the Group has carried forward capital tax losses totalling $4,684,000 (2011 and 2010: $4,684,000).

During the year ended June 30, 2012 the Group reversed previously recognised deferred tax assets of $3,221,000 and did not recognise any deferred tax assets in relation to the 2012 operating losses. This decision was made after considering the financial performance of the Group during the year and the material uncertainty about the Group’s ability to continue as a going concern (refer to Note 2 (a) (i)).

(f) Unrecognised temporary differences

At 30 June 2012, the Group evaluated and concluded that it is not probable that deferred tax assets relating to tax losses on existing unrecognised temporary differences will be recovered. The Group has unrecognised deferred tax assets of $14,020,000 (2011: $nil and 2010: $nil).

F2-43

Notes to the Financial Statements

(Stated in Australian Dollars)

9 Earnings per share

The following reflects the income used in the basic and diluted earnings per share computations:

	Consolidated
(a) Earnings used in calculating earnings per share	Restated 2012 $’000	Restated 2011 $’000	Restated 2010 $’000

For basic earnings per share:
Net profit / (loss) from continuing operations attributable to ordinary equity holders of the parent	(40,119)	1,236	2,920

For diluted earnings per share:
Net profit / (loss) from continuing operations attributable to ordinary equity holders of the parent	(40,119)	1,236	3,358

(b) Weighted average number of shares	2012 Number	2011 Number	2010 Number

Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	466,044,910	410,684,769	284,318,122
Adjustments for calculation of diluted earnings per share
Share options	-	1,979,716	1,925,790
Convertible notes	-	-	50,098,346
Weighted average number of ordinary shares adjusted for the effect of dilution used as the denominator in calculating diluted earnings per share	466,044,910	412,664,485	336,342,258

(c) Earnings per share	2012 Cents	2011 Cents	2010 Cents
Basic earnings per share	(8.61)	0.30	1.03
Diluted earnings per share	(8.61)	0.30	1.00

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible notes) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

F2-44

Notes to the Financial Statements

(Stated in Australian Dollars)

9 Earnings per share (continued)

The following anti-dilutive share options have been excluded from the calculation of diluted earnings per share that could potentially dilute earnings per share in the future if they become dilutive:

Date Granted	Expiry Date	Exercise Price ($)	Vested and Exercisable at end of the year
2012
11/28/08	11/27/13	$0.20	9,200,000
12/21/10	12/19/13	$0.20	12,000,000
07/27/11	12/31/12	$0.20	575,000
11/01/11	12/31/14	$0.25	350,000
05/28/12	05/25/15	$0.053	20,000,000
05/31/12	05/30/17	$0.053	30.016,604

2011
06/15/07	06/30/11	$0.25	15,000,000
11/28/08	11/27/13	$0.20	9,200,000
12/21/10	12/19/13	$0.20	12,000,000
02/09/11	02/09/13	$0.20	5,000,000

2010
06/15/07	06/30/11	$0.25	15,000,000
11/28/08	11/27/13	$0.20	9,300,000
12/01/08	12/31/10	$0.20	475,000
05/01/09	12/31/10	$0.20	50,000

The convertible notes issued were anti-dilutive at June 30, 2011 and June 30, 2012. Refer to Note 18 (b) for details of convertible notes issued. At 30 June 2010 the convertible notes on issue were considered dilutive, up to a maximum of 54,260,820 ordinary shares issuable on conversion.

There have been no transactions involving ordinary shares or potential ordinary shares that would significantly change the number of ordinary shares or potential ordinary shares outstanding between the reporting date and the date of completion of these financial statements.

F2-45

Notes to the Financial Statements

(Stated in Australian Dollars)

10 Cash and cash equivalents

	Consolidated

	Restated 2012 $’000	Restated 2011 $’000	Restated 2010 $’000

Cash at bank and in hand	2,522	9,796	4,815
Bank overdraft	-	(827)	(342)
	2,522	8,969	4,473

(a) Reconciliation of Net Profit / (Loss) after Tax to Net Cash Flow from Operations
Profit / (Loss) after tax	(40,119)	1,206	2,920
Adjustment for non-cash income and expense items:
Depreciation and amortisation	939	681	426
Impairment of intangibles	643	-	2,703
Impairment of financial assets and joint venture assets	4,614	1,405	534
Share-Based payments (equity settled)	707	915	238
Non-cash items relating to convertible notes	-	456	119
Loss / (gain) on sale of property, plant and equipment	25	-	(435)
Unrealised losses / (gains) on foreign exchange	214	177	-
Share of (profit) / loss of associates	108	580	131
Bad debts written off and provision for impairment of receivable	2,496	185	245
Break fee from terminated acquisition	2,475	-	-
(Gain) / loss on re-measurement of contingent consideration	(3,529)	(2,192)	239
Changes in operating assets and liabilities
Trade and other receivables	13,919	(7,078)	245
Inventories	10,640	(24,894)	(7,289)
Other assets	(205)	895	(156)
Deferred tax assets	3,219	186	(2,814)
Trade and other payables	(11,576)	25,759	(5,792)
Current tax liabilities	-	(106)	106
Deferred tax liabilities	(386)	408	(38)
Provisions	(3,198)	(2,066)	93
Net cash from / (used in) operating activities	(19,014)	(3,483)	(8,525)

(b) Non-Cash financing and investing activities
Share-Based payments (options) - borrowings	527	306	760
Share-Based payments (shares) – payable	1,725	1,558	160
Acquisition of plant and equipment by means of finance leases	183	5	4

The Group’s exposure to interest rate risk is discussed in Note 22. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of cash and cash equivalents mentioned above.

F2-46

Notes to the Financial Statements

(Stated in Australian Dollars)

11 Trade and other receivables

	Consolidated
	2012 $’000	2011 $’000	2010 $’000

Trade receivables	5,450	16,795	10,148
Allowance for impairment loss (a)	(803)	(324)	(218)
	4,647	16,471	9,930

Income tax receivable	-	446	-
Other (c)	1,251	3,987	2,371
Carrying amount of trade and other receivables	5,898	20,904	12,301

Movements in the allowance for impairment loss were as follows:
At July 1,	324	218	35
Charge for the year	2,496	185	214
Amounts written off	(2,017)	(79)	(31)
At June 30,	803	324	218

(a) Impaired trade receivables

As at June 30, 2012, current trade receivables of the Group with a nominal value of $803,000 (2011: $324,000 and 2010: $218,000) were impaired. The amount of provision was $803,000 (2011: $324,000 and 2010: $218,000). These amounts have been included in the allowance for impairment loss above, and within the provision for impairment of receivables in the income statement.

Trade receivables are non-interest bearing and are generally on terms of up to 30 days. A provision for impairment loss is recognised when there is objective evidence that an individual trade receivable is impaired.

(b) Past due but not impaired

As at June 30, 2012, trade receivables past due but not considered impaired are: $1,930,000 (2011: $1,634,000). This information is not able to be reliably extracted for the 2010 year.

Payment terms on these amounts have not been re-negotiated however credit has been stopped until full payment is made. Direct contact with the relevant debtor has been made and the Group is satisfied that payment will be received in full.

Other balances within trade and other receivables do not contain impaired assets and are not past due. It is expected that these other balances will be received when due.

	Total	0-30 Days	30-60 Days	> 60 Days
At June 30, the ageing analysis of trade receivables is as follows:
2012 Consolidated	1,930	-	399	1,531

F2-47

Notes to the Financial Statements

(Stated in Australian Dollars)

11 Trade and other receivables (continued)

(c) Other receivables

These amounts generally arise from transactions outside of the usual operating activities of the Group. The balance at June 30, 2012 mainly related to a portion of the convertible note that had been issued by the Group (refer Note 18), but for which the cash had not received at balance date. The balance at June 30, 2011 mainly relates to re-imbursements due to the Group in relation to joint venture costs incurred by the Group and license fees due to the Group. The balance at June 30, 2010 includes $2,007,000 relating to the receivable from a sale of property which settled in August 2010.

(d) Fair value and credit risk

Due to the short-term nature of these receivables, their carrying value is assumed to approximate their fair value.

The maximum exposure to credit risk is the fair value of receivables. Collateral is not held as security, nor is it the Group's policy to transfer (on-sell) receivables to special purpose entities.

(e) Foreign exchange and interest rate risk

Detail regarding the Group’s exposure to foreign currency risk and interest rate risk in relation to trade and other receivable is provided in Note 22.

12 Inventories

	Consolidated
	2012 $’000	2011 $’000	Restated 2010 $’000
Raw materials and stores	3,219	10,400	6,138
Work in progress#	13,389	1,474	1,985
STCs* - lower of cost and net realisable value	2,079	19,929	5,028
	18,687	31,803	13,151

# Work in progress at June 30, 2012 includes $10,498,000 in relation to costs incurred in constructing the 5MW solar project in Italy. Also included in that balance is development expenditure on the Taralga Wind Farm project.

* As indicated in Note 2 (q), STCs are initially recognised at fair value of the consideration received (the deemed cost) following the installation of a solar panel and the assignment of the STCs to the Group. STCs are subsequently measured at lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The net carrying value of STCs incorporates a provision for unrecoverable STCs calculated as 5% of the gross carrying value at balance date.

When STCs are ultimately sold by the Group incremental revenue might arise being the difference between the initial value at which the STCs was recorded at and the final price at which STCs have been traded for by the Group. This incremental revenue is reported as other income. Similarly, when STCs are sold at less than the value at which they were recorded at initially, the loss is reported within the cost of raw materials in the income statement, as it represents in effect, a write down of the STCs inventory balance to its net realisable value.

F2-48

Notes to the Financial Statements

(Stated in Australian Dollars)

12 Inventories (continued)

Write down of STCs inventories to net realisable value recognised as an expense during the year ended June 30, 2012 amounted to $103,000 (2011:$584,000 and 2010: $nil). The expense has been included in the raw materials, consumables used & contractors in the statement of comprehensive income. In addition to these amounts, in accordance with the accounting policy described above, an additional amount of $4,173,000 (2011: $2,699,000 and 2010: $394,000) being the difference between the value at which the STCs were initially recorded and the final sale of STCs has been included in raw materials, consumables used & contractors line item in the statement of comprehensive income.

13 Other assets

	Consolidated
	2012 $’000	2011 $’000	2010 $’000

Current
Prepayments	94	177	11
Deferred borrowing costs	1,165	8	5
	1,259	185	16
Non-Current
Deposits	192	1,061	335
	192	1,061	335

14 (a) Available-for-sale and other financial assets

	Consolidated
	2012 $’000	2011 $’000	Restated 2010 $’000
Available-for-sale financial assets
Investment in Westinghouse Solar*	603	-	-
Shares in other corporations	15	55	55
	618	55	55
Other financial assets
Interest in Joint Ventures **	-	3,941	4,850
Development asset ***	-	-	2,521
Investments in solar projects	18	62	-
	18	4,003	7,371
	636	4,058	7,426

* On January 4, 2012, CBD invested US$1,000,000 into Westinghouse Solar Inc. to acquire 1,666,667 common stock in this US listed company. This represents an ownership of approximately 9% of the common stock of Westinghouse Solar Inc. Following this investment, the two entities have entered into a merger agreement and are taking steps to consummate this merger at present. CBD Energy does not have a controlling interest in Westinghouse Solar Inc. and as such this investment is valued on a mark to market basis. An impairment loss of $375,000 has been recognised during the period as it was deemed that the decline in value was significant compared to the original cost of the investment. Since balance date the market value of Westinghouse Solar Inc. stock has continued to decline. As at 30 June 2013 the stock had a market price of US$0.024 per common stock, valuing the Company’s investment at US$40,000.

F2-49

Notes to the Financial Statements

(Stated in Australian Dollars)

14 (a) Available-for-sale and other financial assets (continued)

**Interest in Joint ventures is represented by:

	Consolidated
	2012 $’000	2011 $’000	Restated 2010 $’000
Investments in Singleton Green (1)	-	-	-
Investments in joint ventures at cost (Emerald & Bowen) (2)	-	3,941	4,688
Investment in CBD Wind	-	-	162
	-	3,941	4,850

1 - The Singleton Co-Venture Deed required CBD Energy Limited to pay a signing fee of $500,000. A subsequent amendment to the Deed required CBD to complete a capital raising of at least $25,000,000 by 30 June 2011. At 30 June 2010, it was assessed that this condition was unlikely to be satisfied by 30 June 2011 and as a result the joint venture partner was entitled to retain the signing fee. The fee and associated costs were fully impaired at 30 June 2010 as a result.

2 - The Consolidated entity has a 50% interest in Bowen Co-Venture Deed a joint venture between the Company and BD (Qld) Project G061 Pty Ltd (as trustee of the BD (Qld) Project G061 Unit Trust) (ACN 124 718 707). The Consolidated entity has a 50% interest in Emerald Co-Venture Deed a joint venture between the Company and BD (Qld) Project G075 Pty Ltd (as trustee of the DB (Qld) Project G075 Unit Trust) (ACN 119 969 274).

The joint venture projects aim to install renewable and energy efficiency technologies in its projects at Emerald and Bowen. The carrying amounts of investments in the Emerald and Bowen joint ventures represent the cost value to the economic entity at June 2010. Losses incurred by the joint ventures were equity accounted in the 2011 financial year.

	Interest			Economic Entity
	2012%	2011%	2010%	2012 $’000	2011 $’000	2010 $’000
Investment in Emerald Co-Venture	50.0	50.0	50.0	-	1,989	2,736
Investment in Bowen Co-Venture	50.0	50.0	50.0	-	1,952	1,952
Total Investments in joint ventures				-	3,941	4,688

Movement during the years in equity accounted investment:

	Carrying value 01/07/2009 $’000	Additions $’000	Share of profit / loss $’000	Carrying value 30/06/2010 $’000
Investment in Emerald Co-Venture	1,604	1,132	-	2,736
Investment in Bowen Co-Venture	1,684	268	-	1,952
	3,288	1,400	-	4,688

F2-50

Notes to the Financial Statements

(Stated in Australian Dollars)

14 (a) Available-for-sale and other financial assets (continued)

	Carrying value 01/07/2010 $’000	Share of profit / (loss) $’000	Transfer $’000	Carrying value 30/06/2011 $’000
Investment in Emerald Co-Venture	2,736	(530)	(217)	1,989
Investment in Bowen Co-Venture	1,952	-	-	1,952
	4,688	(530)	(217)	3,941

	Carrying value 01/07/2011 $’000	Share of profit / (loss) $’000	Impairment $’000	Carrying value 30/06/2011 $’000
Investment in Emerald Co-Venture	1,989	-	(1,989)	-
Investment in Bowen Co-Venture	1,952	(54)	(1,898)	-
	3,941	(54)	(3,887)	-

During the year ended 30 June 2012 the Group recognised an impairment loss of $1,989,000 on its Emerald project and $1,898,000 on its Bowen project in accordance with its accounting policy regarding Joint Ventures (refer to Note 2 (h)). A significant change in market conditions for both projects has led management to believe there is considerable uncertainty that the net realisable value of either project will exceed $nil.

*** The development asset is the Chatham Islands wind project. The Chatham Islands project involves the construction and installation of two wind turbines and associated control and ancillary systems on the Chatham Islands, 800 km east of Christchurch, New Zealand. The recoverable amount of costs for the Chatham Islands project was assessed by reference to the cash generating unit’s value-in-use. This calculation is based on the present value of cash flow projections over the expected life of the project discounted at a rate of 15%. Following commissioning of the system in June 2010, the project was transferred to fixed assets.

F2-51

Notes to the Financial Statements

(Stated in Australian Dollars)

14 (b) Investments in associates accounted for using equity method

	Interest			Economic Entity
	2012%	2011%	2010%	2012 $’000	2011 $’000	2010 $’000
Investment in Planet Power Energy Ltd	20.0	20.0	20.0	-	-	969
Asian Renewable Energy Management Ltd	-	49.0	49.0	-	234	300
Total Investments accounted for using equity method				-	234	1,269

Movement during the years in equity accounted investment:

	Carrying value 01/07/2009 $’000	Additions $’000	Share of loss $’000	Carrying value 30/06/2010 $’000
Investment in Planet Power Energy Ltd	-	1,100	(131)	969
Investment in Asian Renewable Energy Management Ltd	-	300	-	300
	-	1,400	(131)	1,269

	Carrying value 01/07/2010 $’000	Share of profit / (loss) $’000	Impairment write down $’000	Carrying value 30/06/2011 $’000
Investment in Planet Power Energy Ltd	969	16	(985)	-
Investment in Asian Renewable Energy Management Ltd	300	(66)	-	234
	1,269	(50)	(985)	234

During the 2011 financial year, the Directors reviewed the ability of Planet Power Energy Limited to achieve forecasted cash flows. As a consequence of this review the investment was impaired in full, pending a return to satisfactory cash flows in the future.

	Carrying value 01/07/2011 $’000	Share of profit / (loss) $’000	Transfer $’000	Carrying value 30/06/2012 $’000
Investment in Asian Renewable Energy Management Ltd	234	(55)	(179)	-
	234	(55)	(179)	-

During the 2012 financial year, CBD acquired the remaining share capital of Asian Renewable Energy Management Ltd and no longer accounted for the investment using the equity method.

F2-52

Notes to the Financial Statements

(Stated in Australian Dollars)

15 Non-current assets - plant and equipment

	Consolidated
	2012 $’000	2011 $’000	2010 $’000
Computer hardware & software
At cost	638	523	262
Accumulated depreciation	(484)	(224)	(130)
Total computer hardware & software	154	299	132

Motor vehicles
At cost	661	596	493
Accumulated depreciation	(322)	(239)	(132)
Total motor vehicles	339	357	361

Plant and equipment
At cost	4,945	4,133	1,404
Accumulated depreciation	(934)	(656)	(418)
Total plant and equipment	4,011	3,477	986

Furniture, fittings & office equipment
At cost	581	551	254
Accumulated depreciation	(206)	(153)	(65)
Total furniture, fittings & office equipment	375	398	189

Leased motor vehicles
At cost	616	504	499
Accumulated amortisation	(330)	(289)	(220)
Total leased motor vehicles	286	215	279

Leasehold improvements
At cost	512	512	256
Accumulated amortisation	(300)	(202)	(116)
Total leasehold improvements	212	310	140

Total property, plant and equipment
At cost	7,953	6,819	3,168
Accumulated amortisation/depreciation	(2,576)	(1,763)	(1,081)
Total property, plant and equipment	5,377	5,056	2,087

F2-53

Notes to the Financial Statements

(Stated in Australian Dollars)

15 Non-current assets - plant and equipment (continued)

Reconciliation of carrying amounts at the beginning and end of the period

	Computer hardware & software $’000	Motor vehicles $’000	Plant & equipment $’000	Furniture, fittings & office equipment $’000	Leased motor vehicles $’000	Leasehold improvements $’000	Total $’000
Year Ended June 30, 2012
At July 1, 2011 net of accumulated depreciation and impairment	299	357	3,477	398	215	310	5,056
Additions	117	97	811	30	183	8	1,246
Disposals	(2)	(18)	-	-	(48)	-	(68)
Depreciation charge for the year	(260)	(96)	(277)	(53)	(64)	(107)	(857)
At June 30, 2012 net of accumulated depreciation and impairment	154	339	4,011	375	286	212	5,377

At June 30, 2012
Cost	638	661	4,945	580	616	512	7,952
Accumulated depreciation and impairment	(484)	(322)	(934)	(206)	(330)	(300)	(2,575)
Net carrying amount	154	339	4,011	375	286	212	5,377

	Computer hardware & software $’000	Motor vehicles $’000	Plant & equipment $’000	Furniture, fittings & office equipment $’000	Leased motor vehicles $’000	Leasehold improvements $’000	Total $’000
Year Ended June 30, 2011
At July 1, 2010 net of accumulated depreciation and impairment	132	361	986	189	279	140	2,087
Additions	261	102	2,729	297	5	256	3,650
Disposals	-	-	-	-	-	-	-
Depreciation charge for the year	(94)	(106)	(238)	(88)	(69)	(86)	(681)
At June 30, 2011 net of accumulated depreciation and impairment	299	357	3,477	398	215	310	5,056

At June 30, 2011
Cost or fair value	523	595	4,133	551	504	512	6,818
Accumulated depreciation and impairment	(224)	(238)	(656)	(153)	(289)	(202)	(1,762)
Net carrying amount	299	357	3,477	398	215	310	5,056

F2-54

Notes to the Financial Statements

(Stated in Australian Dollars)

15 Non-current assets - plant and equipment (continued)

Reconciliation of carrying amounts at the beginning and end of the period

	Computer hardware & software $’000	Motor vehicles $’000	Plant & equipment $’000	Furniture , fittings & office equipment $’000	Leased motor vehicles $’000	Leasehold improvements $’000	Land & Buildings $’000	Total $’000
Year Ended June 30, 2010
At July 1, 2009 net of accumulated depreciation and impairment	72	229	883	139	340	208	1,432	3,303
Additions	85	158	212	54	4	-	-	513
Additions from acquisition of controlled entities	26	46	-	29	-	16	-	117
Disposals	-	(18)	(1)	-	-	(1)	(1,400)	(1,420)
Depreciation charge for the year	(51)	(54)	(108)	(33)	(65)	(83)	(32)	(426)

At June 30, 2010 net of accumulated depreciation and impairment	132	361	986	189	279	140	-	2,087

At June 30, 2010
Cost or fair value	262	493	1,404	254	499	256	-	3,168
Accumulated depreciation and impairment	(130)	(132)	(418)	(65)	(220)	(116)	-	(1,081)
Net carrying amount	132	361	986	189	279	140	-	2,087

F2-55

Notes to the Financial Statements

(Stated in Australian Dollars)

16 Non-current assets – intangible assets and goodwill

(a) Reconciliation of carrying amounts at the beginning and end of the period

	Patent Costs $’000	Development Costs $’000	License Costs $’000	Goodwill $’000	Total $’000
Year ended June 30, 2012 (restated)
At July 1, 2011 net of impairment	3,582	654	163	18,898	23,297
Additions	-	3	-	225	228
Impairment	-	(255)	(163)	(225)	(643)
Amortisation	(82)	-	-	-	(82)
At June 30, 2012 net of accumulated amortisation and impairment (restated)	3,500	402	-	18,898	22,800

At June 30, 2012 (restated)
Cost (gross carrying amount)	3,582	657	163	19,123	23,525
Accumulated impairment	-	(255)	(163)	(225)	(643)
Accumulated amortisation	(82)	-	-	-	(82)
Net carrying amount (restated)	3,500	402	-	18,898	22,800

Year ended June 30, 2011 (restated)
At July 1, 2010 net of impairment	3,582	321	163	17,704	21,770
Additions *	-	333	-	1,194	1,527
At June 30, 2011 net of impairment (restated)	3,582	654	163	18,898	23,297

At June 30, 2011 (restated)
Cost (gross carrying amount)	3,582	654	163	18,898	23,297
Accumulated impairment	-	-	-	-	-
Net carrying amount (restated)	3,582	654	163	18,898	23,297

Year ended June 30, 2010 (restated)
At July 1, 2009 net of impairment	6,285	-	-	1,508	7,793
Additions	-	321	163	16,196	16,680
Impairment	(2,703)	-	-	-	(2,703)
At June 30, 2010 net of impairment (restated)	3,582	321	163	17,704	21,770

At June 30, 2010 (restated)
Cost (gross carrying amount)	6,285	321	163	17,704	24,473
Accumulated impairment	(2,703)	-	-	-	(2,703)
Net carrying amount (restated)	3,582	321	163	17,704	21,770

* Additions to Goodwill for the year ended June 30, 2011 represent the issue of shares to eliminate minority shareholdings in eco- Kinetics VIC Pty Ltd and eco-Kinetics NSW Pty Ltd of $170,000; and pre-acquisition adjusting entries relating to unrecoverable debtor balances for eco- Kinetics, performed within 12 months of acquisition as permitted under AASB 3 (IFRS 3 Business Combinations) of $1,024,000.

Intangibles are allocated to cash-generating units based on the group’s reporting segments.

F2-56

Notes to the Financial Statements

(Stated in Australian Dollars)

16 Non-current assets – intangible assets and goodwill (continued)

(b) Patents

(i) Description of the asset

Patents have been acquired through business combinations (Larkden Pty Ltd) and are carried at cost less accumulated amortisation and accumulated impairment losses. Whilst the technology and know-how associated with the patents have an infinite economic life expectancy, the patents expire in 2025. The amortisation is recognised in the statement of comprehensive income in the line item “Depreciation and amortisation expenses”. If an impairment indication arises, the recoverable amount is estimated and an impairment loss is recognised to the extent that the recoverable amount is lower than the carrying amount.

(ii) Impairment consideration

The Group has obtained an independent valuation of the Larkden patents as at June 30, 2012 in order to determine the recoverable amount of the asset. The valuation indicated that the carrying value of the patents required impairment in a prior period and accordingly an impairment loss of $2,703,000 has been recognised in the financial year ended June 30, 2010 (refer Note 2.1).

(iii) Key assumptions used by the independent valuer

The recoverable amount of the patents has been determined based on an independent assessment of their fair value. The independent valuation considers a range of possible scenarios and resulting cash flows. The pre-tax discount rate applied to these range of cash flows is between 70% and 80%. In determining the recoverable amount of the asset the Company has considered the range of valuations provided by the different scenarios and adopted the value recommended by the independent valuer.

(c) License costs and development costs

During the year ended 30 June 2010, by way of the purchase of the eco-Kinetics group of companies, the group acquired a licence to act as exclusive retailer of Climate Well products with a fair value of $163,000. During the year ended June 30, 2012, the group assessed the recoverability of the $163,000 Climate Well license agreement and determined that the license was impaired as the Company has decided not to pursue product sales within its licensed geography any further. The full amount of $163,000 was impaired during the year ended 30 June 2012.

During the year ended June 30, 2012, the Group incurred additional development costs of $3,000 (2011: $333,000, 2010: $321,000). The Group assessed the recoverability of the asset at June 30, and determined that the carrying value of the development costs requires impairment and accordingly an impairment loss of $255,000 has been recognised in the statement of comprehensive income in the 2012 financial year.

(d) Goodwill

(i) Description of the cash-generating units and other relevant information

Goodwill is allocated to the Group’s cash-generating units (CGUs) identified to the operating segment. A segment-level summary of the goodwill allocation is presented below:

	Consolidated
	Restated 2012 $’000	Restated 2011 $’000	2010 $’000

Eco-Kinetics	17,391	17,391	16,196
Parmac	1,166	1,166	1,167
Captech	341	341	341
	18,898	18,898	17,704

(ii) Key assumptions used in value in use calculations for the cash-generating units for June 30, 2012 June 30, 2011 and June 30, 2010

The recoverable amount of a CGU is determined based on value-in-use calculations. The recoverable amount of the CGUs has been determined based on a value in use calculation using cash flow projections as at June 30, based on financial budgets approved by senior management covering a two-year period. Eco-Kinetics’ CGU is represented by the Solar PV segment as disclosed in note 4.

F2-57

Notes to the Financial Statements

(Stated in Australian Dollars)

16 Non-current assets – intangible assets and goodwill (continued)

(ii) Key assumptions used in value in use calculations for the cash-generating units for June 30, 2012, June 30, 2011 and June 30, 2010 (continued)

Cash flows beyond the two-year period are extrapolated using growth rates between -3.5% (for the Parmac CGU) to 5.5% and terminal growth rates between 0.0% to 2.0% are used beyond the fifth year (2011 growth rates: 1.0% - 5.0% 2010 growth rates: 1.0% - 5.0%), which is consistent of the long-term average growth rate for the industries in which the CGU operates.

The pre-tax, risk adjusted discount rate applied to cash flow projections is 36.5% (2011: 36.4% and 2010: 21.4%)

The calculation of value in use is most sensitive to the following assumptions:

•	earnings before interest, tax, depreciation & amortisation (EBITDA);
•	discount rates; and
•	growth rate used to extrapolate cash flows beyond the budget period.

Earnings before interest, tax, depreciation & amortisation – EBITDA forecasts are based on projections for the forthcoming two financial years. In respect of the Eco-Kinetics’ CGU, the most significant contribution to the projected results is from delivery of the international solar projects pipeline. This pipeline has been in development by the technical and management teams within eco-Kinetics since CBD Energy acquired the business in January 2010. Projections are based on the Group’s reasonable expectations of delivery of this pipeline. The key catalyst to enable the value of this pipeline to be released to eco-Kinetics in future periods was the establishment of a construction financing facility that enables eco-Kinetics to fund construction for delivery of a turnkey project to customers. An independent valuation was commissioned in January 2012 by the Directors of CBD Energy for refinancing purposes which attributed a low end value of $55,000,000 to the eco-Kinetics business on the basis that adequate financing was in place and the international projects pipeline is delivered. This financing requirement is now in place and construction and delivery of projects has commenced.

Discount rates - discount rates reflect the Group’s estimate of the time value of money and the risks specific to each unit that are not already reflected in the cash flows. This is the benchmark used by the Group to assess operating performance and to evaluate future investment proposals. In determining appropriate discount rates, regard has been given to the weighted average cost of capital of the entity as a whole and adjusted for business risk specific to the unit.

Growth rate estimates - these are based on published industry research such as IbisWorld for Electricity Generation in the case of Eco-Kinetics CGU, Electrical Equipment Manufacturing for Captech CGU or Industrial Building Construction for Parmac.

(iii) Sensitivity to changes in assumptions

The implications of the key assumptions on the recoverable amount are discussed below.

Earnings before interest, tax, depreciation & amortisation (“EBITDA”) – the Group recognises that market competition, new entrants, government regulation and incentive schemes, and general economic climate amongst other factors can have a significant impact on EBITDA forecasts and associated cash flow assumptions. As indicated above in respect of the Eco-Kinetics’ CGU the most significant contribution to the projected results is from delivery of the international solar projects pipeline. If this pipeline is not achieved as budgeted by the Group and if only 73% of forecast gross margin (EBITDA excluding operating costs and corporate overhead allocation) of the CGU is achieved whilst all other key assumptions remain unchanged, the Group estimates that the carrying value of the Eco-Kinetics CGU would not materially exceed its recoverable amount. If the forecast gross margin of the CGU declines below 73%, this may cause the carrying value of the CGU to exceed its recoverable amount.

Growth rate assumptions - the Group recognises that the speed of technological change and the possibility of new entrants can have a significant impact on growth rate assumptions. The effect of new entrants is not expected to impact adversely on forecasts included in the budget, but could yield a reasonably possible alternative to the estimated long term growth rate of 0.0% to 2.0%. The Group believes that in isolation to changes in other key assumptions no reasonably possible change in this assumption would cause the carrying value of the units to materially exceed their recoverable amounts.

Discount rate assumptions - the Group recognises that actual time value of money may vary to what they have estimated. Management believes that in isolation to changes in other key assumptions no reasonably possible change in this assumption would cause the carrying value of any of the units to materially exceed their recoverable amount.

(iv) Subsequent events

In September 2013, as part of the 30 June 2013 year end close process, the directors tested goodwill for impairment. As a result an impairment of $3,000,000 was recorded in respect of the Eco-Kinetics CGU. Further information is disclosed in note 29 events after the balance sheet date.

F2-58

Notes to the Financial Statements

(Stated in Australian Dollars)

17 Trade and other payables

	Consolidated
	2012 $’000	2011 $’000	Restated 2010 $’000

Current
Trade payables	10,889	28,780	4,280
Accruals and other payables	5,236	1,745	2,591
Contingent consideration*	603	2,335	3,445
	16,728	32,860	10,316

* Contingent consideration represents the amount payable in relation to the purchase of eco-Kinetics.

(a) Fair value

Due to the short-term nature of these payables, their carrying value is assumed to approximate their fair value.

(b) Risk exposure

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in Note 22.

18 Interest-bearing loans and borrowings

	Consolidated
	2012 $’000	2011 $’000	Restated 2010 $’000

Current – secured
Bank overdraft [1]	-	827	342
Trade finance [2]	2,500	2,500	2,508
Other Loans (a)	17,263	9,500	1,015
Convertible Notes (b)	4,965	-	-
Finance leases	157	134	99
Current – un-secured
Convertible Notes (b)	2,345	-	5,351
	27,230	12,961	9,315
Non-current – secured
Finance leases	344	230	254
	344	230	254

(1) Bank overdraft was secured by 1st ranking fixed and floating charges over the CBD Energy Group. This charge was extinguished following repayment of the overdraft during the 2012 financial year.

(2) Trade finance facility secured by purchased stock and by the assets of eco-Kinetics Pty Ltd. The amounts provided as guarantees were: $7,438,000 at 30 June 2012; $48,148,000 at 30 June 2011 and $19,779,000 at 30 June 2010.

F2-59

Notes to the Financial Statements

(Stated in Australian Dollars)

18 Interest-bearing loans and borrowings (continued)

(a) Other Loans

The other loans balance at 30 June 2012 includes $10,763,000 drawn on the entity’s construction finance facility in relation to the 5MW Italy solar project completed in June 2012. This loan is secured over the project and will be repaid in full on its sale. However the US$25,000,000 line of credit remains available for redraw by the Group for use against subsequent projects. The interest rate is calculated with reference to the higher of a fixed rate of 24% per annum or a 30% share of the profit realised on sale of the projects. Security was issued over the assets under construction.

Other loans of $6,500,000 ($9,500,000 at 30 June 2011) are secured by 2nd ranking fixed and floating charge over all otherwise unencumbered assets of the Group. Interest is payable on this loan at 15%. Under the terms of the agreement with the loan provider it may serve notice on the Company at which point the loan becomes due and payable. No notice of default or demand for repayment has been issued to the Company by loan provider. The Group expects to be able to defer repayment of the loan until it has sufficient resources to do so and is in continuing discussions with the loan provider on this matter. The loan provider may require that some or all of the loan be converted into ordinary shares of the Company, up to a maximum of 40,000,000 ordinary shares, should the Company fail to repay the loan in full.

(b) Convertible notes

Convertible notes with a face value of US$8,650,000 were issued in the year ended 30 June 2012.

(i) Convertible notes – series 1- Secured

The parent entity issued 625 9.75% convertible notes for US$6,250,000 on May 30, 2012. The maturity date of these notes is 36 months after the date of issue, however, shareholder approval for their issue had not been obtained by balance date so at that time they could be redeemed within a 12 month period and have therefore been classified as current at June 30, 2012. Shareholder approval for their issue has been obtained on September 26, 2012. Should the Company fail to maintain monthly interest payments then interest is payable at a higher rate of 15%. The notes are transferable by the note holders and are also convertible into ordinary shares of the parent entity, at the option of the holder, or repayable on May 30, 2015. Under certain conditions the holder may require that the notes be redeemed prior to May 30, 2015. The conversion rate is 0.051 shares for each note held, which is based on a 10% premium to the 10 day VWAP of the Company’s shares prior to issue of the notes ($0.048) and based on a fixed exchange rate of A$0.97 cents per US$1 dollar (the prevailing rate at the date of issue). If the notes are redeemed on maturity and not converted into shares note holders are entitled to additional warrants with a two year period, which are convertible into ordinary shares of the parent entity at the same conversion rate and price as the options granted to the note holders on May 30, 2012. The notes are subject to a number of financial and other covenants and are secured by a fixed and floating charge over of the assets of the Group.

(ii) Convertible notes – series 2- Un-secured

The parent entity issued 20,000,000 12% convertible notes for US$2,400,000 in two tranches on December 30, 2011 and March 9, 2012. The notes are convertible into ordinary shares of the parent entity, at the option of the holder, or repayable on December 30, 2012. The conversion rate is a variable number of shares for each note held, which is based on the market price of at the date of the issue of the notes ($0.12) and based on a variable exchange rate. In addition should the Company issue any convertible notes on more favourable terms and conditions than those provided to these note holders they have the right to have these convertible notes re-issued on the same terms and conditions as the subsequently issued convertible notes. On September 26, 2012 the Company’s shareholders approved a re-issue of these notes (refer to Note 29).

F2-60

Notes to the Financial Statements

(Stated in Australian Dollars)

18 Interest-bearing loans and borrowings (continued)

(iii) Convertible notes 2010- Un-secured

54,260,820 convertible notes of 10 cents each were issued on 29 July 2009 with the following terms and conditions:

•	Interest of 12.5% per annum payable quarterly in arrears until the earlier of redemption or conversion of convertible notes into ordinary shares
•	A term of 18 months from issue date subject to earlier redemption or conversion into ordinary shares
•	Partly or wholly convertible into ordinary shares at a price of $0.10, convertible on a quarterly basis on the day which is 3 months after the issue date and thereafter on each of the respective days which are 3 months after the previous conversion date
•	Except as required by the ASX Listing Rules or the Corporations Act 2001, note holders are not entitled to vote at general meetings of the company

From an accounting point of view, these notes are compound instruments with an equity conversion feature under which they are convertible into ordinary shares of the parent entity, at the ratio of 1:1 when issued. On initial recognition the liability component has been recognised separately from the conversion option which has been recognised in equity (refer note 2(y)).

On 5 October 2010, the conversion ratio was changed whereby 21 ordinary shares of the parent entity would be issued on conversion of 20 convertible notes. As a result of this amendment, an additional finance expense was recorded in the year ended 30 June 2011 of $380,000 to reflect the additional equity issue offered to noteholders.

These notes were redeemed or converted in full during the year ended 30 June 2011. A total of 56,377,732 shares were issued on conversion on 28 January 2011.

(vi) Summary of convertible notes

The convertible notes are presented on the balance sheet as follows:

	Consolidated
	2012 $’000	2011 $’000	Restated 2010 $’000

Debt at amortised cost	4,755	-	5,351
Derivative on convertible note (Conversion options and associated warrants) – at fair value	2,555	-	-
	7,310	-	5,351

(c) Derivatives on convertible note

On issuance of the convertible notes which are on issue at June 30, 2012, it has been determined that the notes were a financial liability (refer note 2(y)) and that the conversion options as well as the associated additional warrants were embedded derivative liabilities. The convertible notes on issue are denominated in USD and are convertible at the option of the holder at any time before maturity at a strike price multiplied by a USD exchange rate. IFRIC considered the accounting for a foreign currency convertible bond and stated that a fixed amount of foreign currency constitutes a variable amount of cash in the entity's functional currency. Therefore, foreign-currency-denominated-convertible bonds that will be settled by an entity delivering a fixed number of its own equity instruments in exchange for a fixed amount of foreign currency fail the 'fixed for fixed' requirement. The whole of the convertible bond is classified as a financial liability under AASB 132 (IAS 32 Financial Instruments: Presentation) and is subject to AASB 139 (IAS 39 Financial Instruments: Recognition and Measurement) for recognition and measurement. The embedded written option's value changes in response to changes in the values of entity's equity and foreign exchange movements. Therefore, it is not a closely related embedded derivative, because the risks inherent in the derivative (equity risk) and in the debt host are dissimilar. If the notes are not converted, CBD has to redeem the notes for cash at maturity. If that is the case, CBD also has an obligation to issue additional warrants to the holder whereby the holder can exercise the warrant for shares in CBD (same strike price as initial conversion option, same number of shares that could have been converted under the initial instrument). As CBD cannot make a choice about whether or not to convert, there is a contractual obligation to repay cash and issue warrants under AASB 139 (IAS 39 Financial Instruments: Recognition and Measurement). As these warrants are in a different functional currency they also represent a derivative liability which has been measured and recorded separately at the date of issue of the convertible notes. As a result, these embedded derivatives are separated from the notes and are measured at fair value at the end of each reporting period through the profit and loss.

The Group engaged an independent valuer to assess the fair value of the derivative on the convertible notes as at June 30, 2012.

The embedded conversion option was valued using a modified binominal lattice model giving consideration to the dilution impact of shares issued upon conversion. In order to account for the specific terms of the potential warrants two components of the commonly used (unmodified) binomial model in relation to the share prices have been modified. In this regard, the share price at each node where new shares are issued has been modified to account for the effect of dilution. The following key inputs were applied to determine a fair value.

30 June 2012

Share price	$0.045
Conversion price	$0.053
Dividend yield	0.0%
Risk free rate	3.0%
Volatility	60% - 80%

F2-61

Notes to the Financial Statements

(Stated in Australian Dollars)

18 Interest-bearing loans and borrowings (continued)

The associated warrants were valued using an un-modified binominal lattice model giving consideration to the dilution impact of the shares issued upon conversion of the warrants as well as other options on issue. The following key inputs were applied to determine a fair value.

30 June 2012

Share price	$0.045
Conversion price	$0.053
Dividend yield	0.0%
Risk free rate	3.0%
Volatility	60% - 80%

(d) Fair values

With the exception of the convertible notes, the carrying amount of the Group’s current and non-current borrowings approximates their fair values. The fair value of the convertible notes approximates the carrying value of the notes excluding borrowing costs at June 30, 2012.

(e) Risk exposures

Details of the Group’s exposure to risks arising from the current and non-current borrowings relating to interest rate and foreign exchange risk are set out in Note 22.

(f) Assets pledged as security

All assets of the Group have been pledged as security for current and non-current interest bearing liabilities.

(g) Defaults and breaches

On 30 April 2013, the period of forbearance previously granted by the secured convertible note holders finished and the company breached certain requirements contained within the convertible note agreements to maintain interest payments on the notes. At June 30, 2013 and at the date of this report, the company was in breach of the convertible note agreement relating to the reduction of series 1 to not more than US$2,500,000. At no point have the note holders called default as a result of this breach. As a result of cross-default provisions contained in the other loan agreements, the other loans and other convertible notes are also in default at June 30, 2013. Since June 30, 2013, the Group has sold certain assets and made part repayment of $1,194,000 (US$1,098,000) on the Series 1 notes and is in advanced discussions with the holders of the notes to restructure the key terms, including the cure of current defaults, removal of covenants and deferral of interest payments. At the date of this report, agreements to implement these changes and cure past defaults on this facility have been drafted and it is anticipated that on execution of these agreements the maturity date of the Series 1 notes will revert to 30 May 2015. The Company is currently in discussions with the holders of the Series 2 and Series 3 notes to cure the defaults on these notes.

The Company is currently finalising an agreement with the lenders of the other secured loan of $6,500,000 to restructure the key terms of the loan, including extending the maturity date of the loan to 30 May 2015, capitalisation of accrued interest and deferral of interest charges and payments until July 2014. A further agreement to cure past defaults on this facility is also being drafted and it is anticipated that on execution of these agreements the maturity date of the loan will be 30 May 2015.

F2-62

Notes to the Financial Statements

(Stated in Australian Dollars)

19 Provisions

	Consolidated
	2012 $’000	2011 $’000	2010 $’000

Current
Employee entitlements	712	555	359
Provision for warranty claims	273	-	-
	985	555	359
Non-current
Contingent consideration*	-	3,670	8,196
Employee entitlements	299	258	186
	299	3,928	8,382

* Contingent consideration represents the amount payable in relation to the purchase of eco-Kinetics.

(a) Movements in provisions

Movements in each class of provision during the financial year, other than provisions relating to employee benefits, are set out below:

	1 July 2009 – 30 June 2010 $’000	1 July 2010 – 30 June 2011 $’000	1 July 2011 – 30 June 2012 $’000
Contingent consideration
At July 1	-	8,196	3,670
Amount provided	8,196	-	-
Discount rate reversal	-	-	(141)
Reclassify to current liabilities – trade and other payables	-	(2,334)	-
Amount reversed to the income statement	-	(2,192)	(3,529)
At June 30	8,196	3,670	-
			-
Provision for warranties
At July 1	-	-	-
Amount provided	-	-	273
Amount reversed to the income statement	-	-	-
At June 30	-	-	273

(b) Nature and timing of provisions

(i) Warranty provision

Refer to Note 2(z) for the relevant accounting policy and a discussion of the significant estimations and assumptions applied in the measurement of product warranty provision. This amount includes predominantly provision booked for probable claims by customers for product faults in domestic solar PV systems as well as provision for claimable warranty for other goods and services sold by the Group.

(ii) Employee Entitlements

Refer to Note 2(z) for the relevant accounting policy and a discussion of the significant estimations and assumptions applied in the measurement of long-service leave, which is part of this provision. This provision also includes provision booked for employees who earn but are yet to use their vacation entitlements. This amount includes on-costs for superannuation, workers compensation insurance and payroll tax (refer to Note 2(z) for the relevant accounting policy).

F2-63

Notes to the Financial Statements

(Stated in Australian Dollars)

20 Contributed equity

	Consolidated
	Restated 2012 $’000	Restated 2011 $’000	Restated 2010 $’000
Ordinary shares
Ordinary share capital, issued and fully paid	108,509	106,784	98,405
Other equity
Value of conversion rights – convertible notes	574	574	194
	109,083	107,358	98,599

	Number of shares	Restated $’000
(a) Movement in ordinary shares on issue
At July 1, 2009	217,043,281	79,537
Share issue	156,907,681	20,070
Transaction costs	-	(1,632)
Tax benefits on issue costs	-	430
At June 30, 2010	373,950,962	98,405

At July 1, 2010	373,950,962	98,405
Share issue	79,385,704	8,373
Transaction costs	-	(77)
Tax benefits on issue costs	-	83
At June 30, 2011	453,336,666	106,784

At July 1, 2011	453,336,666	106,784
Share issue	19,167,394	1,725
At June 30, 2012	472,504,060	108,509

(b) Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Covenants contained within Series 1 Note prevent CBD from making dividend payments without prior approval of the Series 1 Note holders.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

(c) Other equity

The amount shown for other equity is the value f the conversion rights relating to the 12.5% convertible notes issued on 29 July 2009, details of which are shown in note 18(b). Also included in this balance is the value relating to the change in the conversion ratio which occurred on the 5 October 2010.

F2-64

Notes to the Financial Statements

(Stated in Australian Dollars)

20 Contributed equity (continued)

(d) Share options

(i) Options over ordinary shares: The following options to purchase fully paid ordinary shares in the Company were outstanding at June 30, 2012:

Number of Options
Date Granted	Expiry Date	Exercise Price ($)	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited and other movements during the year*	Vested and Exercisable at end of the year
2012
11/28/08	11/27/13	$0.20	9,200,000	-	-	-	9,200,000
12/21/10	12/19/13	$0.20	12,000,000	-	-	-	12,000,000
02/09/11	02/09/14	$0.20	5,000,000	-	-	(5,000,000)	-
07/27/11	12/31/12	$0.20	-	575,000	-	-	575,000
11/01/11	12/31/14	$0.25	-	350,000	-	-	350,000
05/28/12	05/28/15	$0.05	-	20,000,000	-	-	20,000,000
05/31/12	05/30/17	$0.05	-	30,016,604	-	-	30,016,604
Total			26,200,000	50,941,604	-	(5,000,000)	72,141,604
Weighted average exercise price			$0.20	$0.06	-	$0.20	$0.09

* Includes 5,000,000 options cancelled and re-issued to a loan provider under the terms of the loan agreement (refer Note 18 (a) (i) and Note 29).

F2-65

Notes to the Financial Statements

(Stated in Australian Dollars)

20 Contributed equity (continued)

Number of Options
Date Granted	Expiry Date	Exercise Price ($)	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Vested and Exercisable at end of the year

2011
11/29/06	06/30/11	$0.10	7,500,000	-	-	(7,500,000)	-
06/15/07	06/30/11	$0.25	15,000,000	-	-	(15,000,000)	-
11/28/08	11/27/13	$0.20	9,300,000	-	-	(100,000)	9,200,000
12/01/08	12/01/10	$0.20	475,000	-	-	(475,000)	-
05/01/09	12/01/10	$0.20	50,000	-	-	(50,000)	-
12/21/10	12/19/13	$0.20	-	12,000,000	-	-	12,000,000
02/09/11	02/09/14	$0.20	-	5,000,000	-	-	5,000,000
Total			32,325,000	17,000,000	-	(23,125,000)	26,200,000
Weighted average exercise price			$0.20	$0.20		$0.20	$0.20

Number of Options
Date Granted	Expiry Date	Exercise Price ($)	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Vested and Exercisable at end of the year

2010
11/29/06	06/30/11	$0.10	7,500,000	-	-	-	7,500,000
06/15/07	06/30/11	$0.25	15,000,000	-	-	-	15,000,000
11/28/08	11/27/13	$0.20	9,300,000	-	-	-	9,300,000
12/01/08	12/01/10	$0.20	475,000	-	-	-	475,000
05/01/09	12/01/10	$0.20	50,000	-	-	-	50,000
Total			32,325,000	-	-	-	32,325,000
Weighted average exercise price			$0.20				$0.20

No options have been issued between balancing date and the date of this report.

(e) Capital management

When managing capital, management's objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity.

The group’s debt and capital includes ordinary share capital and financial liabilities, supported by financial assets.

Management adjusts the capital structure to take advantage of favourable costs of capital or high returns on assets. As the market is constantly changing, management may change the amount of dividends to be paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

F2-66

Notes to the Financial Statements

(Stated in Australian Dollars)

20 Contributed equity (continued)

(e) Capital management (continued)

Management monitor capital through the gearing ratio (net debt / total capital). The gearing ratios based on continuing operations at June 30, 2012, 2011and 2010 were as follows:

	Consolidated
	Restated 2012 $’000	Restated 2011 $’000	Restated 2010 $’000

Total borrowings *	27,574	13,191	9,569
Less cash and cash equivalents	(2,522)	(9,796)	(4,815)
Net borrowings / (cash)	25,052	3,395	4,754
Total equity	11,720	48,630	37,720
Total capital	36,772	52,025	42,474

Gearing ratio	68%	7%	11%

* Includes interest bearing loans and borrowings

21 Retained earnings / (Accumulated losses) and reserves

(a) Movements in retained earnings / (accumulated losses) were as follows:

	Consolidated
	Restated 2012 $’000	Restated 2011 $’000	Restated 2010 $’000

Balance July 1,	(59,933)	(61,169)	(64,089)
Net (Loss) / Profit	(40,119)	1,236	2,920
Balance June 30,	(100,052)	(59,933)	(61,169)

F2-67

Notes to the Financial Statements

(Stated in Australian Dollars)

21 Retained earnings / (Accumulated losses) and reserves (continued)

(b) Other reserves

	Consolidated
	Share- options reserve $’000	Total $’000
At July 1, 2009	52	52
Share based payments - remuneration	238	238
At June 30, 2010	290	290

At July 1, 2010	290	290
Share based payments	915	915
At June 30, 2011	1,205	1,205

At July 1, 2011	1,205	1,205
Share based payments - remuneration	28	28
Share based payments - borrowing agreements	1,456	1,456
At June 30, 2012	2,689	2,689

(c) Nature and purpose of reserves

(i) Share options reserve

The share options reserve is used to record the value of share based payments provided to employees and directors as part of their remuneration and options granted as part of borrowing agreements.

45,941,604 options in total were granted during the 2012 financial year.

22 Financial risk management objectives and policies

The Group's principal financial instruments comprise receivables, payables, bank overdraft, trade finance, loans, convertible notes, finance leases, available-for-sale investments and cash and short-term deposits.

Risk exposures and responses

The Group manages its exposure to key financial risks, including interest rate risk in accordance with the Group's financial risk management policy. The objective of the policy is to support the delivery of the Group's financial targets whilst protecting future financial security.

The main risks arising from the Group's financial instruments are interest rate risk, credit risk, price risk, and liquidity risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate risk and assessments of market forecasts for interest rate. Ageing analyses and monitoring of specific credit allowances are undertaken to manage credit risk, monitoring levels of exposure to price risk and assessments of market price volatility; liquidity risk is monitored through the development of future rolling cash flow forecasts.

The Board reviews and agrees policies for managing each of the risks as summarised below.

F2-68

Notes to the Financial Statements

(Stated in Australian Dollars)

22 Financial risk management objectives and policies (continued)

Primary responsibility for identification and control of financial risks rests with the Audit Committee under the authority of the Board. The board reviews and agrees policies for managing each of the risks identified below, including hedging of foreign currency and interest rate risk, credit allowances, and future cash flow forecast projections.

(a) Interest rate risk

The Group’s main interest rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the group to fair value interest rate risk only if the borrowings are carried at fair value, which is not the Group’s policy.

During 2010, 2011 and 2012, the Group’s borrowings at variable rate were denominated in Australian Dollars.

The Group's exposure to market interest rates relates primarily to the Group's trade finance facility and bank overdraft. The level of debt is disclosed in Note 18.

At reporting date, the Group had the following mix of financial assets and liabilities exposed to Australian variable interest rate risk.

	Consolidated
	2012 $’000	2011 $’000	2010 $’000
Financial Assets
Cash and cash equivalents	2,522	9,796	4,815
	2,522	9,796	4,815
Financial Liabilities
Bank overdraft	-	827	342
Trade finance	2,500	2,500	2,508
Other borrowings*	-	-	1,015
Net exposure	22	6,469	950

* The bank loan is secured by the Group’s property at Blackburn, Victoria. The property was sold in June 2010 and the loan repaid in August 2010.

The Group's policy is to manage its finance costs using a mix of fixed and variable rate debt. At June 30, 2012, the Group had borrowings of $27,574,000 (2011: $13,191,000, 2010: $9,569,000) with 90.9% being fixed interest rate debt (2011: 51.0%, 2010: 59.6%). Fixed rate debt was comprised of trade finance, convertible notes and finance leases.

The Group constantly analyses its interest rate exposure. Within this analysis consideration is given to potential renewals of existing positions, alternative financing, and the mix of fixed and variable interest rates.

The Group’s fixed rate borrowings comprising the other loans and the convertible notes are carried at amortised costs. They are therefore not subject to interest rate risk as defined in AASB 7 (IFRS 7 Financial Instruments: Disclosures).

F2-69

Notes to the Financial Statements

(Stated in Australian Dollars)

22 Financial risk management objectives and policies (continued)

The following sensitivity analysis is based on the interest rate risk exposures in existence at the reporting date:

At June 30, 2012, and at June 30, 2011, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit / (losses) and equity would have been affected as follows:

Judgments of reasonably possible movements*:	Post Tax Profit Higher/(Lower)			Equity Higher/(Lower)
	2012 $’000	2011 $’000	2010 $’000	2012 $’000	2011 $’000	2010 $’000
Consolidated
+1% (100 basis points)	152	(45)	(34)	152	(45)	(34)
-1% (100 basis points)	(152)	45	34	(152)	45	34

The movements in profit are due to higher/lower interest costs from variable rate debt and cash balances. The sensitivity is higher in 2012 than in 2011 and 2010 for the consolidated entity because the group held higher levels of interest earning cash balances during the 2012 financial year.

* A 100 basis point increase and a 100 basis point decrease is used and represents management's assessment of the reasonably possible change in interest rates.

(b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities, borrowings, and financial assets.

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars was as follows:

	USD $’000	EUR $’000	FJD $’000	Total $’000
2012
Cash and cash equivalents	5	1,512	31	1,548
Trade and other receivables	1,018	426	-	1,444
Financial assets	603	-	-	603
Trade and other payables	(3,740)	(2,799)	-	(6,539)
Borrowings	(18,073)	-	-	(18,073)

	USD $’000	EUR $’000	FJD $’000	Total $’000
2011
Cash and cash equivalents	2,497	-	-	2,497
Trade and other receivables	5,879	-	-	5,879
Financial assets	-	-	-	-
Trade and other payables	-	(186)	-	(186)
Borrowings	-	-	-	-

F2-70

Notes to the Financial Statements

(Stated in Australian Dollars)

22 Financial risk management objectives and policies (continued)

(b) Foreign currency risk (continued)

	USD $’000	EUR $’000	FJD $’000	Total $’000

2010
Cash and cash equivalents	-	1	-	1
Trade and other receivables	-	-	-	-
Financial assets	-	-	-	-
Trade and other payables	-	(14)	-	(14)
Borrowings	-	-	-	-

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in the US dollar and AUD exchange rate, and the Euro and the AUD exchange rate, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities. The Group’s exposure to foreign currency changes for all other currencies is not material.

	Change in USD rate	Effect on profit before tax $’000	Effect on equity $’000

2012	+10%	(2,243)	(1,570)
	-10%	1,835	1,285

2011	+10%	931	652
	-10%	(762)	(533)

2010	+10%	-	-
	-10%	-	-

	Change in EUR rate	Effect on profit before tax $’000	Effect on equity $’000

2012	+10%	(96)	(67)
	-10%	78	55

2011	+10%	(21)	(14)
	-10%	17	12

2010	+10%	(1)	(1)
	-10%	1	1

F2-71

Notes to the Financial Statements

(Stated in Australian Dollars)

22 Financial risk management objectives and policies (continued)

(b) Foreign currency risk (continued)

	Change in FJD rate	Effect on profit before tax $’000	Effect on equity $’000

2012	+10%	3	2
	-10%	(3)	(2)

2011	+10%	-	-
	-10%	-	-

2010	+10%	-	-
	-10%	-	-

The group is party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in foreign exchange rates. The eco-Kinetics operations use US dollar denominated borrowings to fund Euro based projects. In order to protect against exchange rate movements, the Group has entered into forward exchange contracts to purchase US dollars and sell Euros. These contracts are hedging highly probable repayment of borrowings and interest for the ensuing financial year. The contracts are timed to mature when repayments of borrowings are scheduled to be made.

The group does not apply hedge accounting. At balance date, the fair value of these contracts was $35,000.

(c) Price risk

The Group’s has exposure to price risk related to its investment in Westinghouse Solar, whose securities are publicly traded on US markets. (Refer to Note 14). These securities are susceptible to market price risk arising from uncertainties about future values of the investment securities.

At the reporting date, the exposure to listed equity securities at fair value was $603,000. A decrease of 50% on the market price could have an impact of approximately $210,000 on the income or equity attributable to the Group, depending on whether or not the decline is significant or prolonged. An increase of 50% in the value of the listed securities would only impact equity, and would not have an effect on profit or loss.

A decrease in the market price of STC’s might influence the calculation of Net Realisable Value (NRV) of STCs as market price is one of the drivers of the valuations considered in NRV calculations. A decrease of 10% in the market value of STCs may decrease the NRV of STCs by 10%.

(d) Credit risk

Credit risk arises from the financial assets of the Group, which comprise cash and cash equivalents, and trade and other receivables. The Group's exposure to credit risk arises from potential default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. Exposure at balance date is addressed in each applicable note.

The Group does not hold any credit derivatives to offset its credit exposure.

The Group trades only with recognised, creditworthy third parties, and as such collateral is not requested nor is it the Group's policy to securitise its trade and other receivables.

During the year the Group has improved its controls surrounding receivables. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their independent credit rating, financial position, past experience and industry reputation.

In addition, receivable balances are monitored on an ongoing basis.

There are no significant concentrations of credit risk within the Group and financial instruments are spread amongst a number of organisations to minimise the risk of default of counterparties.

F2-72

Notes to the Financial Statements

(Stated in Australian Dollars)

22 Financial risk management objectives and policies (continued)

(e) Liquidity risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of variety of equity and debt instruments.

There is a material uncertainty that may cast significant doubt on whether the Group will continue as a going concern and therefore whether it will realise its assets and settle its liabilities and commitments in the normal course of business and at the amounts stated in the financial report. Refer to Note 2 (a)(i).

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities for all non-derivatives financial liabilities.

The amounts disclosed in the table are the contractual undiscounted cash flows.

The remaining contractual maturities of the Group’s financial liabilities are:

	Consolidated
	2012 $’000	2011 $’000	Restated 2010 $’000

3 months or less	46,109	43,389	10,947
3-6 months	287	2,372	3,642
6-12 months	575	75	5,537
1-5 years	420	282	302
Over 5 years	-	-	-
Total contractual cash flows	47,391	46,118	20,428

Fair value

The methods for estimating fair value are outlined in the relevant notes to the financial statements.

The Group uses various methods in estimating the fair value of financial instruments. The methods comprise:

Level 1 – the fair value is calculated using quoted prices in active markets.

Level 2 – the fair value is estimated using inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3 – the fair value is estimated using inputs for the asset or liability that are not based on observable market data.

The fair value of the financial instruments as well as the methods used to estimate the fair value are summarised in the table below.

		2012				2011
Consolidated	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Financial assets
Available-for-sale investments	603	-	-	603	-	-	-	-
Other financial assets	-	-	33	33	-	-	117	117
Total assets	603	-	33	636	-	-	117	117

Financial liabilities
Embedded derivatives on convertible notes	-	-	2,555	2,555	-	-	-	-
Total liabilities	-	-	2,555	2,555	-	-	-	-

Quoted market price represents the fair value determined based on quoted prices on active markets as at the reporting date. The fair value of the listed equity investments are based quoted on market prices. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.This is the case for the embedded derivatives for the convertible notes which are valued based on a valuation techniques which are disclosed in note 18(c).

F2-73

Notes to the Financial Statements

(Stated in Australian Dollars)

23 Related party disclosure

(a) Subsidiaries

The consolidated financial statements include the financial statements of CBD Energy Limited and the subsidiaries listed in the following table.

			% Equity Interest
Name	Country of Incorporation	Principal Activity	2012	2011	2010
CBD Energy Ltd	Australia	Holding company	100	100	100
Capacitor Technologies Pty Limited	Australia	Energy efficiency	100	100	100
Aso-Tech Pty Ltd	Australia	Inverter provider	67	67	-
Parmac Air Conditioning & Mechanical Services Pty Ltd	Australia	Energy efficiency	100	100	100
Remote Area Power Systems Pty Ltd	Australia	Energy storage	100	100	100
CBD Project Holdings Pty Ltd	Australia	Energy storage	100	100	100
Lloyd Energy Australia Pty Ltd	Australia	Energy storage	100	100	100
CBD Labs Pty Ltd	Australia	Energy storage	100	100	100
Larkden Pty Ltd	Australia	Energy storage	100	100	100
KI Solar Pty Ltd	Australia	Solar	100	100	100
eco-Kinetics Group Pty Ltd	Australia	Solar	100	100	100
eco-Kinetics Netherlands Cooperatief UA	Netherlands	Solar	100	-	-
eco-Kinetics Netherlands Holding BV	Netherlands	Solar	100	-	-
Greenway Pacific Pty Ltd	Australia	Dormant	70	70	-
CBD Solar Labs Pty Ltd	Australia	PV Plant	100	-	-
CBD Solar Pty Ltd	Australia	Solar	100	100	-
National Solar Installations Pty Ltd	Australia	Solar	100	100	-
Chatham Island Wind Ltd	New Zealand	Special purpose vehicle	100	100	100
CBD Adjungbilly Pty Ltd	Australia	Special purpose vehicle	100	100	100
Asian Renewable Energy Management Ltd	Australia	Financial services	100	49	-
Asian & Australian Renewables Ltd	Australia	Financial services	100	-	-

Transactions between the Company and its subsidiaries principally arise from the granting of loans and the provision of management and administration services. All transactions undertaken during the financial year with subsidiaries are eliminated in the consolidated financial statements.

(b) Ultimate parent

CBD Energy Limited is the ultimate Australian parent entity and the ultimate parent of the Group.

(c) Key management personnel

Details relating to key management personnel, including remuneration paid, are included in Note 24.

(d) Terms and conditions of transactions with related parties

Sales to and purchases from related parties are made in arm's length transactions both at normal market prices and on normal commercial terms unless otherwise stated.

F2-74

Notes to the Financial Statements

(Stated in Australian Dollars)

24 Key management personnel

(a) Compensation for Key Management Personnel

	Consolidated
	2012 $	2011 $	2010 $

Short-term employee benefits	2,615,918	2,048,557	1,539,315
Post-employment benefits	170,547	110,968	96,532
Termination benefits	-	-	-
Share-based payment	23,296	626,968	238,000
Total compensation	2,809,761	2,786,493	1,873,847

F2-75

Notes to the Financial Statements

(Stated in Australian Dollars)

24 Key management personnel

(b) Option holdings of Key Management Personnel

	Balance at beginning of Period	Granted as remune- ration	Options Exer-cised	Net Change	Balance at End of Period	Vested at June 30, 2012
2012	July 1, 2011			Other #	June 30, 2012	Total	Exercisable	Not Exercisable
Directors
M. Vaile	6,000,000	-	-	-	6,000,000	6,000,000	6,000,000	-
G. McGowan	6,000,000	-	-	-	6,000,000	6,000,000	6,000,000	-
J. Anderson	3,000,000	-	-	(3,000,000)	-	-	-	-
Sub-total	15,000,000	-	-	(3,000,000)	12,000,000	12,000,000	12,000,000	-
Executives
Y. Brodsky	100,000	100,000	-	-	200,000	200,000	200,000	-
A. McClaren	100,000	-	-	-	100,000	100,000	100,000	-
E. Cywinski	6,000,000	-	-	-	6,000,000	2,000,000	2,000,000	-
Sub-total	6,200,000	100,000	-	-	6,300,000	2,300,000	2,300,000	-
Total	21,200,000	100,000	-	(3,000,000)	18,300,000	14,300,000	14,300,000	-

# Includes lapsed and forfeitures. Changes for J Anderson relates to his resignation as director on March 8, 2012.

	Balance at beginning of Period	Granted as remune- ration	Options Exer- cised	Net Change	Balance at End of Period	Vested at June 30, 2011
2011	July 1, 2010			Other #	June 30, 2011	Total	Exercisable	Not Exercisable
Directors
M. Vaile	3,000,000	3,000,000	-	-	6,000,000	6,000,000	6,000,000	-
G. McGowan	20,500,000	3,000,000	-	(17,500,000)	6,000,000	6,000,000	6,000,000	-
D. Iverach	-	3,000,000	-	(3,000,000)	-	-	-	-
J. Anderson	-	3,000,000	-	-	3,000,000	3,000,000	3,000,000	-
Sub-total	23,500,000	12,000,000	-	(20,500,000)	15,000,000	15,000,000	15,000,000	-
Executives
Y. Brodsky	100,000	-	-	-	100,000	100,000	100,000	-
A. McClaren	100,000	-	-	-	100,000	100,000	100,000	-
E. Cywinski	6,000,000	-	-	-	6,000,000	2,000,000	2,000,000	-
Sub-total	6,200,000	-	-	-	6,200,000	2,200,000	2,200,000	-
Total	29,700,000	12,000,000	-	(20,500,000)	21,200,000	17,200,000	17,200,000	-

# Includes lapsed and forfeitures

F2-76

Notes to the Financial Statements

(Stated in Australian Dollars)

24 Key management personnel

(b) Option holdings of Key Management Personnel

	Balance at beginning of Period	Granted as remune- ration	Options Exer- cised	Net Change	Balance at End of Period	Vested at June 30, 2010
2010	July 1, 2009			Other #	June 30, 2010	Total	Exercisable	Not Exercisable
Directors
M. Vaile	3,000,000	-	-	-	3,000,000	3,000,000	3,000,000	-
G. McGowan	20,500,000	-	-	-	20,500,000	20,500,000	20,500,000	-
Sub-total	23,500,000	-	-	-	23,500,000	23,500,000	23,500,000	-
Executives
Y. Brodsky	100,000	-	-	-	100,000	100,000	100,000	-
A. McClaren	100,000	-	-	-	100,000	100,000	100,000	-
E. Cywinski	-	6,000,000	-	-	6,000,000	-	-	-
Sub-total	200,000	6,000,000	-	-	6,200,000	200,000	200,000	-
Total	23,700,000	6,000,000	-	-	29,700,000	23,700,000	23,700,000	-

# Includes lapsed and forfeitures

(c) Shareholdings of Key Management Personnel

Shares held in CBD Energy Limited (number)

2012	Balance at beginning of period July 1, 2011	Granted as remuneration	On exercise of Options	Net Change Other #	Balance at End of Period June 30, 2012
Directors
M. Vaile	201,250	-	-	-	201,250
G. McGowan	17,899,436	-	-	-	17,899,436
J. Anderson	1,000,000	-	-	(1,000,000)	-

Executives
Y. Brodsky	212,000	-	-	-	212,000
A. McClaren	299,175	200,000	-	-	499,175
E. Cywinski	7,513,331	-	-	10,958,336	18,471,667
Total	27,125,192	200,000	-	9,958,336	37,283,528

F2-77

Notes to the Financial Statements

(Stated in Australian Dollars)

24 Key management personnel (continued)

(c) Shareholdings of Key Management Personnel (continued)

Shares held in CBD Energy Limited (number)

2011	Balance at beginning of period July 1, 2010	Granted as remuneration	On exercise of Options	Net Change Other #	Balance at End of Period June 30, 2011
Directors
M. Vaile	100,000	-	-	101,250	201,250
G. McGowan	12,738,789	-	-	5,160,647	17,899,436
J. Anderson	1,000,000	-	-	-	1,000,000
D. Iverach	1,470,000	-	-	-	1,470,000

Executives
Y. Brodsky	212,000	-	-	-	212,000
A. McClaren	299,175	-	-	-	299,175
E. Cywinski	-	-	-	7,513,331	7,513,331
Total	15,819,964	-	-	12,775,228	28,595,192

Shares held in CBD Energy Limited (number)

2010	Balance at beginning of period July 1, 2009	Granted as remuneration	On exercise of Options	Net Change Other #	Balance at End of Period June 30, 2010
Directors
M. Vaile	100,000	-	-	-	100,000
G. McGowan	17,817,119	-	-	(5,078,330)	12,738,789
J. Anderson	-	-	-	1,000,000	1,000,000
D. Iverach	1,470,000	-	-	-	1,470,000

Executives
M. Fogarty	314,500	-	-	-	314,500
Y. Brodsky	212,000	-	-	-	212,000
A. McClaren	200,000	-	-	99,175	299,175
Total	20,113,619	-	-	(3,979,155)	16,134,464

# Net change for E. Cywinksi of 10,958,336 shares (2011: 7,513,331 shares and 2010: nil shares) were ordinary shares issued to the executive as part of an earn-out agreement in relation to the Company’s acquisition of eco-Kinetics (refer to Note 24 (e)). All other changes are a result of on-market share transactions.

(d) Loans to Key Management Personnel

There were no loans to directors or key management personnel during the year ending June 30, 2012 (2011: none, and 2010: none.).

(e) Convertible note holdings of key management personnel

There were no convertible notes held by key management personnel at 30 June 2012 or 30 June 2011.

	Opening balance 1 July 2009	Granted as remuneration	Net change other	Closing balance 30 June 2010
Mark Vaile	-	-	25,000	25,000
Gerry McGowan	-	-	4,454,281	4,454,281
Mark Fogarty	-	-	500,000	500,000
Total	-	-	4,979,281	4,979,281

Refer to Note 18(b)(iii) for details of the convertible notes at 30 June 2010.

F2-78

Notes to the Financial Statements

(Stated in Australian Dollars)

24 Key management personnel (continued)

(e) Other transactions and balances with Key Management Personnel and their related parties

Directors

During the current and previous financial year, the Group transacted with related entities of directors, other than in their capacity as director as follows:

Entity	2012		2011		2010
	Paid To	Received From	Paid To	Received From	Paid To	Received From
TRW Holdings Pty Ltd [1]	4,596	-	101,108	-	12,669	-
Pitt Capital Partners Limited [2]	-	-	126,066	-	-	-
Corporate & Administrative Services Pty Ltd [3]	22,085	-	90,875	-	7,533	-
Vaile & Associates [4]	-	-	-	246		2,965

1.	TRW Holdings Pty Ltd an entity in which a Director, Mr. McGowan has a direct interest, receives payments for executive services provided by Mr. McGowan and for underwriting fees, reimbursement of travel expenses and other operating disbursements incurred on behalf of the company. The total amount paid or payable to TRW Holdings Pty Ltd including GST for services other than the services of Mr. McGowan acting as Managing Director of CBD Energy Ltd is shown above
2.	Pitt Capital Partners Limited (an entity in which a Director, Mr. Barlow has a direct interest), receives payments for corporate services.
3.	Corporate and Administrative Services Pty Ltd, a company wholly owned by Pitt Capital Partners Limited (an entity in which a Director, Mr. Barlow has a direct interest), receives payments for consulting, corporate services, reimbursement of travel expenses and other operating disbursements.
4.	The Company receives payment from Vaile & Associates, an entity in which a Director, Mr. Vaile has a direct interest, for rental of office space and reimbursement of expenses.

Key Management Personnel

Capacitor Technologies Pty Ltd utilises electrical contracting services offered by Brodpower Pty Ltd, a company in which Mr. Brodsky has an ownership interest. The service contract with Brodpower Pty Ltd operates on a revenue share basis whereby CapTech makes a 25% margin on all electrical installation work outsourced to Brodpower Pty Ltd. During the year ending June 30, 2012, Captech paid Brodpower Pty Ltd $375,904 for contract maintenance and repair services (2011: $256,767 and 2010: $nil).

As part of the purchase of eco-Kinetics the Company has also agreed to contingent consideration to be paid to Mr. Cywinski on achievement of certain performance targets. Mr. Cywinksi may be entitled to cash and share payments relating to the earn-out. During the year ended June 30, 2012 the Company paid Mr. Cywinski $1,286,000 in relation to this earn-out agreement (2011: $1,953,000 and 2010: $nil)

25 Share-based payments

(a) Recognised share-based payment expenses

The expense recognised for employee services and other received during the year is shown in the table below:

	Consolidated
	2012 $’000	2011 $’000	2010 $’000

Expense arising from equity-settled share-based payment transactions for employees	180	609	238
Expense arising from equity-settled share-based payment financing transactions	527	306	-
	707	915	238

F2-79

Notes to the Financial Statements

(Stated in Australian Dollars)

25 Share-based payments (continued)

(b) Types of share-based payments

In February 2010, pursuant to 3 employment agreements with employees of the Company, 12,000,000 unlisted options were granted upon meeting certain performance criteria. The options have an expiry period of 2 years from issue date, as below:

1)	On achievement of 2010 target - 4,000,000 options exercisable at 30 cents each;
2)	On achievement of 2011 target - 4,000,000 options exercisable at 40 cents each, and
3)	On achievement of 2012 target - 4,000,000 options exercisable at 50 cents each.

At balance date, none of the above granted options were issued. Only 2,000,000 of these options are to be issued by the Company as these options are subject to performance targets under an earn-out agreement related to the acquisition of eco-Kinetics. The performance targets were only partially achieved resulting in a requirement to issue no more than 50% of the total number of options available.

On December 20, 2010, 12,000,000 unlisted options expiring December 19, 2013 exercisable at 20 cents each were issued to four directors following shareholders’ approval at the company’s annual general meeting on November 23, 2010.

On July 27, 2011, 575,000 unlisted options exercisable at 20 cents each were granted to staff with an expiry date of December 31, 2012.

In addition on November 1, 2011, 350,000 unlisted options exercisable at 25 cents each were granted to staff with an expiry date of December 31, 2014.

A further 5,000,000 unlisted options exercisable at 20 cents each, with an exercise date of February 9, 2013 were granted in accordance with a loan facility provided during the year ended June 30, 2011. These options were replaced with re-priced options on May 28, 2012 exercisable at 5.3 cents each (previously exercisable at 20 cents each) and an additional 15,000,000 unlisted options exercisable at 5.3 cents each with an exercise date of May 28, 2015 were also issued.

A further 30,016,604 unlisted options exercisable at 5.3 cents each, with an exercise date of May 30, 2017 were granted in accordance with a convertible note facility provided during the year ended June 30, 2012.

The weighted average remaining contractual life of issued options outstanding at year-end was 3.3 years.

(c) Summaries of options granted

The following table illustrates the number (No.) and weighted average exercise prices (WAEP) of, and movements in, share options issued during the year:

	2012	2012	2011	2011
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	26,200,000	$0.20	32,325,000	$0.20
Granted during the year	45,941,604	$0.06	17,000,000	$0.20
Forfeited during the year	-	-	(100,000)	$0.20
Exercised during the year	-	-	-	-
Expired during the year	-	-	(23,025,000)	$0.20
Outstanding at the end of the year	72,141,604	$0.09	26,200,000	$0.20

	2010	2010
	No.	WAEP
Outstanding at the beginning of the year	32,325,000	$0.20
Granted during the year	-	-
Forfeited during the year	-	-
Exercised during the year	-	-
Expired during the year	-	-
Outstanding at the end of the year	32,325,000	$0.20

F2-80

Notes to the Financial Statements

(Stated in Australian Dollars)

25 Share-based payments (continued)

(d) Option pricing model

The fair value of the equity-settled share options granted is estimated as at the date of grant using a Black-Scholes model taking into account the terms and conditions upon which the options were granted. The fair value is derived from the Black-Scholes model using the closing share price of CBD Energy Limited ordinary shares on grant date, Australian Government Long-term bond interest rates as published by the Reserve Bank of Australia as a proxy for the risk-free interest rate, having regard for the bond maturity that is most closely aligned to the period of time remaining until the options expiry date, and the option exercise prices and quantities as noted above.

The model inputs for options granted during the year ended June 30, 2012 included:

Issued for	Convertible notes, refer note 18(b)	Convertible notes, refer note 18(a)	Employees	Employees
Number of options granted	30,016,604	15,000,000	575,000	350,000
Consideration for options granted	Nil	Nil	Nil	Nil
Exercise price:	$0.053	$0.053	$0.200	$0.250
Grant date:	May 28, 2012	May 28, 2012	Jul 28, 2011	Nov 01, 2011
Expiry date:	May 30, 2017	May 28, 2015	Dec 31, 2012	Dec 31, 2014
Share price at grant date:	$0.043	$0.043	$0.148	$0.135
Expected price volatility of the Company’s shares:	97%	97%	72%	74%
Expected dividend yield:	0%	0%	0%	0%
Risk-free interest rate:	4.25%	4.75%	6.25%	6.25%

The expected price volatility is based on the historical volatility of the Company’s share price over a corresponding period to the life of the options or a shorter period if this considered being more relevant.

26 Commitments

(a) Leasing commitments

Operating lease commitments – Group as lessee

Operating leases are entered into as a means of acquiring access to office premises and office equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. No purchase options exist in relation to operating leases and no operating leases contain restrictions on financing or other leasing activities. A renewal option in connection with the office leases exists.

Future minimum rentals payable under non-cancellable operating leases as at June 30, are as follows:

	Consolidated
	2012 $’000	2011 $’000	2010 $’000

Within one year	1,246	1,463	404
After one year but not more than five years	1,275	1,778	804
After more than five years	-	-	-
Total minimum lease payments	2,521	3,241	1,208

F2-81

Notes to the Financial Statements

(Stated in Australian Dollars)

26 Commitments (continued)

Finance lease commitments - Group as lessee

The finance leases relate to the leasing of motor vehicles and office equipment.

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	Consolidated
	2012 $’000	2011 $’000	2010 $’000

Within one year	191	171	133
After one year but not more than five years	406	295	303
After more than five years	-	-	-
Total minimum lease payments	597	466	436
Less amounts representing finance charges	(97)	(102)	(83)
Present value of minimum lease payments	500	364	353

Current liability	156	134	99
Non-current liability	344	230	254
Total	500	364	353

27 Contingencies

The Group has not identified any material contingencies that would be material to the Group's results of operations, cash flows or financial position at June 30, 2012 (2011: None, and 2010: None) nor were there any in the period between balance date and the date of this report.

F2-82

Notes to the Financial Statements

(Stated in Australian Dollars)

28 Auditors' remuneration

The auditor of CBD Energy Limited is PricewaterhouseCoopers. Amounts disclosed in respect of 30 June 2011 and 30 June 2010 relate to the audit of these years by PricewaterhouseCoopers which was performed in 2012 and 2013.

	Consolidated
	2012 $	2011 $	2010 $
Amounts received or due and receivable by PricewaterhouseCoopers (Australia) for:
- Audit and review of the financial statements	460,000	62,500	62,500
-Other consulting and advisory services	65,000	-	-
-Tax compliance and tax advice services	47,240	-	-
	572,240	62,500	62,500

The auditor of CBD Energy Limited for the comparative years ended June 30, 2011 and June 30, 2010 was Hall Chadwick.

	Consolidated
	2012 $	2011 $	2010 $
Amounts received or due and receivable by Hall Chadwick for:
- Audit and review of the financial statements	165,795	168,200	87,500
-Other consulting and advisory services	78,359	70,050	25,000
-Tax compliance	-	20,170	5,153
	244,154	258,420	117,653

29 Events after the balance sheet date

Transactions

On October 8, 2012 the Company executed an agreement with Banco Santander whereby Banco Santander will provide the equity funding required to develop the Taralga Wind Farm. As a result of this, CBD has received reimbursement for development costs incurred to date and its initial development fee. The Company has retained a 10% equity holding in the Taralga Wind Farm and will be entitled to a share of potential profits earned either from sale or continuing operation of the wind farm in future.

On October 8, 2012, the Company exited the AusChina Joint Venture. The company can be more flexible in its future wind development projects by controlling activities in this area. This has been proven by the excellent outcome achieved with Taralga.

On 16 April 2013, the Group’s interests in Larkden Pty Ltd were sold including the energy storage patents held by Larkden. The sale price was $2,750,000 of which $250,000 was received in cash at the time of sale. The balance of the payments of $2,500,000 is to be received in three tranches on the anniversaries of the sale from 2015 to 2017. If certain targets of installed capacity of the storage technology are not met within 3 years of the date of sale then the purchase price shall be reduced by $1,000,000. Management has estimated that the target will be met within the 3 years period and hence the total consideration has been determined to be $2,750,000. The carrying value of the patents assets at December 31, 2012 is $3,363,000 and $3,295,000 at the date of the sale which will result in a net loss on sale of $545,000 based on the total consideration of $2,750,000, however there can be no assurances that the full amount of the contingent consideration initially recognised will not change prior to the issuance of the final audited financial statements for the year ended 30 June 2013.

F2-83

Notes to the Financial Statements

(Stated in Australian Dollars)

29 Events after the balance sheet date (continued)

The transaction entered into by the Group in respect of the sale also included additional consideration of $1,740,000. This comprised consideration for the termination of a licence of $750,000 held by another CBD entity for use of the storage technology (the associated assets had a carrying value of $402,000 at December 2012, refer note 16(c) resulting in a net gain on sale of $348,000) and reimbursement of costs of $990,000 incurred by CBD which were also paid as part of that the sale and for which no asset was recognised on the balance sheet as at the date of the sale. Overall, CBD made a gain of $793,000 as a result of that transaction. The sale price has been allocated between the various component of the transaction based on the contractual agreements associated with each part of the transaction.

On the 22 July 2013, the Group announced that the Merger Agreement signed with Westinghouse Solar Inc (now named Andalay Solar) has been cancelled.

On 30 August 2013 the Company’s 100% owned subsidiary Capacitor Technologies Pty Ltd (Captech) was disposed of for $1,788,000 resulting in no material gain or loss being recognised. The net proceeds realised from the sale have been used to reduce debt.

F2-84

Notes to the Financial Statements

(Stated in Australian Dollars)

29 Events after the balance sheet date (continued)

Financing

On September 26, 2012 at a general meeting of the Company shareholders’ approval was received to raise up to an additional US$8,000,000 through the issue of up to 800 secured convertible notes (Convertible Notes) with a face value of US$10,000, along with Options on the basis of 1 free attaching New Option for every 4 ordinary shares issuable on conversion of the convertible notes. The conversion price of the Convertible Notes will be set at a 10% premium to the VWAP of trading in the Company’s ordinary shares over the 10 days prior to issuing the Convertible Notes. At the date of this report, the Company has not entered into any formal agreements to issue the Convertible Notes.

The Company has also agreed to issue 20,000,000 unlisted Options exercisable at $0.053 on or before May 28, 2017 as consideration to a third party lender for the extension of repayment terms of loans made to the Company. The issue of these options was approved by the Company’s shareholders at a general meeting of the company on September 26, 2012.

On September 26 2012, at a general meeting of the Company, shareholders’ approval was received to issue the series 1 9.75% convertible notes with a face value of US$6,250,000 (Refer Note 18).

On September 26 2012, at a general meeting of the Company, shareholders’ approval was received to re-issue the series 2 12% convertible notes with a face value of US$2,400,000 should the note holders decide to have their notes re-issued under the new terms (Refer Note 18).

In February 2013, CBD entered into an amended and restated credit agreement with the secured convertible note holders. Additional warrants were issued to the Series 1 convertible note holders under the amended agreement pursuant to which Series 1 Note holders can acquire, after June 30, 2013 but prior to February 13, 2018, up to 46,181,818 of CBD’s ordinary shares, with an exercise price of A$0.0275 per share. These warrants would be cancelled if the outstanding Secured Note balance is reduced to zero prior to June 30, 2013 and are cancelled ratably for any partial reduction of the Secured Note balance prior to such date. Under the terms of the amended convertible note agreement, CBD has undertaken, without being obligated, to reduce the face value of the convertible notes to not more than US$2,500,000 by 30 June 2013 from the current balance of US$6,350,000 through the sale of non-core assets. The face value of these convertible notes had not been reduced to below US$2,500,000 by 30 June 2013, and as such an event of default subsists. The Note holders issued a letter to the Company on 28 June 2013 stating that at present no action will be taken in respect of any event of default which may have occurred.. As a result of this default event, at maturity the Notes are subject to a redemption premium equal to 20% of the principal and none of the warrants issued in February 2013 have been cancelled. Existing warrants totalling 50,016,604 warrants held by Series 1 Note holders and other loan providers were re-priced to an exercise price of A$0.0275 per share from A$0.053 per share. Should this renegotiation amount to an extinguishment of debt, then the recognition of the costs to establish the facility maybe accelerated in the statement of comprehensive income. The amendments made to the terms of the notes constitute an extinguishment of the debt from an accounting point of view and have resulted in an adjustment to the carrying value of the loan balance at the date of the change which has resulted in an expense of $2,443,000 being recorded in the income statement at 30 June 2013.

On 14 January 2013, 3,443,000 ordinary shares were issued in the Company at the price of $0.019 per share.

On 13 February 2013, 9,313,797 ordinary shares were issued in the Company at the price of $0.026 per share.

On 3 May 2013 the Company announced that it was launching a share Purchase Plan to raise additional equity in the Company. The issue price of any shares under this hare Purchase Plan is $0.013. A total of $207,000 was raised under the Share Purchase Plan resulting in the issuance of 15,923,109 shares on 17 June 2013.

On 2 June 2013 the Company launched an unsecured retail bonds offering in the United Kingdom through a wholly owned subsidiary, Energy Bonds Plc. The bond issue closed on 2 July 2013 having raised £994,500.

On 20 September 2013, the Company issued 95 additional Series 1 Convertible Notes (refer Note 18(c)(i)) with a total face value of US$950,000.

On 5 October 2013 the Company launched a secured retail bonds offering in the United Kingdom through a wholly owned subsidiary, Secured Energy Bonds Plc. The bond issue closed on December 10, 2013 having raised gross proceeds of £7,536,000.

On 21 November, the Company signed agreements with the holders of the secured convertible notes and the Other Loan of $6,500,000 to restructure the terms of the notes and loans. The agreements are currently sitting with the holders for signing. Further agreements to cure past defaults on these facilities and the unsecured convertible note facility have been drafted and it is anticipated that on execution of these the maturity date of the notes and loan will be 30 May 2015.

The proposed amendments to the terms of the notes and loan may constitute an extinguishment of the debt from an accounting point of view which may result in an adjustment to the carrying value of the loan balance at the date of the change and an expense being recorded in the income statement during the financial year ending June 30, 2014.

Other

On 31 January 2013 Mr. Vaile retired from the Board of Directors. On the same date Mr. McGowan was appointed executive Chairman and also retains his position as Managing Director. On 4 February 2013 Mr Carlo Botto was appointed to the CBD Board of Directors.

F2-85

Notes to the Financial Statements

(Stated in Australian Dollars)

29 Events after the balance sheet date (continued)

On 11 July 2013 the Company entered a voluntary trading halt on the ASX, followed by a voluntary suspension, pending the announcement of the outcome of discussions with secured lenders and other creditors. This suspension was lifted on November 29, 2013 and the ASX reinstated trading of the Company’s ordinary shares on that date.

Restructure and defer payments to creditors: CBD has been successful in negotiating improved terms and reductions in amount payable with some major creditors. To accommodate the Group’s cash flow requirements, some creditors have agreed to establish payments plan in order to spread repayment. Agreements have been signed with two major creditors to grant debt forgiveness to CBD totalling $2,800,000. The conditions of one of these agreements included the assignment of the creditor balance to a director-related entity (TRW Holdings Pty Ltd, an entity controlled by Mr Gerry McGowan). The debt forgiveness will become effective once the company has finalised an agreement with TRW Holdings Pty Ltd to effect the debt forgiveness.

CBD has recognized an impairment in the carrying value of the Solar CGU of $3,000,000 at June 30, 2103, thereby reducing its carrying value to $15,898,000 at that date. The Company believes that the structural changes to the Solar PV operations should enable the Solar PV business to operate profitably and be cash flow positive in future years, but the results of the goodwill impairment review conducted as at 30 June 2013 indicated that the carrying value of goodwill was impaired by the amount of $3,000,000. A charge of this amount has been recognized in the Statement of Comprehensive Income for the year ended 30 June 2013.

On 5 September 2013 the Company received approval from the ASX to de-list from ASX. Shareholder approval to de-list was obtained at an Extraordinary General Meeting held on 26 November 2013.

On 21 October 2013 the Company signed an exclusive, worldwide, long-term license agreement with Westinghouse Electric Corporation to use the WESTINGHOUSE® trademark as the corporate banner for its solar business.

F2-86